As filed with the Securities and Exchange Commission on February 29, 2000

                                                     Registration Nos. 333-86921
                                                                       811-4721


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
             SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                     N-8B-2

                Phoenix Home Life Variable Universal Life Account
                             (Exact name of trust )

                   Phoenix Home Life Mutual Insurance Company
                               (Name of depositor)

               One American Row, Hartford, Connecticut 06102-5056
              (Address of depositor's principal executive offices)

                               Dona D. Young, Esq.
                   Phoenix Home Life Mutual Insurance Company
                          One American Row, PO Box 5056
                             Hartford, CT 06102-5056
                (Name and complete address of agent for service)

                                    Copy to:
                               Edwin L. Kerr, Esq.
                   Phoenix Home Life Mutual Insurance Company
                          One American Row, PO Box 5056
                             Hartford, CT 06102-5056


                It is proposed that this filing will become effective:
                [  ]  immediately upon filing pursuant to paragraph (b);
                [  ]  on (____) pursuant to paragraph (b);
                [ ] 60 days after filing pursuant to paragraph (a)(1); or [ ] on (____) pursuant to paragraph (a)(1) of Rule 485.
                [  ]  this Post-Effective Amendment designates a new effective date for a previously filed post-effective amendment.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

    Title of securities being registered: Flexible premium variable universal life policies.

    Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

================================================================================

                                                                 [VERSION A]

                                                                     PHOENIX
                                                              CORPORATE EDGE

                                                     VARIABLE UNIVERSAL LIFE
                                                            INSURANCE POLICY

                                                                   Issued by

                                                           PHOENIX HOME LIFE
                                                    MUTUAL INSURANCE COMPANY

IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT US AT:

[envelope] ANDESA TPA, INC.
           1605 N CEDAR CREST BLVD, SUITE 502
           ALLENTOWN, PA 18104
[phone]    610/439-5256


PROSPECTUS                           MARCH __, 2000

    This prospectus describes an individual flexible premium variable universal life insurance policy. The policy provides lifetime insurance protection for as long as it remains in force.

    You may allocate net premiums and cash value to one or more of the subaccounts of the VUL Account and the Guaranteed Interest Account ("GIA"). The assets of each subaccount will be used to purchase, at net asset value, shares of a series in the following designated underlying funds.


THE PHOENIX EDGE SERIES FUND
----------------------------

     MANAGED BY PHOENIX INVESTMENT COUNSEL, INC.
     [diamond] Phoenix-Aberdeen International Series
     [diamond] Phoenix-Engemann Capital Growth Series
     [diamond] Phoenix-Engemann Nifty Fifty Series
     [diamond] Phoenix-Goodwin Money Market Series
     [diamond] Phoenix-Goodwin Multi-Sector Fixed Income Series
     [diamond] Phoenix-Hollister Value Equity Series
     [diamond] Phoenix-Oakhurst Balanced Series
     [diamond] Phoenix-Oakhurst Growth and Income Series
     [diamond] Phoenix-Oakhurst Strategic Allocation Series
     [diamond] Phoenix-Seneca Mid-Cap Growth Series
     [diamond] Phoenix-Seneca Strategic Theme Series


    MANAGED BY PHOENIX-ABERDEEN INTERNATIONAL ADVISORS, LLC
    [diamond]  Phoenix-Aberdeen New Asia Series

    MANAGED BY DUFF & PHELPS INVESTMENT MANAGEMENT CO.
    [diamond]  Phoenix-Duff & Phelps Real Estate Securities Series


    MANAGED BY PHOENIX VARIABLE ADVISORS, INC.
    [diamond] Phoenix Research Enhanced Index Series
    [diamond] Phoenix-Bankers Trust Dow 30 Series
    [diamond] Phoenix-Federated U.S. Government Bond Series
    [diamond] Phoenix-Janus Equity Income Series
    [diamond] Phoenix-Janus Flexible Income Series
    [diamond] Phoenix-Janus Growth Series
    [diamond] Phoenix-Morgan Stanley Focus Equity Series
    [diamond] Phoenix-Schafer Mid-Cap Value Series


BT INSURANCE FUNDS TRUST
------------------------
    MANAGED BY BANKERS TRUST COMPANY
    [diamond]  EAFE(R) Equity Index Fund

FEDERATED INSURANCE SERIES
--------------------------
    MANAGED BY FEDERATED INVESTMENT MANAGEMENT COMPANY
    [diamond]  Federated Fund for U.S. Government Securities II
    [diamond]  Federated High Income Bond Fund II


MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.
------------------------------------------------
    MANAGED BY MORGAN STANLEY DEAN WITTER INVESTMENT MANAGEMENT INC. [diamond] Technology Portfolio


TEMPLETON VARIABLE PRODUCTS SERIES FUND
---------------------------------------
    MANAGED BY TEMPLETON INVESTMENT COUNSEL, INC.
    [diamond]  Templeton Asset Allocation Fund -- Class 2
    [diamond]  Templeton International Fund -- Class 2
    [diamond]  Templeton Stock Fund -- Class 2

    MANAGED BY TEMPLETON ASSET MANAGEMENT, LTD.
    [diamond]  Templeton Developing Markets Fund -- Class 2


    MANAGED BY FRANKLIN MUTUAL ADVISERS, LLC
    [diamond]  Mutual Shares Investments Fund -- Class 2


WANGER ADVISORS TRUST
---------------------
    MANAGED BY WANGER ASSET MANAGEMENT, L.P.
    [diamond]  Wanger Foreign Forty
    [diamond]  Wanger International Small Cap
    [diamond]  Wanger Twenty
    [diamond]  Wanger U.S. Small Cap

    It may not be in your best interest to purchase a policy to replace an existing life insurance policy or annuity contract. You must understand the basic features of the proposed policy and your existing coverage before you decide to replace your present coverage. You must also know if the replacement will result in any taxes.

    The policy is not a deposit or obligation of, underwritten or guaranteed by, any financial institution or credit union. It is not federally insured or endorsed by the Federal Deposit Insurance Corporation or any other state or federal agency. Policy investments are subject to risk, including the fluctuation of policy values and possible loss of principal invested or premiums paid.


    The Securities and Exchange Commission has not approved or disapproved these securities, nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


    This prospectus is valid only if accompanied or preceded by current prospectuses for the funds. You should read and keep these prospectuses for future reference.

                                TABLE OF CONTENTS


Heading                                                   Page
--------------------------------------------------------------

PART I--GENERAL POLICY PROVISIONS........................   5
    SUMMARY ...........................................     5
        Availability....................................    5
        Underwriting....................................    5
        Charges Under the Policy........................    5
        Deductions From Premiums........................    7
            Sales Charge................................    7
            State Premium Tax Charge....................    7
            Deferred Acquisition Cost ("DAC") Tax
             Charge.....................................    7
        Policy Value Charges............................    7
            Administrative Charge.......................    7
            Cost of Insurance...........................    7
            Mortality and Expense Risk Fee..............    7
            Rider Charge................................    7
            Charges for Federal Income Taxes............    7
            Fund Charges................................    7
        Other Charges...................................    9
            Partial Surrender Fee.......................    9
            Loan Interest Rate Expense Charge...........    9
        Reduction in Charges............................    9
    PHOENIX HOME LIFE MUTUAL INSURANCE
     COMPANY AND THE VUL ACCOUNT........................    9
        Phoenix.........................................    9
        The VUL Account.................................    9
    PERFORMANCE HISTORY.................................    9
    INVESTMENTS OF THE VUL ACCOUNT......................    9
        Participating Investment Funds..................    9
            The Phoenix Edge Series Fund................    9
            BT Insurance Funds Trust....................   11
            Federated Insurance Series..................   11
            Morgan Stanley Dean Witter Universal
             Funds, Inc.................................   11
            Templeton Variable Products Series Fund.....   11
            Wanger Advisors Trust.......................   11
        Investment Advisors.............................   12
        Services of the Advisors........................   13
        Reinvestment and Redemption.....................   13
        Substitution of Investments.....................   13
        The GIA.........................................   13
    PREMIUMS............................................   14
        Minimum Premiums................................   14
        Allocation of Issue Premium.....................   14
        Free Look Period................................   14
        Account Value...................................   14
            Transfer of Policy Value....................   14
            Systematic Transfers for Dollar Cost
             Averaging..................................   15
        Automatic Asset Re-Balancing....................   15
        Determination of Subaccount Values..............   15
        Death Benefit Under the Policy..................   16
            Minimum Face Amount.........................   16
            Death Benefit Options.......................   16
        Changes in Face Amount of Insurance.............   16
            Requests for Increase in Face Amount........   16
        Decreases in Face Amount and Partial
         Surrenders: Effect on Death Benefit............   17
            Requests for Decrease in Face Amount........   17
        Surrenders......................................   17
            General.....................................   17
            Full Surrenders.............................   17
            Partial Surrenders..........................   17
        Policy Loans....................................   17
            Source of Loan..............................   17
            Interest....................................   18
            Interest Credited on Loaned Value...........   18
            Repayment...................................   18
            Effect of Loan..............................   18
        Lapse...........................................   18
        Additional Insurance Option.....................   18
        Additional Rider Benefits.......................   18
PART II--ADDITIONAL POLICY PROVISIONS...................   19
        Postponement of Payments........................   19
        Payment by Check................................   19
        The Contract....................................   19
        Suicide.........................................   19
        Incontestability................................   19
        Change of Owner or Beneficiary..................   19
        Assignment......................................   19
        Misstatement of Age or Sex......................   20
        Surplus.........................................   20
    PAYMENT OF PROCEEDS.................................   20
        Surrender and Death Benefit Proceeds............   20
        Payment Options.................................   20
            Option 1--Lump sum..........................   20
            Option 2--Left to earn interest.............   20
            Option 3--Payment for a specific period.....   20
            Option 4--Life annuity with specified
             period certain.............................   20
            Option 5--Life annuity......................   20
            Option 6--Payments of a specified amount....   20
            Option 7--Joint survivorship annuity with
             10-year period certain.....................   21
PART III--OTHER IMPORTANT INFORMATION...................   21
    FEDERAL TAX CONSIDERATIONS..........................   21
        Introduction....................................   21
        Phoenix's Tax Status............................   21
        Policy Benefits.................................   21
            Death Benefit Proceeds......................   21
            Full Surrender..............................   21
            Partial Surrender...........................   22
            Loans.......................................   22
        Business-Owned Policies.........................   22
        Modified Endowment Contracts....................   22
            General.....................................   22

            Reduction in Benefits During the
             First Seven Years..........................   22
            Distributions Affected......................   22
            Penalty Tax.................................   22
            Material Change Rules.......................   22
            Serial Purchase of Modified
             Endowment Contracts........................   23
        Limitations on Unreasonable Mortality and
         Expense Charges................................   23
        Diversification Standards.......................   23
        Change of Ownership or Insured or
         Assignment.....................................   24
        Other Taxes.....................................   24
    VOTING RIGHTS ......................................   24
    THE DIRECTORS AND EXECUTIVE OFFICERS OF
     PHOENIX............................................   24
    SAFEKEEPING OF THE VUL ACCOUNT'S ASSETS ............   26
    SALES OF POLICIES ..................................   26
    STATE REGULATION ...................................   26
    REPORTS ............................................   26
    LEGAL PROCEEDINGS ..................................   26
    LEGAL MATTERS ......................................   26
    REGISTRATION STATEMENT .............................   26
    FINANCIAL STATEMENTS ...............................   26
    APPENDIX A--GLOSSARY OF SPECIAL TERMS...............   71
    APPENDIX B--PERFORMANCE HISTORY.....................   72
    APPENDIX C--ILLUSTRATIONS OF DEATH BENEFITS,
     POLICY VALUES ("ACCOUNT VALUES") AND
     CASH SURRENDER VALUES..............................   76




THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

                        PART I--GENERAL POLICY PROVISIONS
-------------------------------------------------------------------------------

SUMMARY
-------------------------------------------------------------------------------
    This is a summary that describes the general provisions of the policy.

    Certain provisions of the policy described in this prospectus may differ in a particular state because of specific state requirements.

    Throughout the prospectus, Phoenix Home Life Mutual Insurance Company is referred to as Phoenix, we, us, or our and the policyholder is referred to as you or your.

    We define the following terms in the Glossary of Appendix A:

    ATTAINED AGE                    POLICY ANNIVERSARY
    BENEFICIARY                     POLICY DATE
    DEBT                            POLICY VALUE
    FUNDS                           POLICY YEAR
    GENERAL ACCOUNT                 SERIES
    ISSUE PREMIUM                   SUBACCOUNTS
    MONTHLY CALCULATION DATE        TARGET PREMIUM
    NET ASSET VALUE                 VALUATION DATE
    PAYMENT DATE                    VALUATION PERIOD
    PLANNED ANNUAL PREMIUM          VUL ACCOUNT (ACCOUNT)

    If there is ever a difference between the provisions within this prospectus and the provisions of the policy, the policy provisions will control.

AVAILABILITY
    The policy is available on a "case" basis. We may consider one person as a case. All policies within a case are aggregated for purposes of determining policy dates, loan rates and underwriting requirements. If an individual owns the policy as part of a case, he or she may exercise all rights under the policy through their employer or sponsoring organization. After termination of employment or other such relationship, the individual may exercise such rights directly with us.


    For fully underwritten policies, the age of the insured at the time of issue generally must be between ages 18 through 85 as of his or her birthday nearest the policy anniversary.


    For policies that are underwritten using simplified or guaranteed issue programs, generally the maximum age of the insured at the time of issue is age 70 for simplified and 64 for guaranteed issue.

    The minimum face amount of insurance per policy issued is $50,000.

    You can purchase a policy to insure the life of another person provided that you have an insurable interest in that life and the prospective Insured consents.

UNDERWRITING
    Currently, we offer three types of underwriting:

[diamond] Fully underwritten;

[diamond] Simplified issue underwriting; and

[diamond] Guaranteed issue underwriting.

    Your cost of insurance charges will vary based on the type of underwriting we use.

CHARGES UNDER THE POLICY
    We deduct certain charges from your policy to compensate us for:

    1.  our expenses in selling the policy;

    2.  underwriting and issuing the policy;

    3.  premium and federal taxes incurred on premiums received;

    4.  providing insurance benefits under your policy; and

    5.  assuming certain risks in connection with the policy.

    These charges are summarized below. These charges are described more fully following this chart.


                                                     CHARGES UNDER THE POLICY
--------------------------------------------------------------------------------------------------------------------------------
CHARGES                                        CURRENT RATE                             GUARANTEED RATE
--------------------------------------------------------------------------------------------------------------------------------
DEDUCTIONS FROM        SALES CHARGE            Policy years 1 - 7: 7.0% of premiums up  Policy years 1 - 7: 9.0% of premiums.
PREMIUMS                                       to the Target Premium and 0% on amounts  Policy year 8+: 3.0% of all premiums.
                                               in excess of the Target Premium.
                                               Policy year 8+: 0% of all premiums.
                       ----------------------------------------------------------------------------------------------------------
                       STATE PREMIUM           0.75% to 4.0% of each premium depending  This charge will always equal the
                       TAX                     on your state's applicable rate.         applicable state rate.
                       ----------------------------------------------------------------------------------------------------------

                       DEFERRED ACQUISITION    1.5% of each premium.                    1.5% of each premium.
                       COST TAX CHARGE
                       (FEDERAL DAC TAX)

---------------------------------------------------------------------------------------------------------------------------------
POLICY VALUE CHARGES   ADMINISTRATIVE CHARGE   $5 per month ($60 annually)              $10 per month ($120 annually) except
                                                                                        New York, $7.50 per month ($90
                                                                                        annually)
---------------------------------------------------------------------------------------------------------------------------------

                       COST OF INSURANCE       A per thousand rate multiplied by the    The maximum monthly cost of insurance
                       CHARGE                  amount at risk each month. This charge   charge for each $1,000 of insurance is
                                               varies by the Insured's issue age,       shown on your policy's schedule pages.
                                               policy duration, gender and
                                               underwriting class.

                       ----------------------------------------------------------------------------------------------------------
                       MORTALITY AND EXPENSE   0.50% annually in policy years 1-10      0.90% annually in all policy years
                       RISK CHARGE             0.25% annually in policy years 11+
                       ----------------------------------------------------------------------------------------------------------
                       FUND CHARGES            SEE FUND CHARGE TABLE                    SEE FUND CHARGE TABLE
---------------------------------------------------------------------------------------------------------------------------------
OTHER CHARGES          PARTIAL SURRENDER FEE   None                                     2.0% of the amount withdrawn, but not
                                                                                        greater than $25.
---------------------------------------------------------------------------------------------------------------------------------

                       TRANSFERS BETWEEN       None                                     $10 per transfer after the first 2
                       SUBACCOUNTS                                                      transfers in any given policy year,
                                                                                        (after 12 transfers in New York).

                       ----------------------------------------------------------------------------------------------------------
                       LOAN INTEREST RATE      The rates in effect before the 16th      The Guaranteed rates before the Insured
                       CHARGED                 policy year and before the Insured       reaches 65 for all states are:
                                               reaches age 65 in all states except      Policy year 1 - 10:       4.75%
                                               New York and New Jersey are:             Policy year 11 - 15:      4.50%
                                               Policy year 1 - 10:      2.75%           Policy year 16+:          4.25%
                                               Policy year 11 - 15:     2.50%
                                               Policy year 16+:         2.25%
                                               The rates in effect before the 16th
                                               policy year and before the Insured
                                               reaches age 65 in New York and
                                               New Jersey are:
                                               Policy year 1 - 10:       4.75%
                                               Policy year 11 - 15:      4.50%
                                               Policy year 16+:          4.25%
---------------------------------------------------------------------------------------------------------------------------------

DEDUCTIONS FROM PREMIUMS
    Before we allocate your premium to the subaccounts or the GIA we deduct a sales charge, a state premium tax and a federal tax to cover the estimated cost to us for deferred acquisition costs.


SALES CHARGE
    We deduct a sales charge from your premium for the costs we incur in the sales and distribution of the policies.

STATE PREMIUM TAX CHARGE
    States assess premium taxes at various rates. We deduct the applicable state rate from each premium to cover the cost of the premium taxes assessed against us by the state.

    We may increase or decrease this charge if there is a change in the tax or change of residence.

DEFERRED ACQUISITION COST ("DAC") TAX CHARGE
    This tax is associated with our federal tax liability under Internal Revenue Code Section 848.


POLICY VALUE CHARGES
    On each monthly calculation day, we deduct from your policy value the following charges:


    1.   Administrative Charge

    2.   Cost of Insurance Charge

    3.   Mortality and Expense Risk Fee

    4.   A charge for the cost of riders if applicable


    The amount deducted is allocated among the subaccounts and the unloaned portion of the GIA based on an allocation schedule specified by you. You initially choose this schedule in your application.


1.  ADMINISTRATIVE CHARGE
    We assess a monthly charge for the expenses we incur in administering the policy. This charge reimburses us for the cost of daily administration for services such as billing and collections, monthly processing, updating daily values and communicating with policyholders.

2.  COST OF INSURANCE
    We deduct a charge to cover the cost of insurance coverage on each monthly calculation date. This charge is based on:

[diamond]  Insured's gender;

[diamond]  Insured's age at issue;

[diamond]  Policy year in which we make the deduction;

[diamond]  Insured's tobacco use classification;

[diamond]  Rating class of the policy; and

[diamond]  Underwriting classification of the case.

    To determine the monthly cost of insurance, we multiply the appropriate cost of insurance rate by the difference between your policy's death benefit and the policy value. Any change in the cost of insurance rates will apply to all persons of the same sex, insurance age and risk class whose policies have been in force for the same length of time.

3.  MORTALITY AND EXPENSE RISK FEE

    We charge the subaccounts for the mortality and expense risks we assume. This charge is deducted from the value of each subaccount's assets attributable to the policies.


    The mortality risk we assume is that the group of lives we insure under our policies may, on average, live for a shorter period of time than we estimated.

    The expense risk we assume is that our cost of issuing and administering the policies may be more than we estimated.

    If all the money we collect from this charge is not required to cover the cost of death benefits and other expenses, it will be a gain to us. If the money we collect is not enough to cover our costs, we will still provide for death benefits and expenses.

4.  RIDER CHARGE
    We will deduct any applicable monthly rider charges for the additional benefit provided to you by the rider.

CHARGES FOR FEDERAL INCOME TAXES
    We currently do not charge the VUL Account for federal income taxes attributable to it. In the future, we may charge to cover these or any other tax liability of the VUL Account.

FUND CHARGES

    Please refer to the following chart for a listing of fund charges.

FUND ANNUAL EXPENSES
(For the year ending December 31, 1999)

-------------------------------------------------------------------------------------------------------------------------------
                                                                             OTHER EXPENSES  TOTAL EXPENSES   TOTAL EXPENSES
SERIES                                              MANAGEMENT   RULE 12B-1      BEFORE          BEFORE           AFTER
                                                       FEES         FEES     REIMBURSEMENT(1) REIMBURSEMENT   REIMBURSEMENT(2)
-------------------------------------------------------------------------------------------------------------------------------
THE PHOENIX EDGE SERIES FUND
-------------------------------------------------------------------------------------------------------------------------------
Phoenix Research Enhanced Index                         .45%         N/A           .30%             .75%            .55%
Phoenix-Aberdeen International                          .75%         N/A           .26%            1.01%           1.01%
Phoenix-Aberdeen New Asia                              1.00%         N/A          1.39%            2.39%           1.25%
Phoenix-Bankers Trust Dow 30                            .35%         N/A          7.46%            7.81%            .50%
Phoenix-Duff & Phelps Real Estate Securities            .75%         N/A           .56%            1.31%           1.00%
Phoenix-Engemann Capital Growth                         .62%         N/A           .06%             .68%            .68%
Phoenix-Engemann Nifty Fifty                            .90%         N/A           .53%            1.43%           1.05%
Phoenix-Federated U.S. Government Bond                  .60%         N/A          7.61%            8.21%            .75%
Phoenix-Goodwin Money Market                            .40%         N/A           .17%             .57%            .55%
Phoenix-Goodwin Multi-Sector Fixed Income               .50%         N/A           .21%             .71%            .65%
Phoenix-Hollister Value Equity                          .70%         N/A          1.33%            2.03%            .85%
Phoenix-Janus Equity Income                             .85%         N/A         17.96%           18.81%           1.00%
Phoenix-Janus Flexible Income                           .80%         N/A          7.38%            8.18%            .95%
Phoenix-Janus Growth                                    .85%         N/A         16.44%           17.29%           1.00%
Phoenix-Morgan Stanley Focus Equity                     .85%         N/A          7.26%            8.11%           1.00%
Phoenix-Oakhurst Balanced                               .54%         N/A           .16%             .70%            .70%
Phoenix-Oakhurst Growth and Income                      .70%         N/A           .31%            1.01%            .85%
Phoenix-Oakhurst Strategic Allocation                   .58%         N/A           .12%             .70%            .70%
Phoenix-Schafer Mid-Cap Value                          1.05%         N/A          1.53%            2.58%           1.20%
Phoenix-Seneca Mid-Cap Growth                           .80%         N/A          1.24%            2.04%           1.05%
Phoenix-Seneca Strategic Theme                          .75%         N/A           .22%             .97%            .97%

BT INSURANCE FUNDS TRUST
-------------------------------------------------------------------------------------------------------------------------------
EAFE(R) Equity Index Fund                                .45%         N/A           .69%            1.15%            .65%

FEDERATED INSURANCE SERIES
-------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II        .60%         N/A           .43%            1.03%            .78%
Federated High Income Bond Fund II                      .60%         N/A           .44%            1.04%            .79%

MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.
-------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio                                    .79%         N/A         11.78%           12.57%           1.15%

TEMPLETON VARIABLE PRODUCTS SERIES FUND(3)
-------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Investments Fund-- Class 2                .60%        .25%           .19%            1.04%           1.04%
Templeton Asset Allocation Fund-- Class 2               .65%        .25%           .09%             .99%            .99%
Templeton Developing Markets Fund-- Class 2            1.25%        .25%           .29%            1.79%           1.79%
Templeton International Fund-- Class 2                  .78%        .25%           .07%            1.10%           1.10%
Templeton Stock Fund-- Class 2                          .83%        .25%           .05%            1.10%           1.10%

WANGER ADVISORS TRUST
-------------------------------------------------------------------------------------------------------------------------------
Wanger Foreign Forty                                   1.00%         N/A          2.45%            3.45%           1.45%
Wanger International Small Cap                         1.25%         N/A           .24%            1.49%           1.49%
Wanger Twenty                                           .95%         N/A          1.17%            2.12%           1.35%
Wanger U.S. Small Cap                                   .95%         N/A           .07%            1.02%           1.02%
-------------------------------------------------------------------------------------------------------------------------------

1 Each series pays a portion or all of its expenses other than the management fee. The Phoenix Research Enhanced Index Series will pay up to .10%; the Phoenix-Engemann Capital Growth, Phoenix-Goodwin Multi-Sector Fixed Income, Phoenix-Oakhurst Strategic Allocation, Phoenix-Goodwin Money Market, Phoenix-Oakhurst Balanced, Phoenix-Engemann Nifty Fifty, Phoenix-Oakhurst Growth and Income, Phoenix-Hollister Value Equity and Phoenix-Schafer Mid-Cap Value, Phoenix-Bankers Trust Dow 30, Phoenix-Federated U.S. Government Bond, Phoenix-Janus Equity Income, Phoenix-Janus Flexible Income, Phoenix-Janus Growth and Phoenix-Morgan Stanley Focus Equity Series will pay up to .15%; the Phoenix-Duff & Phelps Real Estate Securities, Phoenix-Seneca Strategic Theme, Phoenix-Aberdeen New Asia, and Phoenix-Seneca Mid-Cap Growth Series will pay up to .25%; and the Phoenix-Aberdeen International Series will pay up to .40%. The Wanger Foreign Forty will pay up to .45%, the Wanger U.S. Small Cap Series will pay up to .50%, the Wanger International Small Cap will pay up to .60%, and the Wanger Twenty will pay up to .40%.
2 Reflects the effect of any management fee waivers and reimbursement of expenses.
3 Earlier this year the fund's shareholders approved a merger and reorganization that will merge the fund with a similar fund of Franklin Templeton Variable Insurance Products Trust on or about 5/1/00. The table shows restated total expenses for the fund based on the combined assets of the two funds as of 12/31/99, even though the merger will not be effective until 5/1/00. The fund's Class 2 distribution plan or "Rule 12b-1 Plan" is described in the fund's prospectus.

OTHER CHARGES

PARTIAL SURRENDER FEE
    We reserve the right to deduct a charge from each withdrawal.

LOAN INTEREST RATE EXPENSE CHARGE
    We deduct a charge from the loan interest rate. This charge reimburses us for expenses we incur in administering your loan. This rate varies by policy year.

REDUCTION IN CHARGES
    The policy is available for purchase by individuals, corporations and other groups. For group or sponsored arrangements (including our employees and their family members) and for special exchange programs that we may make available, we reserve the right to reduce or eliminate the sales load, mortality and expense risk charge, monthly administrative charge, monthly cost of insurance charges or other charges normally assessed on certain multiple life cases where it is expected that the size or nature of such cases will result in savings of sales, underwriting, administrative or other costs.

    Eligibility for the amount of these reductions will be determined by a number of factors, including the number of Insureds, the total premium expected to be paid, the total assets under management for the policyowner, the nature of the relationship among individual Insureds, the purpose for which the policies are being purchased, the expected persistency of individual policies, and other circumstances which in our opinion are rationally related to the expected reduction in expenses. Any variations in the charge structure will be determined in a uniform manner reflecting differences in costs of services and not unfairly discriminatory to policyholders.



PHOENIX HOME LIFE MUTUAL INSURANCE
COMPANY AND THE VUL ACCOUNT
-------------------------------------------------------------------------------
PHOENIX
    We are a mutual life insurance company originally chartered in Connecticut in 1851 and redomiciled to New York in 1992. Our executive office is at One American Row, Hartford, Connecticut 06102-5056 and our main administrative office is at 100 Bright Meadow Boulevard, Enfield, Connecticut 06083-1900. Our New York principal office is at 10 Krey Boulevard, East Greenbush, New York 12144. We sell insurance policies and annuity contracts through our own field force of full-time agents and through brokers.

THE VUL ACCOUNT
    The VUL Account is a separate account of Phoenix, established on June 17, 1985 and governed under the laws of New York. It is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"), as amended, and meets the definition of a "separate account" under that Act. This registration does not involve supervision of the management of the VUL Account or Phoenix by the SEC.


    The VUL Account is divided into subaccounts each of which is available for allocation of policy value. Each subaccount will invest solely in shares of a specific series of a mutual fund. In the future, we may establish additional subaccounts which will be made available to existing policyowners to the extent and on a basis decided by us. See "Investments of the VUL Account--Participating Investment Funds."

    We do not guarantee the investment performance of the VUL Account or any of its subaccounts. Contributions to the overall policy value allocated to the VUL Account depend on the chosen fund's investment performance. Thus, you bear the full investment risk for all monies invested in the VUL Account.


    The VUL Account is part of the general business of Phoenix, but the gains or losses of the VUL Account belong solely to the VUL Account. The gains or losses of any other business we may conduct do not affect the VUL Account. Under New York law, the assets of the VUL Account may not be taken to pay liabilities arising out of any other business we may conduct. Nevertheless, all obligations arising under the policy are general corporate obligations of Phoenix.


PERFORMANCE HISTORY
--------------------------------------------------------------------------------

    We may include the performance history of the VUL Account subaccounts in advertisements, sales literature or reports. Performance information about each subaccount is based on past performance only and is not an indication of future performance. See "Appendix B" for more information.



INVESTMENTS OF THE VUL ACCOUNT
-------------------------------------------------------------------------------
PARTICIPATING INVESTMENT FUNDS

THE PHOENIX EDGE SERIES FUND

    Certain subaccounts invest in corresponding series of The Phoenix Edge Series Fund. The following series are currently available:

    PHOENIX RESEARCH ENHANCED INDEX SERIES: The investment objective of the series is to seek high total return by investing in a broadly diversified portfolio of equity securities of large and medium capitalization companies within market sectors reflected in the S&P 500. The series invests in a portfolio of undervalued common stocks and other equity securities which appear to offer growth potential and an overall volatility of return similar to that of the S&P 500.

    PHOENIX-ABERDEEN INTERNATIONAL SERIES: The investment objective of the series is to seek a high total return consistent with reasonable risk. The series invests primarily in an internationally diversified portfolio of equity securities. It intends to reduce its risk by engaging in hedging transactions involving options, futures contracts and foreign currency transactions. The Phoenix-Aberdeen International Series provides a means for investors to invest a portion of their assets outside the United States.

    PHOENIX-ABERDEEN NEW ASIA SERIES: The investment objective of the series is to seek long-term capital appreciation. The series invests primarily in a diversified portfolio of equity securities of issuers organized and principally operating in Asia, excluding Japan.

    PHOENIX-BANKERS TRUST DOW 30 SERIES: The series seeks to track the total return of the Dow Jones Industrial Average (the "DJIA(SM)") before fund expenses.

    PHOENIX-DUFF & PHELPS REAL ESTATE SECURITIES SERIES: The investment objective of the series is to seek capital appreciation and income with approximately equal emphasis. Under normal circumstances, it invests in marketable securities of publicly traded real estate investment trusts (REITs) and companies that operate, develop, manage and/or invest in real estate located primarily in the United States.

    PHOENIX-ENGEMANN CAPITAL GROWTH SERIES: The investment objective of the series is to achieve intermediate and long-term growth of capital, with income as a secondary consideration. The Phoenix-Engemann Capital Growth Series invests principally in common stocks of corporations believed by management to offer growth potential.

    PHOENIX-ENGEMANN NIFTY FIFTY SERIES: The investment objective of the series is to seek long-term capital appreciation by investing in approximately 50 different securities which offer the best potential for long-term growth of capital. At least 75% of the series' assets will be invested in common stocks of high quality growth companies. The remaining portion will be invested in common stocks of small corporations with rapidly growing earnings per share or common stocks believed to be undervalued.

    PHOENIX-FEDERATED U.S. GOVERNMENT BOND SERIES: The investment objective of the series is to maximize total return by investing primarily in debt obligations of the U.S. Government, its agencies and instrumentalities.

    PHOENIX-GOODWIN MONEY MARKET SERIES: The investment objective of the series is to provide maximum current income consistent with capital preservation and liquidity. The Phoenix-Goodwin Money Market Series invests exclusively in high quality money market instruments.

    PHOENIX-GOODWIN MULTI-SECTOR FIXED INCOME SERIES: The investment objective of the series is to seek long-term total return. The Phoenix-Goodwin Multi-Sector Fixed Income Series seeks to achieve its investment objective by investing in a diversified portfolio of high yield and high quality fixed income securities.

    PHOENIX-HOLLISTER VALUE EQUITY SERIES: The primary investment objective of the series is long-term capital appreciation, with a secondary investment objective of current income. The Phoenix-Hollister Value Equity Series seeks to achieve its objective by investing in a diversified portfolio of common stocks that meet certain quantitative standards that indicate above average financial soundness and intrinsic value relative to price.

    PHOENIX-JANUS EQUITY INCOME SERIES: The investment objective of the series is to seek current income and long-term growth of capital.

    PHOENIX-JANUS FLEXIBLE INCOME SERIES: The investment objective of the series is to seek to obtain maximum total return, consistent with preservation of capital.

    PHOENIX-JANUS GROWTH SERIES: The investment objective of the series is to seek long-term growth of capital, in a manner consistent with the preservation of capital.

    PHOENIX-MORGAN STANLEY FOCUS EQUITY SERIES: The investment objective of the series is to seek capital appreciation by investing primarily in equity securities.

    PHOENIX-OAKHURST BALANCED SERIES: The investment objective of the series is to seek reasonable income, long-term capital growth and conservation of capital. The Phoenix-Oakhurst Balanced Series invests based on combined considerations of risk, income, capital enhancement and protection of capital value.

    PHOENIX-OAKHURST GROWTH AND INCOME SERIES: The investment objective of the series is to seek dividend growth, current income and capital appreciation by investing in common stocks. The Phoenix-Oakhurst Growth and Income Series seeks to achieve its objective by selecting securities primarily from equity securities of the 1,000 largest companies traded in the United States, ranked by market capitalization.

    PHOENIX-OAKHURST STRATEGIC ALLOCATION SERIES: The investment objective of the series is to realize as high a level of total return over an extended period of time as is considered consistent with prudent investment risk. The Phoenix-Oakhurst Strategic Allocation Series invests in stocks, bonds and money market instruments in accordance with the Investment Advisor's appraisal of investments most likely to achieve the highest total return.

    PHOENIX-SCHAFER MID-CAP VALUE SERIES: The primary investment objective of the series is to seek long-term capital appreciation, with current income as the secondary investment objective. The Phoenix-Schafer Mid-Cap Value Series will invest in common stocks of established companies having a strong financial position and a low stock market valuation at the time of purchase which are believed to offer the possibility of increase in value.


    PHOENIX-SENECA MID-CAP GROWTH SERIES: The investment objective of the series is to seek capital appreciation primarily through investments in equity securities of companies that have the potential for above average market appreciation. The series seeks to outperform the Standard & Poor's Mid-Cap 400 Index.

    PHOENIX-SENECA STRATEGIC THEME SERIES: The investment objective of the series is to seek long-term appreciation of capital by identifying securities benefiting from long-term trends present in the United States and abroad. The Phoenix-Seneca Strategic Theme Series invests primarily in common stocks believed to have substantial potential for capital growth.

BT INSURANCE FUNDS TRUST
    A certain subaccount invests in a corresponding series of the BT Insurance Funds Trust. The following series is currently available:

    EAFE(R) EQUITY INDEX FUND: The series seeks to match the performance of the Morgan Stanley Capital International EAFE(R) Index ("EAFE(R) Index"), which emphasizes major market stock performance of companies in Europe, Australia and the Far East. The series invests in a statistically selected sample of the securities found in the EAFE(R) Index.

FEDERATED INSURANCE SERIES
    Certain subaccounts invest in corresponding series of the Federated Insurance Series. The following series are currently available:

    FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II: The investment objective of the series is to seek current income by investing primarily in U.S. government securities, including mortgage-backed securities issued by U.S. government agencies.

    FEDERATED HIGH INCOME BOND FUND II: The investment objective of the series is to seek high current income by investing primarily in a diversified portfolio of high-yield, lower-rated corporate bonds.

MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.
    A certain subaccount invests in a corresponding series of the Morgan Stanley Dean Witter Universal Funds, Inc. The following series is currently available:

    TECHNOLOGY PORTFOLIO: The investment objective of the series is to seek long-term capital appreciation by investing primarily in equity securities of companies that the investment advisor expects to benefit from their involvement in technology and technology-related industries.

TEMPLETON VARIABLE PRODUCTS SERIES FUND
    Certain subaccounts invest in Class 2 Shares of a corresponding fund of the Templeton Variable Products Series Fund. The following funds are currently available:

    MUTUAL SHARES INVESTMENTS FUND: The primary investment objective of the fund is capital appreciation with income as a secondary objective. The Mutual Shares Investments Fund invests in domestic equity securities that the manager believes are significantly undervalued.

    TEMPLETON ASSET ALLOCATION FUND: The investment objective of the fund is a high level of total return. The Templeton Asset Allocation Fund invests in stocks of companies of any nation, bonds of companies and governments of any nation and in money market instruments. Changes in the asset mix will be made in an attempt to capitalize on total return potential produced by changing economic conditions throughout the world.

    TEMPLETON DEVELOPING MARKETS FUND: The investment objective of the fund is long-term capital growth. The Templeton Developing Markets Fund invests primarily in emerging market equity securities.

    TEMPLETON INTERNATIONAL FUND: The investment objective of the fund is long-term capital growth. The Templeton International Fund invests primarily in stocks of companies located outside the United States, including emerging markets.

    TEMPLETON STOCK FUND: The investment objective of the fund is long-term capital growth. The Templeton Stock Fund invests primarily in common stocks issued by companies in various nations throughout the world, including the U.S. and emerging markets.

WANGER ADVISORS TRUST
    Certain subaccounts invest in corresponding series of the Wanger Advisors Trust. The following series are currently available:

    WANGER FOREIGN FORTY: The investment objective of the series is to seek long-term capital growth. The Wanger Foreign Forty Series invests primarily in equity securities of foreign companies with market capitalization of $1 billion to $10 billion and focuses its investments in 40 to 60 companies in the developed markets.

    WANGER INTERNATIONAL SMALL CAP: The investment objective of the series is to seek long-term capital growth. The Wanger International Small Cap Series invests primarily in securities of non-U.S. companies with total common stock market capitalization of less than $1 billion.

    WANGER TWENTY: The investment objective of the series is to seek long-term capital growth. The Wanger Twenty Series invests primarily in the stocks of U.S. companies with market capitalization of $1 billion to $10 billion and ordinarily focuses its investments in 20 to 25 U.S. companies.

    WANGER U.S. SMALL CAP: The investment objective of the series is to seek long-term capital growth. The Wanger U.S. Small Cap Series invests primarily in securities of U.S. companies with total common stock market capitalization of less than $1 billion.

    Each series will be subject to market fluctuations and the risks that come with the ownership of any security, and there can be no assurance that any series will achieve its stated investment objective.

    In addition to being sold to the Account, shares of all of the funds also may be sold to other separate accounts of Phoenix or its affiliates and shares of certain funds also may be sold to the separate accounts of other insurance companies.

    It is possible that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the fund(s) simultaneously. Although neither Phoenix nor the fund(s) trustees currently foresee any such disadvantages either to variable life insurance policyowners or to variable annuity contractowners, the funds' trustees intend to monitor events in order to identify any material conflicts between variable life insurance policyowners and variable annuity contractowners and to determine what action, if any, should be taken in response to such conflicts. Material conflicts could, for example, result from:


[diamond]  changes in state insurance laws;

[diamond]  changes in federal income tax laws;


[diamond]  changes in the investment management of any portfolio of the fund(s); or

[diamond]  differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contractowners.


    We will, at our expense, remedy such material conflicts including, if necessary, segregating the assets underlying the variable life insurance policies and the variable annuity contracts and establishing a new registered investment company.


INVESTMENT ADVISORS

    Phoenix Investment Counsel, Inc. ("PIC") is the investment advisor to the following series in The Phoenix Edge Series Fund:

    o   Phoenix-Goodwin Money Market Series
    o   Phoenix-Goodwin Multi-Sector Fixed Income Series
    o   Phoenix-Hollister Value Equity Series
    o   Phoenix-Oakhurst Balanced Series
    o   Phoenix-Oakhurst Growth and Income Series
    o   Phoenix-Oakhurst Strategic Allocation Series.

    Based on subadvisory agreements with the fund, PIC as the investment advisor delegates certain investment decisions and research functions to subadvisors for the following series:

[diamond]   Phoenix-Aberdeen International Advisors, LLC ("PAIA")
    o   Phoenix-Aberdeen International Series

[diamond]   Roger Engemann & Associates, Inc. ("Engemann")
    o   Phoenix-Engemann Capital Growth Series
    o   Phoenix-Engemann Nifty Fifty Series

[diamond]   Schafer Capital Management, Inc.
    o   Phoenix-Schafer Mid-Cap Value Series

[diamond]   Seneca Capital Management, LLC  ("Seneca")
    o   Phoenix-Seneca Mid-Cap Growth Series
    o   Phoenix-Seneca Strategic Theme Series

    Phoenix Variable Advisors, Inc. ("PVA") is also an investment advisor to The Phoenix Edge Series Fund. Based on subadvisory agreements with the fund, PVA delegates certain investment decisions and research functions to the following subadvisors for the series listed:

[diamond]   Bankers Trust Company
    o   Phoenix-Bankers Trust Dow 30 Series

[diamond]   Federated Investment Management Company
    o   Phoenix-Federated U.S. Government Bond Series

[diamond]   J.P. Morgan Investment Management, Inc.
    o   Phoenix Research Enhanced Index Series

[diamond]   Janus Capital Corporation
    o   Phoenix-Janus Equity Income Series
    o   Phoenix-Janus Flexible Income Series
    o   Phoenix-Janus Growth Series

[diamond]   Morgan Stanley Investment Management Inc.
    o   Phoenix-Morgan Stanley Focus Equity Series

    The investment advisor to the Phoenix-Duff & Phelps Real Estate Securities Series is Duff & Phelps Investment Management Co. ("DPIM").

    The investment advisor to the Phoenix-Aberdeen New Asia Series is PAIA. Pursuant to subadvisory agreements with the fund, PAIA delegates certain investment decisions and research functions with respect to the Phoenix-Aberdeen New Asia Series to PIC and Aberdeen Fund Managers, Inc.

    PIC, DPIM, Engemann and Seneca are indirect less than wholly owned subsidiaries of Phoenix. PAIA is jointly owned and managed by PM Holdings, Inc., a subsidiary of Phoenix, and by Aberdeen Fund Managers, Inc.

    The other investment advisors and their respective funds are:

[diamond]   Bankers Trust Company
    o   EAFE(R) Equity Index Fund
[diamond]   Federated Investment Management Company
    o   Federated Fund for U.S. Government Securities II
    o   Federated High Income Bond Fund II

[diamond]    Franklin Mutual Advisers, LLC
     o  Mutual Shares Investments Fund

[diamond]    Morgan Stanley Dean Witter Investment
    Management Inc.
    o   Technology Portfolio

[diamond]   Templeton Asset Management, Ltd.
    o   Templeton Developing Markets Fund

[diamond]   Templeton Investment Counsel, Inc.
    o   Templeton Asset Allocation Fund
    o   Templeton International Fund
    o   Templeton Stock Fund

[diamond]   Wanger Asset Management, L.P.
    o  Wanger Foreign Forty
    o  Wanger International Small Cap
    o  Wanger Twenty
    o  Wanger U.S. Small Cap

SERVICES OF THE ADVISORS
    The Advisors continually furnish an investment program for each series and manage the investment and reinvestment of the assets of each series subject at all times to the authority and supervision of the Trustees of each fund. A detailed discussion of the investment advisors and subadvisors, and the investment advisory and subadvisory agreements, is contained in the accompanying prospectus for the funds.


REINVESTMENT AND REDEMPTION

    All dividend distributions of the fund are automatically reinvested in shares of the fund at their net asset value on the date of distribution. Likewise, all capital gains distributions of the fund, if any, are reinvested at the net asset value on the record date. We redeem fund shares at their net asset value to the extent necessary to make payments under the policy.


SUBSTITUTION OF INVESTMENTS

    We reserve the right to make additions to, deletions from, or substitutions for the investments held by the VUL Account, subject to compliance with the law as currently applicable or as subsequently changed. In the future, we may establish additional subaccounts within the VUL Account, each of which will invest in shares of a designated portfolio of the fund with a specified investment objective. If and when marketing needs and investment conditions warrant, and at our discretion, we may establish additional portfolios. These will be made available under existing Policies to the extent and on a basis determined by us.

    If shares of any of the portfolios of the fund should be no longer available for investment or, if in the judgment of our management, further investment in shares of any of the portfolios become inappropriate due to policy objectives, we may then substitute shares of another mutual fund for shares already purchased, or to be purchased in the future. No substitution of mutual fund shares held by the VUL Account may take place without prior approval of the Securities and Exchange Commission and prior notice to you. In the event of a change, you will be given the option of transferring the policy value of the subaccount in which the substitution is to occur to another subaccount.


THE GUARANTEED INTEREST ACCOUNT
    In addition to the VUL Account, you may allocate premium or transfer policy value to the GIA. Amounts you allocate or transfer to the GIA become part of Phoenix's general account assets. You do not share in the investment experience of those assets. Rather, we guarantee a 3% rate of return on your allocated amount. For amounts transferred to the GIA due to a policy loan, the guaranteed rate is 2% in all states except New York and New Jersey. In New York and New Jersey the rate credited to the GIA due to a policy loan is 4%. Although we are not obligated to credit interest at a higher rate than the minimum, we will credit excess interest, if any, as determined by us based on information as to expected investment yields.

    Because of exemptive and exclusionary provisions, we have not registered interests in our general account under the Securities Act of 1933. Also, we have not registered our general account as an investment company under the Investment Company Act of 1940, as amended. Therefore, neither the general account nor any of its interests are subject to these Acts, and the Securities and Exchange Commission has not reviewed the general account disclosures. These disclosures may, however, be subject to certain provisions of the federal securities law as to the accuracy and completeness of statements made in this prospectus.

    We reserve the right to limit total deposits, including transfers, to the GIA to no more than $250,000 during any one-week period per policy.


    In general, you can make only one transfer per year from the GIA. The amount that can be transferred out is limited to the greater of $1,000 or 25% of the policy value in the GIA as of the date of the transfer. If you elect the Systematic Transfer Program, approximately equal amounts may be transferred out of the GIA. Also, the total policy value allocated to the GIA may be transferred out of the GIA to one or more of the subaccounts of the VUL Account over a consecutive four-year period according to the following schedule:


[diamond]    Year One: 25% of the total value

[diamond]    Year Two: 33% of remaining value

[diamond]    Year Three:    50% of remaining value

[diamond]    Year Four:     100% of remaining value


    Transfers into the GIA and among the subaccounts of the VUL Account may be made at any time. Transfers from the GIA are subject to the rules discussed in "Appendix C" and "Transfer of Policy Value" and "Systematic Transfers for Dollar Cost Averaging."

PREMIUMS
-------------------------------------------------------------------------------
MINIMUM PREMIUMS


    The minimum premium is determined by case size as follows:

[diamond] 5 or more lives:    $100,000 annually for the first five policy years

[diamond] Fewer than 5 lives: $250,000 annually for the first five policy years

    The issue premium is due on the policy date. The insured must be alive when the Issue Premium is paid. After that, premiums may be paid at any time while the policy is in force. Each premium payment must be at least $100. Additional payments should be sent to the:

    VUL COLI UNIT
    PO BOX 2012
    ALBANY, NY 12201-2012

    The number of units credited to a subaccount of the VUL Account will be determined by dividing the portion of the net premium applied to that subaccount by the unit value of the subaccount on the payment date.

    Regardless of whether you choose the Guideline Premium Test or the Cash Value Accumulation Test (see "Minimum Face Amount"), we reserve the right to refund a premium paid in any year if it will exceed the maximum premium limit. The maximum limit is established by law to qualify the policy contract as life insurance. This limit is applied to the sum of all premiums paid under the policy. If the total premium limit is exceeded, the policyowner will receive the excess, with interest at an annual rate of not less than 4%, not later than 60 days after the end of the policy year in which the limit was exceeded. The policy value then will be adjusted to reflect the refund. The total premium limit may be exceeded if additional premium is needed to prevent lapse or if we subsequently determine that additional premium would be permitted by federal laws or regulations.


ALLOCATION OF ISSUE PREMIUM

    We will generally allocate the issue premium less applicable charges to the VUL Account or to the GIA upon receipt of a completed application, in accordance with the allocation instructions in the application for a policy. However, policies issued in certain states, and policies issued in certain states pursuant to applications which state the policy is intended to replace existing insurance, are issued with a Temporary Money Market Allocation Amendment. Under this Amendment, we temporarily allocate the entire issue premium paid less applicable charges (along with any other premiums paid during the Free Look period) to the Phoenix-Goodwin Money Market Subaccount, and, at the expiration of the Free Look period, the policy value of the Phoenix-Goodwin Money Market Subaccount is allocated among the subaccounts of the VUL Account or to the GIA in accordance with the applicant's allocation instructions in the application for insurance.


FREE LOOK PERIOD
    You have the right to review the policy. If you are not satisfied with it, you may cancel the policy:

[diamond] by mailing it to us within 10 days after you receive it (or longer in some states);

[diamond] within 10 days after we mail or deliver a written notice telling you about your free look period; or

[diamond] within 45 days after completing the application,

whichever occurs latest (the "Free Look Period").


    We treat a returned policy as if we never issued it and, except for policies issued with a Temporary Money Market Allocation Amendment, we will return the sum of the following as of the date we receive the returned policy: (1) the then current policy value less any unpaid loans and loan interest; plus (2) any monthly deductions, partial surrender fees and other charges made under the policy. For policies issued with the Temporary Money Market Amendment, the amount returned will equal any premiums paid less any unrepaid loans and loan interest, and less any partial surrender amounts paid.


    We retain the right to decline to process an application within seven days of our receipt of the completed application for insurance. If we decline to process the application, we will return the premium paid. Even if we have approved the application for processing, we retain the right to decline to issue the policy. If we decline to issue the policy, we will refund to you the same amount as would have been refunded under the policy had it been issued but returned for refund during the Free Look Period.

ACCOUNT VALUE

TRANSFER OF POLICY VALUE

    Transfers among available subaccounts or the GIA and changes in premium payment allocations may be requested in writing. Requests for transfers will be executed on the date the request is received at Andesa, TPA, Inc.

    Although currently there is no charge for transfers, in the future, we may charge a fee of $10 for each transfer after the first two transfers in a policy year (after twelve transfers in New York).

    You may make only one transfer per policy year from the unloaned portion of the GIA unless (1) the transfer(s) are made as part of a Dollar Cost Averaging Program, or (2) we agree to make an exception to this rule. Unless you have elected a Dollar Cost Averaging Program, the amount you may transfer cannot exceed the greater of $1,000 or 25% of the value of the unloaned portion of the GIA at the time of the transfer. In addition, you may transfer the total value allocated to the unloaned portion of the GIA out of the GIA to one or more of the subaccounts over a consecutive four-year period according to the following schedule:


[diamond]    Year One:       25% of the total value
[diamond]    Year Two:       33% of the remaining value
[diamond]    Year Three:     50% of the remaining value
[diamond]    Year Four:     100% of the remaining value


    Transfers into the GIA and among the subaccounts may be made anytime. We reserve the right to limit the number of subaccounts you may invest in at any one time or over the life of the policy, if we are required to do so by any federal or state law.

    Because excessive exchanges between subaccounts can hurt fund performance, we reserve the right to temporarily or even permanently terminate exchange privileges or reject any specific exchange order from anyone whose transactions appear to us to follow a timing pattern, including those who request more than one exchange out of a subaccount within any 30-day period. We will not accept batched transfer instructions from registered representatives (acting under powers of attorney for multiple policyowners), unless the registered representative's broker-dealer firm and Phoenix have entered into a third-party transfer service agreement.


    If a policy has been issued with a Temporary Money Market Allocation Amendment, no transfers may be made until the end of the Free Look Period.

SYSTEMATIC TRANSFERS FOR DOLLAR COST AVERAGING

    You may elect to transfer funds automatically among the subaccounts or the unloaned portion of the GIA on a monthly, quarterly, semiannual or annual basis under the Systematic Transfers for Dollar Cost Averaging Program ("Dollar Cost Averaging Program"). Under the Dollar Cost Averaging Program, the minimum transfer amounts are $25 monthly, $75 quarterly, $150 semiannually or $300 annually. You must have an initial value of $1,000 in the GIA or the subaccount from which funds will be transferred ("sending subaccount"), and if the value in that subaccount or the GIA drops below the amount to be transferred, the entire remaining balance will be transferred and all systematic transfers stop. Funds may be transferred from only one Sending subaccount or the GIA, but may be allocated to more than one subaccount ("receiving subaccounts"). Under the Dollar Cost Averaging Program, policyowners may make more than one transfer per policy year from the GIA. These transfers must be in approximately equal amounts and made over a minimum 18-month period.

    Only one Dollar Cost Averaging Program can be active at any time. All transfers under the Dollar Cost Averaging Program will be made on the basis of the GIA and subaccount on the first day of the month following our receipt of the transfer request. If the first day of the month falls on a holiday or weekend, then the transfer will be processed on the next business day.


AUTOMATIC ASSET REBALANCING

    Automated account rebalancing permits you to maintain a specified whole number percentage of your account value in any combination of subaccounts and the GIA. We must receive a written request in order to begin your automated asset rebalancing program ("Asset Rebalancing"). Then, we will make transfers at least quarterly to and from the subaccounts and the Guaranteed Interest Account to readjust your account value to your specified percentage. Asset Rebalancing allows you to maintain a specific fund allocation. Quarterly rebalancing is based on your policy year. We will rebalance your account value only on a monthly calculation date.


    The effective date of the first Asset Rebalancing will be the first monthly calculation date after we receive your request at Andesa TPA, Inc. If we receive your request before the end of the free look period, your first rebalancing will occur at the end of the free look period.

    You may not participate in both the Dollar Cost Averaging Program and the Asset Rebalancing at the same time.

DETERMINATION OF SUBACCOUNT VALUES

    We establish the unit value of each subaccount of the VUL Account on the first Valuation Date of that subaccount. The unit value of a subaccount on any other Valuation Date is determined by multiplying the unit value of that subaccount on the just prior Valuation Date by the net investment factor for that subaccount for the then current Valuation Period. The unit value of each subaccount on a day other than a Valuation Date is the unit value on the next Valuation Date. Unit values are carried to six decimal places. The unit value of each subaccount on a valuation date is determined at the end of that day.

    The net investment factor for each subaccount is determined by the investment performance of the assets held by the subaccount during the valuation period. Each valuation will follow applicable law and accepted procedures. The net investment factor is determined by the formula:


    (A) + (B)
    --------  - (D) where:
       (C)


(A) The value of the assets in the subaccount on the current Valuation Date, including accrued net investment income and realized and unrealized capital gains and losses, but excluding the net value of any transactions during the current valuation period.

(B) The amount of any dividend (or, if applicable, any capital gain distribution) received by the subaccount if the "ex-dividend" date for shares of the fund occurs during the current valuation period.

(C) The value of the assets in the subaccount as of the just prior valuation date, including accrued net investment income and realized and unrealized capital gains and losses, and including the net value amount of any deposits and withdrawals made during the valuation period ending on that date.


(D) The charge, if any, for taxes and reserves for taxes on investment income, and realized and unrealized capital gains.

DEATH BENEFIT UNDER THE POLICY
    The death benefit is the amount we pay to the designated beneficiary(ies) when the insured dies. Upon receiving due proof of death, we pay the beneficiary the death benefit amount determined as of the date the Insured dies. The beneficiary may direct us to pay all or part of the benefit in cash or to apply it under one or more of our payment options.

MINIMUM FACE AMOUNT
    To qualify as life insurance under current federal tax laws, the policy has a minimum face amount of insurance. The minimum face is determined using one of two allowable definitions of life insurance: (1) the Cash Value Accumulation Test or (2) the Guideline Premium Test. You chose which test to use on the application prior to the issuance of your policy. You cannot change the way we determine your minimum face amount after your policy is issued.

    The Cash Value Accumulation Test determines the minimum face amount by multiplying the account value plus the refund of sales load, if applicable, by the minimum face amount percentage. The percentages depend upon the Insured's age, gender and underwriting classification.

    Under the Guideline Premium Test, the minimum face amount is also equal to an applicable percentage of the account value plus refund of sales load, if applicable, but the percentage varies only by age of insured.

DEATH BENEFIT OPTIONS
    In your application you choose a face amount of insurance coverage and the death benefit option. We offer three death benefit options:

[diamond]  Option 1: the death benefit is the greater of the policy's face amount on the date of death, or the minimum face amount in effect on the date of death.

[diamond]  Option 2: the death benefit is the greater of: (a) the policy's face amount on the date of death plus the policy value on the date of death, or (b) the minimum face amount in effect on the date of death.

[diamond]  Option 3: the death benefit is the greater of: (a) the policy's face amount on the date of death plus the sum of all premiums paid, less withdrawals, or (b) the policy's face amount on the date of death, or (c) the minimum face amount in effect on the date of death.

    If the insured dies while the policy is in force, we will pay the death benefit based on the option in effect on the date of death, with the following adjustments:

[diamond]  Add back in any charges taken against the account value for the period beyond the date of death;

[diamond]  Deduct any policy debt outstanding on the date of death; and

[diamond]  Deduct any charges accrued against the account value unpaid as of the date of death.

    You may change the death benefit option from Option 1 to Option 2 or from Option 2 to Option 1. You may not make a change either to or from Option 3.

    Under death benefit Options 1 and 3, the death benefit is not affected by your policy's investment experience. Under death benefit Option 2, the death benefit amount may increase or decrease by the investment experience.

    We pay interest on the death benefit from the date of death to the date the death benefit is paid or a payment option becomes effective.

CHANGES IN FACE AMOUNT OF INSURANCE

REQUESTS FOR INCREASE IN FACE AMOUNT
    Any time while this policy is in force, you may request an increase in the face amount of insurance provided under the policy. Requests for face amount increases must be made in writing, and we require additional evidence of insurability. The effective date of the increase generally will be the policy anniversary following approval of the increase. The increase may not be less than $25,000. We will deduct any charges associated with the increase (the increases in cost of insurance charges), from the policy value, whether or not you pay an additional premium in connection with the increase. Also, a new Free Look Period (see "Premiums--Free Look Period") will be established for the amount of the increase. For a discussion of possible implications of a material change in the policy resulting from the increase, see "Material Change Rules."


DECREASES IN FACE AMOUNT AND PARTIAL SURRENDERS: EFFECT ON DEATH BENEFIT


REQUESTS FOR DECREASE IN FACE AMOUNT

    You may request a decrease in face amount at any time after the first policy year. Unless we agree otherwise, the decrease must be at least equal to $10,000 and the face amount remaining after the decrease must be at least $25,000. All face amount decrease requests must be in writing and will be effective on the first monthly calculation day following the date we approve the request.

    A partial surrender or a decrease in face amount generally decreases the death benefit. If the change is a decrease in face amount, the death benefit under a policy would be reduced on the next monthly calculation day. If the change is a partial surrender, the death benefit under a policy would be reduced immediately. A decrease in the death benefit may have certain tax consequences (see "Federal Tax Considerations").


SURRENDERS

GENERAL

    At any time during the lifetime of the Insured and while the policy is in force, you may partially or fully surrender the policy by sending a written request to Andesa TPA, Inc. We may also require you to send the policy to us. The amount available for surrender is the cash surrender value at the end of the valuation period during which the surrender request is received at Andesa TPA, Inc.


    The cash surrender value is:
    o     policy value; less

    o     Any outstanding debt.

    There is no surrender charge.

FULL SURRENDERS
    If the policy is being fully surrendered, the policy itself must be returned to Andesa TPA, Inc., along with the written release and surrender of all claims in a form satisfactory to us. You may elect to have the amount paid in a lump sum or under a payment option (see "Payment Options").

PARTIAL SURRENDERS

    You may obtain a partial surrender of the policy by requesting payment of the policy's cash surrender value. It is possible to do this at any time during the lifetime of the Insured, while the policy is in force, with a written request to Andesa TPA, Inc. We may require the return of the policy before payment is made. A partial surrender will be effective on the date the written request is received or, if required, the date the policy is received by us. Surrender proceeds may be applied under any of the payment options described under "Payment of Proceeds--Payment Options."

    We reserve the right to deny partial surrenders of less than $500. In addition, if the share of the policy value in any subaccount or in the GIA is reduced as a result of a partial surrender and is less than $500, we reserve the right to require surrender of the entire remaining balance in that subaccount or the GIA.

    Upon a partial surrender, the policy value will be reduced by the sum of the partial surrender amount paid. This amount comes from a reduction in the policy's share in the value of each subaccount or the GIA based on the allocation requested at the time of the partial surrender. If no allocation request is made, the withdrawals from each subaccount will be made in the same manner as that provided for monthly deductions.

    The cash surrender value will be reduced by the partial surrender amount paid. The face amount of the policy will be reduced by the same amount as the policy value is reduced as described above.


    Upon partial or full surrender, we generally will pay to you the amount surrendered within seven days after we receive the written request for the surrender. Under certain circumstances, the surrender payment may be postponed. See "Additional Policy Provisions--Postponement of Payments." For the federal tax effects of partial and full surrenders, see "Federal Tax Considerations."

POLICY LOANS

    You can take a loan against your policy any time while the policy is in force. The maximum loan is:

     o 90% of your policy value at the time the loan is taken; less
     o any outstanding policy debt before the loan is taken; less
     o interest on the loan being made and on any outstanding policy debt to the next policy anniversary date.


    Your policy must be assigned to us as collateral for the loan.

SOURCE OF LOAN

    We deduct your requested loan amount from the subaccounts and the GIA, based on the allocation requested at the time of the loan. We liquidate shares taken from the subaccounts and transfer the resulting dollars to the GIA. These dollars become part of the loaned portion of the GIA.


INTEREST
    You will pay interest on the loan at the following noted effective annual rates, compounded daily and payable in arrears:


    In all states except New York and New Jersey, the loan interest rate in effect following the policy anniversary nearest the insured's 65th birthday will be 2.25%. The rates in effect before the Insured reaches age 65 follow:


[diamond]  Policy years 1-10:                2.75%

[diamond]  Policy years 11-15:               2.50%

[diamond]  Policy years 16 and thereafter:   2.25%

    In New York and New Jersey only, the loan interest rate in effect following the policy anniversary nearest the insured's 65th birthday will be 4.25%. The rates in effect before the Insured reaches age 65 follow:

[diamond]  Policy years 1-10:                4.75%

[diamond]  Policy years 11-15:               4.50%

[diamond]  Policy years 16 and thereafter:   4.25%


    Interest accrues daily, becoming part of the policy debt. Interest is due and payable on the policy anniversary. If you do not pay the interest when due, we will add it to your loan. We treat any interest which has been capitalized the same as if it were a new loan. We deduct this capitalized interest from the subaccounts and the GIA in proportion to the nonloaned account value in each.


INTEREST CREDITED ON LOANED VALUE
    The amount equal to any policy loan is held in the GIA. This amount is credited with interest at a rate of 2% (4% in New York and New Jersey).

REPAYMENT
    You may repay all or part of your policy debt at anytime while the policy is in force.

    If you do not repay the loan, we deduct the loan amount due from the cash surrender value or the death benefit.

    Failure to repay a policy loan or to pay loan interest will not terminate the policy unless the policy value becomes insufficient to maintain the policy in force.

    In the future, Phoenix may not allow policy loans of less than $500, unless such loan is used to pay a premium on another Phoenix policy.

EFFECT OF LOAN
    Your policy loan reduces the death benefit and cash surrender value under the policy by the amount of the loan. Your repayment of the loan increases the death benefit and cash surrender value by the amount of the repayment.


    As long as a loan is outstanding, a portion of your policy value equal to the loan held in the GIA. The subaccount's investment performance does not affect this amount. Also, you may be subject to tax consequences if you surrender your policy while there is outstanding debt.


LAPSE
    Unlike conventional life insurance policies, the payment of the issue premium, no matter how large, or the payment of additional premiums will not necessarily continue the policy in force to its maturity date.


    If on any monthly calculation day, the policy value is less than the required monthly deduction, a grace period of 61 days will be allowed for the payment of an amount equal to three times the required monthly deduction.

    During the grace period, the policy will continue in force but subaccount transfers, loans, partial or full surrenders will not be permitted. Failure to pay the additional amount within the grace period will result in lapse of the policy, but not before 30 days after we have mailed written notice to you. If a premium payment for the additional amount is received by us during the grace period, any amount of premium over what is required to prevent lapse will be allocated among the subaccounts or to the GIA according to the current premium allocation schedule. In determining the amount of "excess" premium to be applied to the subaccounts or the GIA, we will deduct the premium tax and the amount needed to cover any monthly deductions made during the grace period. If the Insured dies during the grace period, the death benefit will equal the amount of the death benefit immediately prior to the commencement of the grace period.


ADDITIONAL INSURANCE OPTION
    While the policy is in force and the Insured is insurable, the policyowner will have the option to purchase additional insurance on the same insured with the same guaranteed rates as the policy. We will require evidence of insurability and charges will be adjusted for the insured's new attained age and any change in risk classification.

ADDITIONAL RIDER BENEFITS
    You may elect additional benefits under a policy, and you may cancel these benefits at any time. A charge will be deducted monthly from the policy value for each additional rider benefit chosen except where noted below. More details will be included in the form of a rider to the policy if any of these benefits are chosen. The following benefits are currently available and additional riders may be available as described in the policy (if approved in your state).

[diamond]  FLEXIBLE TERM INSURANCE RIDER--This rider provides annually renewable term insurance coverage to age 100 for the Insured under the base policy. The initial rider death benefit cannot exceed 10 times the initial base policy. There is no charge for this rider.

[diamond]  EXCHANGE OF INSURED RIDER--This rider allows the policyowner to exchange the insured on a given contract. There is no charge for this rider.

           Future charges against the policy will be based on the life of the substitute insured.

           The incontestability and suicide exclusion periods, as they apply to the substitute insured, run from the date of the exchange. Any assignments will continue to apply.

           The exchange is subject to the following adjustments:

           1. If the policy value of the original policy is insufficient to produce a positive cash surrender value for the new policy, the owner must pay an exchange adjustment in an amount that, when applied as premium, will make the policy value of the new policy greater than zero.

           2. In some cases, the amount of policy value which may be applied to the new policy may result in a death benefit which exceeds the limit for the new policy. In that event, we will apply such excess policy value to reduce any loan against the policy, and the residual amount will be returned to you in cash.

           3. The exchange will also be subject to our receipt of repayment of the amount of any policy debt under the exchange policy in excess of the loan value of the new policy on the date of exchange.

           The Internal Revenue Service has ruled that an exchange of Insureds does not qualify for tax deferral under Code Section 1035. Therefore, you must include in current gross income all previously unrecognized gain in the policy upon an exchange of the Insured.


                      PART II--ADDITIONAL POLICY PROVISIONS
-------------------------------------------------------------------------------

POSTPONEMENT OF PAYMENTS
    Payment of any amount upon complete or partial surrender, policy loan, or benefits payable at death (in excess of the initial face amount) or maturity may be postponed:

[diamond] for up to six months from the date of the request, for any transactions dependent upon the value of the GIA;

[diamond] whenever the NYSE is closed other than for customary weekend and holiday closings or trading on the NYSE is restricted as determined by the SEC; or

[diamond] whenever an emergency exists, as decided by the SEC as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the VUL Account's net assets.

    Transfers also may be postponed under these circumstances.

PAYMENT BY CHECK
    Payments under the policy of any amounts derived from premiums paid by check may be delayed until such time as the check has cleared your bank.

THE CONTRACT
    The policy and attached copy of the application are the entire contract. Only statements in the application can be used to void the policy. The statements are considered representations and not warranties. Only an executive officer of Phoenix can agree to change or waive any provisions of the policy.

SUICIDE

    If the Insured commits suicide within two years after the policy's issue date, the policy will stop and become void. We will pay you the policy value adjusted by the addition of any monthly deductions and other fees and charges, minus any debt owed to us under the policy.


INCONTESTABILITY
    We cannot contest this policy or any attached rider after it has been in force during the insured's lifetime or for two years from the policy date.

CHANGE OF OWNER OR BENEFICIARY
    The beneficiary, as named in the policy application or subsequently changed, will receive the policy benefits at the insured's death. If the named beneficiary dies before the insured, the contingent beneficiary, if named, becomes the beneficiary. If no beneficiary survives the insured, the death benefit payable under the policy will be paid to your estate.

    As long as the policy is in force, the policyowner and the beneficiary may be changed in writing, satisfactory to us. A change in beneficiary will take effect as of the date the notice is signed, whether or not the insured is living when we receive the notice. We will not, however, be liable for any payment made or action taken before receipt of the notice.

ASSIGNMENT
    The policy may be assigned. We will not be bound by the assignment until a written copy has been received and we will not be liable with respect to any payment made prior to receipt. We assume no responsibility for determining whether an assignment is valid.

MISSTATEMENT OF AGE OR SEX
    If the age or sex of the insured has been misstated, the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the correct age and sex.

SURPLUS
    This policy is non-participating and does not pay dividends. Your policy will not share in Phoenix's profits or surplus earnings.

PAYMENT OF PROCEEDS
-------------------------------------------------------------------------------
SURRENDER AND DEATH BENEFIT PROCEEDS
    Death benefit proceeds and the proceeds of full or partial surrenders will be processed at unit values next computed after we receive the request for surrender or due proof of death, provided such request is complete and in good order. Payment of surrender or death proceeds usually will be made in one lump sum within seven days, unless another payment option has been elected. Payment of the death proceeds, however, may be delayed if the claim for payment of the death proceeds needs to be investigated, e.g., to ensure payment of the proper amount to the proper payee. Any such delay will not be beyond that reasonably necessary to investigate such claims consistent with insurance practices customary in the life insurance industry.

    You may elect a payment option for payment of the death proceeds to the beneficiary. You may revoke or change a prior election, unless such right has been waived. The beneficiary may make or change an election before payment of the death proceeds, unless you have made an election that does not permit such further election or changes by the beneficiary.

    A written request in a form satisfactory to us is required to elect, change or revoke a payment option.

    The minimum amount of surrender or death benefit proceeds that may be applied under any payment option is $1,000.

    If the policy is assigned as collateral security, we will pay any amount due the assignee in one lump sum. Any remaining proceeds will remain under the option elected.

PAYMENT OPTIONS
    All or part of the surrender or death proceeds of a policy may be applied under one or more of the following payment options or such other payment options or alternative versions of the options listed as we may choose to make available in the future.

OPTION 1--LUMP SUM.
    Payment in one lump sum.

OPTION 2--LEFT TO EARN INTEREST.
    A payment of interest during the payee's lifetime on the amount payable as a principal sum. Interest rates are guaranteed to be at least 3% per year.

OPTION 3--PAYMENT FOR A SPECIFIC PERIOD.
    Equal installments are paid for a specified period of years whether the payee lives or dies. The first payment will be on the date of settlement. The assumed interest rate on the unpaid balance is guaranteed not to be less than 3% per year.

OPTION 4--LIFE ANNUITY WITH SPECIFIED PERIOD CERTAIN.
    Equal installments are paid until the later of:

[diamond] the death of the payee; or

[diamond] the end of the period certain.

    The first payment will be on the date of settlement.

    The period certain must be chosen at the time this option is elected. The periods certain that you may choose from are as follows:

[diamond] ten years;

[diamond] twenty years; or

[diamond] until the installments paid refund the amount applied under this option.

    If the payee is not living when the final payment falls due, that payment will be limited to the amount which needs to be added to the payments already made to equal the amount applied under this option.

    If, for the age of the payee, a period certain is chosen that is shorter than another period certain paying the same installment amount, we will consider the longer period certain as having been elected.

    Any life annuity provided under Option 4 is computed using an interest rate guaranteed to be no less than 3-3/8% per year, but any life annuity providing a period certain of 20 years or more is computed using an interest rate guaranteed to be no less than 3-1/4% per year.

OPTION 5--LIFE ANNUITY.
    Equal installments are paid only during the lifetime of the payee. The first payment will be on the date of settlement. Any life annuity as may be provided under Option 5 is computed using an interest rate guaranteed to be no less than 3-1/2% per year.

OPTION 6--PAYMENTS OF A SPECIFIED AMOUNT.
    Equal installments of a specified amount, out of the principal sum and interest on that sum, are paid until the principal sum remaining is less than the amount of the installment. When that happens, the principal sum remaining with accrued interest will be paid as a final payment. The first payment will be on the date of settlement. The payments will include interest on the remaining principal at a guaranteed rate of at least 3% per year. This interest will be credited at the end of each year. If the amount of interest credited at the end of the year exceeds the income payments made in the last 12 months, that excess will be paid in one sum on the date credited.

OPTION 7--JOINT SURVIVORSHIP ANNUITY WITH 10-YEAR PERIOD CERTAIN.
    The first payment will be on the date of settlement. Equal installments are paid until the latest of:

[diamond] the end of the 10-year period certain;

[diamond] the death of the insured; or

[diamond] the death of the other named annuitant.

    The other annuitant must have attained age 40, must be named at the time this option is elected and cannot later be changed. Any joint survivorship annuity that may be provided under this option is computed using a guaranteed interest rate to equal at least 3-3/8% per year.

    For additional information concerning the above payment options, see the policy.


                      PART III--OTHER IMPORTANT INFORMATION
-------------------------------------------------------------------------------

FEDERAL TAX CONSIDERATIONS
-------------------------------------------------------------------------------
INTRODUCTION
    The ultimate effect of federal income taxes on values under the VUL Account and on the economic benefit to you or your beneficiary depends on our tax status and upon the tax status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. For complete information on federal and state tax considerations, a qualified tax advisor should be consulted. No attempt is made to consider any estate and inheritance taxes, or any state, local or other tax laws. Because the discussion herein is based upon our understanding of federal income tax laws as they are currently interpreted, we cannot guarantee the tax status of any policy. The Internal Revenue Service (the "IRS") makes no representation regarding the likelihood of continuation of current federal income tax laws, Treasury regulations or of the current interpretations. We reserve the right to make changes to the policy to assure that it will continue to qualify as a life insurance contract for federal income tax purposes.

PHOENIX'S TAX STATUS
    We are taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). For federal income tax purposes, neither the VUL Account nor the GIA is a separate entity from Phoenix and their operations form a part of Phoenix.

    Investment income and realized capital gains on the assets of the VUL Account are reinvested and taken into account in determining the value of the VUL Account. Investment income of the VUL Account, including realized net capital gains, is not taxed to us. Due to our tax status under current provisions of the Code, no charge currently will be made to the VUL Account for our federal income taxes which may be attributable to the VUL Account. We reserve the right to make a deduction for taxes if our federal tax treatment is determined to be other than what we currently believe it to be, if changes are made affecting the tax treatment to our variable life insurance contracts, or if changes occur in our tax status. If imposed, such charge would be equal to the federal income taxes attributable to the investment results of the VUL Account.

POLICY BENEFITS

DEATH BENEFIT PROCEEDS
    The policy, whether or not it is a "modified endowment contract" (see "Modified Endowment Contracts"), should be treated as meeting the definition of a life insurance contract for federal income tax purposes under Section 7702 of the Code. As such, the death benefit proceeds thereunder should be excludable from the gross income of the Beneficiary under Code Section 101(a)(1). Also, a policyowner should not be considered to be in constructive receipt of the cash value, including investment income. See, however, the sections below on possible taxation of amounts received under the policy, via full surrender, partial surrender or loan.


    Code Section 7702 imposes certain conditions with respect to premiums received under a policy. We monitor the premiums to assure compliance with such conditions. However, if the premium limitation is exceeded during the year, we may return the excess premium, with interest, to the policyowner within 60 days after the end of the policy year, and maintain the qualification of the policy as life insurance for federal income tax purposes.


FULL SURRENDER
    Upon full surrender of a policy for its cash value, the excess, if any, of the cash value (unreduced by any outstanding indebtedness) over the premiums paid will be treated as ordinary income for federal income tax purposes. The full surrender of a policy that is a modified endowment contract may result in the imposition of an additional 10% tax on any income received.

PARTIAL SURRENDER
    If the policy is a modified endowment contract, partial surrenders are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts below. If the policy is not a modified endowment contract, partial surrenders still may be taxable, as follows. Code Section 7702(f)(7) provides that where a reduction in death benefits occurs during the first 15 years after a policy is issued and there is a cash distribution associated with that reduction, the policyowner may be taxed on all or a part of the amount distributed. A reduction in death benefits may result from a partial surrender. After 15 years, the proceeds will not be subject to tax, except to the extent such proceeds exceed the total amount of premiums paid but not previously recovered. We suggest you consult with your tax advisor in advance of a proposed decrease in death benefits or a partial surrender as to the portion, if any, which would be subject to tax, and in addition as to the impact such partial surrender might have under the new rules affecting modified endowment contracts.

LOANS
    We believe that any loan received under a policy will be treated as your indebtedness. If the policy is a modified endowment contract, loans are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts. If the policy is not a modified endowment contract, we believe that no part of any loan under a policy will constitute income to you.

    The deductibility by a policyowner of loan interest under a policy may be limited under Code Section 264, depending on the circumstances. A policyowner intending to fund premium payments through borrowing should consult a tax advisor with respect to the tax consequences thereof. Under the "personal" interest limitation provisions of the Code, interest on policy loans used for personal purposes is not tax deductible. Other rules may apply to allow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. See your tax advisor for further guidance.

BUSINESS-OWNED POLICIES
    If a business or a corporation owns the policy, the Code may impose additional restrictions. The Code limits the interest deduction on business-owned policy loans and may impose tax upon the inside build-up of corporate-owned life insurance policies through the corporate alternative minimum tax.

MODIFIED ENDOWMENT CONTRACTS

GENERAL

    Pursuant to Code Section 72(e), loans and other amounts received under modified endowment contracts will, in general, be taxed to the extent of accumulated income (generally, the excess of cash value over premiums paid). Life insurance policies can be modified endowment contracts if they fail to meet what is known as "the 7-pay test." The measuring stick for this test is a hypothetical life insurance policy of equal face amount which requires 7 equal annual premiums but which, after the seventh year is "fully paid-up," continuing to provide a level death benefit without the need for any further premiums. A policy becomes a modified endowment contract, if, at any time during the first seven years, the cumulative premium paid on the policy exceeds the cumulative premium that would have been paid under the hypothetical policy. Premiums paid during a policy year but which are returned by us with interest within 60 days after the end of the policy year will be excluded from the 7-pay test. A life insurance policy received in exchange for a modified endowment contract will be treated as a modified endowment contract.


REDUCTION IN BENEFITS DURING THE FIRST SEVEN YEARS

    If there is a reduction in death benefits during the first seven policy years, the premiums are redetermined for purposes of the 7-pay test as if the policy originally had been issued at the reduced death benefit level and the new limitation is applied to the cumulative amount paid for each of the first seven policy years.


DISTRIBUTIONS AFFECTED

    If a policy fails to meet the 7-pay test, it is considered a modified endowment contract only as to distributions in the year in which the test is failed and all subsequent policy years. However, distributions made in anticipation of such failure (there is a presumption that distributions made within two years prior to such failure were "made in anticipation") also are considered distributions under a modified endowment contract. If the policy satisfies the 7-pay test for seven years, distributions and loans generally will not be subject to the modified endowment contract rules.


PENALTY TAX

    Any amounts taxable under the modified endowment contract rule will be subject to an additional 10% excise tax, with certain exceptions. This additional tax will not apply in the case of distributions that are:

[diamond]  made on or after the taxpayer attains age 59 1/2;

[diamond]  attributable to the taxpayer's disability (within the meaning of
           Code Section 72(m)(7)); or

[diamond]  part of a series of substantially equal periodic payments (not less often than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his beneficiary.

MATERIAL CHANGE RULES
    Any determination of whether the policy meets the 7-pay test will begin again any time the policy undergoes a "material change," which includes any increase in death benefits or any increase in or addition of a qualified additional benefit, with the following two exceptions.


[diamond]  First, if an increase is attributable to premiums paid "necessary to fund" the lowest death benefit and qualified additional benefits payable in the first seven policy years or to the crediting of interest or dividends with respect to these premiums, the "increase" does not constitute a material change.

[diamond]  Second, to the extent provided in regulations, if the death benefit or qualified additional benefit increases as a result of a cost-of-living adjustment based on an established broad-based index specified in the policy, this does not constitute a material change if:
           o the cost-of-living determination period does not exceed the remaining premium payment period under the policy; and
           o the cost-of-living increase is funded ratably over the remaining premium payment period of the policy.

    A reduction in death benefits is not considered a material change unless accompanied by a reduction in premium payments.

    A material change may occur at any time during the life of the policy (within the first seven years or thereafter), and future taxation of distributions or loans would depend upon whether the policy satisfied the applicable 7-pay test from the time of the material change. An exchange of policies is considered to be a material change for all purposes.

SERIAL PURCHASE OF MODIFIED ENDOWMENT CONTRACTS
    All modified endowment contracts issued by the same insurer (or affiliated companies of the insurer) to the same policyowner within the same calendar year will be treated as one modified endowment contract in determining the taxable portion of any loans or distributions made to the policyowner. The Treasury has been given specific legislative authority to issue regulations to prevent the avoidance of the new distribution rules for modified endowment contracts. A qualified tax advisor should be consulted about the tax consequences of the purchase of more than one modified endowment contract within any calendar year.

LIMITATIONS ON UNREASONABLE MORTALITY AND EXPENSE CHARGES
    The Code imposes limitations on unreasonable mortality and expense charges for purposes of ensuring that a policy qualifies as a life insurance contract for federal income tax purposes. The mortality charges taken into account to compute permissible premium levels may not exceed those charges required to be used in determining the federal income tax reserve for the policy, unless Treasury regulations prescribe a higher level of charge. In addition, the expense charges taken into account under the guideline premium test are required to be reasonable, as defined by the Treasury regulations. We will comply with the limitations for calculating the premium we are permitted to receive from you.

DIVERSIFICATION STANDARDS

    To comply with the Diversification Regulations under Code Section 817(h), ("Diversification Regulations") each series of the fund is required to diversify its investments. The Diversification Regulations generally require that on the last day of each calendar quarter the series assets be invested in no more than:


[diamond]  55% in any 1 investment

[diamond]  70% in any 2 investments

[diamond]  80% in any 3 investments

[diamond]  90% in any 4 investments


    A "look-through" rule applies to treat a pro rata portion of each asset of a series as an asset of the VUL Account; therefore, each series of the fund will be tested for compliance with the percentage limitations. For purposes of these diversification rules, all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer.

    The general diversification requirements are modified if any of the assets of the VUL Account are direct obligations of the United States Treasury. In this case, there is no limit on the investment that may be made in Treasury securities, and for purposes of determining whether assets other than Treasury securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of the VUL Account's investment in Treasury securities. Notwithstanding this modification of the general diversification requirements, the portfolios of the funds will be structured to comply with the general diversification standards because they serve as an investment vehicle for certain variable annuity contracts that must comply with these standards.


    In connection with the issuance of the Diversification Regulations, the Treasury announced that such regulations do not provide guidance concerning the extent to which you may direct your investments to particular divisions of a separate account. It is possible that a revenue ruling or other form of administrative pronouncement in this regard may be issued in the near future. It is not clear, at this time, what such a revenue ruling or other pronouncement would provide. It is possible that the policy may need to be modified to comply with such future Treasury announcements. For these reasons, we reserve the right to modify the policy, as necessary, to prevent you from being considered the owner of the assets of the VUL Account.

    We intend to comply with the Diversification Regulations to assure that the policies continue to qualify as a life insurance contract for federal income tax purposes.

CHANGE OF OWNERSHIP OR INSURED OR ASSIGNMENT
    Changing the policyowner or the Insured or an exchange or assignment of the policy may have tax consequences depending on the circumstances. Code Section 1035 provides that a life insurance contract can be exchanged for another life insurance contract, without recognition of gain or loss, assuming that no money or other property is received in the exchange, and that the policies relate to the same Insured. If the surrendered policy is subject to a policy loan, this may be treated as the receipt of money on the exchange. We recommend that any person contemplating such actions seek the advice of a qualified tax consultant.

OTHER TAXES
    Federal estate tax, state and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policyowner or beneficiary. We do not make any representations or guarantees regarding the tax consequences of any policy with respect to these types of taxes.


VOTING RIGHTS
-------------------------------------------------------------------------------

    We will vote the funds' shares held by the subaccounts at any regular and special meetings of shareholders of the funds. To the extent required by law, such voting will be pursuant to instructions received from you. However, if the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result, we decide that we are permitted to vote the funds' shares at our own discretion, we may elect to do so.

    The number of votes that you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized.

    Funds' shares held in a subaccount for which no timely instructions are received, and funds' shares which are not otherwise attributable to policyowners, will be voted by Phoenix in proportion to the voting instructions that are received with respect to all policies participating in that subaccount. Instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast by Phoenix.

    You will receive proxy materials, reports and other materials related to the funds.

    We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of one or more of the portfolios of the funds or to approve or disapprove an investment advisory contract for the funds. In addition, Phoenix itself may disregard voting instructions in favor of changes initiated by a policyowner in the investment policies or the Investment Advisor of the funds if Phoenix reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we decide that the change would have an adverse effect on the General Account because the proposed investment policy for a series may result in overly speculative or unsound investments. In the event Phoenix does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to policyowners.


    You (or the payee entitled to payment under a payment option if a different person) will have the right to vote at annual meetings of all Phoenix policyholders for the election of members of the Board of Directors of Phoenix and on other corporate matters, if any, where a policyholder's vote is taken. At meetings of all the Phoenix policyholders, you (or payee) may cast only one vote as the holder of a policy, irrespective of policy value or the number of the policies you hold.


THE DIRECTORS AND
EXECUTIVE OFFICERS OF PHOENIX
--------------------------------------------------------------------------------
    Phoenix is managed by its Board of Directors. The following are the Directors and Executive Officers of Phoenix:

  DIRECTORS                   PRINCIPAL OCCUPATION

  Sal H. Alfiero              Chairman and Chief Executive
                              Officer, Mark IV Industries, Inc.
                              Amherst, New York

  John C. Bacot               Chairman and Chief Executive
                              Officer, The Bank of New York
                              New York, New York

  Arthur P. Byrne             Chairman, President and Chief
                              Executive Officer, The Wiremold
                              Company
                              West Hartford, Connecticut

  Richard N. Cooper           Professor, Center for
                              International Affairs, Harvard
                              University, Cambridge,
                              Massachusetts; formerly Chairman,
                              National Intelligence Council,
                              Central Intelligence Agency
                              McLean, Virginia


  Gordon J. Davis, Esq.       Partner, LeBoeuf, Lamb, Greene &
                              MacRae; formerly Partner, Lord,
                              Day & Lord, Barret Smith
                              New York, New York

  Robert W. Fiondella         Chairman of the Board
                              and Chief Executive Officer,
                              Phoenix Home Life Mutual
                              Insurance Company
                              Hartford, Connecticut


  John E. Haire               President,
                              The Fortune Group
                              New York, New York

  DIRECTORS                   PRINCIPAL OCCUPATION

  Jerry J. Jasinowski        President, National Association
                             of Manufacturers
                             Washington, D.C.

  John W. Johnstone          Chairman, Governance & Nominating
                             Committees, Arch Chemicals, Inc.,
                             Westport, Connecticut; formerly
                             Chairman, President and
                             Chief Executive Officer,
                             Olin Corporation
                             Norwalk, Connecticut

  Marilyn E. LaMarche        Limited Managing Director, Lazard
                             Freres & Company, L.L.C.
                             New York, New York

  Philip R. McLoughlin       Executive Vice President and
                             Chief Investment Officer, Phoenix
                             Home Life Mutual Insurance
                             Company
                             Hartford, Connecticut

  Indra K. Nooyi             Senior Vice President,
                             PepsiCo, Inc.
                             Purchase, New York

  Robert F. Vizza            President and Chief Executive
                             Officer, The DeMatteis Center of
                             St. Francis Hospital
                             Roslyn, New York


  Robert G. Wilson           Retired, formerly Chairman
                             and Chief Executive Officer,
                             Ecologic Waste Services, Inc.
                             Miami, Florida

  Dona D. Young              President, Phoenix Home Life
                             Mutual Insurance Company
                             Hartford, Connecticut

 EXECUTIVE OFFICERS          PRINCIPAL OCCUPATION

 Robert W. Fiondella         Chairman of the Board
                             and Chief Executive Officer

 Philip R. McLoughlin        Executive Vice President,
                             Investments

 Carl T. Chadburn            Executive Vice President

 David W. Searfoss           Executive Vice President,
                             Chief Financial Officer

 Dona D. Young               President

 Nathaniel C. Brinn          Senior Vice President,
                             Strategic Development

 Martin J. Gavin             Senior Vice President,
                             Trust Operations

 Randall C. Giangiulio       Senior Vice President,
                             Group Life and Health

 Michael J. Gilotti          Senior Vice President

 Edward P. Hourihan          Senior Vice President,
                             Information Systems

 Joseph E. Kelleher          Senior Vice President,
                             Underwriting and Operations

 Robert G. Lautensack, Jr.   Senior Vice President,
                             Individual Financial

 Maura L. Melley             Senior Vice President,
                             Public Affairs

 Charles L. Olson            Senior Vice President,
                             Trust Sales and Marketing

 David R. Pepin              Senior Vice President

 Robert E. Primmer           Senior Vice President,
                             Individual Distribution

 Tracy L. Rich               Senior Vice President and General
                             Counsel

 Joel D. Sanders             Senior Vice President,
                             Group Sales and Marketing

 Frederick W. Sawyer, III    Senior Vice President

 John F. Solan, Jr.          Senior Vice President,
                             Strategic Development

 Simon Y. Tan                Senior Vice President,
                             Individual Market and Product
                             Development

 Anthony J. Zeppetella       Senior Vice President, Corporate
                             Portfolio Management

 Walter H. Zultowski         Senior Vice President, Marketing
                             and Market Research; formerly
                             Senior Vice President,
                             LIMRA International,
                             Hartford, Connecticut

    The above positions reflect the last held position in Phoenix during the last five years.


SAFEKEEPING OF THE VUL ACCOUNT'S ASSETS
-------------------------------------------------------------------------------

    We hold the assets of the VUL Account. The assets of the VUL Account are kept physically segregated and held separate and apart from our General Account. We maintain records of all purchases and redemptions of shares of the funds.



SALES OF POLICIES
-------------------------------------------------------------------------------

    Policies may be purchased from registered representatives of W.S. Griffith & Co., Inc. ("WSG"), a

New York corporation incorporated on August 7, 1970, licensed to sell Phoenix insurance policies as well as policies, annuity contracts and funds of companies affiliated with Phoenix. WSG, an indirect, wholly-owned subsidiary of Phoenix, is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. Phoenix Equity Planning Corporation ("PEPCO") serves as national distributor of the Policies. PEPCO is an indirect, wholly-owned subsidiary of Phoenix Investment Partners, Ltd. ("PXP"), in which Phoenix owns a majority interest.


    Policies also may be purchased from other broker-dealers registered under the 1934 Act whose representatives are authorized by applicable law to sell Policies under terms of agreements provided by PEPCO. Sales commissions will be paid to registered representatives on purchase payments we receive under these Policies. Phoenix will pay a maximum total sales commission of 19% of premiums to PEPCO. Additionally, agents or selling brokers may receive asset-based compensation. The maximum asset-based compensation is 0.90% of the policy value. To the extent that the sales charge under the Policies is less than the sales commissions paid with respect to the Policies, we will pay the shortfall from our General Account assets, which will include any profits we may derive under the policies.


STATE REGULATION
-------------------------------------------------------------------------------

    We are subject to the provisions of the New York insurance laws applicable to stock life insurance companies and to regulation and supervision by the New York Superintendent of Insurance. We also are subject to the applicable insurance laws of all the other states and jurisdictions in which we do insurance business.


    State regulation of Phoenix includes certain limitations on the investments which we may make, including investments for the VUL Account and the GIA. This regulation does not include, however, any supervision over the investment policies of the VUL Account.


REPORTS
-------------------------------------------------------------------------------

    Policyowners will be furnished with those reports required by the 1940 Act and related regulations or by any other applicable law or regulation.



LEGAL PROCEEDINGS
-------------------------------------------------------------------------------
    The VUL Account is not engaged in any litigation. Phoenix is not involved in any litigation that would have a material adverse effect on our ability to meet our obligations under the policies.


LEGAL MATTERS
-------------------------------------------------------------------------------
    Edwin L. Kerr, Counsel of Phoenix Home Life Mutual Insurance Company, has passed upon the organization of Phoenix, its authority to issue variable life insurance Policies and the validity of the policy, and upon legal matters relating to the federal securities and income tax laws for Phoenix.


REGISTRATION STATEMENT
-------------------------------------------------------------------------------

    A Registration Statement has been filed with the SEC, under the Securities Act of 1933 ("1933 Act") with respect to the securities offered. This prospectus is a summary of the contents of the policy and other legal documents and does not contain all the information set forth in the Registration Statement and its exhibits. We refer you to the registration statement and its exhibits for further information concerning the VUL Account, Phoenix and the policy.



FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

    The financial statements of Phoenix contained herein should be considered only as bearing upon Phoenix's ability to meet its obligations under the policy, and they should not be considered as bearing on the investment performance of the VUL Account.

    There are no financial statements of the VUL Account subaccounts for the period ended December 31, 1999 and no sales occurred during this period.

PHOENIX HOME LIFE
MUTUAL INSURANCE COMPANY


CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
TABLE OF CONTENTS
--------------------------------------------------------------------------------


Report of Independent Accountants............................................ 29

Consolidated Balance Sheet at December 31, 1999 and 1998..................... 30

Consolidated Statement of Income, Comprehensive Income and Equity
 for the Years Ended December 31, 1999, 1998 and 1997 ....................... 31

Consolidated Statement of Cash Flows for the Years Ended
 December 31, 1999, 1998 and 1997 ........................................... 32

Notes to Consolidated Financial Statements ............................... 33-69

[LOGO] PRICEWATERHOUSECOOPERS
--------------------------------------------------------------------------------

                                                 PRICEWATERHOUSECOOPERS LLP
                                                 100 Pearl Street
                                                 Hartford CT 06103-4508
                                                 Telephone     (860) 241 7000
                                                 Facsimile     (860) 241 7590





                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors
and Policyholders of
Phoenix Home Life Mutual Insurance Company


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, comprehensive income and equity and of cash flows present fairly, in all material respects, the financial position of Phoenix Home Life Mutual Insurance Company and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As indicated in Note 20, the Company has revised its accounting for venture capital partnerships.


/s/ PriceWaterhouseCoopers LLP
February 15, 2000

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                                                                         DECEMBER 31,
                                                                                    1999               1998
                                                                                        (IN THOUSANDS)

ASSETS
Investments:
Held-to-maturity debt securities, at amortized cost                          $        1,990,169  $       1,725,439
Available-for-sale debt securities, at fair value                                     5,506,779          5,987,426
Equity securities, at fair value                                                        461,613            301,649
Mortgage loans                                                                          716,831            797,343
Real estate                                                                              92,027             91,975
Policy loans                                                                          2,042,557          2,008,259
Venture capital partnerships                                                            338,122            191,162
Other invested assets                                                                   300,474            232,131
Short-term investments                                                                  133,367            185,983
                                                                             ------------------  -----------------
Total investments                                                                    11,581,939         11,521,367

Cash and cash equivalents                                                               187,610            115,187
Accrued investment income                                                               174,894            164,812
Deferred policy acquisition costs                                                     1,306,728          1,049,934
Premiums, accounts and notes receivable                                                 119,231             61,489
Reinsurance recoverables                                                                 18,772             18,908
Property and equipment, net                                                             137,758            142,153
Goodwill and other intangible assets, net                                               593,267            477,895
Net assets of discontinued operations (Note 11)                                         187,595            283,793
Other assets                                                                             51,434             36,940
Separate account assets                                                               5,923,888          4,798,949
                                                                             ------------------  -----------------
Total assets                                                                 $       20,283,116  $      18,671,427
                                                                             ==================  =================


LIABILITIES

Policy liabilities and accruals                                              $       11,438,032  $      11,110,280
Notes payable                                                                           499,392            386,575
Deferred income taxes                                                                    86,262            116,104
Other liabilities                                                                       474,179            430,956
Separate account liabilities                                                          5,923,888          4,798,949
                                                                             ------------------  -----------------
Total liabilities                                                                    18,421,753         16,842,864
                                                                             ------------------  -----------------

Contingent liabilities (Note 18)

MINORITY INTEREST IN NET ASSETS
 OF CONSOLIDATED SUBSIDIARIES                                                           100,112             92,008
                                                                             ------------------  -----------------

EQUITY

Retained earnings                                                                     1,731,146          1,642,264
Accumulated other comprehensive income                                                   30,105             94,291
                                                                             ------------------  -----------------
Total equity                                                                          1,761,251          1,736,555

                                                                             ------------------  -----------------
Total liabilities and equity                                                 $       20,283,116  $      18,671,427
                                                                             ==================  =================


        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED STATEMENT OF INCOME, COMPREHENSIVE INCOME AND EQUITY
--------------------------------------------------------------------------------

                                                                                YEAR ENDED DECEMBER 31,
                                                                         1999             1998             1997
                                                                                     (IN THOUSANDS)
REVENUES
Premiums                                                             $   1,134,207   $    1,154,730   $   1,076,157
Insurance and investment product fees                                      591,786          493,415         367,540
Net investment income                                                      950,344          851,603         714,367
Net realized investment gains                                               35,675           58,202         111,043
                                                                     -------------   --------------   -------------
 Total revenues                                                          2,712,012        2,557,950       2,269,107
                                                                     -------------   --------------   -------------

BENEFITS AND EXPENSES
Policy benefits and increase in policy liabilities                       1,352,419        1,403,166       1,201,929
Policyholder dividends                                                     360,509          351,653         343,611
Amortization of deferred policy acquisition costs                          146,603          137,663         102,617
Amortization of goodwill and other intangible assets                        37,963           23,126           9,366
Interest expense                                                            32,659           25,911          24,300
Other operating expenses                                                   520,603          428,756         367,016
                                                                     -------------   --------------   -------------
 Total benefits and expenses                                             2,450,756        2,370,275       2,048,839
                                                                     -------------   --------------   -------------
INCOME FROM CONTINUING OPERATIONS
 BEFORE INCOME TAXES AND MINORITY INTEREST                                 261,256          187,675         220,268
Income taxes                                                               107,881           65,046          47,241
                                                                     -------------   --------------   -------------
INCOME FROM CONTINUING OPERATIONS
 BEFORE MINORITY INTEREST                                                  153,375          122,629         173,027
Minority interest in net income of consolidated subsidiaries                10,064           10,512          10,623
                                                                     -------------   --------------   -------------

NET INCOME FROM CONTINUING OPERATIONS                                      143,311          112,117         162,404

DISCONTINUED OPERATIONS (NOTE 11)
Gain from operations, net of income taxes                                   17,555           25,012           7,248
Loss on disposal, net of income taxes                                      (71,984)
                                                                     -------------   --------------   -------------
NET INCOME                                                                  88,882          137,129         169,652
                                                                     -------------   --------------   -------------

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF INCOME TAXES
Unrealized (losses) gains on securities                                    (61,246)         (46,967)         98,287
Reclassification adjustment for net realized gains
included in net income                                                      (1,452)         (12,980)        (30,213)
Minimum pension liability adjustment                                        (1,488)          (1,526)         (2,101)
                                                                     -------------   --------------   -------------
 Total other comprehensive (loss) income                                   (64,186)         (61,473)         65,973
                                                                     -------------   --------------   -------------

COMPREHENSIVE INCOME                                                        24,696           75,656         235,625
                                                                     -------------   --------------   -------------

EQUITY, BEGINNING OF YEAR - RESTATED (NOTE 20)                           1,736,555        1,660,899       1,425,274
                                                                     -------------   --------------   -------------

EQUITY, END OF YEAR                                                  $   1,761,251   $    1,736,555   $   1,660,899
                                                                     =============   ==============   =============

        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                              YEAR ENDED DECEMBER 31,
                                                                         1999          1998           1997
                                                                                   (IN THOUSANDS)
CASH FLOW FROM CONTINUING OPERATIONS ACTIVITIES
 Net income from continuing operations                               $    143,311   $    112,117   $    162,404
 Net (loss) income from discontinued operations                           (54,429)        25,012          7,248

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
 PROVIDED BY CONTINUING OPERATIONS:
 Net realized investment gains                                            (35,675)       (58,202)      (111,465)
 Amortization and depreciation                                             69,367         51,076         61,876
 Equity in undistributed earnings of affiliates and partnerships         (138,215)       (44,119)       (38,588)
 Deferred income taxes (benefit)                                          (14,102)           398         25,298
 (Increase) in receivables                                                (67,688)       (23,846)       (46,178)
 Increase (decrease) in deferred policy acquisition costs                   3,493        (26,945)       (44,406)
 Increase in policy liabilities and accruals                              329,660        368,528        494,462
 Increase in other assets/other liabilities, net                           53,901         58,795         54,230
 Other, net                                                                 2,752          1,660          7,752
                                                                     ------------  -------------  -------------
  Net cash provided by operating activities of continuing operations      346,804        439,462        565,385
  Net cash (used for) provided by operating activities of
   discontinued operations                                               (105,537)       104,512         88,907
                                                                     ------------  -------------  -------------

CASH FLOW FROM INVESTING ACTIVITIES OF CONTINUING OPERATIONS
 Proceeds from sales, maturities or repayments
  of available-for-sale debt securities                                 1,702,889      1,322,381      1,082,132
 Proceeds from maturities or repayments of held-to-maturity debt
  securities                                                              186,710        267,746        200,946
 Proceeds from disposals of equity securities                             163,530         45,204         51,373
 Proceeds from mortgage loan maturities or repayments                     124,864        200,419        164,213
 Proceeds from sale of real estate and other invested assets               37,952        439,917        213,224
 Proceeds from distributions of venture capital partnerships               26,730         18,550          5,650
 Proceeds from sale of subsidiaries and affiliates                         15,000         16,300
 Purchase of available-for-sale debt securities                        (1,672,705)    (2,400,058)    (1,547,855)
 Purchase of held-to-maturity debt securities                            (427,472)      (585,370)      (183,371)
 Purchase of equity securities                                           (162,391)       (85,002)       (88,573)
 Purchase of subsidiaries                                                (187,621)        (6,647)      (246,400)
 Purchase of mortgage loans                                               (25,268)       (75,974)      (140,831)
 Purchase of real estate and other invested assets                        (71,407)      (134,224)       (50,599)
 Purchase of venture capital partnerships                                (108,461)       (67,200)       (39,994)
 Change in short term investments, net                                     52,616        855,117         23,135
 Increase in policy loans                                                 (34,298)       (21,532)       (59,699)
 Capital expenditures                                                     (20,505)       (25,052)       (44,380)
 Other investing activities, net                                            1,697         (6,540)        (1,750)
                                                                     ------------  -------------  -------------

  Net cash used for investing activities of continuing operations        (398,140)      (241,965)      (662,779)
  Net cash provided by (used for) investing activities of
discontinued operations                                                   157,267       (101,532)       (93,239)
                                                                     ------------  -------------  -------------

CASH FLOW FROM FINANCING ACTIVITIES OF CONTINUING OPERATIONS
 Withdrawals of contractholder deposit funds,
  net of deposits and interest credited                                    (1,908)       (11,124)       (17,902)
 Proceeds from repayment of securities sold
  subject to repurchase agreements                                         28,398       (137,473)       137,473
 Proceeds from borrowings                                                 124,500            136        215,359
 Repayment of borrowings                                                  (11,683)       (55,589)      (243,293)
 Dividends paid to minority shareholders in consolidated
  subsidiaries                                                             (4,240)        (4,938)        (6,895)
 Other financing activities                                                  (361)        (5,664)        (1,250)
                                                                     ------------  -------------  -------------
  Net cash provided by (used for) financing activities of
   continuing operations                                                  134,706       (214,652)        83,492
  Net cash (used for) provided by financing activities of
   discontinued operations                                                (62,677)        (7,739)         4,489
                                                                     ------------  -------------  -------------

NET CHANGE IN CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS           83,370        (17,155)       (13,902)

NET CHANGE IN CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS        (10,947)        (4,759)           157
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                              115,187        137,101        150,846
                                                                     ------------  -------------  -------------
CASH AND CASH EQUIVALENTS, END OF YEAR                               $    187,610  $     115,187  $     137,101
                                                                     ============  =============  =============

SUPPLEMENTAL CASH FLOW INFORMATION
  Income taxes paid, net                                             $   106,372   $      44,508  $      76,167
  Interest paid on indebtedness                                      $    34,791   $      32,834  $      32,300

        The accompanying notes are an integral part of these statements.

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PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.  DESCRIPTION OF BUSINESS

    Phoenix Home Life Mutual Insurance Company and its subsidiaries (Phoenix) market a wide range of insurance and investment products and services including individual participating life insurance, term, universal and variable life insurance, annuities, and investment advisory and mutual fund distribution services. These products and services are distributed among three reportable segments: Individual, Investment Management and Corporate & Other. See Note 10 - "Segment Information."

    Additionally, in 1999, Phoenix discontinued the operations of four of its business units: the Reinsurance Operations, the Property and Casualty Brokerage Operations, the Real Estate Management Operations and the Group Insurance Operations. See Note 11 - "Discontinued Operations."


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of Phoenix and significant subsidiaries. Less than majority-owned entities in which Phoenix has significant influence over operating and financial policies, and generally at least a 20% ownership interest, are reported on the equity basis.

    These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, related reinsurance recoverables, income taxes, contingencies and valuation allowances for investment assets are discussed throughout the Notes to Consolidated Financial Statements. Significant inter-company accounts and transactions have been eliminated. Amounts for 1998 and 1997 have been retroactively restated to account for income from venture capital partnership investments and leveraged lease investments. See Note 20 - "Prior Period Adjustments" for venture capital investment and leveraged lease investment information. Certain reclassifications have been made to the 1998 and 1997 amounts to conform with the 1999 presentation.

    VALUATION OF INVESTMENTS

    Investments in debt securities include bonds, mortgage-backed and asset-backed securities. Phoenix classifies its debt securities as either held-to-maturity or available-for-sale investments. Debt securities held-to-maturity consist of private placement bonds reported at amortized cost, net of impairments, that management intends and has the ability to hold until maturity. Debt securities available-for-sale are reported at fair value with unrealized gains or losses included in equity and consist of public bonds and preferred stocks that management may not hold until maturity. Debt securities are considered impaired when a decline in value is considered to be other than temporary.

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PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    For the mortgage-backed and asset-backed bond portion of the debt security portfolio, Phoenix recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date, and anticipated future payments and any resulting adjustment is included in net investment income.

    Equity securities are classified as available-for-sale and are reported at fair value, based principally on their quoted market prices, with unrealized gains or losses included in equity. Equity securities are considered impaired when a decline in value is considered to be other than temporary.

    Mortgage loans on real estate are stated at unpaid principal balances, net of valuation reserves on impaired mortgages. A mortgage loan is considered to be impaired if management believes it is probable that Phoenix will be unable to collect all amounts of contractual interest and principal as scheduled in the loan agreement. An impaired mortgage loan's fair value is measured based on the present value of future cash flows discounted at the loan's observable market price or at the fair value of the collateral. If the fair value of a mortgage loan is less than the recorded investment in the loan, the difference is recorded as a valuation reserve.

    Real estate, all of which is held for sale, is carried at the lower of cost or current fair value less costs to sell. Fair value for real estate is determined taking into consideration one or more of the following factors: property valuation techniques utilizing discounted cash flows at the time of stabilization including capital expenditures and stabilization costs; sales of comparable properties; geographic location of the property and related market conditions; and disposition costs.

    Policy loans are generally carried at their unpaid principal balances and are collateralized by the cash values of the related policies.

    Short-term investments are carried at amortized cost, which approximates fair value.

    Venture capital partnership and other partnership interests are carried at cost adjusted for Phoenix's equity in undistributed earnings or losses since acquisition, less allowances for other than temporary declines in value. These earnings or losses are included in investment income. Venture capital partnerships generally account for the underlying investments held in the partnerships at fair value. These investments can include public and private common and preferred stock, notes, warrants and other investments. Investments that are publicly traded are generally valued at closing market prices. Investments that are not publicly traded, which are usually subject to restrictions on resale, are generally valued at cost or at estimated fair value, as determined in good faith by the general partner after giving consideration to operating results, financial conditions, recent sales prices of issuers' securities and other pertinent information. Some general partners will discount the fair value of private investments held to reflect these restrictions. These valuations subject the earnings to volatility. Beginning in 1999, Phoenix includes equity in undistributed unrealized capital gains and losses on investments held in the venture capital partnerships in net investment income. Prior to 1999, these amounts were not recorded. Prior years have been restated to reflect this change. See Note 20
    - "Prior Period Adjustments" for additional information on venture capital partnership investments.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    Other invested assets include leveraged lease investments. These investments represent the net of the estimated residual value of the lease assets, rental receivables, and unearned and deferred income to be allocated over the lease term. Investment income is calculated using the interest method and is recognized only in periods in which the net investment is positive.

    Realized investment gains and losses, other than those related to separate accounts for which Phoenix does not bear the investment risk, are determined by the specific identification method and reported as a component of revenue. A realized investment loss is recorded when an investment valuation reserve is determined. Valuation reserves are netted against the asset categories to which they apply and changes in the valuation reserves are included in realized investment gains and losses. Unrealized investment gains and losses on debt securities and equity securities classified as available-for-sale are included as a component of equity, net of deferred income taxes and deferred policy acquisition costs.

    FINANCIAL INSTRUMENTS

    In the normal course of business, Phoenix enters into transactions involving various types of financial instruments including debt, investments such as debt securities, mortgage loans and equity securities, off-balance sheet financial instruments such as investment and loan commitments, financial guarantees, interest rate swaps, interest rate caps, interest rate floors and swaptions. These instruments have credit risk and also may be subject to risk of loss due to interest rate and market fluctuations.

    Phoenix enters into interest rate swap agreements to reduce market risks from changes in interest rates. Phoenix does not enter into interest rate swap agreements for trading purposes. Under interest rate swap agreements, Phoenix exchanges cashflows with another party, at specified intervals, for a set length of time based on a specified notional principal amount. Typically, one of the cash flow streams is based on a fixed interest rate set at the inception of the contract, and the other is a variable rate that periodically resets. Generally, no premium is paid to enter into the contract and no payment of principal is made by either party. The amounts to be received or paid on these swap agreements are accrued and recognized in net investment income.

    Phoenix enters into interest rate floor, interest rate cap and swaption contracts as a hedge for its assets and liabilities against substantial changes in interest rates. Phoenix does not enter into interest rate floor, interest rate cap and swaption contracts for trading purposes. Interest rate floor and interest rate cap agreements are contracts with a counterparty which require the payment of a premium and give Phoenix the right to receive over the maturity of the contract, the difference between the floor or cap interest rate and a market interest rate on specified future dates based on an underlying notional principal. Swaption contracts are options to enter into an interest rate swap transaction on a specified future date and at a specified price. Upon the exercise of a swaption, Phoenix would either receive a swap agreement at the pre-specified terms or cash for the market value of the swap. Phoenix pays the premium for these instruments on a quarterly basis over the maturity of the contract, and recognizes these payments in net investment income.

    Phoenix enters into foreign currency swap agreements to hedge against fluctuations in foreign currency exposure. Under these agreements, Phoenix agrees to exchange with another party, principal and periodic interest payments denominated in foreign currency for payments denominated in U.S. dollars. The amounts to be received or paid on these foreign currency swap agreements is recognized in net investment income. To reduce counterparty credit risks and

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    diversify counterparty exposure, Phoenix only enters into derivative contracts with highly rated financial institutions.

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents includes cash on hand and money market instruments.

    DEFERRED POLICY ACQUISITION COSTS

    The costs of acquiring new business, principally commissions, underwriting, distribution and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs (DAC) are subject to recoverability testing at the time of policy issue and loss recognition at the end of each accounting period. For individual participating life insurance policies, deferred policy acquisition costs are amortized in proportion to historical and anticipated gross margins. Deviations from expected experience are reflected in earnings in the period such deviations occur.

    For universal life insurance policies, limited pay and investment type contracts, deferred policy acquisition costs are amortized in proportion to total estimated gross profits over the expected average life of the contracts using estimated gross margins arising principally from investment, mortality and expense margins and surrender charges based on historical and anticipated experience, updated at the end of each accounting period.

    GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. These costs are amortized on a straight-line basis over periods, not exceeding 40 years, that correspond with the benefits expected to be derived from the acquisitions. Other intangible assets are amortized on a straight-line basis over their estimated lives. Management periodically reevaluates the propriety of the carrying value of goodwill and other intangible assets by comparing estimates of future undiscounted cash flows to the carrying value of assets. Assets are considered impaired if the carrying value exceeds the expected future undiscounted cash flows.

    SEPARATE ACCOUNTS

    Separate account assets and liabilities are funds maintained in accounts to meet specific investment objectives of contractholders who bear the investment risk. Investment income and investment gains and losses accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of Phoenix. The assets and liabilities are carried at market value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Amounts assessed to the contractholders for management services are included in revenues.

    POLICY LIABILITIES AND ACCRUALS

    Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Policy liabilities for traditional life insurance are computed using the net level premium method on the basis of actuarial assumptions as to assumed rates of interest, mortality, morbidity and withdrawals. Liabilities for universal life include deposits received from customers and

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality charges.

    Liabilities for outstanding claims, losses and loss adjustment expenses are amounts estimated to cover incurred losses. These liabilities are based on individual case estimates for reported losses and estimates of unreported losses based on past experience.

    Unearned premiums relate primarily to individual participating life insurance as well as group life, accident and health insurance premiums. The premiums are reported as earned on a pro-rata basis over the contract period. The unexpired portion of these premiums is recorded as unearned premiums.

    PREMIUM AND FEE REVENUE AND RELATED EXPENSES

    Life insurance premiums, other than premiums for universal life and certain annuity contracts, are recorded as premium revenue on a pro-rata basis over each policy year. Benefits, losses and related expenses are matched with premiums over the related contract periods. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income and mortality, administration and surrender charges assessed against the fund values during the period. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values.

    POLICYHOLDERS' DIVIDENDS

    Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of Phoenix. The amount of policyholders' dividends to be paid is determined annually by Phoenix's board of directors. The aggregate amount of policyholders' dividends is related to the actual interest, mortality, morbidity and expense experience for the year and Phoenix's judgment as to the appropriate level of statutory surplus to be retained. At the end of the reporting period, Phoenix establishes a dividend liability for the pro-rata portion of the dividends payable on the next anniversary date of each policy. Phoenix also establishes a liability for termination dividends.

    INCOME TAXES

    Phoenix and its eligible affiliated companies have elected to file a life/nonlife consolidated federal income tax return for 1999 and prior years. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions in the percentage of eligible non-life tax losses that can be applied to offset life company taxable income.

    Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. These differences result primarily from policy liabilities and accruals, policy acquisition expenses, investment impairment reserves, reserves for postretirement benefits and unrealized gains or losses on investments.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    As a mutual life insurance company, Phoenix is required to reduce its income tax deduction for policyholder dividends by the differential earnings amount, defined as the difference between the earnings rates of stock and mutual companies applied against an adjusted base of policyholders' surplus.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In June, 1999, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133". Because of the complexities associated with transactions involving derivative instruments and their prevalent use as hedging instruments and, because of the difficulties associated with the implementation of Statement 133, the effective date of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was delayed until fiscal years beginning after June 15, 2000. SFAS No. 133, initially issued on June 15, 1998, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. For fair-value hedge transactions in which Phoenix is hedging changes in an asset's, liability's or firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. For cash-flow hedge transactions, in which Phoenix is hedging the variability of cashflows related to a variable-rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified as earnings in the period in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges will be recognized in current period earnings.

    Phoenix has not yet determined the impact that the adoption of SFAS 133 will have on its earnings or statement of financial position.

    Phoenix adopted SFAS No. 130, "Reporting Comprehensive Income," as of January 1, 1998. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of financial statements. This statement defines the components of comprehensive income as those items that were previously reported only as components of equity and were excluded from net income.

    In 1998, Phoenix adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the " industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of Phoenix's reportable segments. The adoption of this statement did not affect the results of operations or financial position but did affect the disclosure of segment information.

    In 1998, Phoenix adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which amends SFAS No. 87, " Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions". The new statement revises and standardizes

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    employers' disclosures about pension and other postretirement benefit plans. Adoption of this statement did not affect the results of operations or financial position of Phoenix.

    On January 1, 1999, Phoenix adopted Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP 97-3 provides guidance for assessments related to insurance activities. The adoption of SOP 97-3 did not have a material impact on Phoenix's results from operations or financial position.

    On January 1, 1999, Phoenix adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance for determining when an entity should capitalize or expense external and internal costs of computer software developed or obtained for internal use. The adoption of SOP 98-1 did not have a material impact on Phoenix's results from operations or financial position.

    On January 1, 1999, Phoenix adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires that start-up costs capitalized prior to January 1, 1999 should be written off and any future start-up costs be expenses as incurred. The adoption of SOP 98-5 did not have a material impact on Phoenix's results from operations or financial position.

3.  SIGNIFICANT TRANSACTIONS

    DISCONTINUED OPERATIONS

    During 1999, Phoenix discontinued the operations of four of its business units; the Reinsurance Operations, the Property and Casualty Brokerage Operations, the Real Estate Management Operation and the Group Insurance Operations. Disclosures concerning the financial impact of these transactions are contained in Note 11 - "Discontinued Operations."

    PFG HOLDINGS, INC.

    On October 29, 1999, PM Holdings, a wholly-owned subsidiary of Phoenix, purchased 100% of PFG Holdings, Inc. 8% cumulative preferred stock convertible into a 67% interest in common stock for $5 million in cash. In addition Phoenix has an option to purchase all the outstanding common stock during year six at a value to 80% of the appraised value of the common stock at that time. As of the statement date this option had not been executed. Since the investment represents a majority interest Phoenix has consolidated this entity for GAAP as if the preferred stock had been converted and established a minority interest for outside shareholders. The transaction resulted in goodwill of $3.8 million to be amortized over 10 years.

    PFG Holdings was formed to purchase three of The Guarantee Life Companies' operating subsidiaries: AGL Life Assurance Company, PFG Distribution Company and Philadelphia Financial Group. These subsidiaries develop, market and underwrite specialized private placement variable life and annuity products.

    AGL Life Assurance Company must maintain at least $10 million of capital and surplus to satisfy certain regulatory minimum capital requirements. PM Holdings provided financing at the purchase date of $11 million to PFG Holdings in order for AGL Life Assurance to meet this minimum requirement. The debt is an 8.34% senior secured note maturing in 2009.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    EMPRENDIMIENTO COMPARTIDO, S.A., (EMCO)

    At January 1, 1999 PM Holdings held 9.1 million shares of EMCO, representing a 35% ownership interest the Argentine financial services company that provides pension management, annuities and life insurance products. On June 23, 1999, PM Holdings became the majority owner of EMCO when it purchased
    13.9 million shares of common stock from the Banco del Suquia, S.A. for $29.5 million, plus $10.0 million for a five year covenant not-to-compete. Payment for the stock will be made in three installments: $10.0 million, 180 days from closing; $10.0 million, 360 days from closing; and $9.5 million, 540 days from closing, all subject to interest of 7.06%. The covenant was paid at the time of closing.

    In addition, EMCO purchased, for its treasury, 3.0 million shares of its outstanding common stock held by two banks. This, in combination with the purchase described above, increased PM Holdings ownership interest from 35% to 100% of the then outstanding stock.

    On November 12, 1999, PM Holdings sold 11.5 million shares (50% interest) of EMCO common stock for $40.0 million generating a pre-tax gain of $11.3 million. PM Holdings received $15.0 million in cash plus a $9.0 million two-year 8% interest bearing note, and a $16.0 million five-year 8% interest bearing note. PM Holdings uses the equity method of accounting to account for its remaining 50% interest in EMCO.

    After the sale, the remaining excess of the purchase price over the fair value of the acquired net tangible assets totaled $17.0 million. That consisted of a covenant not-to-compete of $5.0 million which is being amortized over five years and goodwill of $12.0 million which is being amortized over ten years.

    PHOENIX NEW ENGLAND TRUST

    On October 29, 1999, PM Holdings indirectly acquired 100% of the common stock of New London Trust, a banking subsidiary of Sun Life of Canada, for $30.0 million in cash. New London Trust, renamed Phoenix New England Trust, is a New Hampshire based federal savings bank that operates a trust division with assets under management of approximately $1 billion. Immediately following this acquisition, on November 1, 1999, PM Holdings sold the New London Trust's New Hampshire retail banking operations to Lake Sunapee Bank and Mascoma Savings Bank in New Hampshire and the Connecticut branches to Westbank Corporation, for a total of $25.2 million in cash. No gain or loss was recognized on this sale. PM Holdings retained the trust business and four trust offices of New London Trust, located in New Hampshire and Vermont.

    LOMBARD INTERNATIONAL ASSURANCE, S.A.

    On November 5, 1999, PM Holdings purchased 12% of the common stock of Lombard International Assurance, S.A., a Pan-European financial services company, for $29.1 million in cash. Lombard provides investment-linked insurance products to high-net-worth individuals in eight European countries. This investment is classified as equity securities in the Consolidated Balance Sheet.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    PHOENIX INVESTMENT PARTNERS, LTD.

    On March 1, 1999, Phoenix Investment Partners completed its acquisition of the retail mutual fund and closed-end fund business of the New York City based Zweig Group. Under the terms of the agreement, Phoenix Investment Partners paid $135.0 million at closing and will pay up to an additional $29.0 million over the next three years based on revenue growth of the Zweig funds. The Zweig Group managed approximately $3.3 billion of assets as of December 31,1999.

    On December 3, 1998, Phoenix Investment Partners completed the sale of its 49% interest in Canadian investment firm Beutel, Goodman & Company, Ltd. for $47.0 million. Phoenix Investment Partners received $37.0 million in cash and a $10.0 million three-year interest bearing note. The transaction resulted in a before-tax gain of approximately $17.5 million. Phoenix's interest represents an after-tax realized gain of approximately $6.8 million.

    Phoenix owns approximately 60% of the outstanding Phoenix Investment Partners' common stock. In addition, Phoenix owns 45% of Phoenix Investment Partners' convertible subordinated debentures.

    ABERDEEN ASSET MANAGEMENT PLC

    On February 18, 1999, PM Holdings purchased an additional 15.1 million shares of the common stock of Aberdeen Asset Management for $29.4 million.

    As of December 31, 1999, PM Holdings owned 21% of the outstanding common stock of Aberdeen Asset Management, a Scottish asset management firm. The investment is reported on the equity basis and classified as other invested assets in the Consolidated Balance Sheet.

    DIVIDEND SCALE REDUCTION

    In consideration of the decline of interest rates in the financial markets, Phoenix's Board of Directors voted in October of 1998 to adopt a reduced dividend scale, effective for dividends payable on or after January 1, 1999. Dividends for individual participating policies were reduced 60 basis points in most cases, an average reduction of approximately 8%. The effect was a decrease of approximately $15.7 million in the policyholder dividends expense in 1998. In October 1999, Phoenix's Board of Directors voted to maintain the dividend scale for dividends payable on or after January 1, 2000.

    REAL ESTATE SALES

    On December 15, 1998, Phoenix sold 47 commercial real estate properties with a carrying value of $269.8 million, and 4 joint venture real estate partnerships with a carrying value of $10.5 million, for approximately $309 million in cash. This transaction, along with the sale of 18 other properties and partnerships during 1998, which had a carrying value of $36.7 million, resulted in pre-tax gains of approximately $67.5 million. As of December 31, 1999, Phoenix had 3 commercial real estate properties remaining with a carrying value of $42.9 million and 5 joint venture real estate partnerships with a carrying value of $49.1 million.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.  INVESTMENTS

    Information pertaining to Phoenix's investments, net investment income and realized and unrealized investment gains and losses follows:

    DEBT AND EQUITY SECURITIES

    The amortized cost and fair value of investments in debt and equity securities as of December 31, 1999 were as follows:

                                                                          GROSS           GROSS
                                                       AMORTIZED       UNREALIZED      UNREALIZED          FAIR
                                                          COST            GAINS          LOSSES           VALUE
                                                                             (IN THOUSANDS)

    DEBT SECURITIES

    HELD-TO-MATURITY:
    State and political subdivision bonds            $       27,595   $         416   $      (1,033)  $      26,978
    Foreign government bonds                                  3,032                            (796)          2,236
    Corporate securities                                  1,776,174          12,945         (95,707)      1,693,412
    Mortgage-backed and asset-backed
     securities                                             285,387           1,361         (19,166)        267,582
                                                     --------------   -------------   -------------   -------------

     Total held-to-maturity securities                    2,092,188          14,722        (116,702)      1,990,208
     Less: held-to-maturity securities of
      discontinued operations                               102,019             736          (5,835)         96,920
                                                     --------------   -------------   -------------   -------------
     Total held-to-maturity securities of
      continuing operations                               1,990,169          13,986        (110,867)      1,893,288
                                                     --------------   -------------   -------------   -------------

    AVAILABLE-FOR-SALE:
    U.S. government and agency bonds                        283,697           1,955          (6,537)        279,115
    State and political subdivision bonds                   495,860           4,765         (21,751)        478,874
    Foreign government bonds                                273,868          23,700          (3,990)        293,578
    Corporate securities                                  2,353,228          18,578        (102,773)      2,269,033
    Mortgage-backed and asset-backed
     securities                                           2,977,136          17,916        (103,264)      2,891,788
                                                     --------------   -------------   -------------   -------------
     Total available-for-sale securities                  6,383,789          66,914        (238,315)      6,212,388
     Less: available-for-sale securities of
      discontinued operations                               725,077           7,600         (27,068)        705,609
                                                     --------------   -------------   -------------   -------------
      Total available-for-sale securities of
      continuing operations                               5,658,712          59,314        (211,247)      5,506,779
                                                     --------------   -------------   -------------   -------------

     TOTAL DEBT SECURITIES OF CONTINUING
      OPERATIONS                                     $    7,648,881   $      73,300   $    (322,114)  $   7,400,067
                                                     ==============  ==============   =============   =============

    EQUITY SECURITIES                                $      311,100   $    176,593    $     (24,211)  $     463,482
     Less: equity securities of discontinued
      operations                                              1,869                                           1,869
                                                     --------------   -------------   -------------   -------------
     TOTAL EQUITY SECURITIES OF CONTINUING
      OPERATIONS                                     $      309,231   $    176,593    $     (24,211)  $     461,613
                                                     ==============   ============    =============   =============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The amortized cost and fair value of investments in debt and equity securities as of December 31, 1998 were as follows:

                                                                           GROSS          GROSS
                                                         AMORTIZED      UNREALIZED     UNREALIZED         FAIR
                                                           COST            GAINS         LOSSES           VALUE
                                                                              (IN THOUSANDS)

    DEBT SECURITIES
    HELD-TO-MATURITY:
    State and political subdivision bonds              $      10,562   $        643   $         (78)  $      11,127
    Foreign government bonds                                    3,036                          (743)          2,293
    Corporate securities                                    1,695,789         98,896        (13,823)      1,780,862
    Mortgage-backed and asset-backed
     securities                                               172,300          6,201            (12)        178,489
                                                       --------------  -------------  -------------   -------------

      Total held-to-maturity securities                     1,881,687        105,740        (14,656)      1,972,771
      Less: held-to-maturity securities of
       discontinued operations                                156,248          8,776         (1,216)        163,808
                                                       --------------  -------------  -------------   -------------
      Total held-to-maturity securities of
       continuing operations                                1,725,439         96,964        (13,440)      1,808,963
                                                       --------------  -------------  -------------   -------------

    AVAILABLE-FOR-SALE:
    U.S. government and agency bonds                          497,089         34,454           (422)        531,121
    State and political subdivision bonds                     529,977         43,622           (104)        573,495
    Foreign government bonds                                  293,968         28,814        (18,691)        304,091
    Corporate securities                                    1,993,720        110,525        (36,656)      2,067,589
    Mortgage-backed and asset-backed
     securities                                             3,121,690        110,172        (14,618)      3,217,244
                                                       --------------  -------------  -------------   -------------

      Total available-for-sale securities                   6,436,444        327,587        (70,491)      6,693,540
      Less: available-for-sale securities of
       discontinued operations                                678,992         34,558         (7,436)        706,114
                                                       --------------  -------------  -------------   -------------
      Total available-for-sale securities of
       continuing operations                                5,757,452        293,029        (63,055)      5,987,426
                                                       --------------  -------------  -------------   -------------
      TOTAL DEBT SECURITIES OF CONTINUING
       OPERATIONS                                      $    7,482,891  $     389,993  $     (76,495)  $   7,796,389
                                                       ==============  =============  =============   =============

    EQUITY SECURITIES                                  $      223,915  $     102,018  $     (21,388)  $     304,545
      Less: equity securities of discontinued
       operations                                               2,896                                         2,896
                                                       --------------  -------------  -------------   -------------
      TOTAL EQUITY SECURITIES OF CONTINUING
       OPERATIONS                                      $      221,019  $    102,018  $     (21,388)  $     301,649
                                                       ==============  ============  =============   =============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The sale of fixed maturities held-to-maturity relate to certain securities, with amortized cost of $3.9 million, $19.6 million and $59.1 million, for the years ended December 31, 1999, 1998 and 1997, respectively, which were sold specifically due to a significant decline in the issuers' credit quality. The related realized losses, net of the sales, were $0.2 million, $0.8 million and $10.1 million in 1999, 1998 and 1997, respectively.

    The amortized cost and fair value of debt securities, by contractual sinking fund payment and maturity, as of December 31, 1999 are shown below. Actual maturity may differ from contractual maturity because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or Phoenix may have the right to put or sell the obligations back to the issuers.

                                                          HELD-TO-MATURITY                AVAILABLE-FOR-SALE
                                                     AMORTIZED          FAIR           AMORTIZED          FAIR
                                                        COST           VALUE             COST             VALUE
                                                                            (IN THOUSANDS)

    Due in one year or less                        $      118,171  $      116,992   $        43,180   $      43,483
    Due after one year through five years                 583,115         564,215           534,417         532,676
    Due after five years through ten years                587,568         566,505         1,146,805       1,104,661
    Due after ten years                                   517,946         474,913         1,682,250       1,639,771
    Mortgage-backed and
     asset-backed securities                              285,388         267,583         2,977,137       2,891,797
                                                   --------------  --------------   ---------------   -------------

    Total                                          $    2,092,188  $    1,990,208   $     6,383,789   $   6,212,388
    Less: securities of discontinued
     operations                                           102,019          96,920           725,077         705,609
                                                   --------------  --------------   ---------------   -------------
    Total securities of continuing
     operations                                    $    1,990,169  $    1,893,288   $     5,658,712   $   5,506,779
                                                   ==============  ==============   ===============   =============

    Carrying values for investments in mortgage-backed and asset-backed securities, excluding U.S. government guaranteed investments, were as follows:

                                                                                         DECEMBER 31,
                                                                                 1999                 1998
                                                                                        (IN THOUSANDS)

    Planned amortization class                                              $      168,027     $            433,668
    Asset-backed                                                                   956,892                  910,594
    Mezzanine                                                                      194,849                  280,162
    Commercial                                                                     735,238                  641,485
    Sequential pay                                                               1,039,001                  982,576
    Pass through                                                                    77,154                  119,065
    Other                                                                            6,014                   21,994
                                                                            --------------     --------------------

    Total mortgage-backed and asset-backed securities                       $    3,177,175     $          3,389,544
                                                                            ==============     ====================

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    MORTGAGE LOANS AND REAL ESTATE

    Phoenix's mortgage loans and real estate are diversified by property type and location and, for mortgage loans, by borrower. Mortgage loans are collateralized by the related properties and are generally 75% of the properties' value at the time the original loan is made.

    Mortgage loans and real estate investments comprise the following property types and geographic regions:

                                             MORTGAGE LOANS                              REAL ESTATE
                                              DECEMBER 31,                               DECEMBER 31,
                                        1999                 1998                 1999                 1998
                                             (IN THOUSANDS)                             (IN THOUSANDS)
    PROPERTY TYPE:
    Office buildings             $         183,912      $        221,244     $         30,545    $         38,343
    Retail                                 208,606               203,927               14,111              36,858
    Apartment buildings                    252,947               261,894               41,744              21,553
    Industrial buildings                    82,699               121,789                                    1,600
    Other                                    2,950                19,089                8,859                  32
    Valuation allowances                   (14,283)              (30,600)              (3,232)             (6,411)
                                 -----------------     -----------------    -----------------    ----------------
    Total                        $         716,831     $         797,343     $         92,027    $         91,975
                                 =================     ================= =   ================    ================

    GEOGRAPHIC REGION:
    Northeast                    $         149,336     $         169,368     $         59,582    $         47,709
    Southeast                              198,604               213,916                   32                  32
    North central                          164,150               176,683                  744              11,453
    South central                          105,062                98,956               21,232              22,649
    West                                   113,962               169,020               13,669              16,543
    Valuation allowances                   (14,283)              (30,600)              (3,232)             (6,411)
                                 -----------------     ------------------    ----------------    ----------------
     Total                       $         716,831     $         797,343     $         92,027    $         91,975
                                 =================    ==================     ================    ================

    At December 31, 1999, scheduled mortgage loan maturities were as follows:
    2000 - $92 million; 2001 - $87 million; 2002 - $32 million; 2003 - $109 million; 2004 - $38 million; 2005 - $35 million, and $338 million thereafter. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. Phoenix refinanced $6.7 million and $2.3 million of its mortgage loans during 1999 and 1998, respectively, on terms which differed from those granted to new borrowers.

    The carrying value of delinquent and in process of foreclosure mortgage loans at December 31, 1999 and 1998 is $6.0 million and $17.2 million, respectively. There are valuation allowances of $5.4 million and $14.7 million, respectively, on these mortgages.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    INVESTMENT VALUATION ALLOWANCES

    Investment valuation allowances which have been deducted in arriving at investment carrying values as presented in the Consolidated Balance Sheet and changes thereto were as follows:

                                    BALANCE AT                                                      BALANCE AT
                                    JANUARY 1,            ADDITIONS           DEDUCTIONS           DECEMBER 31,
                                                                  (IN THOUSANDS)
    1999
    Mortgage loans               $          30,600    $           9,697    $         (26,014)   $           14,283
    Real estate                              6,411                  183               (3,362)                3,232
                                 -----------------    -----------------   ------------------    ------------------
    Total                        $          37,011    $           9,880    $         (29,376)   $           17,515
                                 =================    =================   ==================    ==================

    1998
    Mortgage loans               $          35,800     $         50,603    $         (55,803)   $           30,600
    Real estate                             28,501                5,108              (27,198)                6,411
                                 -----------------    -----------------   ------------------    ------------------
    Total                        $          64,301     $         55,711    $         (83,001)   $           37,011
                                 =================    =================   ==================    ==================

    1997
    Mortgage loans               $          48,399     $          6,731    $         (19,330)   $           35,800
    Real estate                             47,509                4,201              (23,209)               28,501
                                 -----------------    -----------------   ------------------    ------------------
    Total                        $          95,908     $         10,932    $         (42,539)   $           64,301
                                 =================    =================   ==================    ==================


    NON-INCOME PRODUCING MORTGAGE LOANS AND BONDS

    The net carrying values of non-income producing mortgage loans were $0.0 million and $15.6 million at December 31, 1999 and 1998, respectively. The net carrying value of non-income producing bonds were $0.0 million and $22.3 at December 31, 1999 and 1998, respectively.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    DERIVATIVE INSTRUMENTS

    Derivative instruments at December 31, are summarized below:

                                                               1999                            1998
                                                                         ($ IN THOUSANDS)

    Swaptions:
      Notional amount                                $              1,600,000
      Weighted average strike rate                                      5.02%
      Index rate (1)                                               10 Yr. CMS
      Fair value                                     $                (8,200)

    Interest rate floors:
      Notional amount                                $              1,210,000            $         570,000
      Weighted average strike rate                                      4.57%                        4.59%
      Index rate (1)                                         2-10 Yr. CMT/CMS                 5-10 Yr. CMT
      Fair value                                     $                (7,542)            $           1,423

    Interest rate swaps:
      Notional amount                                $                474,037            $         424,573
      Weighted average received rate                                    6.33%                        6.27%
      Weighted average paid rate                                        6.09%                        5.82%
      Fair value                                     $                  1,476            $          10,989

    Foreign currency swaps:
      Notional amount                                $                  8,074
      Weighted average received rate                                   12.04%
      Weighted average paid rate                                       10.00%
      Fair value                                     $                    213

    Interest rate caps:
      Notional amount                                $                 50,000            $          50,000
      Weighted average strike rate                                      7.95%                        7.95%
      Index rate (1)                                               10 Yr. CMT                   10 Yr. CMT
      Fair value                                     $                    842            $            (96)

    (1) Constant maturity treasury yields (CMT) and constant maturity swap yields (CMS).

    The increase in net investment income related to interest rate swap contracts was $1.0 million and $2.1 million for the years ended December 31, 1999 and 1998, respectively. The decrease in net investment income related to interest rate floor, interest rate cap and swaption contracts was $2.3 million and $0.2 million for the years ended December 31, 1999 and 1998, respectively, representing quarterly premium payments on these instruments which are being paid over the life of the contracts. The estimated fair value of these instruments represent what Phoenix would have to pay or receive if the contracts were terminated.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    Phoenix is exposed to credit risk in the event of nonperformance by counterparties to these financial instruments, but management of the Phoenix does not expect counterparties to fail to meet their financial obligations, given their high credit ratings. The credit exposure of these instruments is the positive fair value at the reporting date.

    Management of Phoenix considers the likelihood of any material loss on these instruments to be remote.

    VENTURE CAPITAL PARTNERSHIPS

    Phoenix invests in venture capital limited partnerships. These partnerships focus on early-stage ventures, primarily in the information technology and life science industries, as well as direct equity investments in leveraged buyouts and corporate acquisitions.

    Phoenix records its equity in the earnings of the partnerships in net investment income.

    The components of net investment income due to venture capital partnerships for the year ended December 31, were as follows:

                                                                              1999          1998          1997
                                                                                       (IN THOUSANDS)

    Operating losses                                                       $   (8,921)   $    (2,746)  $   (2,131)
    Realized gains on cash and stock distributions                             84,725         23,360       31,336
    Unrealized gains on investments held in the partnerships                   64,091         19,009        4,531
                                                                           ----------    -----------   ----------
    Total venture capital partnership net investment income                $  139,895    $    39,623   $   33,736
                                                                           ==========    ===========   ==========

    OTHER INVESTED ASSETS

    Other invested assets, consisting primarily of partnership interests and equity in unconsolidated affiliates, were as follows:

                                                                                        DECEMBER 31,
                                                                                 1999                  1998
                                                                                       (IN THOUSANDS)
    Transportation and equipment leases                                   $           82,063     $          80,953
    Affordable housing partnerships                                                   22,247                10,854
    Investment in Aberdeen Asset Management                                           99,074                72,257
    Investment in EMCO of Argentina                                                   13,423                10,681
    Investment in other affiliates                                                    12,389                12,706
    Seed money in separate accounts                                                   33,279                26,587
    Other partnership interests                                                       41,953                22,697
                                                                          ------------------    ------------------

    Total other invested assets                                           $          304,428     $         236,735
    Less: other invested assets of discontinued operations                             3,954                 4,604
                                                                          ------------------    ------------------
    Total other invested assets of continuing operations                  $          300,474     $         232,131
                                                                          ==================     =================

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    NET INVESTMENT INCOME

    The components of net investment income for the year ended December 31, were as follows:

                                                                          1999           1998           1997
                                                                                    (IN THOUSANDS)

    Debt securities                                                   $    641,076    $   598,892   $    509,702
    Equity securities                                                        8,272          6,469          4,277
    Mortgage loans                                                          66,285         83,101         85,662
    Policy loans                                                           148,998        146,477        122,562
    Real estate                                                              9,716         38,338         18,939
    Leveraged leases                                                         2,202          2,746          2,692
    Venture capital partnerships                                           139,895         39,623         33,736
    Other invested assets                                                    2,544          1,750          2,160
    Short-term investments                                                  22,543         23,825         18,768
                                                                      ------------    -----------   ------------

    Sub-total                                                            1,041,531        941,221        798,498
    Less investment expenses                                                23,505         23,328         22,621
                                                                      ------------    -----------   ------------

    Net investment income                                             $  1,018,026    $   917,893   $    775,877
    Less: net investment income of discontinued operations                  67,682         66,290         61,510
                                                                      ------------    -----------   ------------
    Total net investment income of continuing operations              $    950,344    $   851,603   $    714,367
                                                                      ============    ===========   ============

    Investment income of $2.7 million was not accrued on certain delinquent mortgage loans and defaulted bonds at December 31, 1999. Phoenix does not accrue interest income on impaired mortgage loans and impaired bonds when the likelihood of collection is doubtful.

    The payment terms of mortgage loans may, from time to time, be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $36.5 million and $40.8 million at December 31, 1999 and 1998, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $4.1 million, $4.9 million and $5.3 million in 1999, 1998 and 1997, respectively. Actual interest income on these loans included in net investment income was $3.5 million, $4.0 million and $3.8 million in 1999, 1998 and 1997, respectively.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    INVESTMENT GAINS AND LOSSES

    Net unrealized gains and (losses) on securities available-for-sale and carried at fair value for the year ended December 31, were as follows:

                                                            1999                  1998                1997
                                                                            (IN THOUSANDS)

    Debt securities                                   $        (428,497)   $         (7,040)    $        112,194
    Equity securities                                            71,752             (91,880)              74,547
    Deferred policy acquisition costs                           260,287               6,694              (80,603)
    Deferred income taxes                                       (33,760)            (32,279)              38,064
                                                      -----------------    ----------------     ----------------

    Net unrealized investment (losses) gains
      on securities available-for-sale                $         (62,698)   $        (59,947)    $         68,074
                                                      =================    ================     ================

    Realized investment gains and losses for the year ended December 31, were as follows:

                                                                          1999           1998            1997
                                                                                     (IN THOUSANDS)

    Debt securities                                                    $   (20,416 )  $    (4,295)   $    19,315
    Equity securities                                                       16,648         11,939         26,290
    Mortgage loans                                                          18,534         (6,895)         3,805
    Real estate                                                              2,915         67,522         44,668
    Other invested assets                                                   18,432         (4,709)        17,387
                                                                       -----------    -----------    -----------

    Net realized investment gains                                           36,113         63,562        111,465
    Less realized from discontinued operations                                 438          5,360            422
                                                                       -----------    -----------    -----------
        Net realized investment gains from continuing
     operations                                                        $    35,675    $    58,202    $   111,043
                                                                       ============   ============   ===========


    The proceeds from sales of available-for-sale debt securities and the gross realized gains and gross realized losses on those sales for the year ended December 31, were as follows:

                                                         1999                   1998                  1997
                                                                          (IN THOUSANDS)

    Proceeds from disposals                        $     1,106,929        $       912,696       $       821,339
    Gross gains on sales                           $        21,808        $        17,442       $        27,954
    Gross losses on sales                          $        39,122        $        33,641       $         5,309

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.  GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill and other intangible assets were as follows:

                                                                                          DECEMBER 31,
                                                                                     1999              1998
                                                                                         (IN THOUSANDS)

    Phoenix Investment Partners gross amounts:
      Goodwill                                                                   $     384,576     $     321,793
      Investment management contracts                                                  235,976           169,006
      Non-compete covenant                                                               5,000             5,000
      Other                                                                             10,894               472
                                                                                 -------------     -------------
    Totals                                                                             636,446           496,271
                                                                                 -------------     -------------

    Other gross amounts:
      Goodwill                                                                          32,554            16,631
      Intangible asset related to pension plan benefits                                 11,739            16,229
      Other                                                                              1,206               693
                                                                                 -------------     -------------
    Totals                                                                              45,499            33,553
                                                                                 -------------     -------------

    Total gross goodwill and other intangible assets                                   681,945           529,824

    Accumulated amortization - Phoenix Investment Partners                             (79,912)          (49,615)
    Accumulated amortization - other                                                    (8,766)           (2,314)
                                                                                 -------------     -------------

    Total net goodwill and other intangible assets                               $     593,267     $     477,895
                                                                                 =============     =============



6.  NOTES PAYABLE

                                                                               DECEMBER 31,
                                                                  1999                             1998
                                                                              (IN THOUSANDS)

    Short-term debt                                          $         21,598                $          1,938
    Bank borrowings                                                   260,284                         168,278
    Notes payable                                                       1,146
    Subordinated debentures                                            41,364                          41,359
    Surplus notes                                                     175,000                         175,000
                                                             ----------------                ----------------

    Total notes payable                                      $        499,392                $        386,575
                                                             ================                ================

    Phoenix has various lines of credit established with major commercial banks. As of December 31, 1999, Phoenix had outstanding balances totaling $436.7 million. The total unused credit was $369.0 million. Interest rates ranged from 5.26% to 7.48% in 1999.

    Maturities of other indebtedness are as follows: 2000 - $21.6 million; 2001
    - $26.0 million; 2002 $200.0 million; 2003 - $0.0 million; 2004 - $35.0 million; 2005 and thereafter - $216.8 million. Interest expense was $32.7 million, $25.9 million and $24.3 million for the years ended December 31, 1999, 1998 and 1997, respectively.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.  INCOME TAXES

    A summary of income taxes (benefits) applicable to income before income taxes and minority interest for the year ended December 31, was as follows:

                                                        1999                   1998                  1997
                                                                          (IN THOUSANDS)

    Income taxes

      Current                                     $         121,448      $         61,889      $         39,583
      Deferred                                              (13,567)                3,157                 7,658
                                                  -----------------      ----------------      ----------------

    Total                                         $         107,881      $         65,046      $         47,241
                                                  =================      ================      ================


    The income taxes attributable to the consolidated results of operations are different than the amounts determined by multiplying income before taxes by the statutory income tax rate. The sources of the difference and the tax effects of each for the year ended December 31, were as follows (in thousands, aside from the percentages):


                                                  1999                   1998                   1997
                                                                  %                      %                      %

    Income tax expense at statutory                 91,440                 65,685                 77,095
     rate                                     $                  35  $                  35  $                  35
    Dividend received deduction and
     tax-exempt interest                            (3,034)      (1)       (3,273)      (2)       (1,684)      (1)
    Other, net                                       7,922        3         2,634        2       (15,059)      (7)
                                              ------------  -------  ------------  -------  ------------  -------
                                                    96,328       37        65,046       35        60,352       27

    Differential earnings (equity tax)              11,553        4                              (13,111)      (6)
                                              ------------  -------  ------------  -------  ------------  -------

    Income taxes                              $    107,881       41  $     65,046       35  $     47,241       21
                                              ============  =======  ============  =======  ============  =======

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The deferred income tax liability (asset) represents the tax effects of temporary differences attributable to the consolidated tax return group. The components were as follows:

                                                                                      DECEMBER 31,
                                                                             1999                      1998
                                                                                     (IN THOUSANDS)

    Deferred policy acquisition costs                                   $      282,725             $    294,917
    Unearned premium/deferred revenue                                         (135,124)                (139,346)
    Impairment reserves                                                        (15,556)                 (23,111)
    Pension and other postretirement benefits                                  (68,902)                 (57,720)
    Investments                                                                177,204                  122,032
    Future policyholder benefits                                              (181,205)                (151,168)
    Other                                                                        4,683                   31,595
                                                                        --------------             ------------
                                                                                63,825                   77,199
    Net unrealized investment gains                                             26,587                   42,254
    Minimum pension liability                                                   (4,150)                  (3,349)
                                                                        --------------             ------------

    Deferred income tax liability, net                                  $       86,262              $   116,104
                                                                        ==============             ============

    Gross deferred income tax assets totaled $405 million and $375 million at December 31, 1999 and 1998, respectively. Gross deferred income tax liabilities totaled $491 million and $491 million at December 31, 1999 and 1998, respectively. It is management's assessment, based on Phoenix's earnings and projected future taxable income, that it is more likely than not that deferred income tax assets at December 31, 1999 and 1998 will be realized.

8.  PENSION AND OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFIT PLANS

    PENSION PLANS

    Phoenix has a multi-employer, non-contributory, defined benefit pension plan covering substantially all of its employees. Retirement benefits are a function of both years of service and level of compensation. Phoenix also sponsors a non-qualified supplemental defined benefit plan to provide benefits in excess of amounts allowed pursuant to the Internal Revenue Code. Phoenix's funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributable to service to date, but also for service expected to be earned in the future.

    Components of net periodic pension cost for the years ended December 31, were as follows:

                                                            1999                 1998                 1997
                                                                            (IN THOUSANDS)

    Components of net periodic benefit cost
      Service cost                                     $        11,887      $       11,046        $      10,278
      Interest cost                                             24,716              22,958               22,650
      Curtailments                                              21,604
      Expected return on plan assets                           (28,544)            (25,083)             (22,055)
      Amortization of net transition asset                      (2,369)             (2,369)              (2,369)
      Amortization of prior service cost                         1,795               1,795                1,795
      Amortization of net (gain) loss                           (2,709)             (1,247)                  25
                                                       ---------------      --------------       --------------
      Net periodic benefit cost                        $        26,380      $        7,100        $      10,324
                                                       ===============      ==============       ==============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    In 1999, Phoenix offered a special retirement program under which qualified participants' benefits under the employee pension plan were enhanced by adding five years to age and five years to pension plan service. Of the 320 eligible employees, 146 accepted the special retirement program. As a result of the special retirement program, Phoenix recorded an additional pension expense of $21.6 million for the year ended December 31, 1999.

    The aggregate change in projected benefit obligation, change in plan assets, and funded status of the plan were as follows:

                                                                                       DECEMBER 31,
                                                                                1999                 1998
                                                                                      (IN THOUSANDS)

    Change in projected benefit obligation
      Projected benefit obligation at beginning of year                   $      353,462       $       335,436
      Service cost                                                                11,887                11,046
      Interest cost                                                               24,716                22,958
      Plan amendments                                                             23,871
      Curtailments                                                                (6,380)
      Actuarial loss                                                              (4,887)                1,958
      Benefit payments                                                           (19,841)              (17,936)
                                                                          --------------       ---------------
      Benefit obligation at end of year                                   $      382,828       $       353,462
                                                                          --------------       ---------------

    Change in plan assets
      Fair value of plan assets at beginning of year                      $      364,819       $       321,555
      Actual return on plan assets                                                78,951                58,225
      Employer contributions                                                       3,883                 2,975
      Benefit payments                                                           (19,841)              (17,936)
                                                                          --------------       ---------------
      Fair value of plan assets at end of year                            $      427,812       $       364,819
                                                                          --------------       ---------------

      Funded status of the plan                                           $       44,984       $        11,357
      Unrecognized net transition asset                                          (11,847)              (14,217)
      Unrecognized prior service cost                                             11,705                16,185
      Unrecognized net gain                                                     (129,936)              (75,921)
                                                                          --------------       ---------------
      Net amount recognized                                               $      (85,094)      $       (62,596)
                                                                          ==============       ===============

    Amounts recognized in the Consolidated Balance
      Sheet consist of:
      Accrued benefit liability                                           $     (108,690)      $       (88,391)
      Intangible asset                                                            11,739                16,229
      Accumulated other comprehensive income                                      11,857                 9,566
                                                                          --------------       ---------------
                                                                          $      (85,094)      $       (62,596)
                                                                          ==============       ===============

    At December 31, 1999 and 1998, the non-qualified plan was not funded and had projected benefit obligations of $72.3 million and $57.2 million, respectively. The accumulated benefit obligations as of December 31, 1999 and 1998 related to this plan were $60.1 million and $48.4 million, respectively, and are included in other liabilities.

    Phoenix recorded, as a reduction of equity, an additional minimum pension liability of $7.7 million and $6.2 million, net of income taxes, at December 31, 1999 and 1998, respectively, representing the excess of accumulated benefit obligations over the fair value of plan assets and accrued pension liabilities for the non-qualified plan. Phoenix has also recorded an intangible asset of $11.7 million and $16.2 million as of December 31, 1999 and 1998 related to the non-qualified plan.

    The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% and 7.0% for 1999 and 1998, respectively. The discount rate assumption for 1999 was determined based on a study that matched available high quality investment securities with the expected timing of pension liability payments. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 4.5% and 4.0% for 1999 and 1998, respectively. The expected long-term rate of return on retirement plan assets was 8.0% in 1999 and 1998.

    The assets within the pension plan include corporate and government debt securities, equity securities, real estate, venture capital partnerships, and shares of mutual funds.

    Phoenix also sponsors savings plans for its employees and agents that are qualified under Internal Revenue Code Section 401(k). Employees and agents may contribute a portion of their annual salary, subject to certain limitations, to the plans. Phoenix contributes an additional amount, subject to limitation, based on the voluntary contribution of the employee or agent. Company contributions charged to expense with respect to these plans during the years ended December 31, 1999, 1998 and 1997 were $4.0 million, $4.1 million and $3.8 million, respectively.

    OTHER POSTRETIREMENT BENEFIT PLANS

    In addition to Phoenix's pension plans, Phoenix currently provides certain health care and life insurance benefits to retired employees, spouses and other eligible dependents through various plans sponsored by Phoenix. A substantial portion of Phoenix's employees may become eligible for these benefits upon retirement. The health care plans have varying copayments and deductibles, depending on the plan. These plans are unfunded.

    Phoenix recognizes the costs and obligations of postretirement benefits other than pensions over the employees' service period ending with the date an employee is fully eligible to receive benefits.

    The components of net periodic postretirement benefit cost for the year ended December 31, were as follows:

                                                           1999                  1998                  1997
                                                                            (IN THOUSANDS)

    Components of net periodic benefit cost
      Service cost                                     $       3,313          $      3,436          $      3,136
      Interest cost                                            4,559                 4,572                 4,441
      Curtailments                                             5,456
      Amortization of net gain                                (1,493)               (1,232)               (1,527)
                                                       -------------          ------------          ------------
      Net periodic benefit cost                        $      11,835          $      6,776          $      6,050
                                                       =============          ============          ============


    As a result of the special retirement program, Phoenix recorded an additional postretirement benefit expense of $5.5 million for the year ended December 31, 1999.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The plan's change in projected benefit obligation, change in plan assets, and funded status were as follows:

                                                                                      DECEMBER 31,
                                                                               1999                  1998
                                                                                     (IN THOUSANDS)
    Change in projected postretirement benefit obligation
      Projected benefit obligation at beginning of year                   $        70,943      $        66,618
      Service cost                                                                  3,313                3,436
      Interest cost                                                                 4,559                4,572
      Plan Amendments                                                               5,785
      Curtailments                                                                   (328)
      Actuarial (gain) loss                                                        (8,622)                 397
      Benefit payments                                                             (4,459)              (4,080)
                                                                          ---------------      ---------------
      Projected benefit obligation at end of year                                  71,191               70,943
                                                                          ---------------      ---------------

    Change in plan assets
      Employer contributions                                                        4,459                4,080
      Benefit payments                                                             (4,459)              (4,080)
                                                                          ---------------      ---------------
      Fair value of plan assets at end of year
                                                                          ---------------      ---------------

      Funded status of the plan                                                   (71,191)             (70,943)
      Unrecognized net gain                                                       (33,538)             (26,408)
                                                                          ---------------      ---------------
      Accrued benefit liability                                           $      (104,729)     $       (97,351)
                                                                          ===============      ===============

    The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 7.0% at December 31, 1999 and 1998, respectively.

    For purposes of measuring the accumulated postretirement benefit obligation the health care costs were assumed to increase 7.5% and 8.5% in 1999 and 1998, respectively, declining thereafter until the ultimate rate of 5.5% is reached in 2002 and remains at that level thereafter.

    The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation by $4.3 million and the annual service and interest cost by $0.6 million, before income taxes. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation by $4.1 million and the annual service and interest cost by $0.5 million, before income taxes. Gains and losses that occur because actual experience differs from the estimates are amortized over the average future service period of employees.

    OTHER POSTEMPLOYMENT BENEFITS

    Phoenix recognizes the costs and obligations of severance, disability and related life insurance and health care benefits to be paid to inactive or former employees after employment but before retirement. Other postemployment benefit expenses were $0.5 million for 1999, ($0.5) million for 1998 and $0.4 million for 1997.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

9.  COMPREHENSIVE INCOME

    The components of, and related income tax effects for, other comprehensive income for the years ended December 31, were as follows:

                                                                 1999                1998              1997
                                                                               (IN THOUSANDS)

    UNREALIZED (LOSSES) GAINS ON SECURITIES
     AVAILABLE-FOR-SALE:
    Before-tax amount                                        $      (94,224)    $      (72,255)   $      151,210
    Income tax (benefit) expense                                    (32,978)           (25,288)           52,923
                                                             --------------     --------------    --------------
    Totals                                                          (61,246)           (46,967)           98,287
                                                             --------------     --------------    --------------

    RECLASSIFICATION ADJUSTMENT FOR NET GAINS
     REALIZED IN NET INCOME:
    Before-tax amount                                                (2,234)           (19,970)          (46,481)
    Income tax (benefit)                                               (782)            (6,990)          (16,268)
                                                             --------------     --------------    --------------
    Totals                                                           (1,452)           (12,980)          (30,213)
                                                             --------------     --------------    --------------

    NET UNREALIZED (LOSSES) GAINS ON SECURITIES
     AVAILABLE-FOR-SALE:
    Before-tax amount                                               (96,458)           (92,225)          104,729
    Income tax (benefit) expense                                    (33,760)           (32,278)           36,655
                                                             --------------     --------------    --------------
    Totals                                                   $      (62,698)    $      (59,947)   $       68,074
                                                             ==============     ==============    ==============

    MINIMUM PENSION LIABILITY ADJUSTMENT:
    Before-tax amount                                        $       (2,289)    $       (2,347)   $       (3,232)
    Income tax (benefit)                                               (801)              (821)           (1,131)
                                                             --------------     --------------    --------------
    Totals                                                   $       (1,488)    $       (1,526)   $       (2,101)
                                                             ==============     ==============    ==============

    The following table summarizes accumulated other comprehensive income for the years ended December 31:

                                                                 1999              1998              1997
                                                                              (IN THOUSANDS)
     NET UNREALIZED (LOSSES) GAINS ON SECURITIES
      AVAILABLE-FOR-SALE:
     Balance, beginning of year                             $      100,510    $      160,457    $       92,383
     Change during period                                          (62,698)          (59,947)           68,074
                                                            --------------    --------------    --------------
     Balance, end of year                                           37,812           100,510           160,457
                                                            --------------    --------------    --------------

     MINIMUM PENSION LIABILITY ADJUSTMENT:

     Balance, beginning of year                                     (6,219)           (4,693)           (2,592)
     Change during period                                           (1,488)           (1,526)           (2,101)
                                                            --------------    --------------    --------------
     Balance, end of year                                           (7,707)           (6,219)           (4,693)
                                                            --------------    --------------    --------------

     ACCUMULATED OTHER COMPREHENSIVE INCOME:

     Balance, beginning of year                                     94,291           155,764            89,791
     Change during period                                          (64,186)          (61,473)           65,973
                                                            --------------    --------------    --------------
     Balance, end of year                                   $       30,105     $      94,291     $     155,764
                                                            ==============    ==============    ==============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

10. SEGMENT INFORMATION

    Phoenix offers a wide range of financial products and services. These businesses have been grouped into three reportable segments.

    The Individual segment includes the individual life insurance and annuity products including participating whole life, universal life, variable life, term life and variable annuities.

    The Investment Management segment includes retail and institutional mutual fund management and distribution including open-end funds, closed-end funds and wrap accounts.

    Corporate and Other contains several smaller subsidiaries and investment activities which do not meet the thresholds of reportable segments as defined in SFAS No. 131. They include venture capital investments, international operations, trust operations and other investments.

    The majority of Phoenix's revenue is derived in the United States. Revenue derived from outside the United States is not material and revenue derived from any single customer does not exceed ten percent of total consolidated revenues.

    The accounting policies of the segments are the same as those described in
    Note 2 - "Summary of Significant Accounting Policies." Phoenix evaluates the performance of each operating segment based on profit or loss from operations before income taxes and nonrecurring items. Phoenix does not include certain nonrecurring items to the segments. They are reported as unallocated items and include expenses associated with various lawsuits and legal disputes, postretirement medical expenses associated with an early retirement program and realized gains associated with the sales of subsidiaries. See Note 8 - " Pension and Other Postretirement and Postemployment Benefit Plans."

    Included in the following tables is certain information with respect to Phoenix's operating segments as of and for each of the years ended December 31, 1999, 1998 and 1997, as well as amounts not allocated to the segments which was described previously.

                                                                                  DECEMBER 31,
                                                                     1999             1998             1997
                                                                                 (IN MILLIONS)

    TOTAL ASSETS
    Individual                                                  $     17,990.3    $    16,919.5    $    15,709.8
    Investment Management                                                747.4            591.9            647.9
    Corporate & Other                                                  1,357.8            876.2          1,124.4
    Discontinued operations                                              187.6            283.8            250.9
                                                                --------------   --------------    -------------
      Total                                                           20,283.1         18,671.4         17,733.0
                                                                ==============   ==============    =============

    DEFERRED POLICY ACQUISITION COSTS
    Individual                                                  $     1,306.7    $      1,049.9    $     1,016.3
                                                                ==============   ==============    =============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                       1999             1998              1997
                                                                                    (IN MILLIONS)


    PREMIUMS, INSURANCE AND INVESTMENT PRODUCT FEES
    Individual                                                    $       1,361.4  $       1,416.7    $     1,259.2
    Investment Management                                                   293.9            231.0            140.7
    Corporate & Other                                                       115.2             41.1             84.1
    Less: intersegment revenues                                             (44.5)           (40.7)           (40.3)
                                                                  ---------------  ---------------   --------------
      Total                                                               1,726.0          1,648.1          1,443.7
                                                                  ---------------  ---------------   --------------

    INVESTMENT INCOME
    Individual                                                              768.2            768.5            640.3
    Investment Management                                                     6.0              2.7              3.0
    Corporate & Other                                                       176.1             80.4             71.1
                                                                  ---------------  ---------------   --------------
      Total                                                                 950.3            851.6            714.4
                                                                  ---------------  ---------------   --------------

    NET REALIZED INVESTMENT GAINS
    Individual                                                               15.9            (17.8)            65.7
    Corporate & Other                                                         3.9             10.5             45.3
    Gains on sale of subsidiaries                                            16.0             65.5
                                                                  ---------------  ---------------   --------------
      Total                                                                  35.8             58.2            111.0
                                                                  ---------------  ---------------   --------------

    POLICY BENEFITS AND DIVIDENDS
    Individual                                                            1,611.3          1,718.2          1,499.7
    Corporate & Other                                                       101.6             36.6             45.8
                                                                  ---------------  ---------------   --------------
      Total                                                               1,712.9          1,754.8          1,545.5
                                                                  ---------------  ---------------   --------------

    AMORTIZATION OF DEFERRED POLICY ACQUISITION COSTS
    Individual                                                              146.6            137.7            102.6
                                                                  ---------------  ---------------   --------------
      Total                                                                 146.6            137.7            102.6
                                                                  ---------------  ---------------   --------------

    AMORTIZATION OF GOODWILL AND INTANGIBLES
    Individual                                                                4.2              0.3              0.5
    Investment Management                                                    30.3             22.0              9.1
    Corporate & Other                                                         3.5              0.8             (0.2)
                                                                  ---------------  ---------------   --------------
      Total                                                                  38.0             23.1              9.4
                                                                  ---------------  ---------------   --------------

    INTEREST EXPENSE
    Investment Management                                                    18.9             14.7              3.6
    Corporate & Other                                                        13.8             11.2             20.7
                                                                  ---------------  ---------------   --------------
      Total                                                                  32.7             25.9             24.3
                                                                  ---------------  ---------------   --------------

    OTHER OPERATING EXPENSES
    Individual                                                              289.4            268.1            234.6
    Investment Management                                                   203.5            156.1            101.9
    Corporate & Other                                                        65.0             40.7             69.2
    Unallocated amounts                                                       7.2              4.5              1.7
    Less: intersegment expenses                                             (44.5)           (40.7)           (40.4)
                                                                  ---------------  ---------------   --------------
      Total                                                                 520.6            428.7            367.0
                                                                  ---------------  ---------------   --------------

    INCOME (LOSS) FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES AND MINORITY INTEREST
    Individual                                                               94.0             43.2            127.9
    Investment Management                                                    47.2             40.8             29.2
    Corporate & Other                                                       111.3             42.7             64.9
    Unallocated amounts & intersegment eliminations                           8.8             61.0             (1.7)
                                                                  ---------------  ---------------   --------------
      Total                                                       $         261.3   $        187.7   $        220.3
                                                                  ===============  ===============   ==============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

11. DISCONTINUED OPERATIONS

    During 1999, Phoenix discontinued the operations of four of its business units which in prior years had been reflected as reportable business segments: the Reinsurance Operations, the Property and Casualty Brokerage Operations, the Real Estate Management Operation and the Group Insurance Operations. The discontinuation of these business units resulted from the sale of several operations, a signed agreement to sell one of the operations and the implementation of plans to withdraw from the remaining businesses.

    REINSURANCE OPERATIONS

    During 1999, Phoenix completed a comprehensive strategic review of its life reinsurance segment and decided to exit these operations through a combination of sale, reinsurance and placement of certain components into run-off. Accordingly, Phoenix estimated sales proceeds, reinsurance premiums and net claims run-off, resulting in the recognition of a $173 million pre-tax loss ($113 million after-tax loss) on the disposal of life reinsurance discontinued operations. The life reinsurance segment consisted primarily of individual life reinsurance operations as well as group personal accident and group health reinsurance business. The significant components of the loss on the disposal of life reinsurance discontinued operations in 1999 were as follows:

    On August 1, 1999, Phoenix sold its individual life reinsurance operations and certain group health reinsurance business to Employers Reinsurance Corporation for $130 million. The transaction was structured as a reinsurance and asset sale transaction, resulting in a pre-tax gain of $113 million. The pre-tax income from operations for the seven months prior to disposal was $19 million.

    On June 30, 1999, PM Holdings sold 100% of the common stock of Financial Administrative Services, Inc. (FAS), its third-party administration subsidiary, to CYBERTEK, a wholly-owned subsidiary of Policy Management Systems Corporation. Proceeds from the sale were $8.0 million for the common stock plus $1.0 million for a covenant not-to-compete, resulting in an after-tax gain of $2.0 million.

    Phoenix retained ownership of the preferred stock of FAS, which under the terms of the agreement, CYBERTEK will purchase in six equal annual installments commencing March 31, 2001 through March 31, 2006. The purchase price will be determined annually based upon earnings, but in total, will range from a minimum of $4.0 million to a maximum of $16.0 million.

    During 1999, Phoenix placed the remaining group personal accident and group health reinsurance operations into run-off. Management has adopted a formal plan to terminate the related treaties as early as contractually permitted and is not entering into any new contracts. Based upon the most recent information available, Phoenix reviewed the run-off block and estimated the amount and timing of future net premiums, claims and expenses. Consequently, Phoenix increased reserve estimates on the run-off block by $180 million. In addition, as part of the exit strategy, Phoenix purchased finite aggregate excess of loss reinsurance to further protect Phoenix from unfavorable results in the run-off block. The finite reinsurance is subject to an aggregate retention of $100 million on the run-off block. Phoenix may commute the agreement at any time after September 30, 2004, subject to automatic commutation effective September 30, 2019. Phoenix paid an initial premium of $130 million.

    The additional estimated reserves and finite reinsurance coverage are expected to cover the run-off of the business; however, the nature of the underlying risks is such that the claims may take years to reach the reinsurers involved. Therefore, Phoenix expects to pay claims out of existing estimated reserves over a number of years as the level of business diminishes.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    Additionally, certain group personal accident reinsurance business has become the subject of disputes concerning the placement of the business with reinsurers and the recovery of the reinsurance. This business primarily concerns certain occupational accident reinsurance "facilities" and a reinsurance pool (the Unicover Pool) underwritten and managed by Unicover Managers, Inc. (Unicover). Phoenix participated as a reinsurer in the Unicover Pool. The Unicover Pool and "facilities" were reinsured in large part by a reinsurance facility underwritten and managed by Centaur Underwriting Limited (Centaur) in which Phoenix also participated. Phoenix terminated its participation in the Centaur facility effective October 1, 1998 and in the Unicover Pool effective March 1, 1999. However, claims arising from business underwritten while Phoenix was a participant continue to run off. On September 21, 1999, Phoenix initiated arbitration proceedings seeking to rescind certain contracts arising from its participation in the Centaur facility with respect to reinsurance of the Unicover business. In January 2000, Phoenix settled two Unicover-related matters (see Note 21 - "Subsequent Events"). A substantial portion of the risk associated with the Unicover Pool and "facilities" and the Centaur program was further retroceded by Phoenix to other unaffiliated insurance entities, providing Phoenix with significant security. Certain of these retrocessionaires have given notice that they challenge their obligations under their contracts and are in arbitration or litigation with Phoenix.

    Additionally, certain group personal accident excess of loss reinsurance contracts created in the London market during 1994 - 1997 have become the subject of disputes concerning the placement of the business with reinsurers and the recovery of reinsurance. Several arbitration proceedings are currently pending.

    Given the uncertainty associated with litigation and other dispute resolution proceedings, and the expected long term development of net claims payments, the estimated amount of the loss on disposal of life reinsurance discontinued operations may differ from actual results. However, it is management's opinion, after consideration of the provisions made in these financial statements, as described above, that future developments will not have a material effect on Phoenix's consolidated financial position.

    PROPERTY AND CASUALTY BROKERAGE OPERATIONS

    On July 1, 1999, PM Holdings sold its property and casualty brokerage business to Hilb, Rogal and Hamilton Company (HRH) for $48.1 million including $0.2 million for a covenant not-to-compete. Total proceeds consisted of $32.0 million in convertible debentures, $15.9 million for 865,042 shares of HRH common stock, valued at $18.38 per share on the sale date, and $0.2 million in cash. The pre-tax gain realized on the sale was $40.1 million. The HRH common stock is classified as common stock and the convertible debentures are classified as bonds in the Consolidated Balance Sheet. As of December 31, 1999 Phoenix owns 7% of the outstanding HRH common stock, 15% on a diluted basis.

    REAL ESTATE MANAGEMENT OPERATIONS

    On March 31, 1999, Phoenix sold its real estate management subsidiary, Phoenix Realty Advisors, to Henderson Investors International Holdings, B.V. for $7.9 million in cash. The pre-tax gain realized on this transaction was $7.1 million.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

   GROUP INSURANCE OPERATIONS

    On December 9, 1999, Phoenix signed a definitive agreement to sell its Group Life and Health business, including five companies, Phoenix American Life, Phoenix Dental Services, Phoenix Group Services, California Benefits and Clinical Disability Management, to GE Financial Assurance Holdings, Inc. Proceeds from the sale are estimated to be $285 million, including cash of $240 million and 3.1% of the common stock of GE Life and Annuity Assurance Company. Phoenix expects the transaction to be completed in the second quarter of 2000, subject to regulatory approval.

    The assets and liabilities of the discontinued operations have been excluded from the assets and liabilities of continuing operations and separately identified on the Consolidated Balance Sheet. Net assets of the discontinued operations totaled $187.6 million and $283.8 million as of December 31, 1999 and 1998, respectively. Asset and liability balances of the continuing operation as of December 31, 1998, have been restated to conform with the current year presentation. Likewise, the Consolidated Statement of Income, Comprehensive Income and Equity has been restated for 1998 and 1997 to exclude the operating results of discontinued operations from continuing operations. The operating results of discontinued operations and the gain or loss on disposal are presented below.

    GAIN (LOSS) FROM OPERATIONS OF                                            YEAR ENDED DECEMBER 31,
     DISCONTINUED OPERATIONS                                           1999             1998             1997
                                                                                   (IN THOUSANDS)

    Revenues:
      Reinsurance Operations                                                      $     306,671   $      163,503
      Group Insurance Operations                                 $      453,813         503,825          483,956
      Property and Casualty Brokerage Operations                         25,968          72,579           64,093
      Real Estate Management                                              1,189          12,707           15,319
                                                                 --------------   -------------   --------------
    Total revenues                                                      480,970         895,782          726,871
                                                                 --------------   -------------   --------------

    Gain (loss) from operations:

      Reinsurance Operations                                                             14,081           10,611
      Group Insurance Operations                                         28,672          29,212           31,686
      Property and Casualty Brokerage Operations                          1,534           2,515          (19,911)
      Real Estate Management                                             (2,645)         (4,037)          (2,616)
                                                                 --------------   -------------   --------------
    Gain from discontinued operations before income
     taxes                                                               27,561          41,771           19,770
    Income taxes                                                         10,006          16,759           12,522
                                                                 --------------   -------------   --------------
    Gain from discontinued operations, net of taxes              $       17,555    $     25,012    $       7,248
                                                                 --------------   -------------   --------------

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                                    YEAR ENDED
    LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS                                 DECEMBER 31, 1999
                                                                                  (IN THOUSANDS)

    (Loss) gain on disposal:
      Reinsurance Operations                                                      $    (173,061)
      Property and Casualty Brokerage Operations                                         40,131
      Real Estate Management                                                              5,870
                                                                                  -------------
    Loss on disposal of discontinued operations before
     income taxes                                                                      (127,060)
    Income taxes                                                                        (55,076)
                                                                                  -------------
    Loss on disposal of discontinued operations, net of
     income taxes                                                                 $     (71,984)
                                                                                  -------------


12. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Property, equipment and leasehold improvements, consisting primarily of office buildings occupied by Phoenix, are stated at depreciated cost. Real estate occupied by Phoenix was $101.7 million and $106.7 million at December 31, 1999 and 1998, respectively. Phoenix provides for depreciation using straight-line and accelerated methods over the estimated useful lives of the related assets which generally range from five to forty years. Accumulated depreciation and amortization was $182.3 million and $161.2 million at December 31, 1999 and 1998, respectively.

    Rental expenses for operating leases, principally with respect to buildings, amounted to $16.3 million, $16.9 million and $16.9 million in 1999, 1998, and 1997, respectively, for continuing operations. Future minimum rental payments under non-cancelable operating leases for continuing operations were approximately $40.2 million as of December 31, 1999, payable as follows: 2000 - $13.5 million; 2001 - $10.5 million; 2002 - $7.3 million;
    2003 - $5.1 million; 2004 - $2.8 million; and $1.0 million thereafter.

13. DIRECT BUSINESS WRITTEN AND REINSURANCE

    As is customary practice in the insurance industry, Phoenix assumes and cedes reinsurance as a means of diversifying underwriting risk. For direct issues, the maximum of individual life insurance retained by Phoenix on any one life is $8 million for single life and joint first-to-die policies and to $10 million for joint last-to-die policies, with excess amounts ceded to reinsurers. Phoenix reinsures 80% of the mortality risk on the inforce block of the Confederation Life business acquired on December 31, 1997, and 90% of the mortality risk on certain new issues of term and universal life products. In addition, Phoenix entered into a separate reinsurance agreement on October 1, 1998 to reinsure 80% of the mortality risk on a substantial portion of its otherwise retained individual life insurance business. In 1999, Phoenix reinsured the mortality risk on the remaining 20% of this business. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    Additional information on direct business written and reinsurance assumed and ceded for the years ended December 31, was as follows:

                                                                   1999             1998              1997
                                                                               (IN THOUSANDS)

    Direct premiums                                           $    1,762,359  $     1,719,393    $    1,592,800
    Reinsurance assumed                                              416,194          505,262           329,927
    Reinsurance ceded                                               (537,847)        (371,854)         (282,121)
                                                              --------------  ---------------    --------------
    Net premiums                                                   1,640,706        1,852,801         1,640,606
    Less net premiums of discontinued operations                    (506,499)        (698,071)         (564,449)
                                                              --------------  ---------------    --------------
    Net premiums of continuing operations                     $    1,134,207  $     1,154,730    $    1,076,157
                                                              ==============  ===============    ==============

    Direct policy and contract claims incurred                $      707,105  $       728,062    $      629,112
    Reinsurance assumed                                              563,807          433,242           410,704
    Reinsurance ceded                                               (500,282)        (407,780)         (373,127)
                                                              --------------  ---------------    --------------
    Net policy and contract claims incurred                          770,630          753,524           666,689
    Less net incurred claims of discontinued operations             (552,423)        (471,688)         (422,373)
                                                              --------------  ---------------    --------------
    Net policy and contract claims incurred
     of continuing operations                                 $      218,207  $       281,836    $      244,316
                                                              ==============  ===============    ==============

    Direct life insurance in force                            $   31,052,050  $   121,442,041    $   20,394,664
    Reinsurance assumed                                          139,649,850      110,632,110        84,806,585
    Reinsurance ceded                                           (207,192,046)    (135,817,986)      (74,764,639)
                                                              --------------  ---------------    --------------
    Net insurance in force                                        63,509,854       96,256,165        30,436,610
    Less insurance in force of discontinued operations            (1,619,452)     (24,330,166)      (13,811,408)
                                                              --------------  ---------------    --------------
    Net insurance in force of continuing operations           $   61,890,402  $    71,925,999    $   16,625,202
                                                              ==============  ===============    ==============

    Irrevocable letters of credit aggregating $36.2 million at December 31, 1999 have been arranged with United States commercial banks in favor of Phoenix to collateralize the ceded reserves.

14. PARTICIPATING LIFE INSURANCE

    Participating life insurance in force was 66.9% and 72.3% of the face value of total individual life insurance in force at December 31, 1999 and 1998, respectively. The premiums on participating life insurance policies were 76.8%, 79.4% and 83.5% of total individual life insurance premiums in 1999, 1998, and 1997, respectively.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

15. DEFERRED POLICY ACQUISITION COSTS

    The following reflects the amount of policy acquisition costs deferred and amortized for the years ended December 31:

                                                            1999                 1998                1997
                                                                            (IN THOUSANDS)

    Balance at beginning of year                      $       1,049,934    $      1,016,295    $         908,616
    Acquisition cost deferred                                   143,110             164,608              288,281
    Amortized to expense during the year                       (146,603)           (137,663)            (102,617)
    Adjustment to net unrealized investment
     gains (losses) included in other
     comprehensive income                                       260,287               6,694              (77,985)
                                                      -----------------    ----------------    -----------------

    Balance at end of year                            $       1,306,728    $      1,049,934    $       1,016,295
                                                      =================    ================    =================


    Amortized to expense during the year for 1999 includes a $6.3 million adjustment due to worse than expected persistency in one of the variable annuity product lines and a $6.9 million adjustment to traditional life due to an adjustment to death claims used in determining DAC amortization.

16. MINORITY INTEREST

    Phoenix's interests in Phoenix Investment Partners and PFG Holdings, through its wholly-owned subsidiary PM Holdings, are represented by ownership of approximately 60% and 67%, respectively, of the outstanding shares of common stock at December 31, 1999. Earnings and equity attributable to minority shareholders are included in minority interest in the consolidated financial statements.

17. FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

    Other than debt securities being held-to-maturity, financial instruments that are subject to fair value disclosure requirements (insurance contracts are excluded) are carried in the consolidated financial statements at amounts that approximate fair value. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analysis which utilize current interest rates for similar financial instruments which have comparable terms and credit quality.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

    CASH AND CASH EQUIVALENTS

    For these short-term investments, the carrying amount approximates fair value.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    DEBT SECURITIES

    Fair values are based on quoted market prices, where available, or quoted market prices of comparable instruments. Fair values of private placement debt securities are estimated using discounted cash flows that apply interest rates currently being offered with similar terms to borrowers of similar credit quality.

    DERIVATIVE INSTRUMENTS

    Phoenix's derivative instruments include interest rate swap, cap and floor agreements, swaptions and foreign currency swap agreements. Fair values for these contracts are based on current settlement values. These values are based on brokerage quotes that utilize pricing models or formulas based upon current assumptions for the respective agreements.

    EQUITY SECURITIES

    Fair values are based on quoted market prices, where available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

    MORTGAGE LOANS

    Fair values are calculated as the present value of scheduled payments, with the discount based upon the Treasury rate comparable for the remaining loan duration, plus a spread of between 130 and 800 basis points, depending on the internal quality rating of the loan. For loans in foreclosure or default, values were determined assuming principal recovery was the lower of the loan balance or the estimated value of the underlying property.

    POLICY LOANS

    Fair values are estimated as the present value of loan interest and policy loan repayments discounted at the ten year Treasury rate. Loan repayments were assumed only to occur as a result of anticipated policy lapses, and it was assumed that annual policy loan interest payments were made at the guaranteed loan rate less 17.5 basis points. Discounting was at the ten year Treasury rate, except for policy loans with a variable policy loan rate. Variable policy loans have an interest rate that is reset annually based upon market rates and therefore, book value is a reasonable approximation of fair value.

    INVESTMENT CONTRACTS

    In determining the fair value of guaranteed interest contracts, a discount rate equal to the appropriate Treasury rate, plus 150 basis points, was assumed to determine the present value of projected contractual liability payments through final maturity.

    The fair value of deferred annuities and supplementary contracts without life contingencies with an interest guarantee of one year or less is valued at the amount of the policy reserve. In determining the fair value of deferred annuities and supplementary contracts without life contingencies with interest guarantees greater than one year, a discount rate equal to the appropriate Treasury rate, plus 150 basis points, was used to determine the present value of the projected account value of the policy at the end of the current guarantee period.

    Deposit type funds, including pension deposit administration contracts, dividend accumulations, and other funds left on deposit not involving life contingencies, have interest guarantees of less than one year for which interest credited is closely tied to rates earned on owned assets. For such liabilities, fair value is assumed to be equal to the stated liability balances.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    NOTES PAYABLE

    The fair value of notes payable is determined based on contractual cash flows discounted at market rates.

    FAIR VALUE SUMMARY

    The estimated fair values of the financial instruments as of December 31, were as follows:

                                           1999                                    1998
                                         CARRYING              FAIR              CARRYING              FAIR
                                          VALUE               VALUE               VALUE               VALUE
                                                                    (IN THOUSANDS)
    Financial assets:
    Cash and cash equivalents        $        187,610     $       187,610     $       115,187     $       115,187
    Short-term investments                    133,367             133,367             185,983             185,983
    Debt securities                         7,496,948           7,400,067           7,712,865           7,796,389
    Equity securities                         461,613             461,613             301,649             301,649
    Mortgage loans                            716,831             680,569             797,343             831,919
    Derivative instruments                                        (13,211)                                 12,316
    Policy loans                            2,042,558           2,040,497           2,008,260           2,122,389
                                     ----------------     ---------------     ---------------    ----------------
    Total financial assets           $     11,038,927     $    10,890,512     $    11,121,287     $    11,365,832
                                     ================     ===============     ===============    ================

    Financial liabilities:
    Policy liabilities               $        709,696     $       709,357     $       783,400     $       783,400
    Notes payable                             499,392             490,831             386,575             395,744
                                     ----------------    ----------------    ----------------    ----------------
    Total financial liabilities      $      1,209,088     $     1,200,188     $     1,169,975     $     1,179,144
                                     ================     ===============     ===============     ===============


18. CONTINGENCIES

    LITIGATION

    Certain group personal accident reinsurance business has become the subject of disputes concerning the placement of the business with reinsurers and the recovery of the reinsurance (see Note 11 - "Discontinued Operations" and
    Note 21 - "Subsequent Events")


19. STATUTORY FINANCIAL INFORMATION

    The insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. Except for the accounting policy involving federal income taxes described next, there were no material practices not prescribed by the State of New York Insurance Department (the Insurance Department), as of December 31, 1999, 1998 and 1997. Phoenix's statutory federal income tax liability is principally based on estimates of federal income tax due. A deferred income tax liability has also been established for estimated taxes on unrealized gains for common stock and venture capital equity partnerships. Current New York law does not allow the recording of deferred income taxes. Phoenix has received approval from the Insurance Department for this practice.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    Statutory surplus differs from equity reported in accordance with GAAP for life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, surplus notes are not included in equity, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable.

    The following reconciles the statutory net income of Phoenix as reported to regulatory authorities to the net income as reported in these financial statements for the year ended December 31:


                                                                    1999               1998              1997
                                                                               (IN THOUSANDS)

    Statutory net income                                        $     131,286      $     108,652     $      66,599
    Deferred policy acquisition costs, net                            (28,099)            18,538            48,821
    Future policy benefits                                            (23,686)           (53,847)           (9,145)
    Pension and postretirement expenses                                (8,638)           (17,334)           (7,955)
    Investment valuation allowances                                    15,141            107,229            87,920
    Interest maintenance reserve                                       (7,232)             1,415            17,544
    Deferred income taxes                                               3,919            (39,983)          (36,250)
    Other, net                                                          6,191             12,459             2,118
                                                               --------------     --------------    --------------

    Net income, as reported                                     $      88,882      $     137,129     $     169,652
                                                               ==============     ==============    ==============

    The following reconciles the statutory surplus and asset valuation reserve
    (AVR) of Phoenix as reported to regulatory authorities to equity as reported in these financial statements:


                                                                                    DECEMBER 31,
                                                                          1999                         1998
                                                                                    (IN THOUSANDS)

    Statutory surplus, surplus notes and AVR                        $       1,427,333            $       1,205,635
    Deferred policy acquisition costs, net                                  1,231,217                    1,259,316
    Future policy benefits                                                   (478,184)                    (465,268)
    Pension and postretirement expenses                                      (193,007)                    (174,273)
    Investment valuation allowances                                          (206,531)                      34,873
    Interest maintenance reserve                                               24,767                       35,303
    Deferred income taxes                                                      65,595                      (25,593)
    Surplus notes                                                            (159,444)                    (157,500)
    Other, net                                                                 49,505                       24,062
                                                                   ------------------           ------------------
    Equity, as reported                                             $       1,761,251            $       1,736,555
                                                                   ==================           ==================

    The Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its policyholders. No consideration is given by the Insurance Department to financial statements prepared in accordance with generally accepted accounting principles in making such determinations.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

20. PRIOR PERIOD ADJUSTMENTS

    In 1999, Phoenix revised the accounting for venture capital partnerships to include unrealized capital gains and losses on investments held in the partnerships. These gains and losses are recorded in investment income. Opening retained earnings at December 31, 1996 has been increased by $17.6 million. The consolidated balance sheet as of December 31, 1998 was revised by increasing the following balances: other invested assets by $50.6 million, deferred income taxes by $17.7 million and retained earnings by $32.9 million. The effect on the Consolidated Statement of Income, Comprehensive Income and Equity was an increase in net income of $12.4 million and $2.9 million for the years ended 1998 and 1997, respectively.

    In 1998, Phoenix revised the accounting for partnerships involved in leveraged lease arrangements for 1997 and 1996. Opening retained earnings at December 31, 1995 has been increased by $7.7 million. The Consolidated Balance Sheet as of December 31, 1997 was revised by increasing the following balances: other invested assets by $18.9 million, deferred income taxes by $6.6 million and retained earnings by $12.3 million. The effect on the Consolidated Statement of Income, Comprehensive Income and Equity was an increase in net income of $2.1 million and $2.5 million for the years ended 1997 and 1996, respectively.


21. SUBSEQUENT EVENTS

    OCCUPATIONAL ACCIDENT REINSURANCE

    On January 21, 2000, Phoenix, in connection with its participation in the Centaur facility, and two other companies completed a settlement agreement with Reliance Insurance Company (Reliance) with respect to certain reinsurance contracts covering occupational accident business reinsured by Reliance as a Unicover-managed "facility." The Reliance business was the largest portion of occupational accident reinsurance business underwritten by Unicover. Under the terms of the settlement agreement, Phoenix ended the contracts for a total payment of $115.0 million.

    On January 13, 2000, Phoenix and four other companies, in connection with their participation in the Unicover Pool, completed a settlement agreement with EBI Indemnity Company and other affiliates of the Orion Group (EBI) with respect to certain reinsurance contracts covering occupational accident business which EBI ceded to the Unicover Pool. These contracts represented the largest source of premium to the Unicover Pool. Under the terms of the settlement agreement, the Unicover Pool members ended the contracts for a total payment of $43.0 million, of which Phoenix's share was approximately $10.0 million.

    Phoenix included the cost of these settlements, net of reinsurance, in its estimate of the loss on discontinued life reinsurance operations. See Note 11 - "Discontinued Operations."

PHOENIX HOME LIFE
VARIABLE UNIVERSAL LIFE ACCOUNT


As of March __, 2000, there had been no sales of the product described in this prospectus and, therefore, no deposits were made to Phoenix Home Life Variable Universal Life Account. Accordingly, no financial statements are available for the VUL Account.

APPENDIX A
--------------------------------------------------------------------------------
GLOSSARY OF SPECIAL TERMS

The following is a list of terms and their meanings when used in this prospectus.

ATTAINED AGE: The age of the insured on the birthday nearest the most recent policy anniversary.

BENEFICIARY: The person or persons specified by the policyowner as entitled to receive the death benefits under a policy.

DEATH BENEFIT GUARANTEE: An additional benefit rider available with the policy that guarantees a death benefit equal to the initial face amount or the face amount as later increased or decreased, provided that minimum required premiums are paid. See "Additional Rider Benefits."

DEBT: Outstanding loans against a policy, plus accrued interest.


FUNDS: The Phoenix Edge Series Fund, BT Insurance Funds Trust, Federated Insurance Series, Morgan Stanley Dean Witter Universal Funds, Inc., Templeton Variable Products Series Fund and Wanger Advisors Trust.


GENERAL ACCOUNT: The general asset account of Phoenix.

ISSUE PREMIUM: The premium payment made in connection with issuing the policy.


MONTHLY CALCULATION DAY: The first monthly calculation day is the same day as the policy date. Subsequent monthly calculation days are the same day of each month thereafter or, if such day does not fall within a given month, the last day of that month will be the monthly calculation day.

NET ASSET VALUE: The worth of one share of a series of a fund at the end of a valuation period. Net asset value is computed by adding the value of a series' holdings plus other assets, minus liabilities and then dividing the result by the number of shares outstanding.


PAYMENT DATE: The valuation date on which we receive a premium payment or loan repayment, unless it is received after the close of the New York Stock Exchange ("NYSE"), in which case it will be the next valuation date.


PLANNED ANNUAL PREMIUM: The premium amount that the policyowner agrees to pay each policy year. It must be at least equal to the minimum required premium for the face amount of insurance selected but may be no greater than the maximum premium allowed for the face amount selected.

POLICY ANNIVERSARY: Each anniversary of the policy date.

POLICY DATE: The policy date as shown on the Schedule Page of the policy. It is the date from which we measure policy years and policy anniversaries.

POLICY VALUE: The sum of a policy's share in the values of each subaccount of the VUL Account plus the policy's share in the values of the GIA.

POLICY YEAR: The first policy year is the 1-year period from the policy date up to, but not including, the first policy anniversary. Each succeeding policy year is the 1-year period from the policy anniversary up to, but not including, the next policy anniversary.

SERIES: A separate investment portfolio of the fund.


SUBACCOUNTS: Accounts within the VUL Account to which nonloaned assets under a policy are allocated.

TARGET PREMIUM: The level annual premium at which the sales load is reduced on a current basis.


VALUATION DATE: For any subaccount, each date on which we calculate the net asset value of a fund.

VALUATION PERIOD: For any subaccount, the period in days from the end of one valuation date through the next.


VUL ACCOUNT (ACCOUNT): Phoenix Home Life Variable Universal Life Account, a separate account of the company.

APPENDIX B
PERFORMANCE HISTORY
-------------------------------------------------------------------------------

    THESE RATES OF RETURN ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE. THEY DO NOT ILLUSTRATE HOW ACTUAL PERFORMANCE WILL AFFECT THE BENEFITS UNDER A POLICY BECAUSE THEY DO NOT REFLECT COST OF INSURANCE, PREMIUM TAX CHARGES, PREMIUM SALES CHARGES AND SURRENDER CHARGES, IF APPLICABLE. FOR THIS INFORMATION SEE APPENDIX C "ILLUSTRATIONS OF DEATH BENEFITS, POLICY VALUES ("ACCOUNT VALUES") AND CASH SURRENDER VALUES." Performance information may be expressed as yield and effective yield of the Phoenix-Goodwin Money Market Subaccount, as yield of the Phoenix-Goodwin Multi-Sector Fixed Income Subaccount and as total return of any subaccount. Current yield for the Phoenix-Goodwin Money Market Subaccount will be based on the income earned by the subaccount over a given 7-day period (less a hypothetical charge reflecting deductions for expenses taken during the period) and then annualized, i.e., the income earned in the period is assumed to be earned every seven days over a 52-week period and is stated in terms of an annual percentage return on the investment. Effective yield is calculated similarly but reflects the compounding effect of earnings on reinvested dividends. Yield and effective yield reflect the Mortality and Expense Risk charge on the VUL Account level.

    Yield calculations of the Phoenix-Goodwin Money Market Subaccount used for illustration purposes are based on the consideration of a hypothetical participant's account having a balance of exactly one Unit at the beginning of a 7-day period, which period will end on the date of the most recent financial statements. The yield for the subaccount during this 7-day period will be the change in the value of the hypothetical participant's account's original Unit. The following is an example of this yield calculation for the Phoenix-Goodwin Money Market Subaccount based on a 7-day period ending December 31, 1999.


       Example:
       Assumptions:
       Value of hypothetical pre-existing account with exactly one
         unit at the beginning of the period:................    1.000000
       Value of the same account (excluding capital changes) at the
         end of the 7-day period:............................    1.001003
       Calculation:
         Ending account value ...............................    1.001003
         Less beginning account value .......................    1.000000
         Net change in account value ........................    0.001003
       Base period return:
         (adjusted change/beginning account value) ..........    0.001003
       Current yield = return x (365/7) = ...................       5.23%
       Effective yield = [(1 + return)(365/7)] - 1 = ..........     5.37%


    The current yield and effective yield information will fluctuate, and publication of yield information may not provide a basis for comparison with bank deposits, other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies, due to charges which will be deducted on the VUL Account level.


    For the Phoenix-Goodwin Multi-Sector Fixed Income Subaccount, quotations of yield will be based on all investment income per unit earned during a given 30-day period (including dividends and interest), less expenses accrued during the period ("net investment income"), and are computed by dividing net investment income by the maximum offering price per unit on the last day of the period.

    When a subaccount advertises its total return, it usually will be calculated for one year, five years, and ten years or since inception if the subaccount has not been in existence for at least ten years. Total return is measured by comparing the value of a hypothetical $10,000 investment in the subaccount at the beginning of the relevant period to the value of the investment at the end of the period, assuming the reinvestment of all distributions at net asset value and the deduction of the Mortality and Expense Risk, Issue Expense and Monthly Administrative Charges.

    For those subaccounts within the VUL Account that have not been available for one of the quoted periods, the average annual total return quotations will show the investment performance such subaccount would have achieved (reduced by the applicable charges) had it been available to invest in shares of the fund for the period quoted.

    The following performance tables display historical investment results of the subaccounts of the VUL Account. This information may be useful in helping potential investors in deciding which subaccounts to choose and in assessing the competence of the investment advisors. The performance figures shown should be considered in light of the investment objectives and policies, characteristics and quality of the subaccounts and market conditions during the periods of time quoted. The performance figures should not be considered as estimates or predictions of future performance. Investment return of the subaccounts are not guaranteed and will fluctuate. Below are quotations of average annual total return calculated as described above for all subaccounts with at least one year of results. POLICY CHARGES (INCLUDING COST OF INSURANCE, PREMIUM TAX CHARGES, PREMIUM SALES CHARGES AND SURRENDER CHARGES) ARE NOT REFLECTED.

-----------------------------------------------------------------------------------------------------------------------------------
                                AVERAGE ANNUAL TOTAL RETURN FOR THE PERIOD ENDED DECEMBER 31, 1999(1,3)
-----------------------------------------------------------------------------------------------------------------------------------
SERIES                                                       INCEPTION DATE    1 YEAR      5 YEARS     10 YEARS   SINCE INCEPTION
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix Research Enhanced Index Series.....................      7/15/97        17.59%       N/A          N/A          21.45%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series......................      5/1/90         28.14%      18.15%        N/A          11.73%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen New Asia Series...........................      9/17/96        49.49%       N/A          N/A          -2.01%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Bankers Trust Dow 30 Series........................     12/15/99         N/A         N/A          N/A           2.45%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities Series........      5/1/95          3.64%       N/A          N/A           9.26%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Capital Growth Series.....................      1/1/83         28.31%      23.46%       18.60%        19.29%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Nifty Fifty Series........................      3/2/98         30.80%       N/A          N/A          30.93%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Federated U.S. Government Securities Series........     12/15/99          N/A         N/A          N/A          -1.54%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Money Market Series........................     10/10/82         3.68%       4.08%        3.99%         5.50%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Fixed Income Series...........      1/1/83          4.31%       8.19%        8.00%         9.13%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Hollister Value Equity Series......................      3/2/98         23.00%       N/A          N/A          17.76%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Janus Equity Income Series.........................     12/15/99         N/A         N/A          N/A           5.79%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Janus Flexible Income Series.......................     12/15/99         N/A         N/A          N/A          -0.05%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Janus Growth Series................................     12/15/99         N/A         N/A          N/A           5.93%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Morgan Stanley Focus Equity Series.................     12/15/99         N/A         N/A          N/A           6.24%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Balanced Series...........................      5/1/92         10.37%      15.30%        N/A          11.47%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Growth and Income Series..................      3/2/98         15.78%       N/A          N/A          19.30%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Strategic Allocation Series...............      9/17/84        10.07%      14.78%       12.24%        12.95%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Schafer Mid-Cap Value Series.......................      3/2/98        -11.32%       N/A          N/A         -12.91%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Mid-Cap Growth Series.......................      3/2/98         44.08%       N/A          N/A          35.20%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Strategic Theme Series......................      1/29/96        53.45%       N/A          N/A          29.90%
-----------------------------------------------------------------------------------------------------------------------------------
EAFE(R) Equity Index Fund..................................      8/22/97        26.26%       N/A          N/A          15.79%
-----------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II...........      3/1/94         -1.69%       4.58%        N/A           4.28%
-----------------------------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II.........................     3/28/94          1.21%       9.45%        N/A           7.17%
-----------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio.......................................     11/30/99         N/A         N/A          N/A          23.70%
-----------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Investments Fund-- Class 2(2)................      5/1/98          8.14%       N/A          N/A           9.18%
-----------------------------------------------------------------------------------------------------------------------------------
Templeton Asset Allocation Fund-- Class 2(2)...............     11/28/88        21.27%      15.73%       11.81%        12.04%
-----------------------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Fund-- Class 2(2).............      9/15/96        51.78%       N/A          N/A          -5.63%
-----------------------------------------------------------------------------------------------------------------------------------
Templeton International Fund-- Class 2(2)..................      5/1/92         21.95%      15.63%        N/A          13.80%
-----------------------------------------------------------------------------------------------------------------------------------
Templeton Stock Fund-- Class 2(2)..........................      11/4/88        27.45%      16.19%       12.29%        12.40%
-----------------------------------------------------------------------------------------------------------------------------------
Wanger Foreign Forty.......................................      2/1/99          N/A         N/A          N/A          82.28%
-----------------------------------------------------------------------------------------------------------------------------------
Wanger International Small Cap.............................      5/1/95        124.32%       N/A          N/A          37.51%
-----------------------------------------------------------------------------------------------------------------------------------
Wanger Twenty..............................................      2/1/99          N/A         N/A          N/A          32.92%
-----------------------------------------------------------------------------------------------------------------------------------
Wanger U.S. Small Cap......................................      5/1/95         23.75%       N/A          N/A          25.36%
-----------------------------------------------------------------------------------------------------------------------------------

1 The average annual total return is the annual compound return that results from holding an initial investment of $10,000 for the time period indicated. Returns are net of $150 Issue Expense Charge, $5 Monthly Administrative Fee, Investment Management Fees and Mortality and Expense Risk Charges.
2 Because Class 2 shares were not offered until May 1, 1997 (November 10, 1998 for Mutual Shares Investments), performance shown for periods prior to that date represent the historical results of Class 1 shares. Performance since that date reflect Class 2's high annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%.

3 Performance data quoted represents the investment return of the appropriate series adjusted for the Phoenix Corporate Edge charges had the subaccount started on the inception date of the appropriate series.

    Advertisements, sales literature and other communications may contain information about any series' or Advisor's current investment strategies and management style. Current strategies and style may change to respond to a changing market and economic conditions. From time to time, the series may discuss specific portfolio holdings or industries in such communications. To illustrate components of overall performance, the series may separate their cumulative and average annual returns into income results and capital gains or losses; or cite separately, as a return figure, the equity or bond portion of a series' portfolio; or compare a series' equity or bond return figure to well-known indices of market performance including, but not limited to, the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500"), Dow Jones Industrial Average, First Boston High Yield Index and Salomon Brothers Corporate and Government Bond Indices.

    Occasionally, The VUL Account may include in advertisements containing total return, the ranking of those performance figures relating to such figures for groups of subaccounts having similar investment objectives as categorized by ranking services such as:


    Lipper Analytical Services, Inc.       Morningstar, Inc.
    CDA Investment Technologies, Inc.      Weisenberger Financial Services, Inc.


    Additionally, the funds may compare a series' performance results to other investment or savings vehicles (such as certificates of deposit) and may refer to results published in various publications such as:


    Changing Times                         Forbes
    Fortune                                Money
    Barrons                                Business Week
    Investor's Business Daily              The Stanger Register
    Stanger's Investment Advisor           The Wall Street Journal
    The New York Times                     Consumer Reports
    Registered Representative              Financial Planning
    Financial Services Weekly              Financial World
    U.S. News and World Report             Standard & Poor's
    The Outlook                            Personal Investor


    The funds may occasionally illustrate the benefits of tax deferral by comparing taxable investments to investments made through tax-deferred retirement plans. The total return also may be used to compare the performance of a series against certain widely acknowledged outside standards or indices for stock and bond market performance such as:


    S&P 500                                Dow Jones Industrial Average
    Europe Australia Far East Index (EAFE) Consumers Price Index
    Shearson Lehman Corporate Index        Shearson Lehman T-Bond Index

    The S&P 500 is a commonly quoted market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 common stocks relative to the base period 1940-43. The S&P 500 is composed almost entirely of common stocks of companies listed on the NYSE, although the common stocks of a few companies listed on the American Stock Exchange or traded over the counter are included. The 500 companies represented include 400 industrial, 60 transportation and 40 financial services concerns. The S&P 500 represents about 70-80% of the market value of all issues traded on the NYSE.


     The funds' Annual Reports, available upon request and without charge, contain a discussion of the performance of the funds and a comparison of that performance to a securities market index.

                             ANNUAL TOTAL RETURN(1,3)


-------------------------------------------- ------ ------- ------- ------- ------ ------- ------- ------- ------ ------- -------
                 Series                       1983   1984    1985    1986    1987   1988    1989    1990    1991   1992    1993
-------------------------------------------- ------ ------- ------- ------- ------ ------- ------- ------- ------ ------- -------
 Phoenix Research Enhanced Index             N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Aberdeen International              N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A    19.74% -12.83%  38.46%
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Aberdeen New Asia                   N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Bankers Trust Dow 30                N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Duff & Phelps Real Estate           N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A
 Securities
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Engemann Capital Growth            32.89%  10.67%  34.92%  20.47%  6.93%   3.92%  36.19%   4.05% 42.75%  10.30%  19.71%
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Engemann Nifty Fifty                N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Federated U.S. Government           N/A    N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A
 Securities
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Goodwin Money Market                8.37%  10.23%   8.03%   6.51%  6.51%   7.45%   9.20%   8.22%  5.98%   3.58%   2.88%
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Goodwin Multi-Sector Fixed Income   6.00%  11.35%  20.61%  19.29%  1.08%  10.49%   8.24%   5.22% 19.59%  10.08%  15.92%
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Hollister Value Equity              N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Janus Equity Income                 N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Janus Flexible Income               N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Janus Growth                        N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Morgan Stanley Focus Equity         N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Oakhurst Balanced                   N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A     9.63%   8.61%
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Oakhurst Growth and Income          N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Oakhurst Strategic Allocation       N/A    N/A     27.34%  15.69% 12.56%   2.34%  19.90%   5.77% 29.32%  10.66%  11.01%
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Schafer Mid-Cap Value               N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Seneca Mid-Cap Growth               N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Seneca Strategic Theme              N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 EAFE(R) Equity Index Fund                   N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 Federated Fund for U.S. Government          N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A    N/A     N/A     N/A
 Securities II
---------------------------------------------------------------------------------------------------------------------------------
 Federated High Income Bond Fund II          N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 Technology Portfolio                        N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 Mutual Shares Investments Fund-- Class 2(2) N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 Templeton Asset Allocation Fund--Class 2(2) N/A    N/A     N/A     N/A     N/A    N/A     13.03%  -8.21% 27.44%   7.83%  25.87%
---------------------------------------------------------------------------------------------------------------------------------
 Templeton Developing Markets Fund-- Class   N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A
 2(2)
---------------------------------------------------------------------------------------------------------------------------------
 Templeton International Fund-- Class 2(2)   N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     46.47%
---------------------------------------------------------------------------------------------------------------------------------
 Templeton Stock Fund-- Class 2(2)           N/A    N/A     N/A     N/A     N/A    N/A     14.39% -11.28% 27.23%   6.87%  33.74%
---------------------------------------------------------------------------------------------------------------------------------
 Wanger Foreign Forty                        N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 Wanger International Small Cap              N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 Wanger Twenty                               N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------
 Wanger US Small Cap                         N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A
---------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------- ------- ------ ------- ------- ------ -------
                 Series                       1994    1995   1996    1997    1998   1999
-------------------------------------------- ------- ------ ------- ------- ------ -------
 Phoenix Research Enhanced Index             N/A     N/A    N/A     N/A   31.69%  18.83%
------------------------------------------------------------------------------------------
 Phoenix-Aberdeen International               0.06%  9.59%  18.66%  12.05% 27.94% 29.51%
------------------------------------------------------------------------------------------
 Phoenix-Aberdeen New Asia                   N/A     N/A    N/A    -32.41% -4.45% 50.98%
------------------------------------------------------------------------------------------
 Phoenix-Bankers Trust Dow 30                N/A     N/A    N/A     N/A    N/A     N/A
------------------------------------------------------------------------------------------
 Phoenix-Duff & Phelps Real Estate           N/A    N/A     33.13%  22.07%-21.20%  4.78%
 Securities
------------------------------------------------------------------------------------------
 Phoenix-Engemann Capital Growth              1.46% 30.89%  12.59%  21.09% 30.02% 29.68%
------------------------------------------------------------------------------------------
 Phoenix-Engemann Nifty Fifty                N/A     N/A    N/A     N/A    N/A   32.16%
------------------------------------------------------------------------------------------
 Phoenix-Federated U.S. Government           N/A    N/A     N/A     N/A    N/A     N/A
 Securities
------------------------------------------------------------------------------------------
 Phoenix-Goodwin Money Market                 3.84%  5.70%   5.03%   5.19%  5.10%  4.82%
------------------------------------------------------------------------------------------
 Phoenix-Goodwin Multi-Sector Fixed Income   -5.49% 23.54%  12.43%  11.09% -4.15%  5.46%
------------------------------------------------------------------------------------------
 Phoenix-Hollister Value Equity              N/A     N/A    N/A     N/A    N/A    24.34%
------------------------------------------------------------------------------------------
 Phoenix-Janus Equity Income                 N/A     N/A    N/A     N/A     N/A    N/A
------------------------------------------------------------------------------------------
 Phoenix-Janus Flexible Income               N/A     N/A    N/A     N/A     N/A    N/A
------------------------------------------------------------------------------------------
 Phoenix-Janus Growth                        N/A     N/A    N/A     N/A     N/A    N/A
------------------------------------------------------------------------------------------
 Phoenix-Morgan Stanley Focus Equity         N/A     N/A    N/A     N/A     N/A    N/A
------------------------------------------------------------------------------------------
 Phoenix-Oakhurst Balanced                   -2.84% 23.35%  10.57%  17.94% 19.02% 11.58%
------------------------------------------------------------------------------------------
 Phoenix-Oakhurst Growth and Income          N/A     N/A    N/A     N/A    N/A    17.02%
------------------------------------------------------------------------------------------
 Phoenix-Oakhurst Strategic Allocation       -1.41% 18.20%   9.06%  20.74% 20.80% 11.27%
------------------------------------------------------------------------------------------
 Phoenix-Schafer Mid-Cap Value               N/A     N/A    N/A     N/A    N/A   -10.29%
------------------------------------------------------------------------------------------
 Phoenix-Seneca Mid-Cap Growth               N/A     N/A    N/A     N/A    N/A    45.65%
------------------------------------------------------------------------------------------
 Phoenix-Seneca Strategic Theme              N/A     N/A    N/A    17.17% 44.72%  55.01%
------------------------------------------------------------------------------------------
 EAFE(R) Equity Index Fund                   N/A    N/A     N/A     N/A   21.60%  27.61%
------------------------------------------------------------------------------------------
 Federated Fund for U.S. Government          N/A     8.77%   4.20%   8.58%  7.66% -0.59%
 Securities II
------------------------------------------------------------------------------------------
 Federated High Income Bond Fund II          N/A    20.38%  14.31%  13.83%  2.70%  2.32%
------------------------------------------------------------------------------------------
 Technology Portfolio                        N/A    N/A     N/A     N/A    N/A     N/A
------------------------------------------------------------------------------------------
 Mutual Shares Investments Fund-- Class 2(2) N/A    N/A     N/A     N/A    N/A     9.30%
------------------------------------------------------------------------------------------
 Templeton Asset Allocation Fund--Class 2(2) -3.23% 22.26%  18.59%  15.27%  6.10% 22.55%
------------------------------------------------------------------------------------------
 Templeton Developing Markets Fund-- Class   N/A     N/A    N/A   -29.39% -21.04% 53.30%
 2(2)
------------------------------------------------------------------------------------------
 Templeton International Fund-- Class 2(2)   -2.86% 15.05%  23.30%  13.51%  9.08% 23.25%
------------------------------------------------------------------------------------------
 Templeton Stock Fund-- Class 2(2)           -2.47% 24.96%  22.15%  11.60%  0.98% 28.80%
------------------------------------------------------------------------------------------
 Wanger Foreign Forty                        N/A     N/A    N/A     N/A     N/A    N/A
------------------------------------------------------------------------------------------
 Wanger International Small Cap              N/A    N/A    32.04%  -1.46% 16.34% 126.50%
------------------------------------------------------------------------------------------
 Wanger Twenty                               N/A     N/A    N/A     N/A     N/A    N/A
------------------------------------------------------------------------------------------
 Wanger US Small Cap                         N/A     N/A   46.63%  29.43%  8.69%  25.08%
------------------------------------------------------------------------------------------

 1 Returns are net of the investment management fees of the Phoenix Corporate
   Edge subaccounts. Percent change does not include the effect of the monthly administrative fees, or mortality and expense risk fees.

2 Because Class 2 shares were not offered until May 1, 1997 (November 10, 1998 for Mutual Shares Investments), performance shown for periods prior to that date represent the historical results of Class 1 shares. Performance since that date reflect Class 2's high annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%.

3 Performance data quoted represents the investment return of the appropriate series adjusted for the Phoenix Corporate Edge charges had the subaccount started on the inception date of the appropriate series.


THESE RATES OF RETURN ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.

APPENDIX C

ILLUSTRATIONS OF DEATH BENEFITS, POLICY VALUES ("ACCOUNT VALUES") AND
CASH SURRENDER VALUES
-------------------------------------------------------------------------------

    The tables on the following pages illustrate how a policy's death benefits, account values and cash surrender value could vary over time assuming constant hypothetical gross (after tax) annual investment returns of 0%, 6% and 12%. The policy benefits will differ from those shown in the tables if the annual investment returns are not absolutely constant. That is, the figures will be different if the returns averaged 0%, 6% or 12% over a period of years but went above or below those figures in individual policy years. The policy benefits also will differ, depending on your premium allocations to each subaccount of the VUL Account, if the overall actual rates of return averaged 0%, 6% or 12%, but went above or below those figures for the individual subaccounts. The tables are for standard risk males and females who are nonsmokers. In states where cost of insurance rates are not based on the insured's sex, the tables designated "male" apply to all standard risk insureds who are nonsmokers. Account values and cash surrender values may be lower for risk classes involving higher mortality risk. Planned premium payments are assumed to be paid at the beginning of each policy year.

    The death benefit, account value and cash surrender value amounts reflect the following current charges:


    1. Monthly Administrative Charge of $5 per month ($10 per month guaranteed maximum in all states except New York and New Jersey. In New York and New Jersey guaranteed maximum is $7.50 per month.).

    2.  An average Premium Tax Charge of 2.25%.

    3.  A Federal Tax Charge of 1.5%.

    4. Cost of Insurance Charge. The tables illustrate cost of insurance at both the current rates and at the maximum rates guaranteed in the Policies.


    5. Mortality and Expense Risk Charge, which is a monthly charge equivalent to .40% on an annual basis (or .25% on an annual basis after the 10th policy year) of your policy value.

    These illustrations also assume an average investment advisory fee of .70% on an annual basis, of the average daily net asset value of each of the series of the funds. These illustrations also assume other ongoing average fund expenses of .30%. All other fund expenses, except capital items such as brokerage commissions, are paid by the Advisor or Phoenix. Management may decide to limit the amount of expense reimbursement in the future. If expense reimbursement had not been in place for the fiscal year ended December 31, 1999, average total operating expenses for the series would have been approximately
 .97% of the average net assets.

    Taking into account the Mortality and Expense Risk Charge and the investment advisory fees and expenses, the gross annual investment return rates of 0%, 6% and 12% on the funds' assets are equivalent to net annual investment return rates of approximately -1.00%, 5.00% and 11.00%, respectively. For individual illustrations, interest rates ranging between 0% and 12% may be selected in place of the 0%, 6% and 12% rates.


    The hypothetical returns shown in the tables are without any tax charges that may be attributable to the VUL Account in the future. If such tax charges are imposed in the future, then in order to produce after tax returns equal to those illustrated for 0%, 6% and 12%, a sufficiently higher amount in excess of the hypothetical interest rates would have to be earned.


    The second column of each table shows the amount that would accumulate if an amount equal to the premiums paid were invested to earn interest, after taxes, at 5% compounded annually. These tables show that if a policy is returned in its very early years for payment of its cash surrender value, that cash surrender value may be low in comparison to the amount of the premiums accumulated with interest. Thus, the cost of owning a policy for a relatively short time may be high.


    On request, we will furnish the policyowner with a comparable illustration based on the age and sex of the proposed insured person(s), standard risk assumptions and the initial face amount and planned premium chosen.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 1 OF 2

                                                                                                               FACE AMOUNT: $100,000
MALE 35 ADVANTAGE SELECT                                                                              INITIAL ANNUAL PREMIUM: $1,000

                    PHOENIX CORPORATE EDGE--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 1

                                                      ASSUMING CURRENT CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        739        739    100,000        788        788    100,000        837        837    100,000
        2      1,000      2,153      1,464      1,464    100,000      1,608      1,608    100,000      1,758      1,758    100,000
        3      1,000      3,310      2,175      2,175    100,000      2,461      2,461    100,000      2,772      2,772    100,000
        4      1,000      4,526      2,871      2,871    100,000      3,348      3,348    100,000      3,887      3,887    100,000
        5      1,000      5,802      3,550      3,550    100,000      4,269      4,269    100,000      5,113      5,113    100,000

        6      1,000      7,142      4,213      4,213    100,000      5,226      5,226    100,000      6,461      6,461    100,000
        7      1,000      8,549      4,858      4,858    100,000      6,216      6,216    100,000      7,943      7,943    100,000
        8      1,000     10,027      5,551      5,551    100,000      7,314      7,314    100,000      9,647      9,647    100,000
        9      1,000     11,578      6,222      6,222    100,000      8,449      8,449    100,000     11,518     11,518    100,000
       10      1,000     13,207      6,869      6,869    100,000      9,622      9,622    100,000     13,572     13,572    100,000

       11      1,000     14,917      7,544      7,544    100,000     10,894     10,894    100,000     15,902     15,902    100,000
       12      1,000     16,713      8,196      8,196    100,000     12,213     12,213    100,000     18,471     18,471    100,000
       13      1,000     18,599      8,823      8,823    100,000     13,580     13,580    100,000     21,303     21,303    100,000
       14      1,000     20,579      9,426      9,426    100,000     14,996     14,996    100,000     24,429     24,429    100,000
       15      1,000     22,657     10,002     10,002    100,000     16,463     16,463    100,000     27,879     27,879    100,000

       16      1,000     24,840     10,551     10,551    100,000     17,983     17,983    100,000     31,689     31,689    100,000
       17      1,000     27,132     11,072     11,072    100,000     19,557     19,557    100,000     35,901     35,901    100,000
       18      1,000     29,539     11,562     11,562    100,000     21,187     21,187    100,000     40,558     40,558    100,000
       19      1,000     32,066     12,021     12,021    100,000     22,875     22,875    100,000     45,710     45,710    103,761
       20      1,000     34,719     12,447     12,447    100,000     24,623     24,623    100,000     51,386     51,386    113,564

     @ 65      1,000     69,761     13,933     13,933    100,000     48,311     48,311    100,000    166,339    166,339    276,123

Based on 0% interest rate and guaranteed charges, the policy will lapse in year 29.


Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 2 OF 2

                                                                                                               FACE AMOUNT: $100,000
MALE 35 ADVANTAGE SELECT                                                                              INITIAL ANNUAL PREMIUM: $1,000

                    PHOENIX CORPORATE EDGE--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 1

                                                    ASSUMING GUARANTEED CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        533        533    100,000        574        574    100,000        616        616    100,000
        2      1,000      2,153      1,045      1,045    100,000      1,162      1,162    100,000      1,284      1,284    100,000
        3      1,000      3,310      1,536      1,536    100,000      1,761      1,761    100,000      2,007      2,007    100,000
        4      1,000      4,526      2,003      2,003    100,000      2,371      2,371    100,000      2,788      2,788    100,000
        5      1,000      5,802      2,444      2,444    100,000      2,989      2,989    100,000      3,632      3,632    100,000

        6      1,000      7,142      2,858      2,858    100,000      3,613      3,613    100,000      4,544      4,544    100,000
        7      1,000      8,549      3,240      3,240    100,000      4,241      4,241    100,000      5,527      5,527    100,000
        8      1,000     10,027      3,652      3,652    100,000      4,936      4,936    100,000      6,656      6,656    100,000
        9      1,000     11,578      4,029      4,029    100,000      5,635      5,635    100,000      7,877      7,877    100,000
       10      1,000     13,207      4,372      4,372    100,000      6,336      6,336    100,000      9,201      9,201    100,000

       11      1,000     14,917      4,690      4,690    100,000      7,057      7,057    100,000     10,661     10,661    100,000
       12      1,000     16,713      4,970      4,970    100,000      7,780      7,780    100,000     12,252     12,252    100,000
       13      1,000     18,599      5,210      5,210    100,000      8,503      8,503    100,000     13,984     13,984    100,000
       14      1,000     20,579      5,410      5,410    100,000      9,225      9,225    100,000     15,875     15,875    100,000
       15      1,000     22,657      5,563      5,563    100,000      9,943      9,943    100,000     17,940     17,940    100,000

       16      1,000     24,840      5,670      5,670    100,000     10,653     10,653    100,000     20,197     20,197    100,000
       17      1,000     27,132      5,720      5,720    100,000     11,348     11,348    100,000     22,664     22,664    100,000
       18      1,000     29,539      5,708      5,708    100,000     12,022     12,022    100,000     25,363     25,363    100,000
       19      1,000     32,066      5,626      5,626    100,000     12,665     12,665    100,000     28,317     28,317    100,000
       20      1,000     34,719      5,464      5,464    100,000     13,270     13,270    100,000     31,554     31,554    100,000

     @ 65      1,000     69,761         --         --         --     14,385     14,385    100,000     96,379     96,379    159,990


Based on 0% interest rate and guaranteed charges, the policy will lapse in year 29.


Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 1 OF 2

                                                                                                               FACE AMOUNT: $100,000
FEMALE 35 ADVANTAGE SELECT                                                                            INITIAL ANNUAL PREMIUM: $1,000

                    PHOENIX CORPORATE EDGE--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 1

                                                      ASSUMING CURRENT CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        767        767    100,000        816        816    100,000        866        866    100,000
        2      1,000      2,153      1,517      1,517    100,000      1,665      1,665    100,000      1,818      1,818    100,000
        3      1,000      3,310      2,251      2,251    100,000      2,545      2,545    100,000      2,863      2,863    100,000
        4      1,000      4,526      2,968      2,968    100,000      3,459      3,459    100,000      4,012      4,012    100,000
        5      1,000      5,802      3,666      3,666    100,000      4,406      4,406    100,000      5,272      5,272    100,000

        6      1,000      7,142      4,346      4,346    100,000      5,386      5,386    100,000      6,656      6,656    100,000
        7      1,000      8,549      5,005      5,005    100,000      6,401      6,401    100,000      8,175      8,175    100,000
        8      1,000     10,027      5,713      5,713    100,000      7,524      7,524    100,000      9,920      9,920    100,000
        9      1,000     11,578      6,400      6,400    100,000      8,687      8,687    100,000     11,839     11,839    100,000
       10      1,000     13,207      7,066      7,066    100,000      9,894      9,894    100,000     13,949     13,949    100,000

       11      1,000     14,917      7,761      7,761    100,000     11,201     11,201    100,000     16,342     16,342    100,000
       12      1,000     16,713      8,439      8,439    100,000     12,563     12,563    100,000     18,986     18,986    100,000
       13      1,000     18,599      9,100      9,100    100,000     13,983     13,983    100,000     21,908     21,908    100,000
       14      1,000     20,579      9,743      9,743    100,000     15,461     15,461    100,000     25,139     25,139    100,000
       15      1,000     22,657     10,369     10,369    100,000     17,003     17,003    100,000     28,713     28,713    100,000

       16      1,000     24,840     10,977     10,977    100,000     18,609     18,609    100,000     32,667     32,667    100,000
       17      1,000     27,132     11,566     11,566    100,000     20,282     20,282    100,000     37,042     37,042    100,000
       18      1,000     29,539     12,135     12,135    100,000     22,025     22,025    100,000     41,886     41,886    100,000
       19      1,000     32,066     12,682     12,682    100,000     23,841     23,841    100,000     47,245     47,245    107,247
       20      1,000     34,719     13,206     13,206    100,000     25,731     25,731    100,000     53,157     53,157    117,479

     @ 65      1,000     69,761     17,096     17,096    100,000     52,587     52,587    100,000    175,593    175,593    291,484

Based on 0% interest rate and guaranteed charges, the policy will lapse in year 36.


Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 2 OF 2

                                                                                                               FACE AMOUNT: $100,000
FEMALE 35 ADVANTAGE SELECT                                                                            INITIAL ANNUAL PREMIUM: $1,000

                    PHOENIX CORPORATE EDGE--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 1

                                                    ASSUMING GUARANTEED CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        578        578    100,000        621        621    100,000        664        664    100,000
        2      1,000      2,153      1,137      1,137    100,000      1,259      1,259    100,000      1,387      1,387    100,000
        3      1,000      3,310      1,677      1,677    100,000      1,915      1,915    100,000      2,174      2,174    100,000
        4      1,000      4,526      2,194      2,194    100,000      2,586      2,586    100,000      3,029      3,029    100,000
        5      1,000      5,802      2,688      2,688    100,000      3,270      3,270    100,000      3,957      3,957    100,000

        6      1,000      7,142      3,156      3,156    100,00       3,967      3,967    100,000      4,964      4,964    100,000
        7      1,000      8,549      3,598      3,598    100,000      4,676      4,676    100,000      6,057      6,057    100,000
        8      1,000     10,027      4,071      4,071    100,000      5,459      5,459    100,000      7,311      7,311    100,000
        9      1,000     11,578      4,517      4,517    100,000      6,258      6,258    100,000      8,680      8,680    100,000
       10      1,000     13,207      4,937      4,937    100,000      7,073      7,073    100,000     10,173     10,173    100,000

       11      1,000     14,917      5,343      5,343    100,000      7,926      7,926    100,000     11,836     11,836    100,000
       12      1,000     16,713      5,723      5,723    100,000      8,800      8,800    100,000     13,662     13,662    100,000
       13      1,000     18,599      6,077      6,077    100,000      9,695      9,695    100,000     15,669     15,669    100,000
       14      1,000     20,579      6,401      6,401    100,000     10,611     10,611    100,000     17,875     17,875    100,000
       15      1,000     22,657      6,695      6,695    100,000     11,547     11,547    100,000     20,303     20,303    100,000

       16      1,000     24,840      6,957      6,957    100,000     12,502     12,502    100,000     22,976     22,976    100,000
       17      1,000     27,132      7,184      7,184    100,000     13,476     13,476    100,000     25,923     25,923    100,000
       18      1,000     29,539      7,373      7,373    100,000     14,468     14,468    100,000     29,173     29,173    100,000
       19      1,000     32,066      7,520      7,520    100,000     15,473     15,473    100,000     32,760     32,760    100,000
       20      1,000     34,719      7,624      7,624    100,000     16,493     16,493    100,000     36,724     36,724    100,000

     @ 65      1,000     69,761      5,283      5,283    100,000     28,664     28,664    100,000    118,365    118,365    196,486

Based on 0% interest rate and guaranteed charges, the policy will lapse in year 36.


Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 1 OF 2

                                                                                                               FACE AMOUNT: $100,000
MALE 35 ADVANTAGE SELECT                                                                              INITIAL ANNUAL PREMIUM: $1,000

                    PHOENIX CORPORATE EDGE--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 2

                                                      ASSUMING CURRENT CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        738        738    100,739        787        787    100,788        836        836    100,836
        2      1,000      2,153      1,462      1,462    101,463      1,606      1,606    101,606      1,755      1,755    101,756
        3      1,000      3,310      2,171      2,171    102,172      2,457      2,457    102,457      2,766      2,766    102,767
        4      1,000      4,526      2,864      2,864    102,864      3,340      3,340    103,341      3,877      3,877    103,878
        5      1,000      5,802      3,540      3,540    103,540      4,257      4,257    104,257      5,097      5,097    105,098

        6      1,000      7,142      4,198      4,198    104,199      5,207      5,207    105,207      6,437      6,437    106,437
        7      1,000      8,549      4,837      4,837    104,838      6,189      6,189    106,189      7,906      7,906    107,906
        8      1,000     10,027      5,524      5,524    105,524      7,276      7,276    107,276      9,593      9,593    109,594
        9      1,000     11,578      6,186      6,186    106,186      8,397      8,397    108,397     11,442     11,442    111,443
       10      1,000     13,207      6,821      6,821    106,822      9,551      9,551    109,552     13,466     13,466    113,467

       11      1,000     14,917      7,486      7,486    107,487     10,805     10,805    110,805     15,762     15,762    115,763
       12      1,000     16,713      8,126      8,126    108,126     12,100     12,100    112,101     18,287     18,287    118,287
       13      1,000     18,599      8,738      8,738    108,739     13,437     13,437    113,438     21,061     21,061    121,062
       14      1,000     20,579      9,323      9,323    109,323     14,817     14,817    114,817     24,112     24,112    124,112
       15      1,000     22,657      9,878      9,878    109,878     16,238     16,238    116,239     27,466     27,466    127,466

       16      1,000     24,840     10,402     10,402    110,403     17,703     17,703    117,704     31,154     31,154    131,155
       17      1,000     27,132     10,895     10,895    110,895     19,211     19,211    119,212     35,211     35,211    135,212
       18      1,000     29,539     11,353     11,353    111,353     20,761     20,761    120,761     39,673     39,673    139,673
       19      1,000     32,066     11,774     11,774    111,775     22,353     22,353    122,353     44,580     44,580    144,581
       20      1,000     34,719     12,157     12,157    112,157     23,985     23,985    123,986     49,978     49,978    149,979

     @ 65      1,000     69,761     12,653     12,653    112,653     43,733     43,733    143,734    159,872    159,872    265,388

Based on 0% interest rate and guaranteed charges, the policy will lapse in year 28.


Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 2 OF 2

                                                                                                               FACE AMOUNT: $100,000
MALE 35 ADVANTAGE SELECT                                                                              INITIAL ANNUAL PREMIUM: $1,000

                    PHOENIX CORPORATE EDGE--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 2

                                                    ASSUMING GUARANTEED CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        531        531    100,532        573        573    100,573        614        614    100,615
        2      1,000      2,153      1,041      1,041    101,042      1,157      1,157    101,158      1,279      1,279    101,279
        3      1,000      3,310      1,528      1,528    101,529      1,752      1,752    101,752      1,996      1,996    101,996
        4      1,000      4,526      1,990      1,990    101,990      2,355      2,355    102,355      2,769      2,769    102,769
        5      1,000      5,802      2,423      2,423    102,424      2,963      2,963    102,963      3,600      3,600    103,601

        6      1,000      7,142      2,828      2,828    102,829      3,575      3,575    103,575      4,494      4,494    104,495
        7      1,000      8,549      3,200      3,200    103,200      4,186      4,186    104,187      5,453      5,453    105,454
        8      1,000     10,027      3,598      3,598    103,599      4,860      4,860    104,861      6,550      6,550    106,550
        9      1,000     11,578      3,960      3,960    103,960      5,533      5,533    105,533      7,729      7,729    107,729
       10      1,000     13,207      4,284      4,284    104,285      6,202      6,202    106,203      8,997      8,997    108,997

       11      1,000     14,917      4,581      4,581    104,581      6,883      6,883    106,883     10,386     10,386    110,386
       12      1,000     16,713      4,836      4,836    104,837      7,558      7,558    107,559     11,885     11,885    111,885
       13      1,000     18,599      5,049      5,049    105,050      8,224      8,224    108,225     13,502     13,502    113,503
       14      1,000     20,579      5,218      5,218    105,218      8,879      8,879    108,879     15,249     15,249    115,249
       15      1,000     22,657      5,338      5,338    105,338      9,516      9,516    109,517     17,133     17,133    117,134

       16      1,000     24,840      5,406      5,406    105,407     10,132     10,132    110,133     19,166     19,166    119,167
       17      1,000     27,132      5,415      5,415    105,416     10,717     10,717    110,718     21,355     21,355    121,356
       18      1,000     29,539      5,359      5,359    105,359     11,262     11,262    111,263     23,709     23,709    123,710
       19      1,000     32,066      5,228      5,228    105,229     11,756     11,756    111,757     26,236     26,236    126,237
       20      1,000     34,719      5,015      5,015    105,015     12,186     12,186    112,187     28,944     28,944    128,945

     @ 65      1,000     69,761         --         --         --      9,000      9,000    109,000     74,813     74,813    174,814

Based on 0% interest rate and guaranteed charges, the policy will lapse in year 28.


Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 1 OF 2

                                                                                                               FACE AMOUNT: $100,000
FEMALE 35 ADVANTAGE SELECT                                                                            INITIAL ANNUAL PREMIUM: $1,000

                    PHOENIX CORPORATE EDGE--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 2

                                                      ASSUMING CURRENT CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        766       766     100,767        816        816    100,816        865        865    100,866
        2      1,000      2,153      1,516     1,516     101,517      1,663      1,663    101,664      1,816      1,816    101,817
        3      1,000      3,310      2,248     2,248     102,249      2,542      2,542    102,542      2,859      2,859    102,860
        4      1,000      4,526      2,963     2,963     102,963      3,453      3,453    103,453      4,004      4,004    104,005
        5      1,000      5,802      3,658     3,658     103,659      4,396      4,396    104,396      5,260      5,260    105,260

        6      1,000      7,142      4,334     4,334     104,334      5,371      5,371    105,371      6,636      6,636    106,637
        7      1,000      8,549      4,988     4,988     104,988      6,378      6,378    106,379      8,145      8,145    108,145
        8      1,000     10,027      5,689     5,689     105,690      7,492      7,492    107,492      9,876      9,876    109,876
        9      1,000     11,578      6,369     6,369     106,369      8,643      8,643    108,643     11,775     11,775    111,775
       10      1,000     13,207      7,026     7,026     107,027      9,833      9,833    109,834     13,859     13,859    113,860

       11      1,000     14,917      7,712     7,712     107,713     11,125     11,125    111,126     16,223     16,223    116,224
       12      1,000     16,713      8,380     8,380     108,380     12,467     12,467    112,468     18,830     18,830    118,830
       13      1,000     18,599      9,029     9,029     109,029     13,862     13,862    113,863     21,704     21,704    121,705
       14      1,000     20,579      9,658     9,658     109,659     15,312     15,312    115,313     24,876     24,876    124,876
       15      1,000     22,657     10,269    10,269     110,269     16,819     16,819    116,820     28,375     28,375    128,376

       16      1,000     24,840     10,858    10,858     110,859     18,384     18,384    118,384     32,236     32,236    132,236
       17      1,000     27,132     11,426    11,426     111,427     20,008     20,008    120,008     36,495     36,495    136,496
       18      1,000     29,539     11,972    11,972     111,972     21,693     21,693    121,694     41,195     41,195    141,195
       19      1,000     32,066     12,493    12,493     112,493     23,439     23,439    123,440     46,380     46,380    146,380
       20      1,000     34,719     12,987    12,987     112,988     25,248     25,248    125,249     52,099     52,099    152,100

     @ 65      1,000     69,761     16,202    16,202     116,203     49,514     49,514    149,514    171,193    171,193    284,180

Based on 0% interest rate and guaranteed charges, the policy will lapse in year 36.


Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 2 OF 2

                                                                                                               FACE AMOUNT: $100,000
FEMALE 35 ADVANTAGE SELECT                                                                            INITIAL ANNUAL PREMIUM: $1,000

                    PHOENIX CORPORATE EDGE--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 2

                                                    ASSUMING GUARANTEED CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        577        577    100,577        620        620    100,620        663        663    100,663
        2      1,000      2,153      1,134      1,134    101,134      1,256      1,256    101,256      1,383      1,383    101,383
        3      1,000      3,310      1,670      1,670    101,670      1,907      1,907    101,907      2,165      2,165    102,165
        4      1,000      4,526      2,183      2,183    102,183      2,572      2,572    102,572      3,012      3,012    103,013
        5      1,000      5,802      2,670      2,670    102,671      3,248      3,248    103,249      3,930      3,930    103,930

        6      1,000      7,142      3,131      3,131    103,131      3,934      3,934    103,935      4,921      4,921    104,922
        7      1,000      8,549      3,562      3,562    103,563      4,629      4,629    104,629      5,994      5,994    105,994
        8      1,000     10,027      4,024      4,024    104,024      5,393      5,393    105,394      7,220      7,220    107,220
        9      1,000     11,578      4,457      4,457    104,457      6,169      6,169    106,170      8,551      8,551    108,551
       10      1,000     13,207      4,860      4,860    104,861      6,957      6,957    106,957      9,997      9,997    109,997

       11      1,000     14,917      5,248      5,248    105,248      7,775      7,775    107,775     11,598     11,598    111,598
       12      1,000     16,713      5,606      5,606    105,607      8,607      8,607    108,607     13,345     13,345    113,346
       13      1,000     18,599      5,936      5,936    105,936      9,453      9,453    109,453     15,253     15,253    115,254
       14      1,000     20,579      6,233      6,233    106,234     10,310     10,310    110,311     17,337     17,337    117,337
       15      1,000     22,657      6,497      6,497    106,498     11,178     11,178    111,178     19,612     19,612    119,612

       16      1,000     24,840      6,725      6,725    106,726     12,052     12,052    112,053     22,096     22,096    122,096
       17      1,000     27,132      6,915      6,915    106,916     12,932     12,932    112,932     24,809     24,809    124,810
       18      1,000     29,539      7,065      7,065    107,065     13,814     13,814    113,814     27,773     27,773    127,773
       19      1,000     32,066      7,167      7,167    107,168     14,691     14,691    114,691     31,006     31,006    131,007
       20      1,000     34,719      7,223      7,223    107,223     15,563     15,563    115,563     34,538     34,538    134,538

     @ 65      1,000     69,761      4,168      4,168    104,169     23,882     23,882    123,882    104,286    104,286    204,286

Based on 0% interest rate and guaranteed charges, the policy will lapse in year 36.


Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 1 OF 2

                                                                                                               FACE AMOUNT: $100,000
MALE 35 ADVANTAGE SELECT                                                                              INITIAL ANNUAL PREMIUM: $1,000

                    PHOENIX CORPORATE EDGE--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 3

                                                    ASSUMING CURRENT CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        738        738    101,000        787        787    101,000        836        836    101,000
        2      1,000      2,153      1,462      1,462    102,000      1,605      1,605    102,000      1,755      1,755    102,000
        3      1,000      3,310      2,170      2,170    103,000      2,456      2,456    103,000      2,766      2,766    103,000
        4      1,000      4,526      2,862      2,862    104,000      3,339      3,339    104,000      3,877      3,877    104,000
        5      1,000      5,802      3,537      3,537    105,000      4,255      4,255    105,000      5,097      5,097    105,000

        6      1,000      7,142      4,194      4,194    106,000      5,203      5,203    106,000      6,436      6,436    106,000
        7      1,000      8,549      4,830      4,830    107,000      6,184      6,184    107,000      7,906      7,906    107,000
        8      1,000     10,027      5,514      5,514    108,000      7,270      7,270    108,000      9,595      9,595    108,000
        9      1,000     11,578      6,172      6,172    109,000      8,390      8,390    109,000     11,447     11,447    109,000
       10      1,000     13,207      6,804      6,804    110,000      9,544      9,544    110,000     13,477     13,477    110,000

       11      1,000     14,917      7,464      7,464    111,000     10,796     10,796    111,000     15,781     15,781    111,000
       12      1,000     16,713      8,098      8,098    112,000     12,091     12,091    112,000     18,316     18,316    112,000
       13      1,000     18,599      8,704      8,704    113,000     13,429     13,429    113,000     21,108     21,108    113,000
       14      1,000     20,579      9,280      9,280    114,000     14,809     14,809    114,000     24,182     24,182    114,000
       15      1,000     22,657      9,825      9,825    115,000     16,233     16,233    115,000     27,570     27,570    115,000

       16      1,000     24,840     10,337     10,337    116,000     17,701     17,701    116,000     31,306     31,306    116,000
       17      1,000     27,132     10,814     10,814    117,000     19,214     19,214    117,000     35,426     35,426    117,000
       18      1,000     29,539     11,254     11,254    118,000     20,772     20,772    118,000     39,975     39,975    118,000
       19      1,000     32,066     11,654     11,654    119,000     22,375     22,375    119,000     44,997     44,997    119,000
       20      1,000     34,719     12,011     12,011    120,000     24,022     24,022    120,000     50,548     50,548    120,000

     @ 65      1,000     69,761     11,529     11,529    131,000     44,643     44,643    131,000    163,874    163,874    272,032

Based on 0% interest rate and guaranteed charges, the policy will lapse in year 26.


Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 2 OF 2

                                                                                                               FACE AMOUNT: $100,000
MALE 35 ADVANTAGE SELECT                                                                              INITIAL ANNUAL PREMIUM: $1,000

                    PHOENIX CORPORATE EDGE--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 3

                                                  ASSUMING GUARANTEED CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        531        531    101,000        572        572    101,000        614        614    101,000
        2      1,000      2,153      1,039      1,039    102,000      1,155      1,155    102,000      1,277      1,277    102,000
        3      1,000      3,310      1,523      1,523    103,000      1,747      1,747    103,000      1,992      1,992    103,000
        4      1,000      4,526      1,981      1,981    104,000      2,346      2,346    104,000      2,761      2,761    104,000
        5      1,000      5,802      2,408      2,408    105,000      2,949      2,949    105,000      3,588      3,588    105,000

        6      1,000      7,142      2,804      2,804    106,000      3,553      3,553    106,000      4,476      4,476    106,000
        7      1,000      8,549      3,165      3,165    107,000      4,155      4,155    107,000      5,428      5,428    107,000
        8      1,000     10,027      3,550      3,550    108,000      4,817      4,817    108,000      6,517      6,517    108,000
        9      1,000     11,578      3,894      3,894    109,000      5,474      5,474    109,000      7,686      7,686    109,000
       10      1,000     13,207      4,197      4,197    110,000      6,126      6,126    110,000      8,945      8,945    110,000

       11      1,000     14,917      4,467      4,467    111,000      6,784      6,784    111,000     10,324     10,324    111,000
       12      1,000     16,713      4,691      4,691    112,000      7,433      7,433    112,000     11,814     11,814    112,000
       13      1,000     18,599      4,865      4,865    113,000      8,067      8,067    113,000     13,425     13,425    113,000
       14      1,000     20,579      4,987      4,987    114,000      8,684      8,684    114,000     15,168     15,168    114,000
       15      1,000     22,657      5,052      5,052    115,000      9,278      9,278    115,000     17,054     17,054    115,000

       16      1,000     24,840      5,055      5,055    116,000      9,842      9,842    116,000     19,097     19,097    116,000
       17      1,000     27,132      4,985      4,985    117,000     10,366     10,366    117,000     21,307     21,307    117,000
       18      1,000     29,539      4,835      4,835    118,000     10,839     10,839    118,000     23,697     23,697    118,000
       19      1,000     32,066      4,593      4,593    119,000     11,246     11,246    119,000     26,282     26,282    119,000
       20      1,000     34,719      4,245      4,245    120,000     11,573     11,573    120,000     29,077     29,077    120,000

     @ 65      1,000     69,761         --         --         --      4,293      4,293    131,000     83,148     83,148    138,027

Based on 0% interest rate and guaranteed charges, the policy will lapse in year 26.


Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 1 OF 2

                                                                                                               FACE AMOUNT: $100,000
FEMALE 35 ADVANTAGE SELECT                                                                            INITIAL ANNUAL PREMIUM: $1,000

                    PHOENIX CORPORATE EDGE--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 3

                                                    ASSUMING CURRENT CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        766        766    101,000        816        816    101,000        865        865    101,000
        2      1,000      2,153      1,516      1,516    102,000      1,663      1,663    102,000      1,816      1,816    102,000
        3      1,000      3,310      2,248      2,248    103,000      2,541      2,541    103,000      2,859      2,859    103,000
        4      1,000      4,526      2,962      2,962    104,000      3,452      3,452    104,000      4,004      4,004    104,000
        5      1,000      5,802      3,656      3,656    105,000      4,394      4,394    105,000      5,260      5,260    105,000

        6      1,000      7,142      4,330      4,330    106,000      5,369      5,369    106,000      6,637      6,637    106,000
        7      1,000      8,549      4,983      4,983    107,000      6,376      6,376    107,000      8,146      8,146    107,000
        8      1,000     10,027      5,682      5,682    108,000      7,489      7,489    108,000      9,879      9,879    108,000
        9      1,000     11,578      6,358      6,358    109,000      8,639      8,639    109,000     11,781     11,781    109,000
       10      1,000     13,207      7,012      7,012    110,000      9,829      9,829    110,000     13,871     13,871    110,000

       11      1,000     14,917      7,695      7,695    111,000     11,121     11,121    111,000     16,242     16,242    111,000
       12      1,000     16,713      8,358      8,358    112,000     12,463     12,463    112,000     18,859     18,859    112,000
       13      1,000     18,599      9,002      9,002    113,000     13,859     13,859    113,000     21,748     21,748    113,000
       14      1,000     20,579      9,626      9,626    114,000     15,310     15,310    114,000     24,940     24,940    114,000
       15      1,000     22,657     10,229     10,229    115,000     16,820     16,820    115,000     28,466     28,466    115,000

       16      1,000     24,840     10,811     10,811    116,000     18,388     18,388    116,000     32,364     32,364    116,000
       17      1,000     27,132     11,370     11,370    117,000     20,018     20,018    117,000     36,673     36,673    117,000
       18      1,000     29,539     11,904     11,904    118,000     21,710     21,710    118,000     41,438     41,438    118,000
       19      1,000     32,066     12,412     12,412    119,000     23,467     23,467    119,000     46,708     46,708    119,000
       20      1,000     34,719     12,892     12,892    120,000     25,289     25,289    120,000     52,539     52,539    120,000

     @ 65      1,000     69,761     15,626     15,626    131,000     50,269     50,269    131,000    173,758    173,758    288,440


Based on 0% interest rate and guaranteed charges, the policy will lapse in year 33.


Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 2 OF 2

                                                                                                               FACE AMOUNT: $100,000
FEMALE 35 ADVANTAGE SELECT                                                                            INITIAL ANNUAL PREMIUM: $1,000

                    PHOENIX CORPORATE EDGE--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 3

                                                  ASSUMING GUARANTEED CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        576        576    101,000        619        619    101,000        662        662    101,000
        2      1,000      2,153      1,132      1,132    102,000      1,254      1,254    102,000      1,382      1,382    102,000
        3      1,000      3,310      1,666      1,666    103,000      1,904      1,904    103,000      2,162      2,162    103,000
        4      1,000      4,526      2,176      2,176    104,000      2,566      2,566    104,000      3,008      3,008    104,000
        5      1,000      5,802      2,659      2,659    105,000      3,239      3,239    105,000      3,922      3,922    105,000

        6      1,000      7,142      3,114      3,114    106,000      3,920      3,920    106,000      4,910      4,910    106,000
        7      1,000      8,549      3,537      3,537    107,000      4,607      4,607    107,000      5,978      5,978    107,000
        8      1,000     10,027      3,989      3,989    108,000      5,364      5,364    108,000      7,200      7,200    108,000
        9      1,000     11,578      4,409      4,409    109,000      6,130      6,130    109,000      8,527      8,527    109,000
       10      1,000     13,207      4,798      4,798    110,000      6,906      6,906    110,000      9,970      9,970    110,000

       11      1,000     14,917      5,166      5,166    111,000      7,710      7,710    111,000     11,569     11,569    111,000
       12      1,000     16,713      5,503      5,503    112,000      8,526      8,526    112,000     13,317     13,317    112,000
       13      1,000     18,599      5,807      5,807    113,000      9,353      9,353    113,000     15,230     15,230    113,000
       14      1,000     20,579      6,073      6,073    114,000     10,190     10,190    114,000     17,323     17,323    114,000
       15      1,000     22,657      6,301      6,301    115,000     11,033     11,033    115,000     19,616     19,616    115,000

       16      1,000     24,840      6,487      6,487    116,000     11,880     11,880    116,000     22,128     22,128    116,000
       17      1,000     27,132      6,628      6,628    117,000     12,729     12,729    117,000     24,884     24,884    117,000
       18      1,000     29,539      6,720      6,720    118,000     13,576     13,576    118,000     27,909     27,909    118,000
       19      1,000     32,066      6,756      6,756    119,000     14,414     14,414    119,000     31,228     31,228    119,000
       20      1,000     34,719      6,733      6,733    120,000     15,241     15,241    120,000     34,877     34,877    120,000

     @ 65      1,000     69,761      1,497      1,497    131,000     22,481     22,481    131,000    110,980    110,980    184,228


Based on 0% interest rate and guaranteed charges, the policy will lapse in year 33.


Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                                                  [VERSION B]

                                                                      PHOENIX
                                                            EXECUTIVE BENEFIT

                                                   DEVELOPED FOR CLARK BARDES

                                                      VARIABLE UNIVERSAL LIFE
                                                             INSURANCE POLICY


                                                                    Issued by


                                                            PHOENIX HOME LIFE
                                                     MUTUAL INSURANCE COMPANY





IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT US AT:

[envelope] ANDESA TPA, INC.
           1605 N CEDAR CREST BLVD, SUITE 502
           ALLENTOWN, PA 18104
[phone]    610/439-5256





PROSPECTUS                           MARCH __, 2000


This prospectus describes an individual flexible premium variable universal life insurance policy. The policy provides lifetime insurance protection for as long as it remains in force.


You may allocate net premiums and cash value to one or more of the subaccounts of the VUL Account and the GIA ("GIA"). The assets of each subaccount will be used to purchase, at net asset value, shares of a series in the following designated underlying funds.



THE PHOENIX EDGE SERIES FUND
----------------------------

     MANAGED BY PHOENIX INVESTMENT COUNSEL, INC.
     [diamond] Phoenix-Aberdeen International Series
     [diamond] Phoenix-Engemann Capital Growth Series
     [diamond] Phoenix-Engemann Nifty Fifty Series
     [diamond] Phoenix-Goodwin Money Market Series
     [diamond] Phoenix-Goodwin Multi-Sector Fixed Income Series
     [diamond] Phoenix-Hollister Value Equity Series
     [diamond] Phoenix-Oakhurst Balanced Series
     [diamond] Phoenix-Oakhurst Growth and Income Series
     [diamond] Phoenix-Oakhurst Strategic Allocation Series
     [diamond] Phoenix-Seneca Mid-Cap Growth Series
     [diamond] Phoenix-Seneca Strategic Theme Series


    MANAGED BY PHOENIX-ABERDEEN INTERNATIONAL ADVISORS, LLC
    [diamond]  Phoenix-Aberdeen New Asia Series

    MANAGED BY DUFF & PHELPS INVESTMENT MANAGEMENT CO.
    [diamond]  Phoenix-Duff & Phelps Real Estate Securities Series


    MANAGED BY PHOENIX VARIABLE ADVISORS, INC.
    [diamond] Phoenix Research Enhanced Index Series
    [diamond] Phoenix-Bankers Trust Dow 30 Series
    [diamond] Phoenix-Federated U.S. Government Bond Series
    [diamond] Phoenix-Janus Equity Income Series
    [diamond] Phoenix-Janus Flexible Income Series
    [diamond] Phoenix-Janus Growth Series
    [diamond] Phoenix-Morgan Stanley Focus Equity Series
    [diamond] Phoenix-Schafer Mid-Cap Value Series


BT INSURANCE FUNDS TRUST
------------------------
    MANAGED BY BANKERS TRUST COMPANY
    [diamond]  EAFE(R) Equity Index Fund

FEDERATED INSURANCE SERIES
--------------------------
    MANAGED BY FEDERATED INVESTMENT MANAGEMENT COMPANY
    [diamond]  Federated Fund for U.S. Government Securities II
    [diamond]  Federated High Income Bond Fund II


MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.
------------------------------------------------
    MANAGED BY MORGAN STANLEY DEAN WITTER INVESTMENT MANAGEMENT INC. [diamond] Technology Portfolio


TEMPLETON VARIABLE PRODUCTS SERIES FUND
---------------------------------------
    MANAGED BY TEMPLETON INVESTMENT COUNSEL, INC.
    [diamond]  Templeton Asset Allocation Fund -- Class 2
    [diamond]  Templeton International Fund -- Class 2
    [diamond]  Templeton Stock Fund -- Class 2

    MANAGED BY TEMPLETON ASSET MANAGEMENT, LTD.
    [diamond]  Templeton Developing Markets Fund -- Class 2


    MANAGED BY FRANKLIN MUTUAL ADVISERS, LLC
    [diamond]  Mutual Shares Investments Fund -- Class 2


WANGER ADVISORS TRUST
---------------------
    MANAGED BY WANGER ASSET MANAGEMENT, L.P.
    [diamond]  Wanger Foreign Forty
    [diamond]  Wanger International Small Cap
    [diamond]  Wanger Twenty
    [diamond]  Wanger U.S. Small Cap

    It may not be in your best interest to purchase a policy to replace an existing life insurance policy or annuity contract. You must understand the basic features of the proposed policy and your existing coverage before you decide to replace your present coverage. You must also know if the replacement will result in any taxes.

    The policy is not a deposit or obligation of, underwritten or guaranteed by, any financial institution or credit union. It is not federally insured or endorsed by the Federal Deposit Insurance Corporation or any other state or federal agency. Policy investments are subject to risk, including the fluctuation of policy values and possible loss of principal invested or premiums paid.

    The Securities and Exchange Commission has not approved nor disapproved these securities, nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

    This prospectus is valid only if accompanied or preceded by current prospectuses for the funds. You should read and keep these prospectuses for future reference.

                                TABLE OF CONTENTS

Heading                                                  Page
-------------------------------------------------------------------


PART I--GENERAL POLICY PROVISIONS.......................   5
    SUMMARY ............................................   5
        Availability....................................   5
        Underwriting....................................   5
        Charges Under the Policy........................   5
        Deductions From Premiums........................   7
            Sales Charge................................   7
            State Premium Tax Charge....................   7
            Deferred Acquisition Cost ("DAC") Tax
             Charge.....................................   7
        Policy Value Charges............................   7
            Administrative Charge.......................   7
            Cost of Insurance...........................   7
            Mortality and Expense Risk Fee..............   7
            Rider Charge................................   7
            Charges for Federal Income Taxes............   7
            Fund Charges................................   7
        Other Charges...................................   9
            Partial Surrender Fee.......................   9
            Loan Interest Rate Expense Charge...........   9
        Reduction in Charges............................   9
    PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
     AND THE VUL ACCOUNT................................  10
        Phoenix.........................................  10
        The VUL Account.................................  10
    PERFORMANCE HISTORY.................................  10
    INVESTMENTS OF THE VUL ACCOUNT......................  10
        Participating Investment Funds..................  10
            The Phoenix Edge Series Fund................  10
            BT Insurance Funds Trust....................  11
            Federated Insurance Series..................  11
            Morgan Stanley Dean Witter Universal
             Funds, Inc.................................  12
            Templeton Variable Products Series Fund.....  12
            Wanger Advisors Trust.......................  12
        Investment Advisors.............................  13
        Services of the Advisors........................  13
        Reinvestment and Redemption.....................  13
        Substitution of Investments.....................  14
        The GIA.........................................  14
    PREMIUMS............................................  14
        Minimum Premiums................................  14
        Allocation of Issue Premium.....................  15
        Free Look Period................................  15
        Account Value...................................  15
            Transfer of Policy Value....................  15
            Systematic Transfers for Dollar Cost
             Averaging..................................  16
        Automatic Asset Re-Balancing....................  16
        Determination of Subaccount Values..............  16
        Death Benefit Under the Policy..................  16
            Minimum Face Amount.........................  17
            Death Benefit Options.......................  17
        Changes in Face Amount of Insurance.............  17
            Requests for Increase in Face Amount........  17
        Decreases in Face Amount and Partial
         Surrenders: Effect on Death Benefit............  17
            Requests for Decrease in Face Amount........  17
        Surrenders......................................  17
            General.....................................  17
            Full Surrenders.............................  18
            Partial Surrenders..........................  18
        Policy Loans....................................  18
            Source of Loan..............................  18
            Interest....................................  18
            Interest Credited on Loaned Value...........  19
            Repayment...................................  19
            Effect of Loan..............................  19
        Lapse...........................................  19
        Additional Insurance Option.....................  19
        Additional Rider Benefits.......................  19
PART II--ADDITIONAL POLICY PROVISIONS...................  20
        Postponement of Payments........................  20
        Payment by Check................................  20
        The Contract....................................  20
        Suicide.........................................  20
        Incontestability................................  20
        Change of Owner or Beneficiary..................  20
        Assignment......................................  20
        Misstatement of Age or Sex......................  20
        Surplus.........................................  20
    PAYMENT OF PROCEEDS.................................  20
        Surrender and Death Benefit Proceeds............  20
        Payment Options.................................  21
            Option 1--Lump sum..........................  21
            Option 2--Left to earn interest.............  21
            Option 3--Payment for a specific period.....  21
            Option 4--Life annuity with specified
             period certain.............................  21
            Option 5--Life annuity......................  21
            Option 6--Payments of a specified amount....  21
            Option 7--Joint survivorship annuity with
             10-year period certain.....................  21
PART III--OTHER IMPORTANT INFORMATION...................  22
    FEDERAL TAX CONSIDERATIONS..........................  22
        Introduction....................................  22
        Phoenix's Tax Status............................  22
        Policy Benefits.................................  22
            Death Benefit Proceeds......................  22
            Full Surrender..............................  22
            Partial Surrender...........................  22
            Loans.......................................  22
        Business-Owned Policies.........................  23
        Modified Endowment Contracts....................  23
            General.....................................  23
            Reduction in Benefits During the First
             Seven Years................................  23
            Distributions Affected......................  23

            Penalty Tax.................................  23
            Material Change Rules.......................  23
            Serial Purchase of Modified Endowment
             Contracts..................................  24
        Limitations on Unreasonable Mortality and
         Expense Charges................................  24
        Diversification Standards.......................  24
        Change of Ownership or Insured or
         Assignment.....................................  24
        Other Taxes.....................................  24
    VOTING RIGHTS ......................................  24
    THE DIRECTORS AND EXECUTIVE OFFICERS OF
     PHOENIX............................................  25
    SAFEKEEPING OF THE VUL ACCOUNT'S ASSETS ............  26
    SALES OF POLICIES ..................................  26
    STATE REGULATION ...................................  27
    REPORTS ............................................  27
    LEGAL PROCEEDINGS ..................................  27
    LEGAL MATTERS ......................................  27
    REGISTRATION STATEMENT .............................  27
    FINANCIAL STATEMENTS ...............................  27
    APPENDIX A--GLOSSARY OF SPECIAL TERMS...............  72
    APPENDIX B--PERFORMANCE HISTORY.....................  73
    APPENDIX C--ILLUSTRATIONS OF DEATH BENEFITS,
     POLICY VALUES ("ACCOUNT VALUES") AND
     CASH SURRENDER VALUES..............................  77




THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

                        PART I--GENERAL POLICY PROVISIONS
-------------------------------------------------------------------------------


SUMMARY
-------------------------------------------------------------------------------
    This is a summary that describes the general provisions of the policy.

    Certain provisions of the policy described in this prospectus may differ in a particular state because of specific state requirements.

    Throughout the prospectus, Phoenix Home Life Mutual Insurance Company is referred to as Phoenix, we, us, or our and the policyholder is referred to as you or your.

    We define the following terms in the Glossary of Appendix A:

    ATTAINED AGE                   POLICY ANNIVERSARY
    BENEFICIARY                    POLICY DATE
    DEBT                           POLICY VALUE
    FUNDS                          POLICY YEAR
    GENERAL ACCOUNT                SERIES
    ISSUE PREMIUM                  SUBACCOUNTS
    MONTHLY CALCULATION DATE       TARGET PREMIUM
    NET ASSET VALUE                VALUATION DATE
    PAYMENT DATE                   VALUATION PERIOD
    PLANNED ANNUAL PREMIUM         VUL ACCOUNT (ACCOUNT)

    If there is ever a difference between the provisions within this prospectus and the provisions of the policy, the policy provisions will control.


AVAILABILITY
    The policy is available on a "case" basis. We may consider one person as a case. All policies within a case are aggregated for purposes of determining policy dates, loan rates and underwriting requirements. If an individual owns the policy as part of a case, he or she may exercise all rights under the policy through their employer or sponsoring organization. After termination of employment or other such relationship, the individual may exercise such rights directly with us.


    For fully underwritten policies, the age of the insured at the time of issue generally must be between ages 18 through 85 as of his or her birthday nearest the policy anniversary.


    For policies that are underwritten using simplified or guaranteed issue programs, generally the maximum age of the insured at the time of issue is age 70 for simplified and 64 for guaranteed issue.

    The minimum face amount of insurance per policy issued is $50,000.


    You can purchase a policy to insure the life of another person provided that you have an insurable interest in that life and the prospective Insured consents.



UNDERWRITING

    Currently, we offer 3 types of underwriting:


[diamond]  fully underwritten;

[diamond]  simplified issue underwriting; and

[diamond]  guaranteed issue underwriting.

    Your cost of insurance charges will vary based on the type of underwriting we use.


CHARGES UNDER THE POLICY

    We deduct certain charges from your policy to compensate us for:

    1.  our expenses in selling the policy;

    2.  underwriting and issuing the policy;


    3.  premium and federal taxes incurred on premiums received;


    4.  providing insurance benefits under your policy; and

    5.  assuming certain risks in connection with the policy.


    These charges are summarized below. These charges are described more fully following this chart.

                            CHARGES UNDER THE POLICY
---------------------------------------------------------------------------------------------------------------------------------
CHARGES                                        CURRENT RATE                                     GUARANTEED RATE
---------------------------------------------------------------------------------------------------------------------------------

DEDUCTIONS FROM        SALES CHARGE            Policy years 1 - 7: 5.0% of premiums up   Policy years 1 - 7: 5.0% of premiums up
PREMIUMS                                       to the target premium and 0% on amounts   to the target premium and 3.0% on
                                               in excess of the target premium.          amounts in excess of the target premium.

                                               Policy year 8+: 0% of all premiums.       Policy year 8+: 2.0% of all premiums.

                       ----------------------------------------------------------------------------------------------------------
                       STATE PREMIUM           0.75% to 4.0% of each premium up to the   This charge will always equal the
                       TAX                     Target Premium depending on your          applicable state rate.
                                               state's applicable rate.
                       ----------------------------------------------------------------------------------------------------------

                       DEFERRED ACQUISITION    1.5% of each premium up to the Target     1.5% of each premium up to the Target
                       COST TAX CHARGE         Premium.                                  Premium.
                       (FEDERAL DAC TAX)

---------------------------------------------------------------------------------------------------------------------------------
POLICY VALUE CHARGES   ADMINISTRATIVE CHARGE   $5 per month ($60 annually)               $10 per month ($120 annually) except
                                                                                         New York, $7.50 per month ($90
                                                                                         annually)
                       ----------------------------------------------------------------------------------------------------------
                       COST OF INSURANCE       A per thousand rate multiplied by the     The maximum monthly cost of insurance
                       CHARGE                  amount at risk each month. This charge    charge for each $1,000 of insurance is
                                               varies by the Insured's issue age,        shown on your policy's schedule pages.
                                               policy duration, gender and
                                               underwriting class.
                       ----------------------------------------------------------------------------------------------------------
                       MORTALITY AND EXPENSE   0.40% annually in policy years 1-10       0.90% annually in all policy years
                       RISK CHARGE             0.25% annually in policy years 11+
                       ----------------------------------------------------------------------------------------------------------
                       FUND CHARGES            SEE FUND CHARGE TABLE                     SEE FUND CHARGE TABLE
---------------------------------------------------------------------------------------------------------------------------------
OTHER CHARGES          PARTIAL SURRENDER FEE   None                                      2.0% of the amount withdrawn, but not
                                                                                         greater than $25.
---------------------------------------------------------------------------------------------------------------------------------
                       TRANSFERS BETWEEN       None                                      $10 per transfer after the first 2
                       SUBACCOUNTS                                                       transfers in any given policy year,
                                                                                         (after 12 transfers in New York).
                       ----------------------------------------------------------------------------------------------------------
                       LOAN INTEREST RATE      The rates in effect before the 16th       The Guaranteed rates before the Insured
                       CHARGED                 policy year and before the Insured        reaches 65 for all states are:
                                               reaches age 65 in all states except       Policy year 1 - 10:       4.75%
                                               New York and New Jersey are:              Policy year 11 - 15:      4.50%
                                               Policy year 1 - 10:       2.75%           Policy year 16+:          4.25%
                                               Policy year 11 - 15:      2.50%
                                               Policy year 16+:          2.25%
                                               The rates in effect before the 16th
                                               policy year and before the Insured
                                               reaches age 65 in New York and
                                               New Jersey are:
                                               Policy year 1 - 10:       4.75%
                                               Policy year 11 - 15:      4.50%
                                               Policy year 16+:          4.25%
---------------------------------------------------------------------------------------------------------------------------------

DEDUCTIONS FROM PREMIUMS

    Before we allocate your premium to the subaccounts or the GIA we deduct a sales charge, a state premium tax and a federal tax to cover the estimated cost to us for deferred acquisition costs.


SALES CHARGE

    We deduct a sales charge from your premium for the costs we incur in the sales and distribution of the policies. We will refund a portion of the sales charge to you as part of the cash surrender value if you surrender your policy within the first 3 policy years according to the following schedule:


    Policy Year 1:     100.00%

    Policy Year 2:      66.67%

    Policy Year 3:      33.33%

STATE PREMIUM TAX CHARGE
    States assess premium taxes at various rates. We deduct the applicable state rate from each premium to cover the cost of the premium taxes assessed against us by the state.

    We may increase or decrease this charge if there is a change in the tax or change of residence.

DEFERRED ACQUISITION COST ("DAC") TAX CHARGE
    This tax is associated with our federal tax liability under Internal Revenue Code Section 848.


POLICY VALUE CHARGES

    On each monthly calculation day, we deduct from your policy value the following charges:


    1.   Administrative Charge

    2.   Cost of Insurance Charge

    3.   Mortality and Expense Risk Fee

    4.   A charge for the cost of riders if applicable


    The amount deducted is allocated among the subaccounts and the unloaned portion of the GIA based on an allocation schedule specified by you. You initially choose this schedule in your application.


1.  ADMINISTRATIVE CHARGE
    We assess a monthly charge for the expenses we incur in administering the policy. This charge reimburses us for the cost of daily administration for services such as billing and collections, monthly processing, updating daily values and communicating with policyholders.

2.  COST OF INSURANCE
    We deduct a charge to cover the cost of insurance coverage on each monthly calculation date. This charge is based on:

[diamond]  Insured's gender;

[diamond]  Insured's age at issue;

[diamond]  Policy year in which we make the deduction;

[diamond]  Insured's tobacco use classification;

[diamond]  Rating class of the policy; and

[diamond]  Underwriting classification of the case.


    To determine the monthly cost of insurance, we multiply the appropriate cost of insurance rate by the difference between your policy's death benefit and the policy value. Any change in the cost of insurance rates will apply to all persons of the same sex, insurance age and risk class whose policies have been in force for the same length of time.


3.  MORTALITY AND EXPENSE RISK FEE

    We charge the subaccounts for the mortality and expense risks we assume. This charge is deducted from the value of each subaccount's assets attributable to the policies.


    The mortality risk we assume is that the group of lives we insure under our policies may, on average, live for a shorter period of time than we estimated.

    The expense risk we assume is that our cost of issuing and administering the policies may be more than we estimated.

    If all the money we collect from this charge is not required to cover the cost of death benefits and other expenses, it will be a gain to us. If the money we collect is not enough to cover our costs, we will still provide for death benefits and expenses.

4.  RIDER CHARGE
    We will deduct any applicable monthly rider charges for the additional benefit provided to you by the rider.

CHARGES FOR FEDERAL INCOME TAXES
    We currently do not charge the VUL Account for federal income taxes attributable to it. In the future, we may charge to cover these or any other tax liability of the VUL Account.

FUND CHARGES

    Please refer to the following chart for a listing of fund charges.

FUND ANNUAL EXPENSES
(For the year ending December 31, 1999)
-------------------------------------------------------------------------------------------------------------------------------
                                                                             OTHER EXPENSES  TOTAL EXPENSES   TOTAL EXPENSES
SERIES                                              MANAGEMENT   RULE 12B-1      BEFORE          BEFORE           AFTER
                                                       FEES         FEES     REIMBURSEMENT(1) REIMBURSEMENT   REIMBURSEMENT(2)
-------------------------------------------------------------------------------------------------------------------------------
THE PHOENIX EDGE SERIES FUND
-------------------------------------------------------------------------------------------------------------------------------
Phoenix Research Enhanced Index                         .45%         N/A           .30%             .75%            .55%
Phoenix-Aberdeen International                          .75%         N/A           .26%            1.01%           1.01%
Phoenix-Aberdeen New Asia                              1.00%         N/A          1.39%            2.39%           1.25%
Phoenix-Bankers Trust Dow 30                            .35%         N/A          7.46%            7.81%            .50%
Phoenix-Duff & Phelps Real Estate Securities            .75%         N/A           .56%            1.31%           1.00%
Phoenix-Engemann Capital Growth                         .62%         N/A           .06%             .68%            .68%
Phoenix-Engemann Nifty Fifty                            .90%         N/A           .53%            1.43%           1.05%
Phoenix-Federated U.S. Government Bond                  .60%         N/A          7.61%            8.21%            .75%
Phoenix-Goodwin Money Market                            .40%         N/A           .17%             .57%            .55%
Phoenix-Goodwin Multi-Sector Fixed Income               .50%         N/A           .21%             .71%            .65%
Phoenix-Hollister Value Equity                          .70%         N/A          1.33%            2.03%            .85%
Phoenix-Janus Equity Income                             .85%         N/A         17.96%           18.81%           1.00%
Phoenix-Janus Flexible Income                           .80%         N/A          7.38%            8.18%            .95%
Phoenix-Janus Growth                                    .85%         N/A         16.44%           17.29%           1.00%
Phoenix-Morgan Stanley Focus Equity                     .85%         N/A          7.26%            8.11%           1.00%
Phoenix-Oakhurst Balanced                               .54%         N/A           .16%             .70%            .70%
Phoenix-Oakhurst Growth and Income                      .70%         N/A           .31%            1.01%            .85%
Phoenix-Oakhurst Strategic Allocation                   .58%         N/A           .12%             .70%            .70%
Phoenix-Schafer Mid-Cap Value                          1.05%         N/A          1.53%            2.58%           1.20%
Phoenix-Seneca Mid-Cap Growth                           .80%         N/A          1.24%            2.04%           1.05%
Phoenix-Seneca Strategic Theme                          .75%         N/A           .22%             .97%            .97%

BT INSURANCE FUNDS TRUST
-------------------------------------------------------------------------------------------------------------------------------
EAFE(R) Equity Index Fund                                .45%         N/A           .69%            1.15%            .65%

FEDERATED INSURANCE SERIES
-------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II        .60%         N/A           .43%            1.03%            .78%
Federated High Income Bond Fund II                      .60%         N/A           .44%            1.04%            .79%

MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.
-------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio                                    .79%         N/A         11.78%           12.57%           1.15%

TEMPLETON VARIABLE PRODUCTS SERIES FUND(3)
-------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Investments Fund-- Class 2                .60%        .25%           .19%            1.04%           1.04%
Templeton Asset Allocation Fund-- Class 2               .65%        .25%           .09%             .99%            .99%
Templeton Developing Markets Fund-- Class 2            1.25%        .25%           .29%            1.79%           1.79%
Templeton International Fund-- Class 2                  .78%        .25%           .07%            1.10%           1.10%
Templeton Stock Fund-- Class 2                          .80%        .25%           .05%            1.10%           1.10%

WANGER ADVISORS TRUST
-------------------------------------------------------------------------------------------------------------------------------
Wanger Foreign Forty                                   1.00%         N/A          2.45%            3.45%           1.45%
Wanger International Small Cap                         1.25%         N/A           .24%            1.49%           1.49%
Wanger Twenty                                           .95%         N/A          1.17%            2.12%           1.35%
Wanger U.S. Small Cap                                   .95%         N/A           .07%            1.02%           1.02%
-------------------------------------------------------------------------------------------------------------------------------

1 Each series pays a portion or all of its expenses other than the management fee. The Phoenix Research Enhanced Index Series will pay up to .10%; the Phoenix-Engemann Capital Growth, Phoenix-Goodwin Multi-Sector Fixed Income, Phoenix-Oakhurst Strategic Allocation, Phoenix-Goodwin Money Market, Phoenix-Oakhurst Balanced, Phoenix-Engemann Nifty Fifty, Phoenix-Oakhurst Growth and Income, Phoenix-Hollister Value Equity and Phoenix-Schafer Mid-Cap Value, Phoenix-Bankers Trust Dow 30, Phoenix-Federated U.S. Government Bond, Phoenix-Janus Equity Income, Phoenix-Janus Flexible Income, Phoenix-Janus Growth and Phoenix-Morgan Stanley Focus Equity Series will pay up to .15%; the Phoenix-Duff & Phelps Real Estate Securities, Phoenix-Seneca Strategic Theme, Phoenix-Aberdeen New Asia, and Phoenix-Seneca Mid-Cap Growth Series will pay up to .25%; and the Phoenix-Aberdeen International Series will pay up to .40%. The Wanger Foreign Forty will pay up to .45%, the Wanger U.S. Small Cap Series will pay up to .50%, the Wanger International Small Cap will pay up to .60%, and the Wanger Twenty will pay up to .40%.
2 Reflects the effect of any management fee waivers and reimbursement of expenses.
3 Earlier this year the fund's shareholders approved a merger and reorganization that will merge the fund with a similar fund of Franklin Templeton Variable Insurance Products Trust on or about 5/1/00. The table shows restated total expenses for the fund based on the combined assets of the two funds as of 12/31/99, even though the merger will not be effective until 5/1/00. The fund's Class 2 distribution plan or "Rule 12b-1 Plan" is described in the fund's prospectus.

OTHER CHARGES

PARTIAL SURRENDER FEE
    We reserve the right to deduct a charge from each withdrawal.

LOAN INTEREST RATE EXPENSE CHARGE
    We deduct a charge from the loan interest rate. This charge reimburses us for expenses we incur in administering your loan. This rate varies by policy year.

REDUCTION IN CHARGES

    The policy is available for purchase by individuals, corporations and other groups. For group or sponsored arrangements (including our employees and their family members) and for special exchange programs that we may make available, we reserve the right to reduce or eliminate the sales load, mortality and expense risk charge, monthly administrative charge, monthly cost of insurance charges or other charges normally assessed on certain multiple life cases where it is expected that the size or nature of such cases will result in savings of sales, underwriting, administrative or other costs.

    Eligibility for the amount of these reductions will be determined by a number of factors, including the number of Insureds, the total premium expected to be paid, the total assets under management for the policyowner, the nature of the relationship among individual insureds, the purpose for which the policies are being purchased, the expected persistency of individual policies, and other circumstances which in our opinion are rationally related to the expected reduction in expenses. Any variations in the charge structure will be determined in a uniform manner reflecting differences in costs of services and not unfairly discriminatory to policyholders.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY AND THE VUL ACCOUNT
-------------------------------------------------------------------------------
PHOENIX
    We are a mutual life insurance company originally chartered in Connecticut in 1851 and redomiciled to New York in 1992. Our executive office is at One American Row, Hartford, Connecticut 06102-5056 and our main administrative office is at 100 Bright Meadow Boulevard, Enfield, Connecticut 06083-1900. Our New York principal office is at 10 Krey Boulevard, East Greenbush, New York 12144. We sell insurance policies and annuity contracts through our own field force of full-time agents and through brokers.


THE VUL ACCOUNT
    The VUL Account is a separate account of Phoenix, established on June 17, 1985 and governed under the laws of New York. It is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"), as amended, and meets the definition of a "separate account" under that Act. This registration does not involve supervision of the management of the VUL Account or Phoenix by the SEC.


    The VUL Account is divided into subaccounts each of which is available for allocation of policy value. Each subaccount will invest solely in shares of a specific series of a mutual fund. In the future, we may establish additional subaccounts which will be made available to existing policyowners to the extent and on a basis decided by us. See "Investments of the VUL Account--Participating Investment Funds."

    We do not guarantee the investment performance of the VUL Account or any of its subaccounts. Contributions to the overall policy value allocated to the VUL Account depend on the chosen fund's investment performance. Thus, you bear the full investment risk for all monies invested in the VUL Account.

    The VUL Account is part of the general business of Phoenix, but the gains or losses of the VUL Account belong solely to the VUL Account. The gains or losses of any other business we may conduct do not affect the VUL Account. Under New York law, the assets of the VUL Account may not be taken to pay liabilities arising out of any other business we may conduct. Nevertheless, all obligations arising under the policy are general corporate obligations of Phoenix.



PERFORMANCE HISTORY
-------------------------------------------------------------------------------

    We may include the performance history of the VUL Account subaccounts in advertisements, sales literature or reports. Performance information about each subaccount is based on past performance only and is not an indication of future performance. See "Appendix B" for more information.



INVESTMENTS OF THE VUL ACCOUNT
-------------------------------------------------------------------------------
PARTICIPATING INVESTMENT FUNDS

THE PHOENIX EDGE SERIES FUND

    Certain subaccounts invest in corresponding series of The Phoenix Edge Series Fund. The following series are currently available:

    PHOENIX RESEARCH ENHANCED INDEX SERIES: The investment objective of the series is to seek high total return by investing in a broadly diversified portfolio of equity securities of large and medium capitalization companies within market sectors reflected in the S&P 500. The series invests in a portfolio of undervalued common stocks and other equity securities which appear to offer growth potential and an overall volatility of return similar to that of the S&P 500.

    PHOENIX-ABERDEEN INTERNATIONAL SERIES: The investment objective of the series is to seek a high total return consistent with reasonable risk. The series invests primarily in an internationally diversified portfolio of equity securities. It intends to reduce its risk by engaging in hedging transactions involving options, futures contracts and foreign currency transactions. The Phoenix-Aberdeen International Series provides a means for investors to invest a portion of their assets outside the United States.

    PHOENIX-ABERDEEN NEW ASIA SERIES: The investment objective of the series is to seek long-term capital appreciation. The series invests primarily in a diversified portfolio of equity securities of issuers organized and principally operating in Asia, excluding Japan.

    PHOENIX-BANKERS TRUST DOW 30 SERIES: The series seeks to track the total return of the Dow Jones Industrial Average(SM) (the "DJIA(SM)") before fund expenses.

    PHOENIX-DUFF & PHELPS REAL ESTATE SECURITIES SERIES: The investment objective of the series is to seek capital appreciation and income with approximately equal emphasis. Under normal circumstances, it invests in marketable securities of publicly traded real estate investment trusts (REITs) and companies that operate, develop, manage and/or invest in real estate located primarily in the United States.

    PHOENIX-ENGEMANN CAPITAL GROWTH SERIES: The investment objective of the series is to achieve intermediate and long-term growth of capital, with income as a secondary consideration. The Phoenix-Engemann Capital Growth Series invests principally in common stocks of corporations believed by management to offer growth potential.

    PHOENIX-ENGEMANN NIFTY FIFTY SERIES: The investment objective of the series is to seek long-term capital appreciation by investing in approximately 50 different securities which offer the best potential for long-term growth of capital. At least 75% of the series' assets will be invested in common stocks of high quality growth companies. The remaining portion will be invested in common stocks of small corporations with rapidly growing earnings per share or common stocks believed to be undervalued.

    PHOENIX-FEDERATED U.S. GOVERNMENT BOND SERIES: The investment objective of the series is to maximize total return by investing primarily in debt obligations of the U.S. Government, its agencies and instrumentalities.

    PHOENIX-GOODWIN MONEY MARKET SERIES: The investment objective of the series is to provide maximum current income consistent with capital preservation and liquidity. The Phoenix-Goodwin Money Market Series invests exclusively in high quality money market instruments.

    PHOENIX-GOODWIN MULTI-SECTOR FIXED INCOME SERIES: The investment objective of the series is to seek long-term total return. The Phoenix-Goodwin Multi-Sector Fixed Income Series seeks to achieve its investment objective by investing in a diversified portfolio of high yield and high quality fixed income securities.

    PHOENIX-HOLLISTER VALUE EQUITY SERIES: The primary investment objective of the series is long-term capital appreciation, with a secondary investment objective of current income. The Phoenix-Hollister Value Equity Series seeks to achieve its objective by investing in a diversified portfolio of common stocks that meet certain quantitative standards that indicate above average financial soundness and intrinsic value relative to price.

    PHOENIX-JANUS EQUITY INCOME SERIES: The investment objective of the series is to seek current income and long-term growth of capital.

    PHOENIX-JANUS FLEXIBLE INCOME SERIES: The investment objective of the series is to seek to obtain maximum total return, consistent with preservation of capital.

    PHOENIX-JANUS GROWTH SERIES: The investment objective of the series is to seek long-term growth of capital, in a manner consistent with the preservation of capital.

    PHOENIX-MORGAN STANLEY FOCUS EQUITY SERIES: The investment objective of the series is to seek capital appreciation by investing primarily in equity securities.

    PHOENIX-OAKHURST BALANCED SERIES: The investment objective of the series is to seek reasonable income, long-term capital growth and conservation of capital. The Phoenix-Oakhurst Balanced Series invests based on combined considerations of risk, income, capital enhancement and protection of capital value.

    PHOENIX-OAKHURST GROWTH AND INCOME SERIES: The investment objective of the series is to seek dividend growth, current income and capital appreciation by investing in common stocks. The Phoenix-Oakhurst Growth and Income Series seeks to achieve its objective by selecting securities primarily from equity securities of the 1,000 largest companies traded in the United States, ranked by market capitalization.

    PHOENIX-OAKHURST STRATEGIC ALLOCATION SERIES: The investment objective of the series is to realize as high a level of total return over an extended period of time as is considered consistent with prudent investment risk. The Phoenix-Oakhurst Strategic Allocation Series invests in stocks, bonds and money market instruments in accordance with the Investment Advisor's appraisal of investments most likely to achieve the highest total return.

    PHOENIX-SCHAFER MID-CAP VALUE SERIES: The primary investment objective of the series is to seek long-term capital appreciation, with current income as the secondary investment objective. The Phoenix-Schafer Mid-Cap Value Series will invest in common stocks of established companies having a strong financial position and a low stock market valuation at the time of purchase which are believed to offer the possibility of increase in value.

    PHOENIX-SENECA MID-CAP GROWTH SERIES: The investment objective of the series is to seek capital appreciation primarily through investments in equity securities of companies that have the potential for above average market appreciation. The series seeks to outperform the Standard & Poor's Mid-Cap 400 Index.

    PHOENIX-SENECA STRATEGIC THEME SERIES: The investment objective of the series is to seek long-term appreciation of capital by identifying securities benefiting from long-term trends present in the United States and abroad. The Phoenix-Seneca Strategic Theme Series invests primarily in common stocks believed to have substantial potential for capital growth.


BT INSURANCE FUNDS TRUST

    A certain subaccount invests in a corresponding series of the BT Insurance Funds Trust. The following series is currently available:

    EAFE(R) EQUITY INDEX FUND: The series seeks to match the performance of the Morgan Stanley Capital International EAFE(R) Index ("EAFE(R) Index"), which emphasizes major market stock performance of companies in Europe, Australia and the Far East. The series invests in a statistically selected sample of the securities found in the EAFE(R) Index.


FEDERATED INSURANCE SERIES

    Certain subaccounts invest in corresponding series of the Federated Insurance Series. The following series are currently available:

    FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II: The investment objective of the series is to seek current income by investing primarily in U.S. government securities, including mortgage-backed securities issued by U.S. government agencies.


    FEDERATED HIGH INCOME BOND FUND II: The investment objective of the series is to seek high current income by investing primarily in a diversified portfolio of high-yield, lower-rated corporate bonds.

MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.
    A certain subaccount invests in a corresponding series of the Morgan Stanley Dean Witter Universal Funds, Inc. The following series is currently available:

    TECHNOLOGY PORTFOLIO: The investment objective of the series is to seek long-term capital appreciation by investing primarily in equity securities of companies that the investment advisor expects to benefit from their involvement in technology and technology-related industries.


TEMPLETON VARIABLE PRODUCTS SERIES FUND

    Certain subaccounts invest in Class 2 Shares of a corresponding fund of the Templeton Variable Products Series Fund. The following funds are currently available:

    MUTUAL SHARES INVESTMENTS FUND: The primary investment objective of the fund is capital appreciation with income as a secondary objective. The Mutual Shares Investments Fund invests in domestic equity securities that the manager believes are significantly undervalued.

    TEMPLETON ASSET ALLOCATION FUND: The investment objective of the fund is a high level of total return. The Templeton Asset Allocation Fund invests in stocks of companies of any nation, bonds of companies and governments of any nation and in money market instruments. Changes in the asset mix will be made in an attempt to capitalize on total return potential produced by changing economic conditions throughout the world.

    TEMPLETON DEVELOPING MARKETS FUND: The investment objective of the fund is long-term capital appreciation. The Templeton Developing Markets Fund invests primarily in emerging market equity securities.

    TEMPLETON INTERNATIONAL FUND: The investment objective of the fund is long-term capital growth. The Templeton International Fund invests primarily in stocks of companies located outside the United States, including emerging markets.

    TEMPLETON STOCK FUND: The investment objective of the fund is long-term capital growth. The Templeton Stock Fund invests primarily in common stocks issued by companies in various nations throughout the world, including the U.S. and emerging markets.


WANGER ADVISORS TRUST

    Certain subaccounts invest in corresponding series of the Wanger Advisors Trust. The following series are currently available:

    WANGER FOREIGN FORTY: The investment objective of the series is to seek long-term capital growth. The Wanger Foreign Forty invests primarily in equity securities of foreign companies with market capitalization of $1 billion to $10 billion and focuses its investments in 40 to 60 companies in the developed markets.

    WANGER INTERNATIONAL SMALL CAP: The investment objective of the series is to seek long-term capital growth. The Wanger International Small Cap invests primarily in securities of non-U.S. companies with total common stock market capitalization of less than $1 billion.

    WANGER TWENTY: The investment objective of the series is to seek long-term capital growth. The Wanger Twenty invests primarily in the stocks of U.S. companies with market capitalization of $1 billion to $10 billion and ordinarily focuses its investments in 20 to 25 U.S. companies.

    WANGER U.S. SMALL CAP: The investment objective of the series is to seek long-term capital growth. The Wanger U.S. Small Cap invests primarily in securities of U.S. companies with total common stock market capitalization of less than $1 billion.

    Each series will be subject to market fluctuations and the risks that come with the ownership of any security, and there can be no assurance that any series will achieve its stated investment objective.

    In addition to being sold to the Account, shares of all of the funds also may be sold to other separate accounts of Phoenix or its affiliates and shares of certain funds also may be sold to the separate accounts of other insurance companies.

    It is possible that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the fund(s) simultaneously. Although neither Phoenix nor the fund(s) trustees currently foresee any such disadvantages either to variable life insurance policyowners or to variable annuity Contractowners, the funds' trustees intend to monitor events in order to identify any material conflicts between variable life insurance policyowners and variable annuity Contractowners and to determine what action, if any, should be taken in response to such conflicts. Material conflicts could, for example, result from:


[diamond]  changes in state insurance laws;

[diamond]  changes in federal income tax laws;


[diamond]  changes in the investment management of any portfolio of the fund(s);
           or

[diamond]  differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity Contractowners.


    We will, at our expense, remedy such material conflicts including, if necessary, segregating the assets underlying the variable life insurance policies and the variable annuity contracts and establishing a new registered investment company.



INVESTMENT ADVISORS
    Phoenix Investment Counsel, Inc. ("PIC") is an investment advisor to the following series in The Phoenix Edge Series Fund:
            o Phoenix-Goodwin Money Market Series
            o Phoenix-Goodwin Multi-Sector Fixed Income Series
            o Phoenix-Hollister Value Equity Series
            o Phoenix-Oakhurst Balanced Series
            o Phoenix-Oakhurst Growth and Income Series
            o Phoenix-Oakhurst Strategic Allocation Series

    Based on subadvisory agreements with the fund, PIC as an investment advisor delegates certain investment decisions and research functions to subadvisors for the following series:

[diamond]  Phoenix-Aberdeen International Advisors, LLC ("PAIA")
           o   Phoenix-Aberdeen International Series

[diamond]  Roger Engemann & Associates, Inc. ("Engemann")
           o   Phoenix-Engemann Capital Growth Series
           o   Phoenix-Engemann Nifty Fifty Series

[diamond]  Seneca Capital Management, LLC ("Seneca")
           o   Phoenix-Seneca Mid-Cap Growth Series
           o   Phoenix-Seneca Strategic Theme Series

    Phoenix Variable Advisors, Inc. ("PVA") is also an investment advisor to The Phoenix Edge Series Fund. Based on subadvisory agreements with the fund, PVA delegates certain investment decisions and research functions to the following subadvisors for the series listed:

[diamond]  Bankers Trust Company
           o   Phoenix-Bankers Trust Dow 30 Series

[diamond]  Federated Investment Management Company
           o   Phoenix-Federated U.S. Government Bond Series

[diamond]  J.P. Morgan Investment Management, Inc.
           o   Phoenix Research Enhanced Index Series

[diamond]  Janus Capital Corporation
           o   Phoenix-Janus Equity Income Series
           o   Phoenix-Janus Flexible Income Series
           o   Phoenix-Janus Growth Series

[diamond]  Morgan Stanley Asset Management Inc.
           o   Phoenix-Morgan Stanley Focus Equity Series

[diamond]  Schafer Capital Management, Inc.
           o   Phoenix-Schafer Mid-Cap Value Series

    The investment advisor to the Phoenix-Duff & Phelps Real Estate Securities Series is Duff & Phelps Investment Management Co. ("DPIM").

    The investment advisor to the Phoenix-Aberdeen New Asia Series is PAIA. Pursuant to subadvisory agreements with the fund, PAIA delegates certain investment decisions and research functions with respect to the Phoenix-Aberdeen New Asia Series to PIC and Aberdeen Fund Managers, Inc.

    PIC, DPIM, Engemann and Seneca are indirect less than wholly owned subsidiaries of Phoenix. PAIA is jointly owned and managed by PM Holdings, Inc., a subsidiary of Phoenix, and by Aberdeen Fund Managers, Inc. PVA is a wholly owned subsidiary of PM Holdings, Inc.

    The other investment advisors and their respective funds are:

[diamond]  Bankers Trust Company
           o   EAFE(R) Equity Index Fund

[diamond]  Federated Investment Management Company
           o   Federated Fund for U.S. Government Securities II
           o   Federated High Income Bond Fund II

[diamond]  Franklin Mutual Advisers, LLC
           o   Mutual Shares Investments Fund

[diamond]  Morgan Stanley Dean Witter Investment
           Management Inc.
           o   Technology Portfolio

[diamond]  Templeton Asset Management, Ltd.
           o   Templeton Developing Markets Fund

[diamond]  Templeton Investment Counsel, Inc.
           o   Templeton Asset Allocation Fund
           o   Templeton International Fund
           o   Templeton Stock Fund

[diamond]  Wanger Asset Management, L.P.
           o   Wanger Foreign Forty
           o   Wanger International Small Cap
           o   Wanger Twenty
           o   Wanger U.S. Small Cap

SERVICES OF THE ADVISORS
    The Advisors continually furnish an investment program for each series and manage the investment and reinvestment of the assets of each series subject at all times to the authority and supervision of the Trustees of each fund. A detailed discussion of the investment advisors and subadvisors, and the investment advisory and subadvisory agreements, is contained in the accompanying prospectus for the funds.


REINVESTMENT AND REDEMPTION

    All dividend distributions of the fund are automatically reinvested in shares of the fund at their net asset value on the date of distribution. Likewise, all capital gains distributions of the fund, if any, are reinvested at the net asset value on the record date. We redeem fund shares at their net asset value to the extent necessary to make payments under the policy.

SUBSTITUTION OF INVESTMENTS

    We reserve the right to make additions to, deletions from, or substitutions for the investments held by the VUL Account, subject to compliance with the law as currently applicable or as subsequently changed. In the future, we may establish additional subaccounts within the VUL Account, each of which will invest in shares of a designated portfolio of the fund with a specified investment objective. If and when marketing needs and investment conditions warrant, and at our discretion, we may establish additional portfolios. These will be made available under existing Policies to the extent and on a basis determined by us.

    If shares of any of the portfolios of the fund should be no longer available for investment or, if in the judgment of our management, further investment in shares of any of the portfolios become inappropriate due to policy objectives, we may then substitute shares of another mutual fund for shares already purchased, or to be purchased in the future. No substitution of mutual fund shares held by the VUL Account may take place without prior approval of the Securities and Exchange Commission and prior notice to you. In the event of a change, you will be given the option of transferring the policy value of the subaccount in which the substitution is to occur to another subaccount.


THE GUARANTEED INTEREST ACCOUNT

    In addition to the VUL Account, you may allocate premium or transfer policy value to the GIA. Amounts you allocate or transfer to the GIA become part of Phoenix's general account assets. You do not share in the investment experience of those assets. Rather, we guarantee a 3% rate of return on your allocated amount. For amounts transferred to the GIA due to a policy loan, the guaranteed rate is 2% in all states except New York and New Jersey. In New York and New Jersey the rate credited to the GIA due to a policy loan is 4%. Although we are not obligated to credit interest at a higher rate than the minimum, we will credit excess interest, if any, as determined by us based on information as to expected investment yields.


    Because of exemptive and exclusionary provisions, we have not registered interests in our general account under the Securities Act of 1933. Also, we have not registered our general account as an investment company under the Investment Company Act of 1940, as amended. Therefore, neither the general account nor any of its interests are subject to these Acts, and the Securities and Exchange Commission has not reviewed the general account disclosures. These disclosures may, however, be subject to certain provisions of the federal securities law as to the accuracy and completeness of statements made in this prospectus.


    We reserve the right to limit total deposits, including transfers, to the GIA to no more than $250,000 during any one-week period per policy.

    In general, you can make only one transfer per year from the GIA. The amount that can be transferred out is limited to the greater of $1,000 or 25% of the policy value in the GIA as of the date of the transfer. If you elect the Systematic Transfer Program, approximately equal amounts may be transferred out of the GIA. Also, the total policy value allocated to the GIA may be transferred out of the GIA to one or more of the subaccounts of the VUL Account over a consecutive 4-year period according to the following schedule:


[diamond]  Year One:      25% of the total value

[diamond]  Year Two:      33% of remaining value

[diamond]  Year Three:    50% of remaining value

[diamond]  Year Four:     100% of remaining value


    Transfers into the GIA and among the subaccounts of the VUL Account may be made at any time. Transfers from the GIA are subject to the rules discussed in "Appendix C," "Transfer of policy value" and "Systematic Transfer Program."



PREMIUMS
-------------------------------------------------------------------------------
MINIMUM PREMIUMS
    The minimum premium is determined by case size as follows:


[diamond]   5 or more lives:    $100,000 annually for the first 5 policy years

[diamond]   Fewer than 5 lives: $250,000 annually for the first 5 policy years

    The issue premium is due on the policy date. The Insured must be alive when the Issue Premium is paid. After that, premiums may be paid at any time while the policy is in force. There is no direct relationship between the "Plan Minimum Premium" and the "Policy Target Premium." The plan minimum premium is a case-level requirement for the plan to be issued. The target premium is used to determine the amount of commissions paid to the producer for a given policy. Each premium payment must be at least $100. Additional payments should be sent to the:


    VUL COLI UNIT
    PO BOX 22012
    ALBANY, NY 12201-2012


    The number of units credited to a subaccount of the VUL Account will be determined by dividing the portion of the net premium applied to that subaccount by the unit value of the subaccount on the payment date.

    Regardless of whether you choose the Guideline Premium Test or the Cash value Accumulation Test (see "Minimum Face Amount"), we reserve the right to refund a premium paid in any year if it will exceed the maximum premium limit. The maximum limit is established by law to qualify the policy contract as life insurance. This limit is applied to the sum of all premiums paid under the policy. If the total premium limit is exceeded, the policyowner will receive the excess, with interest at an annual rate of not less than 4%, not later than 60 days after the end of the policy year in which the limit was exceeded. The policy value then will be adjusted to reflect the refund. The total premium limit may be exceeded if additional premium is needed to prevent lapse or if we subsequently determine that additional premium would be permitted by federal laws or regulations.


ALLOCATION OF ISSUE PREMIUM

    We will generally allocate the issue premium less applicable charges to the VUL Account or to the GIA upon receipt of a completed application, in accordance with the allocation instructions in the application for a policy. However, policies issued in certain states, and policies issued in certain states pursuant to applications which state the policy is intended to replace existing insurance, are issued with a Temporary Money Market Allocation Amendment. Under this Amendment, we temporarily allocate the entire issue premium paid less applicable charges (along with any other premiums paid during the Free Look period) to the Phoenix-Goodwin Money Market Subaccount of the VUL Account, and, at the expiration of the Free Look period, the policy value of the Phoenix-Goodwin Money Market Subaccount is allocated among the subaccounts of the VUL Account or to the GIA in accordance with the applicant's allocation instructions in the application for insurance.



FREE LOOK PERIOD

    You have the right to review the policy. If you are not satisfied with it, you may cancel the policy:


[diamond]  by mailing it to us within 10 days after you receive it (or longer in some states);

[diamond]  within 10 days after we mail or deliver a written notice telling you about your free look period; or

[diamond]  within 45 days after completing the application, whichever occurs latest (the "Free Look Period").


    We treat a returned policy as if we never issued it and, except for policies issued with a Temporary Money Market Allocation Amendment, we will return the sum of the following as of the date we receive the returned policy: (1) the then current policy value less any unpaid loans and loan interest; plus (2) any monthly deductions, partial surrender fees and other charges made under the policy. For policies issued with the Temporary Money Market Amendment, the amount returned will equal any premiums paid less any unrepaid loans and loan interest, and less any partial surrender amounts paid.

    We retain the right to decline to process an application within 7 days of our receipt of the completed application for insurance. If we decline to process the application, we will return the premium paid. Even if we have approved the application for processing, we retain the right to decline to issue the policy. If we decline to issue the policy, we will refund to you the same amount as would have been refunded under the policy had it been issued but returned for refund during the Free Look Period.


ACCOUNT VALUE

TRANSFER OF POLICY VALUE

    Transfers among available subaccounts or the GIA and changes in premium payment allocations may be requested in writing. Requests for transfers will be executed on the date the request is received at Andesa, TPA, Inc.

    Although currently there is no charge for transfers, in the future, we may charge a fee of $10 for each transfer after the first 2 transfers in a policy year (after twelve transfers in New York).

    You may make only one transfer per policy year from the unloaned portion of the GIA unless (1) the transfer(s) are made as part of a Dollar Cost Averaging Program, or (2) we agree to make an exception to this rule. Unless you have elected a Dollar Cost Averaging Program, the amount you may transfer cannot exceed the greater of $1,000 or 25% of the value of the unloaned portion of the GIA at the time of the transfer. In addition, you may transfer the total value allocated to the unloaned portion of the GIA out of the GIA to one or more of the subaccounts over a consecutive 4-year period according to the following schedule:


[diamond]  Year One:     25% of the total value
[diamond]  Year Two:     33% of the remaining value
[diamond]  Year Three:   50% of the remaining value
[diamond]  Year Four:    100% of the remaining value


    Transfers into the GIA and among the subaccounts may be made anytime. We reserve the right to limit the number of subaccounts you may invest in at any one time or over the life of the policy, if we are required to do so by any federal or state law.

    Because excessive exchanges between subaccounts can hurt fund performance, we reserve the right to temporarily or even permanently terminate exchange privileges or reject any specific exchange order from anyone whose transactions appear to us to follow a timing pattern, including those who request more than one exchange out of a subaccount within any 30-day period. We will not accept batched transfer instructions from registered representatives (acting under powers of attorney for multiple policyowners), unless the registered representative's broker-dealer firm and Phoenix have entered into a third-party transfer service agreement.

    If a policy has been issued with a Temporary Money Market Allocation Amendment, no transfers may be made until the end of the Free Look Period.

SYSTEMATIC TRANSFERS FOR DOLLAR COST AVERAGING

    You may elect to transfer funds automatically among the subaccounts or the unloaned portion of the GIA on a monthly, quarterly, semiannual or annual basis under the Systematic Transfers for Dollar Cost Averaging Program ("Dollar Cost Averaging Program"). Under the Dollar Cost Averaging Program, the minimum transfer amounts are $25 monthly, $75 quarterly, $150 semiannually or $300 annually. You must have an initial value of $1,000 in the GIA or the subaccount from which funds will be transferred ("Sending Subaccount"), and if the value in that subaccount or the GIA drops below the amount to be transferred, the entire remaining balance will be transferred and all systematic transfers stop. funds may be transferred from only one Sending Subaccount or the GIA, but may be allocated to more than one subaccount ("Receiving Subaccounts"). Under the Dollar Cost Averaging Program, policyowners may make more than one transfer per policy year from the GIA. These transfers must be in approximately equal amounts and made over a minimum 18-month period.

    Only one Dollar Cost Averaging Program can be active at any time. All transfers under the Dollar Cost Averaging Program will be made on the basis of the GIA and subaccount on the first day of the month following our receipt of the transfer request. If the first day of the month falls on a holiday or weekend, then the transfer will be processed on the next business day.


AUTOMATIC ASSET REBALANCING

    Automated account rebalancing permits you to maintain a specified whole number percentage of your account value in any combination of subaccounts and the GIA. We must receive a written request in order to begin your automated asset rebalancing program ("Asset Rebalancing"). Then, we will make transfers at least quarterly to and from the subaccounts and the GIA to readjust your account value to your specified percentage. Asset Rebalancing allows you to maintain a specific fund allocation. Quarterly rebalancing is based on your policy year. We will rebalance your account value only on a monthly calculation date.


    The effective date of the first Asset Rebalancing will be the first monthly calculation date after we receive your request at Andesa TPA, Inc. If we receive your request before the end of the Free Look Period, your first rebalancing will occur at the end of the Free Look Period.

    You may not participate in both the Dollar Cost Averaging Program and the Asset Rebalancing at the same time.

DETERMINATION OF SUBACCOUNT VALUES

    We establish the unit value of each subaccount of the VUL Account on the first valuation date of that subaccount. The unit value of a subaccount on any other valuation date is determined by multiplying the unit value of that subaccount on the just prior valuation date by the net investment factor for that subaccount for the then current valuation period. The unit value of each subaccount on a day other than a valuation date is the unit value on the next valuation date. Unit values are carried to 6 decimal places. The unit value of each subaccount on a valuation date is determined at the end of that day.

    The net investment factor for each subaccount is determined by the investment performance of the assets held by the subaccount during the valuation period. Each valuation will follow applicable law and accepted procedures. The net investment factor is determined by the formula:


    (A)+(B)
    ------  -(D) where:
      (C)


(A) The value of the assets in the subaccount on the current valuation date, including accrued net investment income and realized and unrealized capital gains and losses, but excluding the net value of any transactions during the current valuation period.

(B) The amount of any dividend (or, if applicable, any capital gain distribution) received by the subaccount if the "ex-dividend" date for shares of the fund occurs during the current valuation period.

(C) The value of the assets in the subaccount as of the just prior valuation date, including accrued net investment income and realized and unrealized capital gains and losses, and including the net value amount of any deposits and withdrawals made during the valuation period ending on that date.


(D) The charge, if any, for taxes and reserves for taxes on investment income, and realized and unrealized capital gains.

DEATH BENEFIT UNDER THE POLICY
    The death benefit is the amount we pay to the designated beneficiary(ies) when the insured dies. Upon receiving due proof of death, we pay the beneficiary the death benefit amount determined as of the date the insured dies. The beneficiary may direct us to pay all or part of the benefit in cash or to apply it under one or more of our payment options.

MINIMUM FACE AMOUNT

    To qualify as life insurance under current federal tax laws, the policy has a minimum face amount of insurance. The minimum face is determined using 1 of 2 allowable definitions of life insurance: (1) the Cash value Accumulation Test or
(2) the Guideline Premium Test.

    You chose which test to use on the application prior to the issuance of your policy. You cannot change the way we determine your minimum face amount after your policy is issued.

    The Cash value Accumulation Test determines the minimum face amount by multiplying the account value plus the refund of sales load, if applicable, by the minimum face amount percentage. The percentages depend upon the insured's age, gender and underwriting classification.


    Under the Guideline Premium Test, the minimum face amount is also equal to an applicable percentage of the account value plus refund of sales load, if applicable, but the percentage varies only by age of insured.

DEATH BENEFIT OPTIONS

    In your application you choose a face amount of insurance coverage and the death benefit option. We offer 3 death benefit options:

[diamond]   Option 1: the death benefit is the greater of the policy's face amount on the date of death, or the minimum face amount in effect on the date of death.

[diamond]   Option 2: the death benefit is the greater of: (a) the policy's face amount on the date of death plus the policy value on the date of death, or (b) the minimum face amount in effect on the date of death.

[diamond]   Option 3: the death benefit is the greater of: (a) the policy's face amount on the date of death plus the sum of all premiums paid, less withdrawals, or (b) the policy's face amount on the date of death, or (c) the minimum face amount in effect on the date of death.


    If the insured dies while the policy is in force, we will pay the death benefit based on the option in effect on the date of death, with the following adjustments:

[diamond]   Add back in any charges taken against the account value for the period beyond the date of death;

[diamond]   Deduct any policy debt outstanding on the date of death; and

[diamond]   Deduct any charges accrued against the account value unpaid as of the date of death.

    You may change the death benefit option from Option 1 to Option 2 or from Option 2 to Option 1. You may not make a change either to or from Option 3.

    Under death benefit Options 1 and 3, the death benefit is not affected by your policy's investment experience. Under death benefit Option 2, the death benefit amount may increase or decrease by the investment experience.

    We pay interest on the death benefit from the date of death to the date the death benefit is paid or a payment option becomes effective.


CHANGES IN FACE AMOUNT OF INSURANCE

REQUESTS FOR INCREASE IN FACE AMOUNT

    Any time while this policy is in force, you may request an increase in the face amount of insurance provided under the policy. Requests for face amount increases must be made in writing, and we require additional evidence of insurability. The effective date of the increase generally will be the policy anniversary following approval of the increase. The increase may not be less than $25,000. We will deduct any charges associated with the increase (the increases in cost of insurance charges), from the policy value, whether or not you pay an additional premium in connection with the increase. Also, a new Free Look Period (see "Premiums--Free Look Period") will be established for the amount of the increase. For a discussion of possible implications of a material change in the policy resulting from the increase, see "Material Change Rules."


DECREASES IN FACE AMOUNT AND PARTIAL SURRENDERS: EFFECT ON DEATH BENEFIT


REQUESTS FOR DECREASE IN FACE AMOUNT

    You may request a decrease in face amount at any time after the first policy year. Unless we agree otherwise, the decrease must be at least equal to $10,000 and the face amount remaining after the decrease must be at least $25,000. All face amount decrease requests must be in writing and will be effective on the first monthly calculation day following the date we approve the request.

    A partial surrender or a decrease in face amount generally decreases the death benefit. If the change is a decrease in face amount, the death benefit under a policy would be reduced on the next monthly calculation day. If the change is a partial surrender, the death benefit under a policy would be reduced immediately. A decrease in the death benefit may have certain tax consequences. See "Federal Tax Considerations."


SURRENDERS

GENERAL

    At any time during the lifetime of the insured and while the policy is in force, you may partially or fully surrender the policy by sending a written request to Andesa TPA, Inc. We may also require you to send the policy to us. The amount available for surrender is the cash surrender value at the end of the valuation period during which the surrender request is received at Andesa TPA, Inc.
    The cash surrender value is:
    o  policy value; less
    o  any outstanding debt; plus
    o  the refund of sales charge, if applicable.


    There is no surrender charge.


    If the policy is surrendered within the first 3 policy years, you will receive a refund of sales charge as part of your cash surrender value. A portion of the first year sales charge will be returned to you according to the following schedule:


[diamond]  Full surrender in policy year 1:  100.00%

[diamond]  Full surrender in policy year 2:   66.67%

[diamond]  Full surrender in policy year 3:   33.33%


FULL SURRENDERS

    If the policy is being fully surrendered, the policy itself must be returned to Andesa TPA, Inc., along with the written release and surrender of all claims in a form satisfactory to us. You may elect to have the amount paid in a lump sum or under a payment option. See "Payment Options."


PARTIAL SURRENDERS

    You may obtain a partial surrender of the policy by requesting payment of the policy's cash surrender value. It is possible to do this at any time during the lifetime of the Insured, while the policy is in force, with a written request to Andesa TPA, Inc. We may require the return of the policy before payment is made. A partial surrender will be effective on the date the written request is received or, if required, the date the policy is received by us. Surrender proceeds may be applied under any of the payment options described under "Payment Options."

    We reserve the right to deny partial surrenders of less than $500. In addition, if the share of the policy value in any subaccount or in the GIA is reduced as a result of a partial surrender and is less than $500, we reserve the right to require surrender of the entire remaining balance in that subaccount or the GIA.

    Upon a partial surrender, the policy value will be reduced by the sum of the partial surrender amount paid. This amount comes from a reduction in the policy's share in the value of each subaccount or the GIA based on the allocation requested at the time of the partial surrender. If no allocation request is made, the withdrawals from each subaccount will be made in the same manner as that provided for monthly deductions.

    The cash surrender value will be reduced by the partial surrender amount paid plus the partial surrender fee. The face amount of the policy will be reduced by the same amount as the policy value is reduced as described above.

    Upon partial or full surrender, we generally will pay to you the amount surrendered within 7 days after we receive the written request for the surrender. Under certain circumstances, the surrender payment may be postponed. See "Additional Policy Provisions--Postponement of Payments." For the federal tax effects of partial and full surrenders, see "Federal Tax Considerations."


POLICY LOANS

    You can take a loan against your policy any time while the policy is in force. The maximum loan is:
    o 90% of your policy value at the time the loan is taken; less
    o any outstanding policy debt before the loan is taken; less
    o interest on the loan being made and on any outstanding policy debt to the next policy anniversary date.


    Your policy must be assigned to us as collateral for the loan.

SOURCE OF LOAN

    We deduct your requested loan amount from the subaccounts and the GIA, based on the allocation requested at the time of the loan. We liquidate shares taken from the subaccounts and transfer the resulting dollars to the GIA. These dollars become part of the loaned portion of the GIA.


INTEREST
    You will pay interest on the loan at the following noted effective annual rates, compounded daily and payable in arrears:

    In all states except New York and New Jersey, the loan interest rate in effect following the policy anniversary nearest the insured's 65th birthday will be 2.25%. The rates in effect before the Insured reaches age 65 follow:

[diamond]  Policy years 1-10:              2.75%

[diamond]  Policy years 11-15:             2.50%

[diamond]  Policy years 16 and thereafter: 2.25%

    In New York and New Jersey only, the loan interest rate in effect following the policy anniversary nearest the insured's 65th birthday will be 4.25%. The rates in effect before the Insured reaches age 65 follow:

[diamond]  Policy years 1-10:              4.75%

[diamond]  Policy years 11-15:             4.50%

[diamond]  Policy years 16 and thereafter: 4.25%


    Interest accrues daily, becoming part of the policy debt. Interest is due and payable on the policy anniversary. If you do not pay the interest when due, we will add it to your loan. We treat any interest which has been capitalized the same as if it were a new loan. We deduct this capitalized interest from the subaccounts and the GIA in proportion to the nonloaned account value in each.


INTEREST CREDITED ON LOANED VALUE

    The amount equal to any policy loan is held in the GIA. This amount is credited with interest at a rate of 2% (4% in New York and New Jersey).


REPAYMENT
    You may repay all or part of your policy debt at anytime while the policy is in force.

    If you do not repay the loan, we deduct the loan amount due from the cash surrender value or the death benefit.


    Failure to repay a policy loan or to pay loan interest will not terminate the policy unless the policy value becomes insufficient to maintain the policy in force.

    In the future, Phoenix may not allow policy loans of less than $500, unless such loan is used to pay a premium on another Phoenix policy.


EFFECT OF LOAN
    Your policy loan reduces the death benefit and cash surrender value under the policy by the amount of the loan. Your repayment of the loan increases the death benefit and cash surrender value by the amount of the repayment.


    As long as a loan is outstanding, a portion of your policy value equal to the loan is held in the GIA. The subaccount's investment performance does not affect this amount. Also, you may be subject to tax consequences if you surrender your policy while there is outstanding debt.


LAPSE

    Unlike conventional life insurance policies, the payment of the Issue Premium, no matter how large, or the payment of additional premiums will not necessarily continue the policy in force to its maturity date.

    If on any monthly calculation day during the first 3 policy years, the policy value plus the refund of any applicable sales charge is insufficient to cover the monthly deduction, a grace period of 61 days will be allowed for the payment of an amount equal to 3 times the required monthly deduction. If on any monthly calculation day during any subsequent policy year, the policy value is less than the required monthly deduction, a grace period of 61 days will be allowed for the payment of an amount equal to 3 times the required monthly deduction.

    During the grace period, the policy will continue in force but subaccount transfers, loans, partial or full surrenders will not be permitted. Failure to pay the additional amount within the grace period will result in lapse of the policy, but not before 30 days after we have mailed written notice to you. If a premium payment for the additional amount is received by us during the grace period, any amount of premium over what is required to prevent lapse will be allocated among the subaccounts or to the GIA according to the current premium allocation schedule. In determining the amount of "excess" premium to be applied to the subaccounts or the GIA, we will deduct the premium tax and the amount needed to cover any monthly deductions made during the grace period. If the Insured dies during the grace period, the death benefit will equal the amount of the death benefit immediately prior to the commencement of the grace period.


ADDITIONAL INSURANCE OPTION

    While the policy is in force and the Insured is insurable, the policyowner will have the option to purchase additional insurance on the same insured with the same guaranteed rates as the policy. We will require evidence of insurability and charges will be adjusted for the Insured's new attained age and any change in risk classification.


ADDITIONAL RIDER BENEFITS

    You may elect additional benefits under a policy, and you may cancel these benefits at any time. A charge will be deducted monthly from the policy value for each additional rider benefit chosen except where noted below. More details will be included in the form of a rider to the policy if any of these benefits are chosen. The following benefits are currently available and additional riders may be available as described in the policy (if approved in your state).

[diamond]   FLEXIBLE TERM INSURANCE RIDER--This rider provides annually renewable term insurance coverage to age 100 for the insured under the base policy. The initial rider death benefit cannot exceed 10 times the initial base policy. There is no charge for this rider.

[diamond]   EXCHANGE OF INSURED RIDER--This rider allows the policyowner to exchange the insured on a given contract. There is no charge for this rider.


            Future charges against the policy will be based on the life of the substitute insured.

            The incontestability and suicide exclusion periods, as they apply to the substitute insured, run from the date of the exchange. Any assignments will continue to apply.

            The exchange is subject to the following adjustments:

            1. If the policy value of the original policy is insufficient to produce a positive cash surrender value for the new policy, the owner must pay an exchange adjustment in an amount that, when applied as premium, will make the policy value of the new policy greater than zero.

            2. In some cases, the amount of policy value which may be applied to the new policy may result in a death benefit which exceeds the limit for the new policy. In that event, we will apply such excess policy value to reduce any loan against the policy, and the residual amount will be returned to you in cash.

            3. The exchange will also be subject to our receipt of repayment of the amount of any policy debt under the exchange policy in excess of the loan value of the new policy on the date of exchange.

               The Internal Revenue Service has ruled that an exchange of insureds does not qualify for tax deferral under Code Section 1035. Therefore, you must include in current gross income all previously unrecognized gain in the policy upon an exchange of the insured.



                      PART II--ADDITIONAL POLICY PROVISIONS
-------------------------------------------------------------------------------

POSTPONEMENT OF PAYMENTS

    Payment of any amount upon complete or partial surrender, policy loan, or benefits payable at death (in excess of the initial face amount) or maturity may be postponed:

[diamond]   for up to 6 months from the date of the request, for any
            transactions dependent upon the value of the GIA;


[diamond]   whenever the NYSE is closed other than for customary weekend and holiday closings or trading on the NYSE is restricted as determined by the SEC; or

[diamond]   whenever an emergency exists, as decided by the SEC as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the VUL
            Account's net assets.

    Transfers also may be postponed under these circumstances.

PAYMENT BY CHECK

    Payments under the policy of any amounts derived from premiums paid by check may be delayed until such time as the check has cleared your bank.


THE CONTRACT

    The policy and attached copy of the application are the entire contract. Only statements in the application can be used to void the policy. The statements are considered representations and not warranties. Only an executive officer of Phoenix can agree to change or waive any provisions of the policy.


SUICIDE

    If the insured commits suicide within 2 years after the policy's date of Issue, the policy will stop and become void. We will pay you the policy value adjusted by the addition of any monthly deductions and other fees and charges, minus any debt owed to us under the policy.


INCONTESTABILITY

    We cannot contest this policy or any attached rider after it has been in force during the Insured's lifetime or for 2 years from the policy date.


CHANGE OF OWNER OR BENEFICIARY

    The beneficiary, as named in the policy application or subsequently changed, will receive the policy benefits at the insured's death. If the named beneficiary dies before the insured, the contingent beneficiary, if named, becomes the beneficiary. If no beneficiary survives the insured, the death benefit payable under the policy will be paid to your estate.

    As long as the policy is in force, the policyowner and the beneficiary may be changed in writing, satisfactory to us. A change in beneficiary will take effect as of the date the notice is signed, whether or not the insured is living when we receive the notice. We will not, however, be liable for any payment made or action taken before receipt of the notice.


ASSIGNMENT

    The policy may be assigned. We will not be bound by the assignment until a written copy has been received and we will not be liable with respect to any payment made prior to receipt. We assume no responsibility for determining whether an assignment is valid.


MISSTATEMENT OF AGE OR SEX
    If the age or sex of the insured has been misstated, the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the correct age and sex.

SURPLUS

    This policy is nonparticipating and does not pay dividends. Your policy will not share in Phoenix's profits or surplus earnings.



PAYMENT OF PROCEEDS
-------------------------------------------------------------------------------
SURRENDER AND DEATH BENEFIT PROCEEDS

    Death benefit proceeds and the proceeds of full or partial surrenders will be processed at unit values next computed after we receive the request for surrender or due proof of death, provided such request is complete and in good order. Payment of surrender or death proceeds usually will be made in one lump sum within 7 days, unless another payment option has been elected. Payment of the death proceeds, however, may be delayed if the claim for payment of the death proceeds needs to be investigated, e.g., to ensure payment of the proper amount to the proper payee. Any such delay will not be beyond that reasonably necessary to investigate such claims consistent with insurance practices customary in the life insurance industry.

    You may elect a payment option for payment of the death proceeds to the beneficiary. You may revoke or change a prior election, unless such right has been waived. The beneficiary may make or change an election before payment of the death proceeds, unless you have made an election that does not permit such further election or changes by the beneficiary.

    A written request in a form satisfactory to us is required to elect, change or revoke a payment option.

    The minimum amount of surrender or death benefit proceeds that may be applied under any payment option is $1,000.


    If the policy is assigned as collateral security, we will pay any amount due the assignee in one lump sum. Any remaining proceeds will remain under the option elected.


PAYMENT OPTIONS

    All or part of the surrender or death proceeds of a policy may be applied under one or more of the following payment options or such other payment options or alternative versions of the options listed as we may choose to make available in the future.


OPTION 1--LUMP SUM.
    Payment in one lump sum.

OPTION 2--LEFT TO EARN INTEREST.
    A payment of interest during the payee's lifetime on the amount payable as a principal sum. Interest rates are guaranteed to be at least 3% per year.

OPTION 3--PAYMENT FOR A SPECIFIC PERIOD.
    Equal installments are paid for a specified period of years whether the payee lives or dies. The first payment will be on the date of settlement. The assumed interest rate on the unpaid balance is guaranteed not to be less than 3% per year.

OPTION 4--LIFE ANNUITY WITH SPECIFIED PERIOD CERTAIN.
    Equal installments are paid until the later of:

[diamond]   the death of the payee; or

[diamond]   the end of the period certain.

    The first payment will be on the date of settlement.

    The period certain must be chosen at the time this option is elected. The periods certain that you may choose from are as follows:


[diamond]   10 years;


[diamond]   twenty years; or

[diamond]   until the installments paid refund the amount applied under this option.

    If the payee is not living when the final payment falls due, that payment will be limited to the amount which needs to be added to the payments already made to equal the amount applied under this option.

    If, for the age of the payee, a period certain is chosen that is shorter than another period certain paying the same installment amount, we will consider the longer period certain as having been elected.

    Any life annuity provided under Option 4 is computed using an interest rate guaranteed to be no less than 3-3/8% per year, but any life annuity providing a period certain of 20 years or more is computed using an interest rate guaranteed to be no less than 3-1/4% per year.

OPTION 5--LIFE ANNUITY.
    Equal installments are paid only during the lifetime of the payee. The first payment will be on the date of settlement. Any life annuity as may be provided under Option 5 is computed using an interest rate guaranteed to be no less than 3-1/2% per year.

OPTION 6--PAYMENTS OF A SPECIFIED AMOUNT.
    Equal installments of a specified amount, out of the principal sum and interest on that sum, are paid until the principal sum remaining is less than the amount of the installment. When that happens, the principal sum remaining with accrued interest will be paid as a final payment. The first payment will be on the date of settlement. The payments will include interest on the remaining principal at a guaranteed rate of at least 3% per year. This interest will be credited at the end of each year. If the amount of interest credited at the end of the year exceeds the income payments made in the last 12 months, that excess will be paid in one sum on the date credited.

OPTION 7--JOINT SURVIVORSHIP ANNUITY WITH 10-YEAR PERIOD CERTAIN.
    The first payment will be on the date of settlement. Equal installments are paid until the latest of:

[diamond]   the end of the 10-year period certain;

[diamond]   the death of the insured; or

[diamond]   the death of the other named annuitant.

    The other annuitant must have attained age 40, must be named at the time this option is elected and cannot later be changed. Any joint survivorship annuity that may be provided under this option is computed using a guaranteed interest rate to equal at least 3-3/8% per year.


    For additional information concerning the above payment options, see the policy.

                      PART III--OTHER IMPORTANT INFORMATION
-------------------------------------------------------------------------------


FEDERAL TAX CONSIDERATIONS
-------------------------------------------------------------------------------
INTRODUCTION

    The ultimate effect of federal income taxes on values under the VUL Account and on the economic benefit to you or your beneficiary depends on our tax status and upon the tax status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. For complete information on federal and state tax considerations, a qualified tax advisor should be consulted. No attempt is made to consider any estate and inheritance taxes, or any state, local or other tax laws. Because the discussion herein is based upon our understanding of federal income tax laws as they are currently interpreted, we cannot guarantee the tax status of any policy. The Internal Revenue Service (the "IRS") makes no representation regarding the likelihood of continuation of current federal income tax laws, Treasury regulations or of the current interpretations. We reserve the right to make changes to the policy to assure that it will continue to qualify as a life insurance contract for federal income tax purposes.


PHOENIX'S TAX STATUS

    We are taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). For federal income tax purposes, neither the VUL Account nor the GIA is a separate entity from Phoenix and their operations form a part of Phoenix.


    Investment income and realized capital gains on the assets of the VUL Account are reinvested and taken into account in determining the value of the VUL Account. Investment income of the VUL Account, including realized net capital gains, is not taxed to us. Due to our tax status under current provisions of the Code, no charge currently will be made to the VUL Account for our federal income taxes which may be attributable to the VUL Account. We reserve the right to make a deduction for taxes if our federal tax treatment is determined to be other than what we currently believe it to be, if changes are made affecting the tax treatment to our variable life insurance contracts, or if changes occur in our tax status. If imposed, such charge would be equal to the federal income taxes attributable to the investment results of the VUL Account.

POLICY BENEFITS

DEATH BENEFIT PROCEEDS

    The policy, whether or not it is a "modified endowment contract" (see "Modified Endowment Contracts"), should be treated as meeting the definition of a life insurance contract for federal income tax purposes under Section 7702 of the Code. As such, the death benefit proceeds thereunder should be excludable from the gross income of the beneficiary under Code Section 101(a)(1). Also, a policyowner should not be considered to be in constructive receipt of the cash value, including investment income. See, however, the sections below on possible taxation of amounts received under the policy, via full surrender, partial surrender or loan.

    Code Section 7702 imposes certain conditions with respect to premiums received under a policy. We monitor the premiums to assure compliance with such conditions. However, if the premium limitation is exceeded during the year, we may return the excess premium, with interest, to the policyowner within 60 days after the end of the policy year, and maintain the qualification of the policy as life insurance for federal income tax purposes.


FULL SURRENDER

    Upon full surrender of a policy for its cash value, the excess, if any, of the cash value (unreduced by any outstanding indebtedness) over the premiums paid will be treated as ordinary income for federal income tax purposes. The full surrender of a policy that is a modified endowment contract may result in the imposition of an additional 10% tax on any income received.


PARTIAL SURRENDER

    If the policy is a modified endowment contract, partial surrenders are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts below. If the policy is not a modified endowment contract, partial surrenders still may be taxable, as follows. Code Section 7702(f)(7) provides that where a reduction in death benefits occurs during the first 15 years after a policy is issued and there is a cash distribution associated with that reduction, the policyowner may be taxed on all or a part of the amount distributed. A reduction in death benefits may result from a partial surrender. After 15 years, the proceeds will not be subject to tax, except to the extent such proceeds exceed the total amount of premiums paid but not previously recovered. We suggest you consult with your tax advisor in advance of a proposed decrease in death benefits or a partial surrender as to the portion, if any, which would be subject to tax, and in addition as to the impact such partial surrender might have under the new rules affecting modified endowment contracts.


LOANS

    We believe that any loan received under a policy will be treated as your indebtedness. If the policy is a modified endowment contract, loans are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts. If the policy is not a modified endowment contract, we believe that no part of any loan under a policy will constitute income to you.

    The deductibility by a policyowner of loan interest under a policy may be limited under Code Section 264, depending on the circumstances. A policyowner intending to fund premium payments through borrowing should consult a tax advisor with respect to the tax consequences thereof. Under the "personal" interest limitation provisions of the Code, interest on policy loans used for personal purposes is not tax deductible. Other rules may apply to allow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. See your tax advisor for further guidance.


BUSINESS-OWNED POLICIES

    If a business or a corporation owns the policy, the Code may impose additional restrictions. The Code limits the interest deduction on business-owned policy loans and may impose tax upon the inside build-up of corporate-owned life insurance policies through the corporate alternative minimum tax.


MODIFIED ENDOWMENT CONTRACTS

GENERAL

    Pursuant to Code Section 72(e), loans and other amounts received under modified endowment contracts will, in general, be taxed to the extent of accumulated income (generally, the excess of cash value over premiums paid). Life insurance policies can be modified endowment contracts if they fail to meet what is known as "the 7-pay test." The measuring stick for this test is a hypothetical life insurance policy of equal face amount which requires 7 equal annual premiums but which, after the 7th year is "fully paid-up," continuing to provide a level death benefit without the need for any further premiums. A policy becomes a modified endowment contract, if, at any time during the first 7 years, the cumulative premium paid on the policy exceeds the cumulative premium that would have been paid under the hypothetical policy. Premiums paid during a policy year but which are returned by us with interest within 60 days after the end of the policy year will be excluded from the 7-pay test. A life insurance policy received in exchange for a modified endowment contract will be treated as a modified endowment contract.


REDUCTION IN BENEFITS DURING THE FIRST SEVEN YEARS

    If there is a reduction in death benefits during the first 7 policy years, the premiums are redetermined for purposes of the 7-pay test as if the policy originally had been issued at the reduced death benefit level and the new limitation is applied to the cumulative amount paid for each of the first 7 policy years.


DISTRIBUTIONS AFFECTED

    If a policy fails to meet the 7-pay test, it is considered a modified endowment contract only as to distributions in the year in which the test is failed and all subsequent policy years. However, distributions made in anticipation of such failure (there is a presumption that distributions made within 2 years prior to such failure were "made in anticipation") also are considered distributions under a modified endowment contract. If the policy satisfies the 7-pay test for 7 years, distributions and loans generally will not be subject to the modified endowment contract rules.


PENALTY TAX
    Any amounts taxable under the modified endowment contract rule will be subject to an additional 10% excise tax, with certain exceptions. This additional tax will not apply in the case of distributions that are:

[diamond]   made on or after the taxpayer attains age 59 1/2;

[diamond]   attributable to the taxpayer's disability (within the meaning of
            Code Section 72(m)(7)); or

[diamond]   part of a series of substantially equal periodic payments (not less often than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his Beneficiary.

MATERIAL CHANGE RULES

    Any determination of whether the policy meets the 7-pay test will begin again any time the policy undergoes a "material change," which includes any increase in death benefits or any increase in or addition of a qualified additional benefit, with the following 2 exceptions.

[diamond]   First, if an increase is attributable to premiums paid "necessary to fund" the lowest death benefit and qualified additional benefits payable in the first 7 policy years or to the crediting of interest or dividends with respect to these premiums, the "increase" does not constitute a material change.

[diamond]   Second, to the extent provided in regulations, if the death benefit or qualified additional benefit increases as a result of a cost-of-living adjustment based on an established broad-based index specified in the policy, this does not constitute a material change if:
            o the cost-of-living determination period does not exceed the remaining premium payment period under the policy; and
            o the cost-of-living increase is funded ratably over the remaining premium payment period of the policy.


    A reduction in death benefits is not considered a material change unless accompanied by a reduction in premium payments.


    A material change may occur at any time during the life of the policy (within the first 7 years or thereafter), and future taxation of distributions or loans would depend upon whether the policy satisfied the applicable 7-pay test from the time of the material change. An exchange of policies is considered to be a material change for all purposes.

SERIAL PURCHASE OF MODIFIED ENDOWMENT CONTRACTS

    All modified endowment contracts issued by the same insurer (or affiliated companies of the insurer) to the same policyowner within the same calendar year will be treated as one modified endowment contract in determining the taxable portion of any loans or distributions made to the policyowner. The Treasury has been given specific legislative authority to issue regulations to prevent the avoidance of the new distribution rules for modified endowment contracts. A qualified tax advisor should be consulted about the tax consequences of the purchase of more than one modified endowment contract within any calendar year.


LIMITATIONS ON UNREASONABLE MORTALITY AND EXPENSE CHARGES

    The Code imposes limitations on unreasonable mortality and expense charges for purposes of ensuring that a policy qualifies as a life insurance contract for federal income tax purposes. The mortality charges taken into account to compute permissible premium levels may not exceed those charges required to be used in determining the federal income tax reserve for the policy, unless Treasury regulations prescribe a higher level of charge. In addition, the expense charges taken into account under the guideline premium test are required to be reasonable, as defined by the Treasury regulations. We will comply with the limitations for calculating the premium we are permitted to receive from you.


DIVERSIFICATION STANDARDS

    To comply with the Diversification Regulations under Code Section 817(h), ("Diversification Regulations") each series of the fund is required to diversify its investments. The Diversification Regulations generally require that on the last day of each calendar quarter the series assets be invested in no more than:


[diamond]  55% in any 1 investment

[diamond]  70% in any 2 investments

[diamond]  80% in any 3 investments

[diamond]  90% in any 4 investments


    A "look-through" rule applies to treat a pro rata portion of each asset of a series as an asset of the VUL Account; therefore, each series of the fund will be tested for compliance with the percentage limitations. For purposes of these diversification rules, all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer.

    The general diversification requirements are modified if any of the assets of the VUL Account are direct obligations of the United States Treasury. In this case, there is no limit on the investment that may be made in Treasury securities, and for purposes of determining whether assets other than Treasury securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of the VUL Account's investment in Treasury securities. Notwithstanding this modification of the general diversification requirements, the portfolios of the funds will be structured to comply with the general diversification standards because they serve as an investment vehicle for certain variable annuity contracts that must comply with these standards.

    In connection with the issuance of the Diversification Regulations, the Treasury announced that such regulations do not provide guidance concerning the extent to which you may direct your investments to particular divisions of a separate account. It is possible that a revenue ruling or other form of administrative pronouncement in this regard may be issued in the near future. It is not clear, at this time, what such a revenue ruling or other pronouncement would provide. It is possible that the policy may need to be modified to comply with such future Treasury announcements. For these reasons, we reserve the right to modify the policy, as necessary, to prevent you from being considered the owner of the assets of the VUL Account.


    We intend to comply with the Diversification Regulations to assure that the Policies continue to qualify as a life insurance contract for federal income tax purposes.


CHANGE OF OWNERSHIP OR INSURED OR ASSIGNMENT

    Changing the policyowner or the Insured or an exchange or assignment of the policy may have tax consequences depending on the circumstances. Code Section 1035 provides that a life insurance contract can be exchanged for another life insurance contract, without recognition of gain or loss, assuming that no money or other property is received in the exchange, and that the policies relate to the same Insured. If the surrendered policy is subject to a policy loan, this may be treated as the receipt of money on the exchange. We recommend that any person contemplating such actions seek the advice of a qualified tax consultant.


OTHER TAXES

    Federal estate tax, state and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policyowner or Beneficiary. We do not make any representations or guarantees regarding the tax consequences of any policy with respect to these types of taxes.



VOTING RIGHTS
-------------------------------------------------------------------------------

    We will vote the funds' shares held by the subaccounts at any regular and special meetings of shareholders of the funds. To the extent required by law, such voting will be pursuant to instructions received from you. However, if the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result, we decide that we are permitted to vote the funds' shares at our own discretion, we may elect to do so.

    The number of votes that you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized.

    Funds' shares held in a subaccount for which no timely instructions are received, and funds' shares which are not otherwise attributable to policyowners, will be voted by Phoenix in proportion to the voting instructions that are received with respect to all policies participating in that subaccount. Instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast by Phoenix.

    You will receive proxy materials, reports and other materials related to the funds.

    We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of one or more of the portfolios of the funds or to approve or disapprove an investment advisory contract for the funds. In addition, Phoenix itself may disregard voting instructions in favor of changes initiated by a policyowner in the investment policies or the Investment Advisor of the funds if Phoenix reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we decide that the change would have an adverse effect on the General Account because the proposed investment policy for a series may result in overly speculative or unsound investments. In the event Phoenix does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to policyowners.

    You (or the payee entitled to payment under a payment option if a different person) will have the right to vote at annual meetings of all Phoenix policyholders for the election of members of the Board of Directors of Phoenix and on other corporate matters, if any, where a policyholder's vote is taken. At meetings of all the Phoenix policyholders, you (or payee) may cast only one vote as the holder of a policy, irrespective of policy value or the number of the policies you hold.


THE DIRECTORS AND
EXECUTIVE OFFICERS OF PHOENIX
------------------------------------------------------------------------------
    Phoenix is managed by its Board of Directors. The following are the Directors and Executive Officers of Phoenix:


  DIRECTORS                   PRINCIPAL OCCUPATION
  Sal H. Alfiero              Chairman and Chief Executive
                              Officer, Mark IV Industries, Inc.
                              Amherst, New York

  John C. Bacot               Chairman and Chief Executive
                              Officer, The Bank of New York
                              New York, New York

  Arthur P. Byrne             Chairman, President and Chief
                              Executive Officer, The Wiremold
                              Company
                              West Hartford, Connecticut

  Richard N. Cooper           Professor, Center for
                              International Affairs, Harvard
                              University, Cambridge,
                              Massachusetts; formerly Chairman,
                              National Intelligence Council,
                              Central Intelligence Agency
                              McLean, Virginia

  Gordon J. Davis, Esq.       Partner, LeBoeuf, Lamb, Greene &
                              MacRae; formerly Partner, Lord,
                              Day & Lord, Barret Smith
                              New York, New York

 Robert W. Fiondella          Chairman of the Board
                              and Chief Executive Officer,
                              Phoenix Home Life Mutual
                              Insurance Company
                              Hartford, Connecticut

  John E. Haire               President,
                              The Fortune Group
                              New York, New York

  Jerry J. Jasinowski         President, National Association
                              of Manufacturers
                              Washington, D.C.

  John W. Johnstone           Chairman, Governance & Nominating
                              Committees, Arch Chemicals, Inc.,
                              Westport, Connecticut; formerly
                              Chairman, President and
                              Chief Executive Officer,
                              Olin Corporation
                              Norwalk, Connecticut

  Marilyn E. LaMarche         Limited Managing Director, Lazard
                              Freres & Company, L.L.C.
                              New York, New York

  Philip R. McLoughlin        Executive Vice President and
                              Chief Investment Officer, Phoenix
                              Home Life Mutual Insurance
                              Company
                              Hartford, Connecticut

  DIRECTORS                   PRINCIPAL OCCUPATION

  Indra K. Nooyi              Senior Vice President,
                              PepsiCo, Inc.
                              Purchase, New York

  Robert F. Vizza             President and Chief Executive
                              Officer, The DeMatteis Center of
                              St. Francis Hospital
                              Roslyn, New York

  Robert G. Wilson            Retired, formerly Chairman
                              and Chief Executive Officer,
                              Ecologic Waste Services, Inc.
                              Miami, Florida

  Dona D. Young               President, Phoenix Home Life
                              Mutual Insurance Company
                              Hartford, Connecticut

 EXECUTIVE OFFICERS           PRINCIPAL OCCUPATION
 Robert W. Fiondella          Chairman of the Board
                              and Chief Executive Officer

 Philip R. McLoughlin         Executive Vice President,
                              Investments

 Carl T. Chadburn             Executive Vice President

 David W. Searfoss            Executive Vice President,
                              Chief Financial Officer

 Dona D. Young                President

 Nathaniel C. Brinn           Senior Vice President,
                              Strategic Development

 Martin J. Gavin              Senior Vice President,
                              Trust Operations

 Randall C. Giangiulio        Senior Vice President,
                              Group Life and Health

 Michael J. Gilotti           Senior Vice President

 Edward P. Hourihan           Senior Vice President,
                              Information Systems

 Joseph E. Kelleher           Senior Vice President,
                              Underwriting and Operations

 Robert G. Lautensack, Jr.    Senior Vice President,
                              Individual Financial

 Maura L. Melley              Senior Vice President,
                              Public Affairs

 Charles L. Olson             Senior Vice President,
                              Trust Sales and Marketing

 David R. Pepin               Senior Vice President

 Robert E. Primmer            Senior Vice President,
                              Individual Distribution

 Tracy L. Rich                Senior Vice President and General
                              Counsel

 Joel D. Sanders              Senior Vice President,
                              Group Sales and Marketing

 Frederick W. Sawyer, III     Senior Vice President

 John F. Solan, Jr.           Senior Vice President,
                              Strategic Development

 Simon Y. Tan                 Senior Vice President,
                              Individual Market and Product
                              Development

 Anthony J. Zeppetella        Senior Vice President, Corporate
                              Portfolio Management

 Walter H. Zultowski          Senior Vice President, Marketing
                              and Market
                              Research; formerly Senior
                              Vice President,
                              LIMRA International,
                              Hartford, Connecticut

    The above positions reflect the last held position in Phoenix during the last 5 years.



SAFEKEEPING OF THE VUL ACCOUNT'S ASSETS
-------------------------------------------------------------------------------

    We hold the assets of the VUL Account. The assets of the VUL Account are kept physically segregated and held separate and apart from our General Account. We maintain records of all purchases and redemptions of shares of the funds.



SALES OF POLICIES
-------------------------------------------------------------------------------

    Policies may be purchased from registered representatives of W.S. Griffith & Co., Inc. ("WSG"), a New York corporation incorporated on August 7, 1970, licensed to sell Phoenix insurance policies as well as policies, annuity contracts and funds of companies affiliated with Phoenix. WSG, an indirect, wholly-owned subsidiary of Phoenix, is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. Phoenix Equity Planning Corporation ("PEPCO") serves as national distributor of the Policies. PEPCO is an indirect, wholly-owned subsidiary of Phoenix Investment Partners, Ltd. ("PXP"), in which Phoenix owns a majority interest.


    Policies also may be purchased from other broker-dealers registered under the 1934 Act whose representatives are authorized by applicable law to sell policies under terms of agreements provided by PEPCO. Sales commissions will be paid to registered representatives on purchase payments we receive under these policies.

Phoenix will pay a maximum total sales commission of 15% of premiums to PEPCO. Additionally, agents or selling brokers may receive asset-based compensation. The maximum asset-based compensation is 0.90% of the policy value. To the extent that the sales charge under the policies is less than the sales commissions paid with respect to the policies, we will pay the shortfall from our General Account assets, which will include any profits we may derive under the policies.


STATE REGULATION
-------------------------------------------------------------------------------

    We are subject to the provisions of the New York insurance laws applicable to stock life insurance companies and to regulation and supervision by the New York Superintendent of Insurance. We also are subject to the applicable insurance laws of all the other states and jurisdictions in which we do insurance business.

    State regulation of Phoenix includes certain limitations on the investments which we may make, including investments for the VUL Account and the GIA. This regulation does not include, however, any supervision over the investment policies of the VUL Account.



REPORTS
-------------------------------------------------------------------------------

    All policyowners will be furnished with those reports required by the 1940 Act and related regulations or by any other applicable law or regulation.



LEGAL PROCEEDINGS
-------------------------------------------------------------------------------
    The VUL Account is not engaged in any litigation. Phoenix is not involved in any litigation that would have a material adverse effect on our ability to meet our obligations under the policies.


LEGAL MATTERS
-------------------------------------------------------------------------------

    Edwin L. Kerr, Counsel of Phoenix Home Life Mutual Insurance Company, has passed upon the organization of Phoenix, its authority to issue variable life insurance Policies and the validity of the policy, and upon legal matters relating to the federal securities and income tax laws for Phoenix.



REGISTRATION STATEMENT
-------------------------------------------------------------------------------

    A Registration Statement has been filed with the SEC, under the Securities Act of 1933 ("1933 Act") with respect to the securities offered. This prospectus is a summary of the contents of the policy and other legal documents and does not contain all the information set forth in the Registration Statement and its exhibits.



FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

    The financial statements of Phoenix contained herein should be considered only as bearing upon Phoenix's ability to meet its obligations under the policy, and they should not be considered as bearing on the investment performance of the VUL Account. The financial statements of Phoenix Home Life Mutual Insurance Company are available for the period ended December 31, 1999.

    There are no financial statements of the VUL Account subaccounts for the period ended December 31, 1999 and no sales occurred during this period.

PHOENIX HOME LIFE
MUTUAL INSURANCE COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
TABLE OF CONTENTS
--------------------------------------------------------------------------------


Report of Independent Accountants............................................ 30

Consolidated Balance Sheet at December 31, 1999 and 1998..................... 31

Consolidated Statement of Income, Comprehensive Income and Equity
 for the Years Ended December 31, 1999, 1998 and 1997 ....................... 32

Consolidated Statement of Cash Flows for the Years Ended
 December 31, 1999, 1998 and 1997 ........................................... 33

Notes to Consolidated Financial Statements ............................... 34-70

[LOGO] PRICEWATERHOUSECOOPERS
--------------------------------------------------------------------------------

                                                 PRICEWATERHOUSECOOPERS LLP
                                                 100 Pearl Street
                                                 Hartford CT 06103-4508
                                                 Telephone     (860) 241 7000
                                                 Facsimile     (860) 241 7590





                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors
and Policyholders of
Phoenix Home Life Mutual Insurance Company


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, comprehensive income and equity and of cash flows present fairly, in all material respects, the financial position of Phoenix Home Life Mutual Insurance Company and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As indicated in Note 20, the Company has revised its accounting for venture capital partnerships.


/s/ PriceWaterhouseCoopers LLP
February 15, 2000

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                                                                         DECEMBER 31,
                                                                                    1999               1998
                                                                                        (IN THOUSANDS)

ASSETS
Investments:
Held-to-maturity debt securities, at amortized cost                          $        1,990,169  $       1,725,439
Available-for-sale debt securities, at fair value                                     5,506,779          5,987,426
Equity securities, at fair value                                                        461,613            301,649
Mortgage loans                                                                          716,831            797,343
Real estate                                                                              92,027             91,975
Policy loans                                                                          2,042,557          2,008,259
Venture capital partnerships                                                            338,122            191,162
Other invested assets                                                                   300,474            232,131
Short-term investments                                                                  133,367            185,983
                                                                             ------------------  -----------------
Total investments                                                                    11,581,939         11,521,367

Cash and cash equivalents                                                               187,610            115,187
Accrued investment income                                                               174,894            164,812
Deferred policy acquisition costs                                                     1,306,728          1,049,934
Premiums, accounts and notes receivable                                                 119,231             61,489
Reinsurance recoverables                                                                 18,772             18,908
Property and equipment, net                                                             137,758            142,153
Goodwill and other intangible assets, net                                               593,267            477,895
Net assets of discontinued operations (Note 11)                                         187,595            283,793
Other assets                                                                             51,434             36,940
Separate account assets                                                               5,923,888          4,798,949
                                                                             ------------------  -----------------
Total assets                                                                 $       20,283,116  $      18,671,427
                                                                             ==================  =================


LIABILITIES

Policy liabilities and accruals                                              $       11,438,032  $      11,110,280
Notes payable                                                                           499,392            386,575
Deferred income taxes                                                                    86,262            116,104
Other liabilities                                                                       474,179            430,956
Separate account liabilities                                                          5,923,888          4,798,949
                                                                             ------------------  -----------------
Total liabilities                                                                    18,421,753         16,842,864
                                                                             ------------------  -----------------

Contingent liabilities (Note 18)

MINORITY INTEREST IN NET ASSETS
 OF CONSOLIDATED SUBSIDIARIES                                                           100,112             92,008
                                                                             ------------------  -----------------

EQUITY

Retained earnings                                                                     1,731,146          1,642,264
Accumulated other comprehensive income                                                   30,105             94,291
                                                                             ------------------  -----------------
Total equity                                                                          1,761,251          1,736,555

                                                                             ------------------  -----------------
Total liabilities and equity                                                 $       20,283,116  $      18,671,427
                                                                             ==================  =================


        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED STATEMENT OF INCOME, COMPREHENSIVE INCOME AND EQUITY
--------------------------------------------------------------------------------

                                                                                YEAR ENDED DECEMBER 31,
                                                                         1999             1998             1997
                                                                                     (IN THOUSANDS)
REVENUES
Premiums                                                             $   1,134,207   $    1,154,730   $   1,076,157
Insurance and investment product fees                                      591,786          493,415         367,540
Net investment income                                                      950,344          851,603         714,367
Net realized investment gains                                               35,675           58,202         111,043
                                                                     -------------   --------------   -------------
 Total revenues                                                          2,712,012        2,557,950       2,269,107
                                                                     -------------   --------------   -------------

BENEFITS AND EXPENSES
Policy benefits and increase in policy liabilities                       1,352,419        1,403,166       1,201,929
Policyholder dividends                                                     360,509          351,653         343,611
Amortization of deferred policy acquisition costs                          146,603          137,663         102,617
Amortization of goodwill and other intangible assets                        37,963           23,126           9,366
Interest expense                                                            32,659           25,911          24,300
Other operating expenses                                                   520,603          428,756         367,016
                                                                     -------------   --------------   -------------
 Total benefits and expenses                                             2,450,756        2,370,275       2,048,839
                                                                     -------------   --------------   -------------
INCOME FROM CONTINUING OPERATIONS
 BEFORE INCOME TAXES AND MINORITY INTEREST                                 261,256          187,675         220,268
Income taxes                                                               107,881           65,046          47,241
                                                                     -------------   --------------   -------------
INCOME FROM CONTINUING OPERATIONS
 BEFORE MINORITY INTEREST                                                  153,375          122,629         173,027
Minority interest in net income of consolidated subsidiaries                10,064           10,512          10,623
                                                                     -------------   --------------   -------------

NET INCOME FROM CONTINUING OPERATIONS                                      143,311          112,117         162,404

DISCONTINUED OPERATIONS (NOTE 11)
Gain from operations, net of income taxes                                   17,555           25,012           7,248
Loss on disposal, net of income taxes                                      (71,984)
                                                                     -------------   --------------   -------------
NET INCOME                                                                  88,882          137,129         169,652
                                                                     -------------   --------------   -------------

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF INCOME TAXES
Unrealized (losses) gains on securities                                    (61,246)         (46,967)         98,287
Reclassification adjustment for net realized gains
included in net income                                                      (1,452)         (12,980)        (30,213)
Minimum pension liability adjustment                                        (1,488)          (1,526)         (2,101)
                                                                     -------------   --------------   -------------
 Total other comprehensive (loss) income                                   (64,186)         (61,473)         65,973
                                                                     -------------   --------------   -------------

COMPREHENSIVE INCOME                                                        24,696           75,656         235,625
                                                                     -------------   --------------   -------------

EQUITY, BEGINNING OF YEAR - RESTATED (NOTE 20)                           1,736,555        1,660,899       1,425,274
                                                                     -------------   --------------   -------------

EQUITY, END OF YEAR                                                  $   1,761,251   $    1,736,555   $   1,660,899
                                                                     =============   ==============   =============

        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                              YEAR ENDED DECEMBER 31,
                                                                         1999          1998           1997
                                                                                   (IN THOUSANDS)
CASH FLOW FROM CONTINUING OPERATIONS ACTIVITIES
 Net income from continuing operations                               $    143,311   $    112,117   $    162,404
 Net (loss) income from discontinued operations                           (54,429)        25,012          7,248

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
 PROVIDED BY CONTINUING OPERATIONS:
 Net realized investment gains                                            (35,675)       (58,202)      (111,465)
 Amortization and depreciation                                             69,367         51,076         61,876
 Equity in undistributed earnings of affiliates and partnerships         (138,215)       (44,119)       (38,588)
 Deferred income taxes (benefit)                                          (14,102)           398         25,298
 (Increase) in receivables                                                (67,688)       (23,846)       (46,178)
 Increase (decrease) in deferred policy acquisition costs                   3,493        (26,945)       (44,406)
 Increase in policy liabilities and accruals                              329,660        368,528        494,462
 Increase in other assets/other liabilities, net                           53,901         58,795         54,230
 Other, net                                                                 2,752          1,660          7,752
                                                                     ------------  -------------  -------------
  Net cash provided by operating activities of continuing operations      346,804        439,462        565,385
  Net cash (used for) provided by operating activities of
   discontinued operations                                               (105,537)       104,512         88,907
                                                                     ------------  -------------  -------------

CASH FLOW FROM INVESTING ACTIVITIES OF CONTINUING OPERATIONS
 Proceeds from sales, maturities or repayments
  of available-for-sale debt securities                                 1,702,889      1,322,381      1,082,132
 Proceeds from maturities or repayments of held-to-maturity debt
  securities                                                              186,710        267,746        200,946
 Proceeds from disposals of equity securities                             163,530         45,204         51,373
 Proceeds from mortgage loan maturities or repayments                     124,864        200,419        164,213
 Proceeds from sale of real estate and other invested assets               37,952        439,917        213,224
 Proceeds from distributions of venture capital partnerships               26,730         18,550          5,650
 Proceeds from sale of subsidiaries and affiliates                         15,000         16,300
 Purchase of available-for-sale debt securities                        (1,672,705)    (2,400,058)    (1,547,855)
 Purchase of held-to-maturity debt securities                            (427,472)      (585,370)      (183,371)
 Purchase of equity securities                                           (162,391)       (85,002)       (88,573)
 Purchase of subsidiaries                                                (187,621)        (6,647)      (246,400)
 Purchase of mortgage loans                                               (25,268)       (75,974)      (140,831)
 Purchase of real estate and other invested assets                        (71,407)      (134,224)       (50,599)
 Purchase of venture capital partnerships                                (108,461)       (67,200)       (39,994)
 Change in short term investments, net                                     52,616        855,117         23,135
 Increase in policy loans                                                 (34,298)       (21,532)       (59,699)
 Capital expenditures                                                     (20,505)       (25,052)       (44,380)
 Other investing activities, net                                            1,697         (6,540)        (1,750)
                                                                     ------------  -------------  -------------

  Net cash used for investing activities of continuing operations        (398,140)      (241,965)      (662,779)
  Net cash provided by (used for) investing activities of
discontinued operations                                                   157,267       (101,532)       (93,239)
                                                                     ------------  -------------  -------------

CASH FLOW FROM FINANCING ACTIVITIES OF CONTINUING OPERATIONS
 Withdrawals of contractholder deposit funds,
  net of deposits and interest credited                                    (1,908)       (11,124)       (17,902)
 Proceeds from repayment of securities sold
  subject to repurchase agreements                                         28,398       (137,473)       137,473
 Proceeds from borrowings                                                 124,500            136        215,359
 Repayment of borrowings                                                  (11,683)       (55,589)      (243,293)
 Dividends paid to minority shareholders in consolidated
  subsidiaries                                                             (4,240)        (4,938)        (6,895)
 Other financing activities                                                  (361)        (5,664)        (1,250)
                                                                     ------------  -------------  -------------
  Net cash provided by (used for) financing activities of
   continuing operations                                                  134,706       (214,652)        83,492
  Net cash (used for) provided by financing activities of
   discontinued operations                                                (62,677)        (7,739)         4,489
                                                                     ------------  -------------  -------------

NET CHANGE IN CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS           83,370        (17,155)       (13,902)

NET CHANGE IN CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS        (10,947)        (4,759)           157
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                              115,187        137,101        150,846
                                                                     ------------  -------------  -------------
CASH AND CASH EQUIVALENTS, END OF YEAR                               $    187,610  $     115,187  $     137,101
                                                                     ============  =============  =============

SUPPLEMENTAL CASH FLOW INFORMATION
  Income taxes paid, net                                             $   106,372   $      44,508  $      76,167
  Interest paid on indebtedness                                      $    34,791   $      32,834  $      32,300

        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.  DESCRIPTION OF BUSINESS

    Phoenix Home Life Mutual Insurance Company and its subsidiaries (Phoenix) market a wide range of insurance and investment products and services including individual participating life insurance, term, universal and variable life insurance, annuities, and investment advisory and mutual fund distribution services. These products and services are distributed among three reportable segments: Individual, Investment Management and Corporate & Other. See Note 10 - "Segment Information."

    Additionally, in 1999, Phoenix discontinued the operations of four of its business units: the Reinsurance Operations, the Property and Casualty Brokerage Operations, the Real Estate Management Operations and the Group Insurance Operations. See Note 11 - "Discontinued Operations."


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of Phoenix and significant subsidiaries. Less than majority-owned entities in which Phoenix has significant influence over operating and financial policies, and generally at least a 20% ownership interest, are reported on the equity basis.

    These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, related reinsurance recoverables, income taxes, contingencies and valuation allowances for investment assets are discussed throughout the Notes to Consolidated Financial Statements. Significant inter-company accounts and transactions have been eliminated. Amounts for 1998 and 1997 have been retroactively restated to account for income from venture capital partnership investments and leveraged lease investments. See Note 20 - "Prior Period Adjustments" for venture capital investment and leveraged lease investment information. Certain reclassifications have been made to the 1998 and 1997 amounts to conform with the 1999 presentation.

    VALUATION OF INVESTMENTS

    Investments in debt securities include bonds, mortgage-backed and asset-backed securities. Phoenix classifies its debt securities as either held-to-maturity or available-for-sale investments. Debt securities held-to-maturity consist of private placement bonds reported at amortized cost, net of impairments, that management intends and has the ability to hold until maturity. Debt securities available-for-sale are reported at fair value with unrealized gains or losses included in equity and consist of public bonds and preferred stocks that management may not hold until maturity. Debt securities are considered impaired when a decline in value is considered to be other than temporary.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    For the mortgage-backed and asset-backed bond portion of the debt security portfolio, Phoenix recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date, and anticipated future payments and any resulting adjustment is included in net investment income.

    Equity securities are classified as available-for-sale and are reported at fair value, based principally on their quoted market prices, with unrealized gains or losses included in equity. Equity securities are considered impaired when a decline in value is considered to be other than temporary.

    Mortgage loans on real estate are stated at unpaid principal balances, net of valuation reserves on impaired mortgages. A mortgage loan is considered to be impaired if management believes it is probable that Phoenix will be unable to collect all amounts of contractual interest and principal as scheduled in the loan agreement. An impaired mortgage loan's fair value is measured based on the present value of future cash flows discounted at the loan's observable market price or at the fair value of the collateral. If the fair value of a mortgage loan is less than the recorded investment in the loan, the difference is recorded as a valuation reserve.

    Real estate, all of which is held for sale, is carried at the lower of cost or current fair value less costs to sell. Fair value for real estate is determined taking into consideration one or more of the following factors: property valuation techniques utilizing discounted cash flows at the time of stabilization including capital expenditures and stabilization costs; sales of comparable properties; geographic location of the property and related market conditions; and disposition costs.

    Policy loans are generally carried at their unpaid principal balances and are collateralized by the cash values of the related policies.

    Short-term investments are carried at amortized cost, which approximates fair value.

    Venture capital partnership and other partnership interests are carried at cost adjusted for Phoenix's equity in undistributed earnings or losses since acquisition, less allowances for other than temporary declines in value. These earnings or losses are included in investment income. Venture capital partnerships generally account for the underlying investments held in the partnerships at fair value. These investments can include public and private common and preferred stock, notes, warrants and other investments. Investments that are publicly traded are generally valued at closing market prices. Investments that are not publicly traded, which are usually subject to restrictions on resale, are generally valued at cost or at estimated fair value, as determined in good faith by the general partner after giving consideration to operating results, financial conditions, recent sales prices of issuers' securities and other pertinent information. Some general partners will discount the fair value of private investments held to reflect these restrictions. These valuations subject the earnings to volatility. Beginning in 1999, Phoenix includes equity in undistributed unrealized capital gains and losses on investments held in the venture capital partnerships in net investment income. Prior to 1999, these amounts were not recorded. Prior years have been restated to reflect this change. See Note 20
    - "Prior Period Adjustments" for additional information on venture capital partnership investments.

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PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    Other invested assets include leveraged lease investments. These investments represent the net of the estimated residual value of the lease assets, rental receivables, and unearned and deferred income to be allocated over the lease term. Investment income is calculated using the interest method and is recognized only in periods in which the net investment is positive.

    Realized investment gains and losses, other than those related to separate accounts for which Phoenix does not bear the investment risk, are determined by the specific identification method and reported as a component of revenue. A realized investment loss is recorded when an investment valuation reserve is determined. Valuation reserves are netted against the asset categories to which they apply and changes in the valuation reserves are included in realized investment gains and losses. Unrealized investment gains and losses on debt securities and equity securities classified as available-for-sale are included as a component of equity, net of deferred income taxes and deferred policy acquisition costs.

    FINANCIAL INSTRUMENTS

    In the normal course of business, Phoenix enters into transactions involving various types of financial instruments including debt, investments such as debt securities, mortgage loans and equity securities, off-balance sheet financial instruments such as investment and loan commitments, financial guarantees, interest rate swaps, interest rate caps, interest rate floors and swaptions. These instruments have credit risk and also may be subject to risk of loss due to interest rate and market fluctuations.

    Phoenix enters into interest rate swap agreements to reduce market risks from changes in interest rates. Phoenix does not enter into interest rate swap agreements for trading purposes. Under interest rate swap agreements, Phoenix exchanges cashflows with another party, at specified intervals, for a set length of time based on a specified notional principal amount. Typically, one of the cash flow streams is based on a fixed interest rate set at the inception of the contract, and the other is a variable rate that periodically resets. Generally, no premium is paid to enter into the contract and no payment of principal is made by either party. The amounts to be received or paid on these swap agreements are accrued and recognized in net investment income.

    Phoenix enters into interest rate floor, interest rate cap and swaption contracts as a hedge for its assets and liabilities against substantial changes in interest rates. Phoenix does not enter into interest rate floor, interest rate cap and swaption contracts for trading purposes. Interest rate floor and interest rate cap agreements are contracts with a counterparty which require the payment of a premium and give Phoenix the right to receive over the maturity of the contract, the difference between the floor or cap interest rate and a market interest rate on specified future dates based on an underlying notional principal. Swaption contracts are options to enter into an interest rate swap transaction on a specified future date and at a specified price. Upon the exercise of a swaption, Phoenix would either receive a swap agreement at the pre-specified terms or cash for the market value of the swap. Phoenix pays the premium for these instruments on a quarterly basis over the maturity of the contract, and recognizes these payments in net investment income.

    Phoenix enters into foreign currency swap agreements to hedge against fluctuations in foreign currency exposure. Under these agreements, Phoenix agrees to exchange with another party, principal and periodic interest payments denominated in foreign currency for payments denominated in U.S. dollars. The amounts to be received or paid on these foreign currency swap agreements is recognized in net investment income. To reduce counterparty credit risks and

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PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    diversify counterparty exposure, Phoenix only enters into derivative contracts with highly rated financial institutions.

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents includes cash on hand and money market instruments.

    DEFERRED POLICY ACQUISITION COSTS

    The costs of acquiring new business, principally commissions, underwriting, distribution and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs (DAC) are subject to recoverability testing at the time of policy issue and loss recognition at the end of each accounting period. For individual participating life insurance policies, deferred policy acquisition costs are amortized in proportion to historical and anticipated gross margins. Deviations from expected experience are reflected in earnings in the period such deviations occur.

    For universal life insurance policies, limited pay and investment type contracts, deferred policy acquisition costs are amortized in proportion to total estimated gross profits over the expected average life of the contracts using estimated gross margins arising principally from investment, mortality and expense margins and surrender charges based on historical and anticipated experience, updated at the end of each accounting period.

    GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. These costs are amortized on a straight-line basis over periods, not exceeding 40 years, that correspond with the benefits expected to be derived from the acquisitions. Other intangible assets are amortized on a straight-line basis over their estimated lives. Management periodically reevaluates the propriety of the carrying value of goodwill and other intangible assets by comparing estimates of future undiscounted cash flows to the carrying value of assets. Assets are considered impaired if the carrying value exceeds the expected future undiscounted cash flows.

    SEPARATE ACCOUNTS

    Separate account assets and liabilities are funds maintained in accounts to meet specific investment objectives of contractholders who bear the investment risk. Investment income and investment gains and losses accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of Phoenix. The assets and liabilities are carried at market value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Amounts assessed to the contractholders for management services are included in revenues.

    POLICY LIABILITIES AND ACCRUALS

    Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Policy liabilities for traditional life insurance are computed using the net level premium method on the basis of actuarial assumptions as to assumed rates of interest, mortality, morbidity and withdrawals. Liabilities for universal life include deposits received from customers and

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality charges.

    Liabilities for outstanding claims, losses and loss adjustment expenses are amounts estimated to cover incurred losses. These liabilities are based on individual case estimates for reported losses and estimates of unreported losses based on past experience.

    Unearned premiums relate primarily to individual participating life insurance as well as group life, accident and health insurance premiums. The premiums are reported as earned on a pro-rata basis over the contract period. The unexpired portion of these premiums is recorded as unearned premiums.

    PREMIUM AND FEE REVENUE AND RELATED EXPENSES

    Life insurance premiums, other than premiums for universal life and certain annuity contracts, are recorded as premium revenue on a pro-rata basis over each policy year. Benefits, losses and related expenses are matched with premiums over the related contract periods. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income and mortality, administration and surrender charges assessed against the fund values during the period. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values.

    POLICYHOLDERS' DIVIDENDS

    Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of Phoenix. The amount of policyholders' dividends to be paid is determined annually by Phoenix's board of directors. The aggregate amount of policyholders' dividends is related to the actual interest, mortality, morbidity and expense experience for the year and Phoenix's judgment as to the appropriate level of statutory surplus to be retained. At the end of the reporting period, Phoenix establishes a dividend liability for the pro-rata portion of the dividends payable on the next anniversary date of each policy. Phoenix also establishes a liability for termination dividends.

    INCOME TAXES

    Phoenix and its eligible affiliated companies have elected to file a life/nonlife consolidated federal income tax return for 1999 and prior years. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions in the percentage of eligible non-life tax losses that can be applied to offset life company taxable income.

    Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. These differences result primarily from policy liabilities and accruals, policy acquisition expenses, investment impairment reserves, reserves for postretirement benefits and unrealized gains or losses on investments.

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PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    As a mutual life insurance company, Phoenix is required to reduce its income tax deduction for policyholder dividends by the differential earnings amount, defined as the difference between the earnings rates of stock and mutual companies applied against an adjusted base of policyholders' surplus.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In June, 1999, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133". Because of the complexities associated with transactions involving derivative instruments and their prevalent use as hedging instruments and, because of the difficulties associated with the implementation of Statement 133, the effective date of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was delayed until fiscal years beginning after June 15, 2000. SFAS No. 133, initially issued on June 15, 1998, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. For fair-value hedge transactions in which Phoenix is hedging changes in an asset's, liability's or firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. For cash-flow hedge transactions, in which Phoenix is hedging the variability of cashflows related to a variable-rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified as earnings in the period in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges will be recognized in current period earnings.

    Phoenix has not yet determined the impact that the adoption of SFAS 133 will have on its earnings or statement of financial position.

    Phoenix adopted SFAS No. 130, "Reporting Comprehensive Income," as of January 1, 1998. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of financial statements. This statement defines the components of comprehensive income as those items that were previously reported only as components of equity and were excluded from net income.

    In 1998, Phoenix adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the " industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of Phoenix's reportable segments. The adoption of this statement did not affect the results of operations or financial position but did affect the disclosure of segment information.

    In 1998, Phoenix adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which amends SFAS No. 87, " Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions". The new statement revises and standardizes

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PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    employers' disclosures about pension and other postretirement benefit plans. Adoption of this statement did not affect the results of operations or financial position of Phoenix.

    On January 1, 1999, Phoenix adopted Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP 97-3 provides guidance for assessments related to insurance activities. The adoption of SOP 97-3 did not have a material impact on Phoenix's results from operations or financial position.

    On January 1, 1999, Phoenix adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance for determining when an entity should capitalize or expense external and internal costs of computer software developed or obtained for internal use. The adoption of SOP 98-1 did not have a material impact on Phoenix's results from operations or financial position.

    On January 1, 1999, Phoenix adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires that start-up costs capitalized prior to January 1, 1999 should be written off and any future start-up costs be expenses as incurred. The adoption of SOP 98-5 did not have a material impact on Phoenix's results from operations or financial position.

3.  SIGNIFICANT TRANSACTIONS

    DISCONTINUED OPERATIONS

    During 1999, Phoenix discontinued the operations of four of its business units; the Reinsurance Operations, the Property and Casualty Brokerage Operations, the Real Estate Management Operation and the Group Insurance Operations. Disclosures concerning the financial impact of these transactions are contained in Note 11 - "Discontinued Operations."

    PFG HOLDINGS, INC.

    On October 29, 1999, PM Holdings, a wholly-owned subsidiary of Phoenix, purchased 100% of PFG Holdings, Inc. 8% cumulative preferred stock convertible into a 67% interest in common stock for $5 million in cash. In addition Phoenix has an option to purchase all the outstanding common stock during year six at a value to 80% of the appraised value of the common stock at that time. As of the statement date this option had not been executed. Since the investment represents a majority interest Phoenix has consolidated this entity for GAAP as if the preferred stock had been converted and established a minority interest for outside shareholders. The transaction resulted in goodwill of $3.8 million to be amortized over 10 years.

    PFG Holdings was formed to purchase three of The Guarantee Life Companies' operating subsidiaries: AGL Life Assurance Company, PFG Distribution Company and Philadelphia Financial Group. These subsidiaries develop, market and underwrite specialized private placement variable life and annuity products.

    AGL Life Assurance Company must maintain at least $10 million of capital and surplus to satisfy certain regulatory minimum capital requirements. PM Holdings provided financing at the purchase date of $11 million to PFG Holdings in order for AGL Life Assurance to meet this minimum requirement. The debt is an 8.34% senior secured note maturing in 2009.

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PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    EMPRENDIMIENTO COMPARTIDO, S.A., (EMCO)

    At January 1, 1999 PM Holdings held 9.1 million shares of EMCO, representing a 35% ownership interest the Argentine financial services company that provides pension management, annuities and life insurance products. On June 23, 1999, PM Holdings became the majority owner of EMCO when it purchased
    13.9 million shares of common stock from the Banco del Suquia, S.A. for $29.5 million, plus $10.0 million for a five year covenant not-to-compete. Payment for the stock will be made in three installments: $10.0 million, 180 days from closing; $10.0 million, 360 days from closing; and $9.5 million, 540 days from closing, all subject to interest of 7.06%. The covenant was paid at the time of closing.

    In addition, EMCO purchased, for its treasury, 3.0 million shares of its outstanding common stock held by two banks. This, in combination with the purchase described above, increased PM Holdings ownership interest from 35% to 100% of the then outstanding stock.

    On November 12, 1999, PM Holdings sold 11.5 million shares (50% interest) of EMCO common stock for $40.0 million generating a pre-tax gain of $11.3 million. PM Holdings received $15.0 million in cash plus a $9.0 million two-year 8% interest bearing note, and a $16.0 million five-year 8% interest bearing note. PM Holdings uses the equity method of accounting to account for its remaining 50% interest in EMCO.

    After the sale, the remaining excess of the purchase price over the fair value of the acquired net tangible assets totaled $17.0 million. That consisted of a covenant not-to-compete of $5.0 million which is being amortized over five years and goodwill of $12.0 million which is being amortized over ten years.

    PHOENIX NEW ENGLAND TRUST

    On October 29, 1999, PM Holdings indirectly acquired 100% of the common stock of New London Trust, a banking subsidiary of Sun Life of Canada, for $30.0 million in cash. New London Trust, renamed Phoenix New England Trust, is a New Hampshire based federal savings bank that operates a trust division with assets under management of approximately $1 billion. Immediately following this acquisition, on November 1, 1999, PM Holdings sold the New London Trust's New Hampshire retail banking operations to Lake Sunapee Bank and Mascoma Savings Bank in New Hampshire and the Connecticut branches to Westbank Corporation, for a total of $25.2 million in cash. No gain or loss was recognized on this sale. PM Holdings retained the trust business and four trust offices of New London Trust, located in New Hampshire and Vermont.

    LOMBARD INTERNATIONAL ASSURANCE, S.A.

    On November 5, 1999, PM Holdings purchased 12% of the common stock of Lombard International Assurance, S.A., a Pan-European financial services company, for $29.1 million in cash. Lombard provides investment-linked insurance products to high-net-worth individuals in eight European countries. This investment is classified as equity securities in the Consolidated Balance Sheet.

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PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    PHOENIX INVESTMENT PARTNERS, LTD.

    On March 1, 1999, Phoenix Investment Partners completed its acquisition of the retail mutual fund and closed-end fund business of the New York City based Zweig Group. Under the terms of the agreement, Phoenix Investment Partners paid $135.0 million at closing and will pay up to an additional $29.0 million over the next three years based on revenue growth of the Zweig funds. The Zweig Group managed approximately $3.3 billion of assets as of December 31,1999.

    On December 3, 1998, Phoenix Investment Partners completed the sale of its 49% interest in Canadian investment firm Beutel, Goodman & Company, Ltd. for $47.0 million. Phoenix Investment Partners received $37.0 million in cash and a $10.0 million three-year interest bearing note. The transaction resulted in a before-tax gain of approximately $17.5 million. Phoenix's interest represents an after-tax realized gain of approximately $6.8 million.

    Phoenix owns approximately 60% of the outstanding Phoenix Investment Partners' common stock. In addition, Phoenix owns 45% of Phoenix Investment Partners' convertible subordinated debentures.

    ABERDEEN ASSET MANAGEMENT PLC

    On February 18, 1999, PM Holdings purchased an additional 15.1 million shares of the common stock of Aberdeen Asset Management for $29.4 million.

    As of December 31, 1999, PM Holdings owned 21% of the outstanding common stock of Aberdeen Asset Management, a Scottish asset management firm. The investment is reported on the equity basis and classified as other invested assets in the Consolidated Balance Sheet.

    DIVIDEND SCALE REDUCTION

    In consideration of the decline of interest rates in the financial markets, Phoenix's Board of Directors voted in October of 1998 to adopt a reduced dividend scale, effective for dividends payable on or after January 1, 1999. Dividends for individual participating policies were reduced 60 basis points in most cases, an average reduction of approximately 8%. The effect was a decrease of approximately $15.7 million in the policyholder dividends expense in 1998. In October 1999, Phoenix's Board of Directors voted to maintain the dividend scale for dividends payable on or after January 1, 2000.

    REAL ESTATE SALES

    On December 15, 1998, Phoenix sold 47 commercial real estate properties with a carrying value of $269.8 million, and 4 joint venture real estate partnerships with a carrying value of $10.5 million, for approximately $309 million in cash. This transaction, along with the sale of 18 other properties and partnerships during 1998, which had a carrying value of $36.7 million, resulted in pre-tax gains of approximately $67.5 million. As of December 31, 1999, Phoenix had 3 commercial real estate properties remaining with a carrying value of $42.9 million and 5 joint venture real estate partnerships with a carrying value of $49.1 million.

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PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.  INVESTMENTS

    Information pertaining to Phoenix's investments, net investment income and realized and unrealized investment gains and losses follows:

    DEBT AND EQUITY SECURITIES

    The amortized cost and fair value of investments in debt and equity securities as of December 31, 1999 were as follows:

                                                                          GROSS           GROSS
                                                       AMORTIZED       UNREALIZED      UNREALIZED          FAIR
                                                          COST            GAINS          LOSSES           VALUE
                                                                             (IN THOUSANDS)

    DEBT SECURITIES

    HELD-TO-MATURITY:
    State and political subdivision bonds            $       27,595   $         416   $      (1,033)  $      26,978
    Foreign government bonds                                  3,032                            (796)          2,236
    Corporate securities                                  1,776,174          12,945         (95,707)      1,693,412
    Mortgage-backed and asset-backed
     securities                                             285,387           1,361         (19,166)        267,582
                                                     --------------   -------------   -------------   -------------

     Total held-to-maturity securities                    2,092,188          14,722        (116,702)      1,990,208
     Less: held-to-maturity securities of
      discontinued operations                               102,019             736          (5,835)         96,920
                                                     --------------   -------------   -------------   -------------
     Total held-to-maturity securities of
      continuing operations                               1,990,169          13,986        (110,867)      1,893,288
                                                     --------------   -------------   -------------   -------------

    AVAILABLE-FOR-SALE:
    U.S. government and agency bonds                        283,697           1,955          (6,537)        279,115
    State and political subdivision bonds                   495,860           4,765         (21,751)        478,874
    Foreign government bonds                                273,868          23,700          (3,990)        293,578
    Corporate securities                                  2,353,228          18,578        (102,773)      2,269,033
    Mortgage-backed and asset-backed
     securities                                           2,977,136          17,916        (103,264)      2,891,788
                                                     --------------   -------------   -------------   -------------
     Total available-for-sale securities                  6,383,789          66,914        (238,315)      6,212,388
     Less: available-for-sale securities of
      discontinued operations                               725,077           7,600         (27,068)        705,609
                                                     --------------   -------------   -------------   -------------
      Total available-for-sale securities of
      continuing operations                               5,658,712          59,314        (211,247)      5,506,779
                                                     --------------   -------------   -------------   -------------

     TOTAL DEBT SECURITIES OF CONTINUING
      OPERATIONS                                     $    7,648,881   $      73,300   $    (322,114)  $   7,400,067
                                                     ==============  ==============   =============   =============

    EQUITY SECURITIES                                $      311,100   $    176,593    $     (24,211)  $     463,482
     Less: equity securities of discontinued
      operations                                              1,869                                           1,869
                                                     --------------   -------------   -------------   -------------
     TOTAL EQUITY SECURITIES OF CONTINUING
      OPERATIONS                                     $      309,231   $    176,593    $     (24,211)  $     461,613
                                                     ==============   ============    =============   =============

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PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The amortized cost and fair value of investments in debt and equity securities as of December 31, 1998 were as follows:

                                                                           GROSS          GROSS
                                                         AMORTIZED      UNREALIZED     UNREALIZED         FAIR
                                                           COST            GAINS         LOSSES           VALUE
                                                                              (IN THOUSANDS)

    DEBT SECURITIES
    HELD-TO-MATURITY:
    State and political subdivision bonds              $      10,562   $        643   $         (78)  $      11,127
    Foreign government bonds                                    3,036                          (743)          2,293
    Corporate securities                                    1,695,789         98,896        (13,823)      1,780,862
    Mortgage-backed and asset-backed
     securities                                               172,300          6,201            (12)        178,489
                                                       --------------  -------------  -------------   -------------

      Total held-to-maturity securities                     1,881,687        105,740        (14,656)      1,972,771
      Less: held-to-maturity securities of
       discontinued operations                                156,248          8,776         (1,216)        163,808
                                                       --------------  -------------  -------------   -------------
      Total held-to-maturity securities of
       continuing operations                                1,725,439         96,964        (13,440)      1,808,963
                                                       --------------  -------------  -------------   -------------

    AVAILABLE-FOR-SALE:
    U.S. government and agency bonds                          497,089         34,454           (422)        531,121
    State and political subdivision bonds                     529,977         43,622           (104)        573,495
    Foreign government bonds                                  293,968         28,814        (18,691)        304,091
    Corporate securities                                    1,993,720        110,525        (36,656)      2,067,589
    Mortgage-backed and asset-backed
     securities                                             3,121,690        110,172        (14,618)      3,217,244
                                                       --------------  -------------  -------------   -------------

      Total available-for-sale securities                   6,436,444        327,587        (70,491)      6,693,540
      Less: available-for-sale securities of
       discontinued operations                                678,992         34,558         (7,436)        706,114
                                                       --------------  -------------  -------------   -------------
      Total available-for-sale securities of
       continuing operations                                5,757,452        293,029        (63,055)      5,987,426
                                                       --------------  -------------  -------------   -------------
      TOTAL DEBT SECURITIES OF CONTINUING
       OPERATIONS                                      $    7,482,891  $     389,993  $     (76,495)  $   7,796,389
                                                       ==============  =============  =============   =============

    EQUITY SECURITIES                                  $      223,915  $     102,018  $     (21,388)  $     304,545
      Less: equity securities of discontinued
       operations                                               2,896                                         2,896
                                                       --------------  -------------  -------------   -------------
      TOTAL EQUITY SECURITIES OF CONTINUING
       OPERATIONS                                      $      221,019  $    102,018  $     (21,388)  $     301,649
                                                       ==============  ============  =============   =============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The sale of fixed maturities held-to-maturity relate to certain securities, with amortized cost of $3.9 million, $19.6 million and $59.1 million, for the years ended December 31, 1999, 1998 and 1997, respectively, which were sold specifically due to a significant decline in the issuers' credit quality. The related realized losses, net of the sales, were $0.2 million, $0.8 million and $10.1 million in 1999, 1998 and 1997, respectively.

    The amortized cost and fair value of debt securities, by contractual sinking fund payment and maturity, as of December 31, 1999 are shown below. Actual maturity may differ from contractual maturity because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or Phoenix may have the right to put or sell the obligations back to the issuers.

                                                          HELD-TO-MATURITY                AVAILABLE-FOR-SALE
                                                     AMORTIZED          FAIR           AMORTIZED          FAIR
                                                        COST           VALUE             COST             VALUE
                                                                            (IN THOUSANDS)

    Due in one year or less                        $      118,171  $      116,992   $        43,180   $      43,483
    Due after one year through five years                 583,115         564,215           534,417         532,676
    Due after five years through ten years                587,568         566,505         1,146,805       1,104,661
    Due after ten years                                   517,946         474,913         1,682,250       1,639,771
    Mortgage-backed and
     asset-backed securities                              285,388         267,583         2,977,137       2,891,797
                                                   --------------  --------------   ---------------   -------------

    Total                                          $    2,092,188  $    1,990,208   $     6,383,789   $   6,212,388
    Less: securities of discontinued
     operations                                           102,019          96,920           725,077         705,609
                                                   --------------  --------------   ---------------   -------------
    Total securities of continuing
     operations                                    $    1,990,169  $    1,893,288   $     5,658,712   $   5,506,779
                                                   ==============  ==============   ===============   =============

    Carrying values for investments in mortgage-backed and asset-backed securities, excluding U.S. government guaranteed investments, were as follows:

                                                                                         DECEMBER 31,
                                                                                 1999                 1998
                                                                                        (IN THOUSANDS)

    Planned amortization class                                              $      168,027     $            433,668
    Asset-backed                                                                   956,892                  910,594
    Mezzanine                                                                      194,849                  280,162
    Commercial                                                                     735,238                  641,485
    Sequential pay                                                               1,039,001                  982,576
    Pass through                                                                    77,154                  119,065
    Other                                                                            6,014                   21,994
                                                                            --------------     --------------------

    Total mortgage-backed and asset-backed securities                       $    3,177,175     $          3,389,544
                                                                            ==============     ====================

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    MORTGAGE LOANS AND REAL ESTATE

    Phoenix's mortgage loans and real estate are diversified by property type and location and, for mortgage loans, by borrower. Mortgage loans are collateralized by the related properties and are generally 75% of the properties' value at the time the original loan is made.

    Mortgage loans and real estate investments comprise the following property types and geographic regions:

                                             MORTGAGE LOANS                              REAL ESTATE
                                              DECEMBER 31,                               DECEMBER 31,
                                        1999                 1998                 1999                 1998
                                             (IN THOUSANDS)                             (IN THOUSANDS)
    PROPERTY TYPE:
    Office buildings             $         183,912      $        221,244     $         30,545    $         38,343
    Retail                                 208,606               203,927               14,111              36,858
    Apartment buildings                    252,947               261,894               41,744              21,553
    Industrial buildings                    82,699               121,789                                    1,600
    Other                                    2,950                19,089                8,859                  32
    Valuation allowances                   (14,283)              (30,600)              (3,232)             (6,411)
                                 -----------------     -----------------    -----------------    ----------------
    Total                        $         716,831     $         797,343     $         92,027    $         91,975
                                 =================     ================= =   ================    ================

    GEOGRAPHIC REGION:
    Northeast                    $         149,336     $         169,368     $         59,582    $         47,709
    Southeast                              198,604               213,916                   32                  32
    North central                          164,150               176,683                  744              11,453
    South central                          105,062                98,956               21,232              22,649
    West                                   113,962               169,020               13,669              16,543
    Valuation allowances                   (14,283)              (30,600)              (3,232)             (6,411)
                                 -----------------     ------------------    ----------------    ----------------
     Total                       $         716,831     $         797,343     $         92,027    $         91,975
                                 =================    ==================     ================    ================

    At December 31, 1999, scheduled mortgage loan maturities were as follows:
    2000 - $92 million; 2001 - $87 million; 2002 - $32 million; 2003 - $109 million; 2004 - $38 million; 2005 - $35 million, and $338 million thereafter. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. Phoenix refinanced $6.7 million and $2.3 million of its mortgage loans during 1999 and 1998, respectively, on terms which differed from those granted to new borrowers.

    The carrying value of delinquent and in process of foreclosure mortgage loans at December 31, 1999 and 1998 is $6.0 million and $17.2 million, respectively. There are valuation allowances of $5.4 million and $14.7 million, respectively, on these mortgages.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    INVESTMENT VALUATION ALLOWANCES

    Investment valuation allowances which have been deducted in arriving at investment carrying values as presented in the Consolidated Balance Sheet and changes thereto were as follows:

                                    BALANCE AT                                                      BALANCE AT
                                    JANUARY 1,            ADDITIONS           DEDUCTIONS           DECEMBER 31,
                                                                  (IN THOUSANDS)
    1999
    Mortgage loans               $          30,600    $           9,697    $         (26,014)   $           14,283
    Real estate                              6,411                  183               (3,362)                3,232
                                 -----------------    -----------------   ------------------    ------------------
    Total                        $          37,011    $           9,880    $         (29,376)   $           17,515
                                 =================    =================   ==================    ==================

    1998
    Mortgage loans               $          35,800     $         50,603    $         (55,803)   $           30,600
    Real estate                             28,501                5,108              (27,198)                6,411
                                 -----------------    -----------------   ------------------    ------------------
    Total                        $          64,301     $         55,711    $         (83,001)   $           37,011
                                 =================    =================   ==================    ==================

    1997
    Mortgage loans               $          48,399     $          6,731    $         (19,330)   $           35,800
    Real estate                             47,509                4,201              (23,209)               28,501
                                 -----------------    -----------------   ------------------    ------------------
    Total                        $          95,908     $         10,932    $         (42,539)   $           64,301
                                 =================    =================   ==================    ==================


    NON-INCOME PRODUCING MORTGAGE LOANS AND BONDS

    The net carrying values of non-income producing mortgage loans were $0.0 million and $15.6 million at December 31, 1999 and 1998, respectively. The net carrying value of non-income producing bonds were $0.0 million and $22.3 at December 31, 1999 and 1998, respectively.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    DERIVATIVE INSTRUMENTS

    Derivative instruments at December 31, are summarized below:

                                                               1999                            1998
                                                                         ($ IN THOUSANDS)

    Swaptions:
      Notional amount                                $              1,600,000
      Weighted average strike rate                                      5.02%
      Index rate (1)                                               10 Yr. CMS
      Fair value                                     $                (8,200)

    Interest rate floors:
      Notional amount                                $              1,210,000            $         570,000
      Weighted average strike rate                                      4.57%                        4.59%
      Index rate (1)                                         2-10 Yr. CMT/CMS                 5-10 Yr. CMT
      Fair value                                     $                (7,542)            $           1,423

    Interest rate swaps:
      Notional amount                                $                474,037            $         424,573
      Weighted average received rate                                    6.33%                        6.27%
      Weighted average paid rate                                        6.09%                        5.82%
      Fair value                                     $                  1,476            $          10,989

    Foreign currency swaps:
      Notional amount                                $                  8,074
      Weighted average received rate                                   12.04%
      Weighted average paid rate                                       10.00%
      Fair value                                     $                    213

    Interest rate caps:
      Notional amount                                $                 50,000            $          50,000
      Weighted average strike rate                                      7.95%                        7.95%
      Index rate (1)                                               10 Yr. CMT                   10 Yr. CMT
      Fair value                                     $                    842            $            (96)

    (1) Constant maturity treasury yields (CMT) and constant maturity swap yields (CMS).

    The increase in net investment income related to interest rate swap contracts was $1.0 million and $2.1 million for the years ended December 31, 1999 and 1998, respectively. The decrease in net investment income related to interest rate floor, interest rate cap and swaption contracts was $2.3 million and $0.2 million for the years ended December 31, 1999 and 1998, respectively, representing quarterly premium payments on these instruments which are being paid over the life of the contracts. The estimated fair value of these instruments represent what Phoenix would have to pay or receive if the contracts were terminated.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    Phoenix is exposed to credit risk in the event of nonperformance by counterparties to these financial instruments, but management of the Phoenix does not expect counterparties to fail to meet their financial obligations, given their high credit ratings. The credit exposure of these instruments is the positive fair value at the reporting date.

    Management of Phoenix considers the likelihood of any material loss on these instruments to be remote.

    VENTURE CAPITAL PARTNERSHIPS

    Phoenix invests in venture capital limited partnerships. These partnerships focus on early-stage ventures, primarily in the information technology and life science industries, as well as direct equity investments in leveraged buyouts and corporate acquisitions.

    Phoenix records its equity in the earnings of the partnerships in net investment income.

    The components of net investment income due to venture capital partnerships for the year ended December 31, were as follows:

                                                                              1999          1998          1997
                                                                                       (IN THOUSANDS)

    Operating losses                                                       $   (8,921)   $    (2,746)  $   (2,131)
    Realized gains on cash and stock distributions                             84,725         23,360       31,336
    Unrealized gains on investments held in the partnerships                   64,091         19,009        4,531
                                                                           ----------    -----------   ----------
    Total venture capital partnership net investment income                $  139,895    $    39,623   $   33,736
                                                                           ==========    ===========   ==========

    OTHER INVESTED ASSETS

    Other invested assets, consisting primarily of partnership interests and equity in unconsolidated affiliates, were as follows:

                                                                                        DECEMBER 31,
                                                                                 1999                  1998
                                                                                       (IN THOUSANDS)
    Transportation and equipment leases                                   $           82,063     $          80,953
    Affordable housing partnerships                                                   22,247                10,854
    Investment in Aberdeen Asset Management                                           99,074                72,257
    Investment in EMCO of Argentina                                                   13,423                10,681
    Investment in other affiliates                                                    12,389                12,706
    Seed money in separate accounts                                                   33,279                26,587
    Other partnership interests                                                       41,953                22,697
                                                                          ------------------    ------------------

    Total other invested assets                                           $          304,428     $         236,735
    Less: other invested assets of discontinued operations                             3,954                 4,604
                                                                          ------------------    ------------------
    Total other invested assets of continuing operations                  $          300,474     $         232,131
                                                                          ==================     =================

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    NET INVESTMENT INCOME

    The components of net investment income for the year ended December 31, were as follows:

                                                                          1999           1998           1997
                                                                                    (IN THOUSANDS)

    Debt securities                                                   $    641,076    $   598,892   $    509,702
    Equity securities                                                        8,272          6,469          4,277
    Mortgage loans                                                          66,285         83,101         85,662
    Policy loans                                                           148,998        146,477        122,562
    Real estate                                                              9,716         38,338         18,939
    Leveraged leases                                                         2,202          2,746          2,692
    Venture capital partnerships                                           139,895         39,623         33,736
    Other invested assets                                                    2,544          1,750          2,160
    Short-term investments                                                  22,543         23,825         18,768
                                                                      ------------    -----------   ------------

    Sub-total                                                            1,041,531        941,221        798,498
    Less investment expenses                                                23,505         23,328         22,621
                                                                      ------------    -----------   ------------

    Net investment income                                             $  1,018,026    $   917,893   $    775,877
    Less: net investment income of discontinued operations                  67,682         66,290         61,510
                                                                      ------------    -----------   ------------
    Total net investment income of continuing operations              $    950,344    $   851,603   $    714,367
                                                                      ============    ===========   ============

    Investment income of $2.7 million was not accrued on certain delinquent mortgage loans and defaulted bonds at December 31, 1999. Phoenix does not accrue interest income on impaired mortgage loans and impaired bonds when the likelihood of collection is doubtful.

    The payment terms of mortgage loans may, from time to time, be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $36.5 million and $40.8 million at December 31, 1999 and 1998, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $4.1 million, $4.9 million and $5.3 million in 1999, 1998 and 1997, respectively. Actual interest income on these loans included in net investment income was $3.5 million, $4.0 million and $3.8 million in 1999, 1998 and 1997, respectively.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    INVESTMENT GAINS AND LOSSES

    Net unrealized gains and (losses) on securities available-for-sale and carried at fair value for the year ended December 31, were as follows:

                                                            1999                  1998                1997
                                                                            (IN THOUSANDS)

    Debt securities                                   $        (428,497)   $         (7,040)    $        112,194
    Equity securities                                            71,752             (91,880)              74,547
    Deferred policy acquisition costs                           260,287               6,694              (80,603)
    Deferred income taxes                                       (33,760)            (32,279)              38,064
                                                      -----------------    ----------------     ----------------

    Net unrealized investment (losses) gains
      on securities available-for-sale                $         (62,698)   $        (59,947)    $         68,074
                                                      =================    ================     ================

    Realized investment gains and losses for the year ended December 31, were as follows:

                                                                          1999           1998            1997
                                                                                     (IN THOUSANDS)

    Debt securities                                                    $   (20,416 )  $    (4,295)   $    19,315
    Equity securities                                                       16,648         11,939         26,290
    Mortgage loans                                                          18,534         (6,895)         3,805
    Real estate                                                              2,915         67,522         44,668
    Other invested assets                                                   18,432         (4,709)        17,387
                                                                       -----------    -----------    -----------

    Net realized investment gains                                           36,113         63,562        111,465
    Less realized from discontinued operations                                 438          5,360            422
                                                                       -----------    -----------    -----------
        Net realized investment gains from continuing
     operations                                                        $    35,675    $    58,202    $   111,043
                                                                       ============   ============   ===========


    The proceeds from sales of available-for-sale debt securities and the gross realized gains and gross realized losses on those sales for the year ended December 31, were as follows:

                                                         1999                   1998                  1997
                                                                          (IN THOUSANDS)

    Proceeds from disposals                        $     1,106,929        $       912,696       $       821,339
    Gross gains on sales                           $        21,808        $        17,442       $        27,954
    Gross losses on sales                          $        39,122        $        33,641       $         5,309

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.  GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill and other intangible assets were as follows:

                                                                                          DECEMBER 31,
                                                                                     1999              1998
                                                                                         (IN THOUSANDS)

    Phoenix Investment Partners gross amounts:
      Goodwill                                                                   $     384,576     $     321,793
      Investment management contracts                                                  235,976           169,006
      Non-compete covenant                                                               5,000             5,000
      Other                                                                             10,894               472
                                                                                 -------------     -------------
    Totals                                                                             636,446           496,271
                                                                                 -------------     -------------

    Other gross amounts:
      Goodwill                                                                          32,554            16,631
      Intangible asset related to pension plan benefits                                 11,739            16,229
      Other                                                                              1,206               693
                                                                                 -------------     -------------
    Totals                                                                              45,499            33,553
                                                                                 -------------     -------------

    Total gross goodwill and other intangible assets                                   681,945           529,824

    Accumulated amortization - Phoenix Investment Partners                             (79,912)          (49,615)
    Accumulated amortization - other                                                    (8,766)           (2,314)
                                                                                 -------------     -------------

    Total net goodwill and other intangible assets                               $     593,267     $     477,895
                                                                                 =============     =============



6.  NOTES PAYABLE

                                                                               DECEMBER 31,
                                                                  1999                             1998
                                                                              (IN THOUSANDS)

    Short-term debt                                          $         21,598                $          1,938
    Bank borrowings                                                   260,284                         168,278
    Notes payable                                                       1,146
    Subordinated debentures                                            41,364                          41,359
    Surplus notes                                                     175,000                         175,000
                                                             ----------------                ----------------

    Total notes payable                                      $        499,392                $        386,575
                                                             ================                ================

    Phoenix has various lines of credit established with major commercial banks. As of December 31, 1999, Phoenix had outstanding balances totaling $436.7 million. The total unused credit was $369.0 million. Interest rates ranged from 5.26% to 7.48% in 1999.

    Maturities of other indebtedness are as follows: 2000 - $21.6 million; 2001
    - $26.0 million; 2002 $200.0 million; 2003 - $0.0 million; 2004 - $35.0 million; 2005 and thereafter - $216.8 million. Interest expense was $32.7 million, $25.9 million and $24.3 million for the years ended December 31, 1999, 1998 and 1997, respectively.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.  INCOME TAXES

    A summary of income taxes (benefits) applicable to income before income taxes and minority interest for the year ended December 31, was as follows:

                                                        1999                   1998                  1997
                                                                          (IN THOUSANDS)

    Income taxes

      Current                                     $         121,448      $         61,889      $         39,583
      Deferred                                              (13,567)                3,157                 7,658
                                                  -----------------      ----------------      ----------------

    Total                                         $         107,881      $         65,046      $         47,241
                                                  =================      ================      ================


    The income taxes attributable to the consolidated results of operations are different than the amounts determined by multiplying income before taxes by the statutory income tax rate. The sources of the difference and the tax effects of each for the year ended December 31, were as follows (in thousands, aside from the percentages):


                                                  1999                   1998                   1997
                                                                  %                      %                      %

    Income tax expense at statutory                 91,440                 65,685                 77,095
     rate                                     $                  35  $                  35  $                  35
    Dividend received deduction and
     tax-exempt interest                            (3,034)      (1)       (3,273)      (2)       (1,684)      (1)
    Other, net                                       7,922        3         2,634        2       (15,059)      (7)
                                              ------------  -------  ------------  -------  ------------  -------
                                                    96,328       37        65,046       35        60,352       27

    Differential earnings (equity tax)              11,553        4                              (13,111)      (6)
                                              ------------  -------  ------------  -------  ------------  -------

    Income taxes                              $    107,881       41  $     65,046       35  $     47,241       21
                                              ============  =======  ============  =======  ============  =======

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The deferred income tax liability (asset) represents the tax effects of temporary differences attributable to the consolidated tax return group. The components were as follows:

                                                                                      DECEMBER 31,
                                                                             1999                      1998
                                                                                     (IN THOUSANDS)

    Deferred policy acquisition costs                                   $      282,725             $    294,917
    Unearned premium/deferred revenue                                         (135,124)                (139,346)
    Impairment reserves                                                        (15,556)                 (23,111)
    Pension and other postretirement benefits                                  (68,902)                 (57,720)
    Investments                                                                177,204                  122,032
    Future policyholder benefits                                              (181,205)                (151,168)
    Other                                                                        4,683                   31,595
                                                                        --------------             ------------
                                                                                63,825                   77,199
    Net unrealized investment gains                                             26,587                   42,254
    Minimum pension liability                                                   (4,150)                  (3,349)
                                                                        --------------             ------------

    Deferred income tax liability, net                                  $       86,262              $   116,104
                                                                        ==============             ============

    Gross deferred income tax assets totaled $405 million and $375 million at December 31, 1999 and 1998, respectively. Gross deferred income tax liabilities totaled $491 million and $491 million at December 31, 1999 and 1998, respectively. It is management's assessment, based on Phoenix's earnings and projected future taxable income, that it is more likely than not that deferred income tax assets at December 31, 1999 and 1998 will be realized.

8.  PENSION AND OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFIT PLANS

    PENSION PLANS

    Phoenix has a multi-employer, non-contributory, defined benefit pension plan covering substantially all of its employees. Retirement benefits are a function of both years of service and level of compensation. Phoenix also sponsors a non-qualified supplemental defined benefit plan to provide benefits in excess of amounts allowed pursuant to the Internal Revenue Code. Phoenix's funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributable to service to date, but also for service expected to be earned in the future.

    Components of net periodic pension cost for the years ended December 31, were as follows:

                                                            1999                 1998                 1997
                                                                            (IN THOUSANDS)

    Components of net periodic benefit cost
      Service cost                                     $        11,887      $       11,046        $      10,278
      Interest cost                                             24,716              22,958               22,650
      Curtailments                                              21,604
      Expected return on plan assets                           (28,544)            (25,083)             (22,055)
      Amortization of net transition asset                      (2,369)             (2,369)              (2,369)
      Amortization of prior service cost                         1,795               1,795                1,795
      Amortization of net (gain) loss                           (2,709)             (1,247)                  25
                                                       ---------------      --------------       --------------
      Net periodic benefit cost                        $        26,380      $        7,100        $      10,324
                                                       ===============      ==============       ==============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    In 1999, Phoenix offered a special retirement program under which qualified participants' benefits under the employee pension plan were enhanced by adding five years to age and five years to pension plan service. Of the 320 eligible employees, 146 accepted the special retirement program. As a result of the special retirement program, Phoenix recorded an additional pension expense of $21.6 million for the year ended December 31, 1999.

    The aggregate change in projected benefit obligation, change in plan assets, and funded status of the plan were as follows:

                                                                                       DECEMBER 31,
                                                                                1999                 1998
                                                                                      (IN THOUSANDS)

    Change in projected benefit obligation
      Projected benefit obligation at beginning of year                   $      353,462       $       335,436
      Service cost                                                                11,887                11,046
      Interest cost                                                               24,716                22,958
      Plan amendments                                                             23,871
      Curtailments                                                                (6,380)
      Actuarial loss                                                              (4,887)                1,958
      Benefit payments                                                           (19,841)              (17,936)
                                                                          --------------       ---------------
      Benefit obligation at end of year                                   $      382,828       $       353,462
                                                                          --------------       ---------------

    Change in plan assets
      Fair value of plan assets at beginning of year                      $      364,819       $       321,555
      Actual return on plan assets                                                78,951                58,225
      Employer contributions                                                       3,883                 2,975
      Benefit payments                                                           (19,841)              (17,936)
                                                                          --------------       ---------------
      Fair value of plan assets at end of year                            $      427,812       $       364,819
                                                                          --------------       ---------------

      Funded status of the plan                                           $       44,984       $        11,357
      Unrecognized net transition asset                                          (11,847)              (14,217)
      Unrecognized prior service cost                                             11,705                16,185
      Unrecognized net gain                                                     (129,936)              (75,921)
                                                                          --------------       ---------------
      Net amount recognized                                               $      (85,094)      $       (62,596)
                                                                          ==============       ===============

    Amounts recognized in the Consolidated Balance
      Sheet consist of:
      Accrued benefit liability                                           $     (108,690)      $       (88,391)
      Intangible asset                                                            11,739                16,229
      Accumulated other comprehensive income                                      11,857                 9,566
                                                                          --------------       ---------------
                                                                          $      (85,094)      $       (62,596)
                                                                          ==============       ===============

    At December 31, 1999 and 1998, the non-qualified plan was not funded and had projected benefit obligations of $72.3 million and $57.2 million, respectively. The accumulated benefit obligations as of December 31, 1999 and 1998 related to this plan were $60.1 million and $48.4 million, respectively, and are included in other liabilities.

    Phoenix recorded, as a reduction of equity, an additional minimum pension liability of $7.7 million and $6.2 million, net of income taxes, at December 31, 1999 and 1998, respectively, representing the excess of accumulated benefit obligations over the fair value of plan assets and accrued pension liabilities for the non-qualified plan. Phoenix has also recorded an intangible asset of $11.7 million and $16.2 million as of December 31, 1999 and 1998 related to the non-qualified plan.

    The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% and 7.0% for 1999 and 1998, respectively. The discount rate assumption for 1999 was determined based on a study that matched available high quality investment securities with the expected timing of pension liability payments. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 4.5% and 4.0% for 1999 and 1998, respectively. The expected long-term rate of return on retirement plan assets was 8.0% in 1999 and 1998.

    The assets within the pension plan include corporate and government debt securities, equity securities, real estate, venture capital partnerships, and shares of mutual funds.

    Phoenix also sponsors savings plans for its employees and agents that are qualified under Internal Revenue Code Section 401(k). Employees and agents may contribute a portion of their annual salary, subject to certain limitations, to the plans. Phoenix contributes an additional amount, subject to limitation, based on the voluntary contribution of the employee or agent. Company contributions charged to expense with respect to these plans during the years ended December 31, 1999, 1998 and 1997 were $4.0 million, $4.1 million and $3.8 million, respectively.

    OTHER POSTRETIREMENT BENEFIT PLANS

    In addition to Phoenix's pension plans, Phoenix currently provides certain health care and life insurance benefits to retired employees, spouses and other eligible dependents through various plans sponsored by Phoenix. A substantial portion of Phoenix's employees may become eligible for these benefits upon retirement. The health care plans have varying copayments and deductibles, depending on the plan. These plans are unfunded.

    Phoenix recognizes the costs and obligations of postretirement benefits other than pensions over the employees' service period ending with the date an employee is fully eligible to receive benefits.

    The components of net periodic postretirement benefit cost for the year ended December 31, were as follows:

                                                           1999                  1998                  1997
                                                                            (IN THOUSANDS)

    Components of net periodic benefit cost
      Service cost                                     $       3,313          $      3,436          $      3,136
      Interest cost                                            4,559                 4,572                 4,441
      Curtailments                                             5,456
      Amortization of net gain                                (1,493)               (1,232)               (1,527)
                                                       -------------          ------------          ------------
      Net periodic benefit cost                        $      11,835          $      6,776          $      6,050
                                                       =============          ============          ============


    As a result of the special retirement program, Phoenix recorded an additional postretirement benefit expense of $5.5 million for the year ended December 31, 1999.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The plan's change in projected benefit obligation, change in plan assets, and funded status were as follows:

                                                                                      DECEMBER 31,
                                                                               1999                  1998
                                                                                     (IN THOUSANDS)
    Change in projected postretirement benefit obligation
      Projected benefit obligation at beginning of year                   $        70,943      $        66,618
      Service cost                                                                  3,313                3,436
      Interest cost                                                                 4,559                4,572
      Plan Amendments                                                               5,785
      Curtailments                                                                   (328)
      Actuarial (gain) loss                                                        (8,622)                 397
      Benefit payments                                                             (4,459)              (4,080)
                                                                          ---------------      ---------------
      Projected benefit obligation at end of year                                  71,191               70,943
                                                                          ---------------      ---------------

    Change in plan assets
      Employer contributions                                                        4,459                4,080
      Benefit payments                                                             (4,459)              (4,080)
                                                                          ---------------      ---------------
      Fair value of plan assets at end of year
                                                                          ---------------      ---------------

      Funded status of the plan                                                   (71,191)             (70,943)
      Unrecognized net gain                                                       (33,538)             (26,408)
                                                                          ---------------      ---------------
      Accrued benefit liability                                           $      (104,729)     $       (97,351)
                                                                          ===============      ===============

    The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 7.0% at December 31, 1999 and 1998, respectively.

    For purposes of measuring the accumulated postretirement benefit obligation the health care costs were assumed to increase 7.5% and 8.5% in 1999 and 1998, respectively, declining thereafter until the ultimate rate of 5.5% is reached in 2002 and remains at that level thereafter.

    The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation by $4.3 million and the annual service and interest cost by $0.6 million, before income taxes. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation by $4.1 million and the annual service and interest cost by $0.5 million, before income taxes. Gains and losses that occur because actual experience differs from the estimates are amortized over the average future service period of employees.

    OTHER POSTEMPLOYMENT BENEFITS

    Phoenix recognizes the costs and obligations of severance, disability and related life insurance and health care benefits to be paid to inactive or former employees after employment but before retirement. Other postemployment benefit expenses were $0.5 million for 1999, ($0.5) million for 1998 and $0.4 million for 1997.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

9.  COMPREHENSIVE INCOME

    The components of, and related income tax effects for, other comprehensive income for the years ended December 31, were as follows:

                                                                 1999                1998              1997
                                                                               (IN THOUSANDS)

    UNREALIZED (LOSSES) GAINS ON SECURITIES
     AVAILABLE-FOR-SALE:
    Before-tax amount                                        $      (94,224)    $      (72,255)   $      151,210
    Income tax (benefit) expense                                    (32,978)           (25,288)           52,923
                                                             --------------     --------------    --------------
    Totals                                                          (61,246)           (46,967)           98,287
                                                             --------------     --------------    --------------

    RECLASSIFICATION ADJUSTMENT FOR NET GAINS
     REALIZED IN NET INCOME:
    Before-tax amount                                                (2,234)           (19,970)          (46,481)
    Income tax (benefit)                                               (782)            (6,990)          (16,268)
                                                             --------------     --------------    --------------
    Totals                                                           (1,452)           (12,980)          (30,213)
                                                             --------------     --------------    --------------

    NET UNREALIZED (LOSSES) GAINS ON SECURITIES
     AVAILABLE-FOR-SALE:
    Before-tax amount                                               (96,458)           (92,225)          104,729
    Income tax (benefit) expense                                    (33,760)           (32,278)           36,655
                                                             --------------     --------------    --------------
    Totals                                                   $      (62,698)    $      (59,947)   $       68,074
                                                             ==============     ==============    ==============

    MINIMUM PENSION LIABILITY ADJUSTMENT:
    Before-tax amount                                        $       (2,289)    $       (2,347)   $       (3,232)
    Income tax (benefit)                                               (801)              (821)           (1,131)
                                                             --------------     --------------    --------------
    Totals                                                   $       (1,488)    $       (1,526)   $       (2,101)
                                                             ==============     ==============    ==============

    The following table summarizes accumulated other comprehensive income for the years ended December 31:

                                                                 1999              1998              1997
                                                                              (IN THOUSANDS)
     NET UNREALIZED (LOSSES) GAINS ON SECURITIES
      AVAILABLE-FOR-SALE:
     Balance, beginning of year                             $      100,510    $      160,457    $       92,383
     Change during period                                          (62,698)          (59,947)           68,074
                                                            --------------    --------------    --------------
     Balance, end of year                                           37,812           100,510           160,457
                                                            --------------    --------------    --------------

     MINIMUM PENSION LIABILITY ADJUSTMENT:

     Balance, beginning of year                                     (6,219)           (4,693)           (2,592)
     Change during period                                           (1,488)           (1,526)           (2,101)
                                                            --------------    --------------    --------------
     Balance, end of year                                           (7,707)           (6,219)           (4,693)
                                                            --------------    --------------    --------------

     ACCUMULATED OTHER COMPREHENSIVE INCOME:

     Balance, beginning of year                                     94,291           155,764            89,791
     Change during period                                          (64,186)          (61,473)           65,973
                                                            --------------    --------------    --------------
     Balance, end of year                                   $       30,105     $      94,291     $     155,764
                                                            ==============    ==============    ==============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

10. SEGMENT INFORMATION

    Phoenix offers a wide range of financial products and services. These businesses have been grouped into three reportable segments.

    The Individual segment includes the individual life insurance and annuity products including participating whole life, universal life, variable life, term life and variable annuities.

    The Investment Management segment includes retail and institutional mutual fund management and distribution including open-end funds, closed-end funds and wrap accounts.

    Corporate and Other contains several smaller subsidiaries and investment activities which do not meet the thresholds of reportable segments as defined in SFAS No. 131. They include venture capital investments, international operations, trust operations and other investments.

    The majority of Phoenix's revenue is derived in the United States. Revenue derived from outside the United States is not material and revenue derived from any single customer does not exceed ten percent of total consolidated revenues.

    The accounting policies of the segments are the same as those described in
    Note 2 - "Summary of Significant Accounting Policies." Phoenix evaluates the performance of each operating segment based on profit or loss from operations before income taxes and nonrecurring items. Phoenix does not include certain nonrecurring items to the segments. They are reported as unallocated items and include expenses associated with various lawsuits and legal disputes, postretirement medical expenses associated with an early retirement program and realized gains associated with the sales of subsidiaries. See Note 8 - " Pension and Other Postretirement and Postemployment Benefit Plans."

    Included in the following tables is certain information with respect to Phoenix's operating segments as of and for each of the years ended December 31, 1999, 1998 and 1997, as well as amounts not allocated to the segments which was described previously.

                                                                                  DECEMBER 31,
                                                                     1999             1998             1997
                                                                                 (IN MILLIONS)

    TOTAL ASSETS
    Individual                                                  $     17,990.3    $    16,919.5    $    15,709.8
    Investment Management                                                747.4            591.9            647.9
    Corporate & Other                                                  1,357.8            876.2          1,124.4
    Discontinued operations                                              187.6            283.8            250.9
                                                                --------------   --------------    -------------
      Total                                                           20,283.1         18,671.4         17,733.0
                                                                ==============   ==============    =============

    DEFERRED POLICY ACQUISITION COSTS
    Individual                                                  $     1,306.7    $      1,049.9    $     1,016.3
                                                                ==============   ==============    =============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                       1999             1998              1997
                                                                                    (IN MILLIONS)


    PREMIUMS, INSURANCE AND INVESTMENT PRODUCT FEES
    Individual                                                    $       1,361.4  $       1,416.7    $     1,259.2
    Investment Management                                                   293.9            231.0            140.7
    Corporate & Other                                                       115.2             41.1             84.1
    Less: intersegment revenues                                             (44.5)           (40.7)           (40.3)
                                                                  ---------------  ---------------   --------------
      Total                                                               1,726.0          1,648.1          1,443.7
                                                                  ---------------  ---------------   --------------

    INVESTMENT INCOME
    Individual                                                              768.2            768.5            640.3
    Investment Management                                                     6.0              2.7              3.0
    Corporate & Other                                                       176.1             80.4             71.1
                                                                  ---------------  ---------------   --------------
      Total                                                                 950.3            851.6            714.4
                                                                  ---------------  ---------------   --------------

    NET REALIZED INVESTMENT GAINS
    Individual                                                               15.9            (17.8)            65.7
    Corporate & Other                                                         3.9             10.5             45.3
    Gains on sale of subsidiaries                                            16.0             65.5
                                                                  ---------------  ---------------   --------------
      Total                                                                  35.8             58.2            111.0
                                                                  ---------------  ---------------   --------------

    POLICY BENEFITS AND DIVIDENDS
    Individual                                                            1,611.3          1,718.2          1,499.7
    Corporate & Other                                                       101.6             36.6             45.8
                                                                  ---------------  ---------------   --------------
      Total                                                               1,712.9          1,754.8          1,545.5
                                                                  ---------------  ---------------   --------------

    AMORTIZATION OF DEFERRED POLICY ACQUISITION COSTS
    Individual                                                              146.6            137.7            102.6
                                                                  ---------------  ---------------   --------------
      Total                                                                 146.6            137.7            102.6
                                                                  ---------------  ---------------   --------------

    AMORTIZATION OF GOODWILL AND INTANGIBLES
    Individual                                                                4.2              0.3              0.5
    Investment Management                                                    30.3             22.0              9.1
    Corporate & Other                                                         3.5              0.8             (0.2)
                                                                  ---------------  ---------------   --------------
      Total                                                                  38.0             23.1              9.4
                                                                  ---------------  ---------------   --------------

    INTEREST EXPENSE
    Investment Management                                                    18.9             14.7              3.6
    Corporate & Other                                                        13.8             11.2             20.7
                                                                  ---------------  ---------------   --------------
      Total                                                                  32.7             25.9             24.3
                                                                  ---------------  ---------------   --------------

    OTHER OPERATING EXPENSES
    Individual                                                              289.4            268.1            234.6
    Investment Management                                                   203.5            156.1            101.9
    Corporate & Other                                                        65.0             40.7             69.2
    Unallocated amounts                                                       7.2              4.5              1.7
    Less: intersegment expenses                                             (44.5)           (40.7)           (40.4)
                                                                  ---------------  ---------------   --------------
      Total                                                                 520.6            428.7            367.0
                                                                  ---------------  ---------------   --------------

    INCOME (LOSS) FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES AND MINORITY INTEREST
    Individual                                                               94.0             43.2            127.9
    Investment Management                                                    47.2             40.8             29.2
    Corporate & Other                                                       111.3             42.7             64.9
    Unallocated amounts & intersegment eliminations                           8.8             61.0             (1.7)
                                                                  ---------------  ---------------   --------------
      Total                                                       $         261.3   $        187.7   $        220.3
                                                                  ===============  ===============   ==============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

11. DISCONTINUED OPERATIONS

    During 1999, Phoenix discontinued the operations of four of its business units which in prior years had been reflected as reportable business segments: the Reinsurance Operations, the Property and Casualty Brokerage Operations, the Real Estate Management Operation and the Group Insurance Operations. The discontinuation of these business units resulted from the sale of several operations, a signed agreement to sell one of the operations and the implementation of plans to withdraw from the remaining businesses.

    REINSURANCE OPERATIONS

    During 1999, Phoenix completed a comprehensive strategic review of its life reinsurance segment and decided to exit these operations through a combination of sale, reinsurance and placement of certain components into run-off. Accordingly, Phoenix estimated sales proceeds, reinsurance premiums and net claims run-off, resulting in the recognition of a $173 million pre-tax loss ($113 million after-tax loss) on the disposal of life reinsurance discontinued operations. The life reinsurance segment consisted primarily of individual life reinsurance operations as well as group personal accident and group health reinsurance business. The significant components of the loss on the disposal of life reinsurance discontinued operations in 1999 were as follows:

    On August 1, 1999, Phoenix sold its individual life reinsurance operations and certain group health reinsurance business to Employers Reinsurance Corporation for $130 million. The transaction was structured as a reinsurance and asset sale transaction, resulting in a pre-tax gain of $113 million. The pre-tax income from operations for the seven months prior to disposal was $19 million.

    On June 30, 1999, PM Holdings sold 100% of the common stock of Financial Administrative Services, Inc. (FAS), its third-party administration subsidiary, to CYBERTEK, a wholly-owned subsidiary of Policy Management Systems Corporation. Proceeds from the sale were $8.0 million for the common stock plus $1.0 million for a covenant not-to-compete, resulting in an after-tax gain of $2.0 million.

    Phoenix retained ownership of the preferred stock of FAS, which under the terms of the agreement, CYBERTEK will purchase in six equal annual installments commencing March 31, 2001 through March 31, 2006. The purchase price will be determined annually based upon earnings, but in total, will range from a minimum of $4.0 million to a maximum of $16.0 million.

    During 1999, Phoenix placed the remaining group personal accident and group health reinsurance operations into run-off. Management has adopted a formal plan to terminate the related treaties as early as contractually permitted and is not entering into any new contracts. Based upon the most recent information available, Phoenix reviewed the run-off block and estimated the amount and timing of future net premiums, claims and expenses. Consequently, Phoenix increased reserve estimates on the run-off block by $180 million. In addition, as part of the exit strategy, Phoenix purchased finite aggregate excess of loss reinsurance to further protect Phoenix from unfavorable results in the run-off block. The finite reinsurance is subject to an aggregate retention of $100 million on the run-off block. Phoenix may commute the agreement at any time after September 30, 2004, subject to automatic commutation effective September 30, 2019. Phoenix paid an initial premium of $130 million.

    The additional estimated reserves and finite reinsurance coverage are expected to cover the run-off of the business; however, the nature of the underlying risks is such that the claims may take years to reach the reinsurers involved. Therefore, Phoenix expects to pay claims out of existing estimated reserves over a number of years as the level of business diminishes.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    Additionally, certain group personal accident reinsurance business has become the subject of disputes concerning the placement of the business with reinsurers and the recovery of the reinsurance. This business primarily concerns certain occupational accident reinsurance "facilities" and a reinsurance pool (the Unicover Pool) underwritten and managed by Unicover Managers, Inc. (Unicover). Phoenix participated as a reinsurer in the Unicover Pool. The Unicover Pool and "facilities" were reinsured in large part by a reinsurance facility underwritten and managed by Centaur Underwriting Limited (Centaur) in which Phoenix also participated. Phoenix terminated its participation in the Centaur facility effective October 1, 1998 and in the Unicover Pool effective March 1, 1999. However, claims arising from business underwritten while Phoenix was a participant continue to run off. On September 21, 1999, Phoenix initiated arbitration proceedings seeking to rescind certain contracts arising from its participation in the Centaur facility with respect to reinsurance of the Unicover business. In January 2000, Phoenix settled two Unicover-related matters (see Note 21 - "Subsequent Events"). A substantial portion of the risk associated with the Unicover Pool and "facilities" and the Centaur program was further retroceded by Phoenix to other unaffiliated insurance entities, providing Phoenix with significant security. Certain of these retrocessionaires have given notice that they challenge their obligations under their contracts and are in arbitration or litigation with Phoenix.

    Additionally, certain group personal accident excess of loss reinsurance contracts created in the London market during 1994 - 1997 have become the subject of disputes concerning the placement of the business with reinsurers and the recovery of reinsurance. Several arbitration proceedings are currently pending.

    Given the uncertainty associated with litigation and other dispute resolution proceedings, and the expected long term development of net claims payments, the estimated amount of the loss on disposal of life reinsurance discontinued operations may differ from actual results. However, it is management's opinion, after consideration of the provisions made in these financial statements, as described above, that future developments will not have a material effect on Phoenix's consolidated financial position.

    PROPERTY AND CASUALTY BROKERAGE OPERATIONS

    On July 1, 1999, PM Holdings sold its property and casualty brokerage business to Hilb, Rogal and Hamilton Company (HRH) for $48.1 million including $0.2 million for a covenant not-to-compete. Total proceeds consisted of $32.0 million in convertible debentures, $15.9 million for 865,042 shares of HRH common stock, valued at $18.38 per share on the sale date, and $0.2 million in cash. The pre-tax gain realized on the sale was $40.1 million. The HRH common stock is classified as common stock and the convertible debentures are classified as bonds in the Consolidated Balance Sheet. As of December 31, 1999 Phoenix owns 7% of the outstanding HRH common stock, 15% on a diluted basis.

    REAL ESTATE MANAGEMENT OPERATIONS

    On March 31, 1999, Phoenix sold its real estate management subsidiary, Phoenix Realty Advisors, to Henderson Investors International Holdings, B.V. for $7.9 million in cash. The pre-tax gain realized on this transaction was $7.1 million.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

   GROUP INSURANCE OPERATIONS

    On December 9, 1999, Phoenix signed a definitive agreement to sell its Group Life and Health business, including five companies, Phoenix American Life, Phoenix Dental Services, Phoenix Group Services, California Benefits and Clinical Disability Management, to GE Financial Assurance Holdings, Inc. Proceeds from the sale are estimated to be $285 million, including cash of $240 million and 3.1% of the common stock of GE Life and Annuity Assurance Company. Phoenix expects the transaction to be completed in the second quarter of 2000, subject to regulatory approval.

    The assets and liabilities of the discontinued operations have been excluded from the assets and liabilities of continuing operations and separately identified on the Consolidated Balance Sheet. Net assets of the discontinued operations totaled $187.6 million and $283.8 million as of December 31, 1999 and 1998, respectively. Asset and liability balances of the continuing operation as of December 31, 1998, have been restated to conform with the current year presentation. Likewise, the Consolidated Statement of Income, Comprehensive Income and Equity has been restated for 1998 and 1997 to exclude the operating results of discontinued operations from continuing operations. The operating results of discontinued operations and the gain or loss on disposal are presented below.

    GAIN (LOSS) FROM OPERATIONS OF                                            YEAR ENDED DECEMBER 31,
     DISCONTINUED OPERATIONS                                           1999             1998             1997
                                                                                   (IN THOUSANDS)

    Revenues:
      Reinsurance Operations                                                      $     306,671   $      163,503
      Group Insurance Operations                                 $      453,813         503,825          483,956
      Property and Casualty Brokerage Operations                         25,968          72,579           64,093
      Real Estate Management                                              1,189          12,707           15,319
                                                                 --------------   -------------   --------------
    Total revenues                                                      480,970         895,782          726,871
                                                                 --------------   -------------   --------------

    Gain (loss) from operations:

      Reinsurance Operations                                                             14,081           10,611
      Group Insurance Operations                                         28,672          29,212           31,686
      Property and Casualty Brokerage Operations                          1,534           2,515          (19,911)
      Real Estate Management                                             (2,645)         (4,037)          (2,616)
                                                                 --------------   -------------   --------------
    Gain from discontinued operations before income
     taxes                                                               27,561          41,771           19,770
    Income taxes                                                         10,006          16,759           12,522
                                                                 --------------   -------------   --------------
    Gain from discontinued operations, net of taxes              $       17,555    $     25,012    $       7,248
                                                                 --------------   -------------   --------------

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                                    YEAR ENDED
    LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS                                 DECEMBER 31, 1999
                                                                                  (IN THOUSANDS)

    (Loss) gain on disposal:
      Reinsurance Operations                                                      $    (173,061)
      Property and Casualty Brokerage Operations                                         40,131
      Real Estate Management                                                              5,870
                                                                                  -------------
    Loss on disposal of discontinued operations before
     income taxes                                                                      (127,060)
    Income taxes                                                                        (55,076)
                                                                                  -------------
    Loss on disposal of discontinued operations, net of
     income taxes                                                                 $     (71,984)
                                                                                  -------------


12. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Property, equipment and leasehold improvements, consisting primarily of office buildings occupied by Phoenix, are stated at depreciated cost. Real estate occupied by Phoenix was $101.7 million and $106.7 million at December 31, 1999 and 1998, respectively. Phoenix provides for depreciation using straight-line and accelerated methods over the estimated useful lives of the related assets which generally range from five to forty years. Accumulated depreciation and amortization was $182.3 million and $161.2 million at December 31, 1999 and 1998, respectively.

    Rental expenses for operating leases, principally with respect to buildings, amounted to $16.3 million, $16.9 million and $16.9 million in 1999, 1998, and 1997, respectively, for continuing operations. Future minimum rental payments under non-cancelable operating leases for continuing operations were approximately $40.2 million as of December 31, 1999, payable as follows: 2000 - $13.5 million; 2001 - $10.5 million; 2002 - $7.3 million;
    2003 - $5.1 million; 2004 - $2.8 million; and $1.0 million thereafter.

13. DIRECT BUSINESS WRITTEN AND REINSURANCE

    As is customary practice in the insurance industry, Phoenix assumes and cedes reinsurance as a means of diversifying underwriting risk. For direct issues, the maximum of individual life insurance retained by Phoenix on any one life is $8 million for single life and joint first-to-die policies and to $10 million for joint last-to-die policies, with excess amounts ceded to reinsurers. Phoenix reinsures 80% of the mortality risk on the inforce block of the Confederation Life business acquired on December 31, 1997, and 90% of the mortality risk on certain new issues of term and universal life products. In addition, Phoenix entered into a separate reinsurance agreement on October 1, 1998 to reinsure 80% of the mortality risk on a substantial portion of its otherwise retained individual life insurance business. In 1999, Phoenix reinsured the mortality risk on the remaining 20% of this business. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    Additional information on direct business written and reinsurance assumed and ceded for the years ended December 31, was as follows:

                                                                   1999             1998              1997
                                                                               (IN THOUSANDS)

    Direct premiums                                           $    1,762,359  $     1,719,393    $    1,592,800
    Reinsurance assumed                                              416,194          505,262           329,927
    Reinsurance ceded                                               (537,847)        (371,854)         (282,121)
                                                              --------------  ---------------    --------------
    Net premiums                                                   1,640,706        1,852,801         1,640,606
    Less net premiums of discontinued operations                    (506,499)        (698,071)         (564,449)
                                                              --------------  ---------------    --------------
    Net premiums of continuing operations                     $    1,134,207  $     1,154,730    $    1,076,157
                                                              ==============  ===============    ==============

    Direct policy and contract claims incurred                $      707,105  $       728,062    $      629,112
    Reinsurance assumed                                              563,807          433,242           410,704
    Reinsurance ceded                                               (500,282)        (407,780)         (373,127)
                                                              --------------  ---------------    --------------
    Net policy and contract claims incurred                          770,630          753,524           666,689
    Less net incurred claims of discontinued operations             (552,423)        (471,688)         (422,373)
                                                              --------------  ---------------    --------------
    Net policy and contract claims incurred
     of continuing operations                                 $      218,207  $       281,836    $      244,316
                                                              ==============  ===============    ==============

    Direct life insurance in force                            $   31,052,050  $   121,442,041    $   20,394,664
    Reinsurance assumed                                          139,649,850      110,632,110        84,806,585
    Reinsurance ceded                                           (207,192,046)    (135,817,986)      (74,764,639)
                                                              --------------  ---------------    --------------
    Net insurance in force                                        63,509,854       96,256,165        30,436,610
    Less insurance in force of discontinued operations            (1,619,452)     (24,330,166)      (13,811,408)
                                                              --------------  ---------------    --------------
    Net insurance in force of continuing operations           $   61,890,402  $    71,925,999    $   16,625,202
                                                              ==============  ===============    ==============

    Irrevocable letters of credit aggregating $36.2 million at December 31, 1999 have been arranged with United States commercial banks in favor of Phoenix to collateralize the ceded reserves.

14. PARTICIPATING LIFE INSURANCE

    Participating life insurance in force was 66.9% and 72.3% of the face value of total individual life insurance in force at December 31, 1999 and 1998, respectively. The premiums on participating life insurance policies were 76.8%, 79.4% and 83.5% of total individual life insurance premiums in 1999, 1998, and 1997, respectively.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

15. DEFERRED POLICY ACQUISITION COSTS

    The following reflects the amount of policy acquisition costs deferred and amortized for the years ended December 31:

                                                            1999                 1998                1997
                                                                            (IN THOUSANDS)

    Balance at beginning of year                      $       1,049,934    $      1,016,295    $         908,616
    Acquisition cost deferred                                   143,110             164,608              288,281
    Amortized to expense during the year                       (146,603)           (137,663)            (102,617)
    Adjustment to net unrealized investment
     gains (losses) included in other
     comprehensive income                                       260,287               6,694              (77,985)
                                                      -----------------    ----------------    -----------------

    Balance at end of year                            $       1,306,728    $      1,049,934    $       1,016,295
                                                      =================    ================    =================


    Amortized to expense during the year for 1999 includes a $6.3 million adjustment due to worse than expected persistency in one of the variable annuity product lines and a $6.9 million adjustment to traditional life due to an adjustment to death claims used in determining DAC amortization.

16. MINORITY INTEREST

    Phoenix's interests in Phoenix Investment Partners and PFG Holdings, through its wholly-owned subsidiary PM Holdings, are represented by ownership of approximately 60% and 67%, respectively, of the outstanding shares of common stock at December 31, 1999. Earnings and equity attributable to minority shareholders are included in minority interest in the consolidated financial statements.

17. FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

    Other than debt securities being held-to-maturity, financial instruments that are subject to fair value disclosure requirements (insurance contracts are excluded) are carried in the consolidated financial statements at amounts that approximate fair value. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analysis which utilize current interest rates for similar financial instruments which have comparable terms and credit quality.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

    CASH AND CASH EQUIVALENTS

    For these short-term investments, the carrying amount approximates fair value.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    DEBT SECURITIES

    Fair values are based on quoted market prices, where available, or quoted market prices of comparable instruments. Fair values of private placement debt securities are estimated using discounted cash flows that apply interest rates currently being offered with similar terms to borrowers of similar credit quality.

    DERIVATIVE INSTRUMENTS

    Phoenix's derivative instruments include interest rate swap, cap and floor agreements, swaptions and foreign currency swap agreements. Fair values for these contracts are based on current settlement values. These values are based on brokerage quotes that utilize pricing models or formulas based upon current assumptions for the respective agreements.

    EQUITY SECURITIES

    Fair values are based on quoted market prices, where available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

    MORTGAGE LOANS

    Fair values are calculated as the present value of scheduled payments, with the discount based upon the Treasury rate comparable for the remaining loan duration, plus a spread of between 130 and 800 basis points, depending on the internal quality rating of the loan. For loans in foreclosure or default, values were determined assuming principal recovery was the lower of the loan balance or the estimated value of the underlying property.

    POLICY LOANS

    Fair values are estimated as the present value of loan interest and policy loan repayments discounted at the ten year Treasury rate. Loan repayments were assumed only to occur as a result of anticipated policy lapses, and it was assumed that annual policy loan interest payments were made at the guaranteed loan rate less 17.5 basis points. Discounting was at the ten year Treasury rate, except for policy loans with a variable policy loan rate. Variable policy loans have an interest rate that is reset annually based upon market rates and therefore, book value is a reasonable approximation of fair value.

    INVESTMENT CONTRACTS

    In determining the fair value of guaranteed interest contracts, a discount rate equal to the appropriate Treasury rate, plus 150 basis points, was assumed to determine the present value of projected contractual liability payments through final maturity.

    The fair value of deferred annuities and supplementary contracts without life contingencies with an interest guarantee of one year or less is valued at the amount of the policy reserve. In determining the fair value of deferred annuities and supplementary contracts without life contingencies with interest guarantees greater than one year, a discount rate equal to the appropriate Treasury rate, plus 150 basis points, was used to determine the present value of the projected account value of the policy at the end of the current guarantee period.

    Deposit type funds, including pension deposit administration contracts, dividend accumulations, and other funds left on deposit not involving life contingencies, have interest guarantees of less than one year for which interest credited is closely tied to rates earned on owned assets. For such liabilities, fair value is assumed to be equal to the stated liability balances.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    NOTES PAYABLE

    The fair value of notes payable is determined based on contractual cash flows discounted at market rates.

    FAIR VALUE SUMMARY

    The estimated fair values of the financial instruments as of December 31, were as follows:

                                           1999                                    1998
                                         CARRYING              FAIR              CARRYING              FAIR
                                          VALUE               VALUE               VALUE               VALUE
                                                                    (IN THOUSANDS)
    Financial assets:
    Cash and cash equivalents        $        187,610     $       187,610     $       115,187     $       115,187
    Short-term investments                    133,367             133,367             185,983             185,983
    Debt securities                         7,496,948           7,400,067           7,712,865           7,796,389
    Equity securities                         461,613             461,613             301,649             301,649
    Mortgage loans                            716,831             680,569             797,343             831,919
    Derivative instruments                                        (13,211)                                 12,316
    Policy loans                            2,042,558           2,040,497           2,008,260           2,122,389
                                     ----------------     ---------------     ---------------    ----------------
    Total financial assets           $     11,038,927     $    10,890,512     $    11,121,287     $    11,365,832
                                     ================     ===============     ===============    ================

    Financial liabilities:
    Policy liabilities               $        709,696     $       709,357     $       783,400     $       783,400
    Notes payable                             499,392             490,831             386,575             395,744
                                     ----------------    ----------------    ----------------    ----------------
    Total financial liabilities      $      1,209,088     $     1,200,188     $     1,169,975     $     1,179,144
                                     ================     ===============     ===============     ===============


18. CONTINGENCIES

    LITIGATION

    Certain group personal accident reinsurance business has become the subject of disputes concerning the placement of the business with reinsurers and the recovery of the reinsurance (see Note 11 - "Discontinued Operations" and
    Note 21 - "Subsequent Events")


19. STATUTORY FINANCIAL INFORMATION

    The insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. Except for the accounting policy involving federal income taxes described next, there were no material practices not prescribed by the State of New York Insurance Department (the Insurance Department), as of December 31, 1999, 1998 and 1997. Phoenix's statutory federal income tax liability is principally based on estimates of federal income tax due. A deferred income tax liability has also been established for estimated taxes on unrealized gains for common stock and venture capital equity partnerships. Current New York law does not allow the recording of deferred income taxes. Phoenix has received approval from the Insurance Department for this practice.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    Statutory surplus differs from equity reported in accordance with GAAP for life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, surplus notes are not included in equity, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable.

    The following reconciles the statutory net income of Phoenix as reported to regulatory authorities to the net income as reported in these financial statements for the year ended December 31:


                                                                    1999               1998              1997
                                                                               (IN THOUSANDS)

    Statutory net income                                        $     131,286      $     108,652     $      66,599
    Deferred policy acquisition costs, net                            (28,099)            18,538            48,821
    Future policy benefits                                            (23,686)           (53,847)           (9,145)
    Pension and postretirement expenses                                (8,638)           (17,334)           (7,955)
    Investment valuation allowances                                    15,141            107,229            87,920
    Interest maintenance reserve                                       (7,232)             1,415            17,544
    Deferred income taxes                                               3,919            (39,983)          (36,250)
    Other, net                                                          6,191             12,459             2,118
                                                               --------------     --------------    --------------

    Net income, as reported                                     $      88,882      $     137,129     $     169,652
                                                               ==============     ==============    ==============

    The following reconciles the statutory surplus and asset valuation reserve
    (AVR) of Phoenix as reported to regulatory authorities to equity as reported in these financial statements:


                                                                                    DECEMBER 31,
                                                                          1999                         1998
                                                                                    (IN THOUSANDS)

    Statutory surplus, surplus notes and AVR                        $       1,427,333            $       1,205,635
    Deferred policy acquisition costs, net                                  1,231,217                    1,259,316
    Future policy benefits                                                   (478,184)                    (465,268)
    Pension and postretirement expenses                                      (193,007)                    (174,273)
    Investment valuation allowances                                          (206,531)                      34,873
    Interest maintenance reserve                                               24,767                       35,303
    Deferred income taxes                                                      65,595                      (25,593)
    Surplus notes                                                            (159,444)                    (157,500)
    Other, net                                                                 49,505                       24,062
                                                                   ------------------           ------------------
    Equity, as reported                                             $       1,761,251            $       1,736,555
                                                                   ==================           ==================

    The Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its policyholders. No consideration is given by the Insurance Department to financial statements prepared in accordance with generally accepted accounting principles in making such determinations.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

20. PRIOR PERIOD ADJUSTMENTS

    In 1999, Phoenix revised the accounting for venture capital partnerships to include unrealized capital gains and losses on investments held in the partnerships. These gains and losses are recorded in investment income. Opening retained earnings at December 31, 1996 has been increased by $17.6 million. The consolidated balance sheet as of December 31, 1998 was revised by increasing the following balances: other invested assets by $50.6 million, deferred income taxes by $17.7 million and retained earnings by $32.9 million. The effect on the Consolidated Statement of Income, Comprehensive Income and Equity was an increase in net income of $12.4 million and $2.9 million for the years ended 1998 and 1997, respectively.

    In 1998, Phoenix revised the accounting for partnerships involved in leveraged lease arrangements for 1997 and 1996. Opening retained earnings at December 31, 1995 has been increased by $7.7 million. The Consolidated Balance Sheet as of December 31, 1997 was revised by increasing the following balances: other invested assets by $18.9 million, deferred income taxes by $6.6 million and retained earnings by $12.3 million. The effect on the Consolidated Statement of Income, Comprehensive Income and Equity was an increase in net income of $2.1 million and $2.5 million for the years ended 1997 and 1996, respectively.


21. SUBSEQUENT EVENTS

    OCCUPATIONAL ACCIDENT REINSURANCE

    On January 21, 2000, Phoenix, in connection with its participation in the Centaur facility, and two other companies completed a settlement agreement with Reliance Insurance Company (Reliance) with respect to certain reinsurance contracts covering occupational accident business reinsured by Reliance as a Unicover-managed "facility." The Reliance business was the largest portion of occupational accident reinsurance business underwritten by Unicover. Under the terms of the settlement agreement, Phoenix ended the contracts for a total payment of $115.0 million.

    On January 13, 2000, Phoenix and four other companies, in connection with their participation in the Unicover Pool, completed a settlement agreement with EBI Indemnity Company and other affiliates of the Orion Group (EBI) with respect to certain reinsurance contracts covering occupational accident business which EBI ceded to the Unicover Pool. These contracts represented the largest source of premium to the Unicover Pool. Under the terms of the settlement agreement, the Unicover Pool members ended the contracts for a total payment of $43.0 million, of which Phoenix's share was approximately $10.0 million.

    Phoenix included the cost of these settlements, net of reinsurance, in its estimate of the loss on discontinued life reinsurance operations. See Note 11 - "Discontinued Operations."

PHOENIX HOME LIFE
VARIABLE UNIVERSAL LIFE ACCOUNT




As of March __, 2000, there had been no sales of the product described in this prospectus and, therefore, no deposits were made to Phoenix Home Life Variable Universal Life Account. Accordingly, no financial statements are available for the VUL Account.

APPENDIX A
GLOSSARY OF SPECIAL TERMS
-------------------------------------------------------------------------------
The following is a list of terms and their meanings when used in this prospectus.


ATTAINED AGE: The age of the insured on the birthday nearest the most recent policy anniversary.

BENEFICIARY: The person or persons specified by the policyowner as entitled to receive the death benefits under a policy.

DEBT: Outstanding loans against a policy, plus accrued interest.

FUNDS: The Phoenix Edge Series Fund, BT Insurance Funds Trust, Federated Insurance Series, Morgan Stanley Dean Witter Universal Funds, Inc., Templeton Variable Products Series Fund and Wanger Advisors Trust.


GENERAL ACCOUNT: The general asset account of Phoenix.


ISSUE PREMIUM: The premium payment made in connection with issuing the policy.

MONTHLY CALCULATION DAY: The first monthly calculation day is the same day as the policy date. Subsequent monthly calculation days are the same day of each month thereafter or, if such day does not fall within a given month, the last day of that month will be the monthly calculation day.

NET ASSET VALUE: The worth of one share of a series of a fund at the end of a valuation period. Net Asset value is computed by adding the value of a series' holdings plus other assets, minus liabilities and then dividing the result by the number of shares outstanding.

PAYMENT DATE: The valuation date on which we receive a premium payment or loan repayment, unless it is received after the close of the New York Stock Exchange ("NYSE"), in which case it will be the next valuation date.

PLANNED ANNUAL PREMIUM: The premium amount that the policyowner agrees to pay each policy year. It must be at least equal to the minimum required premium for the face amount of insurance selected but may be no greater than the maximum premium allowed for the face amount selected.

POLICY ANNIVERSARY: Each anniversary of the policy date.

POLICY DATE: The policy date as shown on the Schedule Page of the policy. It is the date from which we measure policy years and policy anniversaries.

POLICY VALUE: The sum of a policy's share in the values of each subaccount of the VUL Account plus the policy's share in the values of the GIA.

POLICY YEAR: The first policy year is the 1-year period from the policy date up to, but not including, the first policy anniversary. Each succeeding policy year is the 1-year period from the policy anniversary up to, but not including, the next policy anniversary.

SERIES: A separate investment portfolio of the fund.

SUBACCOUNTS: Accounts within the VUL Account to which nonloaned assets under a policy are allocated.


TARGET PREMIUM: The level annual premium at which the sales load is reduced on a current basis.


VALUATION DATE: For any subaccount, each date on which we calculate the net asset value of a fund.

VALUATION PERIOD: For any subaccount, the period in days from the end of one valuation date through the next.


VUL ACCOUNT (ACCOUNT): Phoenix Home Life Variable Universal Life Account, a separate account of the company.

APPENDIX B

PERFORMANCE HISTORY
-------------------------------------------------------------------------------

    THESE RATES OF RETURN ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE. THEY DO NOT ILLUSTRATE HOW ACTUAL PERFORMANCE WILL AFFECT THE BENEFITS UNDER A POLICY BECAUSE THEY DO NOT REFLECT COST OF INSURANCE, PREMIUM TAX CHARGES, PREMIUM SALES CHARGES AND SURRENDER CHARGES, IF APPLICABLE. FOR THIS INFORMATION SEE APPENDIX C "ILLUSTRATIONS OF DEATH BENEFITS, POLICY VALUES ("ACCOUNT VALUES") AND CASH SURRENDER VALUES." Performance information may be expressed as yield and effective yield of the Phoenix-Goodwin Money Market Subaccount, as yield of the Phoenix-Goodwin Multi-Sector Fixed Income Subaccount and as total return of any subaccount. Current yield for the Phoenix-Goodwin Money Market Subaccount will be based on the income earned by the subaccount over a given 7-day period (less a hypothetical charge reflecting deductions for expenses taken during the period) and then annualized, i.e., the income earned in the period is assumed to be earned every 7 days over a 52-week period and is stated in terms of an annual percentage return on the investment. Effective yield is calculated similarly but reflects the compounding effect of earnings on reinvested dividends. Yield and effective yield reflect the Mortality and Expense Risk charge on the VUL Account level.

    Yield calculations of the Phoenix-Goodwin Money Market Subaccount used for illustration purposes are based on the consideration of a hypothetical participant's account having a balance of exactly one Unit at the beginning of a 7-day period, which period will end on the date of the most recent financial statements. The yield for the subaccount during this 7-day period will be the change in the value of the hypothetical participant's account's original Unit. The following is an example of this yield calculation for the Phoenix-Goodwin Money Market Subaccount based on a 7-day period ending December 31, 1999.


            Example:
            Assumptions:
            Value of hypothetical pre-existing account with exactly one
              unit at the beginning of the period:................    1.000000
            Value of the same account (excluding capital changes) at the
              end of the 7-day period:............................    1.001003
            Calculation:
              Ending account value ...............................    1.001003
              Less beginning account value .......................    1.000000
              Net change in account value ........................    0.001003
            Base period return:
              (adjusted change/beginning account value) ..........    0.001003
            Current yield = return x (365/7) = ...................       5.23%
            Effective yield = [(1 + return)(365/7)] - 1 = ........       5.37%


    The current yield and effective yield information will fluctuate, and publication of yield information may not provide a basis for comparison with bank deposits, other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies, due to charges which will be deducted on the VUL Account level.

    For the Phoenix-Goodwin Multi-Sector Fixed Income Subaccount, quotations of yield will be based on all investment income per unit earned during a given 30-day period (including dividends and interest), less expenses accrued during the period ("net investment income"), and are computed by dividing net investment income by the maximum offering price per unit on the last day of the period.


    When a subaccount advertises its total return, it usually will be calculated for one year, 5 years, and 10 years or since inception if the subaccount has not been in existence for at least 10 years. Total return is measured by comparing the value of a hypothetical $10,000 investment in the subaccount at the beginning of the relevant period to the value of the investment at the end of the period, assuming the reinvestment of all distributions at net asset value and the deduction of the Mortality and Expense Risk, Issue Expense and Monthly Administrative Charges.

    For those subaccounts within the VUL Account that have not been available for one of the quoted periods, the average annual total return quotations will show the investment performance such subaccount would have achieved (reduced by the applicable charges) had it been available to invest in shares of the fund for the period quoted.

    The following performance tables display historical investment results of the subaccounts of the VUL Account. This information may be useful in helping potential investors in deciding which subaccounts to choose and in assessing the competence of the investment advisors. The performance figures shown should be considered in light of the investment objectives and policies, characteristics and quality of the subaccounts and market conditions during the periods of time quoted. The performance figures should not be considered as estimates or predictions of future performance. Investment return of the subaccounts are not guaranteed and will fluctuate. Below are quotations of average annual total return calculated as described above for all subaccounts with at least one year of results. POLICY CHARGES (INCLUDING COST OF INSURANCE, PREMIUM TAX CHARGES, PREMIUM SALES CHARGES AND SURRENDER CHARGES) ARE NOT REFLECTED.


-----------------------------------------------------------------------------------------------------------------------------------
                              AVERAGE ANNUAL TOTAL RETURN FOR THE PERIOD ENDED DECEMBER 31, 1999(1,3)
-----------------------------------------------------------------------------------------------------------------------------------
SERIES                                                       INCEPTION DATE    1 YEAR      5 YEARS     10 YEARS   SINCE INCEPTION
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix Research Enhanced Index Series.....................      7/15/97        17.71%       N/A          N/A           21.57%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series......................      5/1/90         28.27%     18.27%         N/A           11.84%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen New Asia Series...........................      9/17/96        49.64%       N/A          N/A           -1.91%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Bankers Trust Dow 30 Series........................     12/15/99         N/A         N/A          N/A            2.45%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities Series........      5/1/95          3.74%       N/A          N/A            9.37%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Capital Growth Series.....................      1/1/83         28.44%     23.58%        18.72%         19.29%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Nifty Fifty Series........................      3/2/98         30.93%       N/A          N/A           31.06%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Federated U.S. Government Bond Series..............     12/15/99         N/A         N/A          N/A           -1.54%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Money Market Series........................     10/10/82         3.79%      4.18%         4.09%          5.51%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Fixed Income Series...........      1/1/83          4.42%      8.30%         8.11%          9.13%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Hollister Value Equity Series......................      3/2/98         23.13%       N/A          N/A           17.87%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Janus Equity Income Series.........................     12/15/99         N/A         N/A          N/A            5.79%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Janus Flexible Income Series.......................     12/15/99         N/A         N/A          N/A           -0.04%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Janus Growth Series................................     12/15/99         N/A         N/A          N/A            5.93%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Morgan Stanley Focus Equity Series.................     12/15/99         N/A         N/A          N/A            6.24%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Balanced Series...........................      5/1/92         10.49%     15.42%         N/A           11.58%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Growth and Income Series..................      3/2/98         15.89%       N/A          N/A           19.42%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Strategic Allocation Series...............      9/17/84        10.18%     14.89%        12.36%         12.95%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Schafer Mid-Cap Value Series.......................      3/2/98        -11.24%       N/A          N/A          -12.82%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Mid-Cap Growth Series.......................      3/2/98         44.23%       N/A          N/A           35.34%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Strategic Theme Series......................      1/29/96        53.61%       N/A          N/A           30.03%
-----------------------------------------------------------------------------------------------------------------------------------
EAFE(R) Equity Index Fund..................................      8/22/97        26.39%       N/A          N/A           15.91%
-----------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II...........      3/28/94        -1.59%      4.69%         N/A            4.39%
-----------------------------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II.........................      3/1/94          1.31%      9.56%         N/A            7.27%
-----------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio.......................................     11/30/99         N/A         N/A          N/A           23.71%
-----------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Investments Fund-- Class 2(2)................      5/1/98          8.25%       N/A          N/A            9.29%
-----------------------------------------------------------------------------------------------------------------------------------
Templeton Asset Allocation Fund-- Class 2(2)...............     11/28/88        21.39%     15.85%        11.92%         12.04%
-----------------------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Fund-- Class 2(2).............      9/15/96        51.94%       N/A          N/A           -5.53%
-----------------------------------------------------------------------------------------------------------------------------------
Templeton International Fund-- Class 2(2)..................      5/1/92         22.07%     15.74%         N/A           13.92%
-----------------------------------------------------------------------------------------------------------------------------------
Templeton Stock Fund-- Class 2(2)..........................      11/4/88        27.58%     16.30%        12.41%         12.40%
-----------------------------------------------------------------------------------------------------------------------------------
Wanger Foreign Forty.......................................      2/1/99          N/A         N/A          N/A           82.45%
-----------------------------------------------------------------------------------------------------------------------------------
Wanger International Small Cap.............................      5/1/95        124.55%       N/A          N/A           37.64%
-----------------------------------------------------------------------------------------------------------------------------------
Wanger Twenty..............................................      2/1/99          N/A         N/A          N/A           33.04%
-----------------------------------------------------------------------------------------------------------------------------------
Wanger U.S. Small Cap......................................      5/1/95         23.88%       N/A          N/A           25.48%
-----------------------------------------------------------------------------------------------------------------------------------

1 Performance data quoted represents the investment return of the appropriate series adjusted for Phoenix Executive Benefit charges had the subaccount started on the inception date of the appropriate series.

2 Because Class 2 shares were not offered until May 1, 1997 (November 10, 1998 for Mutual Shares Investments), performance shown for periods prior to that date represent the historical results of Class 1 shares. Performance since that date reflect Class 2's high annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%.

3 Average annual total return is the annualized compounded return that results from holding an initial investment of $10,000 for the time period indicated. Returns are net of investment management fees, monthly administrative fees, and the mortality and expense risk fees. The investment return and principal value of the variable contract will fluctuate so that the accumulated value, when redeemed, may be worth more or less than the original cost.

    Advertisements, sales literature and other communications may contain information about any series' or Advisor's current investment strategies and management style. Current strategies and style may change to respond to a changing market and economic conditions. From time to time, the series may discuss specific portfolio holdings or industries in such communications. To illustrate components of overall performance, the series may separate their cumulative and average annual returns into income results and capital gains or losses; or cite separately, as a return figure, the equity or bond portion of a series' portfolio; or compare a series' equity or bond return figure to well-known indices of market performance including, but not limited to, the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500"), Dow Jones Industrial Average, First Boston High Yield Index and Salomon Brothers Corporate and Government Bond Indices.

    Occasionally, The VUL Account may include in advertisements containing total return, the ranking of those performance figures relating to such figures for groups of subaccounts having similar investment objectives as categorized by ranking services such as:


    Lipper Analytical Services, Inc.       Morningstar, Inc.
    CDA Investment Technologies, Inc.      Weisenberger Financial Services, Inc.


    Additionally, the funds may compare a series' performance results to other investment or savings vehicles (such as certificates of deposit) and may refer to results published in various publications such as:


    Changing Times                          Forbes
    Fortune                                 Money
    Barrons                                 Business Week
    Investor's Business Daily               The Stanger Register
    Stanger's Investment Advisor            The Wall Street Journal
    The New York Times                      Consumer Reports
    Registered Representative               Financial Planning
    Financial Services Weekly               Financial World
    U.S. News and World Report              Standard & Poor's
    The Outlook                             Personal Investor


    The funds may occasionally illustrate the benefits of tax deferral by comparing taxable investments to investments made through tax-deferred retirement plans. The total return also may be used to compare the performance of a series against certain widely acknowledged outside standards or indices for stock and bond market performance such as:


    S&P 500                                 Dow Jones Industrial Average
    Europe Australia Far East Index (EAFE)  Consumers Price Index
    Shearson Lehman Corporate Index         Shearson Lehman T-Bond Index

    The S&P 500 is a commonly quoted market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 common stocks relative to the base period 1940-43. The S&P 500 is composed almost entirely of common stocks of companies listed on the NYSE, although the common stocks of a few companies listed on the American Stock Exchange or traded over the counter are included. The 500 companies represented include 400 industrial, 60 transportation and 40 financial services concerns. The S&P 500 represents about 70-80% of the market value of all issues traded on the NYSE.


     The funds' Annual Reports, available upon request and without charge, contain a discussion of the performance of the funds and a comparison of that performance to a securities market index.


                                                       ANNUAL TOTAL RETURN(1,3)
-------------------------------------------- ------- ------- ------ ------- ------- ------- ------ ------- ------- ------- ------
                 Series                       1983    1984    1985   1986    1987    1988    1989   1990    1991    1992    1993
-------------------------------------------- ------- ------- ------ ------- ------- ------- ------ ------- ------- ------- ------
 Phoenix Research Enhanced Index              N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Aberdeen International               N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A   19.74% -12.83% 38.46%
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Aberdeen New Asia                    N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Bankers Trust Dow 30                 N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Duff & Phelps Real Estate            N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
 Securities
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Engemann Capital Growth            32.89%  10.67% 34.92%  20.47%   6.93%   3.92% 36.19%   4.05%  42.75%  10.30% 19.71%
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Engemann Nifty Fifty Series          N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Federated U.S. Government Bond       N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Goodwin Money Market                8.37%  10.23%  8.03%   6.51%   6.51%   7.45%  9.20%   8.22%   5.98%   3.58%  2.88%
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Goodwin Multi-Sector Fixed Income   6.00%  11.35% 20.61%  19.29%   1.08%  10.49%  8.24%   5.22%  19.59%  10.08% 15.92%
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Hollister Value Equity               N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Janus Equity Income                  N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Janus Flexible Income                N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Janus Growth                         N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Morgan Stanley Focus Equity          N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Oakhurst Balanced                    N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A    9.63%  8.61%
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Oakhurst Growth and Income           N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Oakhurst Strategic Allocation        N/A     N/A  27.34%  15.69%  12.56%   2.34% 19.90%   5.77%  29.32%  10.66% 11.01%
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Schafer Mid-Cap Value                N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Seneca Mid-Cap Growth                N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Seneca Strategic Theme               N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 EAFE(R) Equity Index Fund                    N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Federated Fund for U.S. Government           N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
 Securities II
---------------------------------------------------------------------------------------------------------------------------------
 Federated High Income Bond Fund II           N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Technology Portfolio                         N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Mutual Shares Investments Fund-- Class 2(2)  N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Templeton Asset Allocation Fund-- Class 2(2) N/A     N/A    N/A     N/A     N/A     N/A  13.03%  -8.21%  27.44%   7.83% 25.87%
---------------------------------------------------------------------------------------------------------------------------------
 Templeton Developing Markets Fund-- Class    N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
 2(2)
---------------------------------------------------------------------------------------------------------------------------------
 Templeton International Fund-- Class 2(2)    N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A    N/A   46.47%
---------------------------------------------------------------------------------------------------------------------------------
 Templeton Stock Fund-- Class 2(2)            N/A     N/A    N/A     N/A     N/A     N/A  14.39% -11.28%  27.23%   6.87% 33.74%
---------------------------------------------------------------------------------------------------------------------------------
 Wanger Foreign Forty                         N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Wanger International Small Cap               N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Wanger Twenty                                N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------
 Wanger US Small Cap                          N/A     N/A    N/A     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A
---------------------------------------------------------------------------------------------------------------------------------



                                                       ANNUAL TOTAL RETURN(1,3)
-------------------------------------------- - ------- ------- ------- ------ ------- -------
                 Series                        1994    1995    1996    1997   1998    1999
-------------------------------------------- - ------- ------- ------- ------ ------- -------
 Phoenix Research Enhanced Index                N/A     N/A     N/A    N/A   31.69%  18.83%
---------------------------------------------------------------------------------------------
 Phoenix-Aberdeen International                0.06%   9.59%  18.66% 12.05%  27.94%  29.51%
---------------------------------------------------------------------------------------------
 Phoenix-Aberdeen New Asia                      N/A     N/A     N/A  -32.41% -4.45%  50.98%
---------------------------------------------------------------------------------------------
 Phoenix-Bankers Trust Dow 30                   N/A     N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------
 Phoenix-Duff & Phelps Real Estate              N/A     N/A   33.13% 22.07% -21.20%   4.78%
 Securities
---------------------------------------------------------------------------------------------
 Phoenix-Engemann Capital Growth               1.46%  30.89%  12.59% 21.09%  30.02%  29.68%
---------------------------------------------------------------------------------------------
 Phoenix-Engemann Nifty Fifty Series            N/A     N/A     N/A    N/A     N/A   32.16%
---------------------------------------------------------------------------------------------
 Phoenix-Federated U.S. Government Bond         N/A     N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------
 Phoenix-Goodwin Money Market                  3.84%   5.70%   5.03%  5.19%   5.10%   4.82%
---------------------------------------------------------------------------------------------
 Phoenix-Goodwin Multi-Sector Fixed Income    -5.49%  23.54%  12.43% 11.09%  -4.15%   5.46%
---------------------------------------------------------------------------------------------
 Phoenix-Hollister Value Equity                 N/A     N/A     N/A    N/A     N/A   24.34%
---------------------------------------------------------------------------------------------
 Phoenix-Janus Equity Income                    N/A     N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------
 Phoenix-Janus Flexible Income                  N/A     N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------
 Phoenix-Janus Growth                           N/A     N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------
 Phoenix-Morgan Stanley Focus Equity            N/A     N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------
 Phoenix-Oakhurst Balanced                    -2.84%  23.35%  10.57% 17.94%  19.02%  11.58%
---------------------------------------------------------------------------------------------
 Phoenix-Oakhurst Growth and Income             N/A     N/A     N/A    N/A     N/A   17.02%
---------------------------------------------------------------------------------------------
 Phoenix-Oakhurst Strategic Allocation        -1.41%  18.20%   9.06% 20.74%  20.80%  11.27%
---------------------------------------------------------------------------------------------
 Phoenix-Schafer Mid-Cap Value                  N/A     N/A     N/A    N/A     N/A  -10.29%
---------------------------------------------------------------------------------------------
 Phoenix-Seneca Mid-Cap Growth                  N/A     N/A     N/A    N/A     N/A   45.65%
---------------------------------------------------------------------------------------------
 Phoenix-Seneca Strategic Theme                 N/A     N/A     N/A  17.17%  44.72%  55.01%
---------------------------------------------------------------------------------------------
 EAFE(R) Equity Index Fund                      N/A     N/A     N/A    N/A   21.60%  27.61%
---------------------------------------------------------------------------------------------
 Federated Fund for U.S. Government             N/A   20.38%  14.31% 13.83%   2.70%   2.32%
 Securities II
---------------------------------------------------------------------------------------------
 Federated High Income Bond Fund II             N/A    8.77%   4.20% 8.58%    7.66%  -0.59%
---------------------------------------------------------------------------------------------
 Technology Portfolio                           N/A     N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------
 Mutual Shares Investments Fund-- Class 2(2)    N/A     N/A     N/A    N/A     N/A    9.30%
---------------------------------------------------------------------------------------------
 Templeton Asset Allocation Fund-- Class 2(2) -3.23%  22.26%  18.59% 15.27%   6.10%  22.55%
---------------------------------------------------------------------------------------------
 Templeton Developing Markets Fund-- Class      N/A     N/A     N/A  -29.39%-21.04%  53.30%
 2(2)
---------------------------------------------------------------------------------------------
 Templeton International Fund-- Class 2(2)    -2.86%  15.05%  23.30% 13.51%   9.08%  23.25%
---------------------------------------------------------------------------------------------
 Templeton Stock Fund-- Class 2(2)            -2.47%  24.96%  22.15% 11.60%   0.98%  28.80%
---------------------------------------------------------------------------------------------
 Wanger Foreign Forty                           N/A     N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------
 Wanger International Small Cap                 N/A     N/A   32.04% -1.46%  16.34% 126.50%
---------------------------------------------------------------------------------------------
 Wanger Twenty                                  N/A     N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------
 Wanger US Small Cap                            N/A     N/A   46.63%  29.43%  8.69%  25.08%
---------------------------------------------------------------------------------------------

1 Returns are net of the investment management fees of the Phoenix Executive Benefit subaccounts. Percent change does not include the effect of the monthly administrative fees, or mortality and expense risk fees.

2 Because Class 2 shares were not offered until May 1, 1997 (November 10, 1998 for Mutual Shares Investments), performance shown for periods prior to that date represent the historical results of Class 1 shares. Performance since that date reflect Class 2's high annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%.

3 Performance data quoted represents the investment return of the appropriate series adjusted for Phoenix Executive Benefit charges had the subaccount started on the inception date of the appropriate series.

 THESE RATES OF RETURN ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.

APPENDIX C

ILLUSTRATIONS OF DEATH BENEFITS, POLICY VALUES ("ACCOUNT VALUES") AND
CASH SURRENDER VALUES
-------------------------------------------------------------------------------

    The tables on the following pages illustrate how a policy's death benefits, account values and cash surrender value could vary over time assuming constant hypothetical gross (after tax) annual investment returns of 0%, 6% and 12%. The policy benefits will differ from those shown in the tables if the annual investment returns are not absolutely constant. That is, the figures will be different if the returns averaged 0%, 6% or 12% over a period of years but went above or below those figures in individual policy years. The policy benefits also will differ, depending on your premium allocations to each subaccount of the VUL Account, if the overall actual rates of return averaged 0%, 6% or 12%, but went above or below those figures for the individual subaccounts. The tables are for standard risk males and females who are nonsmokers. In states where cost of insurance rates are not based on the Insured's sex, the tables designated "male" apply to all standard risk insureds who are nonsmokers. Account values and cash surrender values may be lower for risk classes involving higher mortality risk. Planned premium payments are assumed to be paid at the beginning of each policy year.

    The death benefit, account value and cash surrender value amounts reflect the following current charges:


    1. Monthly Administrative Charge of $5 per month ($10 per month guaranteed maximum in all states except New York and New Jersey. In New York and New Jersey guaranteed maximum is $7.50 per month.).

    2.  An average Premium Tax Charge of 2.25%.

    3.  A Federal Tax Charge of 1.5%.

    4. Cost of Insurance Charge. The tables illustrate cost of insurance at both the current rates and at the maximum rates guaranteed in the Policies.


    5. Mortality and Expense Risk Charge, which is a monthly charge equivalent to .40% on an annual basis (or .25% on an annual basis after the 10th policy year) of your policy value.

    These illustrations also assume an average investment advisory fee of .70% on an annual basis, of the average daily net asset value of each of the series of the funds. These illustrations also assume other ongoing average fund expenses of .30%. All other fund expenses, except capital items such as brokerage commissions, are paid by the Advisor or Phoenix. Management may decide to limit the amount of expense reimbursement in the future. If expense reimbursement had not been in place for the fiscal year ended December 31, 1999, average total operating expenses for the series would have been approximately
 .97% of the average net assets.

    Taking into account the Mortality and Expense Risk Charge and the investment advisory fees and expenses, the gross annual investment return rates of 0%, 6% and 12% on the funds' assets are equivalent to net annual investment return rates of approximately -1.00%, 5.00% and 11.00%, respectively. For individual illustrations, interest rates ranging between 0% and 12% may be selected in place of the 0%, 6% and 12% rates.


    The hypothetical returns shown in the tables are without any tax charges that may be attributable to the VUL Account in the future. If such tax charges are imposed in the future, then in order to produce after tax returns equal to those illustrated for 0%, 6% and 12%, a sufficiently higher amount in excess of the hypothetical interest rates would have to be earned.


    The second column of each table shows the amount that would accumulate if an amount equal to the premiums paid were invested to earn interest, after taxes, at 5% compounded annually. These tables show that if a policy is returned in its very early years for payment of its cash surrender value, that cash surrender value may be low in comparison to the amount of the premiums accumulated with interest. Thus, the cost of owning a policy for a relatively short time may be high.

    On request, we will furnish the policyowner with a comparable illustration based on the age and sex of the proposed insured person(s), standard risk assumptions and the initial face amount and planned premium chosen.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 1 OF 2

                                                                                                               FACE AMOUNT: $100,000
MALE 35 ADVANTAGE SELECT                                                                              INITIAL ANNUAL PREMIUM: $1,000

                    PHOENIX EXECUTIVE BENEFIT--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 1

                                                      ASSUMING CURRENT CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        760        810    100,000        810        860    100,000        860        910    100,000
        2      1,000      2,153      1,506      1,539    100,000      1,653      1,687    100,000      1,807      1,840    100,000
        3      1,000      3,310      2,238      2,255    100,000      2,532      2,549    100,000      2,851      2,868    100,000
        4      1,000      4,526      2,955      2,955    100,000      3,447      3,447    100,000      4,001      4,001    100,000
        5      1,000      5,802      3,657      3,657    100,000      4,398      4,398    100,000      5,267      5,267    100,000

        6      1,000      7,142      4,343      4,343    100,000      5,387      5,387    100,000      6,661      6,661    100,000
        7      1,000      8,549      5,011      5,011    100,000      6,412      6,412    100,000      8,193      8,193    100,000
        8      1,000     10,027      5,708      5,708    100,000      7,526      7,526    100,000      9,934      9,934    100,000
        9      1,000     11,578      6,383      6,383    100,000      8,680      8,680    100,000     11,847     11,847    100,000
       10      1,000     13,207      7,034      7,034    100,000      9,873      9,873    100,000     13,950     13,950    100,000

       11      1,000     14,917      7,708      7,708    100,000     11,158     11,158    100,000     16,322     16,322    100,000
       12      1,000     16,713      8,358      8,358    100,000     12,490     12,490    100,000     18,936     18,936    100,000
       13      1,000     18,599      8,984      8,984    100,000     13,871     13,871    100,000     21,820     21,820    100,000
       14      1,000     20,579      9,585      9,585    100,000     15,301     15,301    100,000     25,002     25,002    100,000
       15      1,000     22,657     10,159     10,159    100,000     16,783     16,783    100,000     28,514     28,514    100,000

       16      1,000     24,840     10,706     10,706    100,000     18,319     18,319    100,000     32,395     32,395    100,000
       17      1,000     27,132     11,226     11,226    100,000     19,910     19,910    100,000     36,684     36,684    100,000
       18      1,000     29,539     11,715     11,715    100,000     21,558     21,558    100,000     41,428     41,428    100,000
       19      1,000     32,066     12,173     12,173    100,000     23,265     23,265    100,000     46,673     46,673    105,948
       20      1,000     34,719     12,597     12,597    100,000     25,033     25,033    100,000     52,448     52,448    115,911

     @ 65      1,000     69,761     14,074     14,074    100,000     49,047     49,047    100,000    169,394    169,394    281,194


Based on 0% interest rate and guaranteed charges, the policy will lapse in year 29.

Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 2 OF 2

                                                                                                               FACE AMOUNT: $100,000
MALE 35 ADVANTAGE SELECT                                                                              INITIAL ANNUAL PREMIUM: $1,000

                  PHOENIX EXECUTIVE BENEFIT--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 1

                                                    ASSUMING GUARANTEED CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        573        623    100,000        617        667    100,000        661        711    100,000
        2      1,000      2,153      1,126      1,159    100,000      1,250      1,283    100,000      1,379      1,413    100,000
        3      1,000      3,310      1,657      1,674    100,000      1,897      1,914    100,000      2,159      2,176    100,000
        4      1,000      4,526      2,165      2,165    100,000      2,558      2,558    100,000      3,005      3,005    100,000
        5      1,000      5,802      2,646      2,646    100,000      3,230      3,230    100,000      3,921      3,921    100,000

        6      1,000      7,142      3,100      3,100    100,000      3,912      3,912    100,000      4,913      4,913    100,000
        7      1,000      8,549      3,523      3,523    100,000      4,602      4,602    100,000      5,986      5,986    100,000
        8      1,000     10,027      3,935      3,935    100,000      5,320      5,320    100,000      7,173      7,173    100,000
        9      1,000     11,578      4,314      4,314    100,000      6,043      6,043    100,000      8,459      8,459    100,000
       10      1,000     13,207      4,659      4,659    100,000      6,772      6,772    100,000      9,855      9,855    100,000

       11      1,000     14,917      4,974      4,974    100,000      7,515      7,515    100,000     11,390     11,390    100,000
       12      1,000     16,713      5,252      5,252    100,000      8,262      8,262    100,000     13,062     13,062    100,000
       13      1,000     18,599      5,491      5,491    100,000      9,011      9,011    100,000     14,886     14,886    100,000
       14      1,000     20,579      5,688      5,688    100,000      9,761      9,761    100,000     16,880     16,880    100,000
       15      1,000     22,657      5,840      5,840    100,000     10,507     10,507    100,000     19,059     19,059    100,000

       16      1,000     24,840      5,945      5,945    100,000     11,248     11,248    100,000     21,445     21,445    100,000
       17      1,000     27,132      5,993      5,993    100,000     11,976     11,976    100,000     24,056     24,056    100,000
       18      1,000     29,539      5,980      5,980    100,000     12,684     12,684    100,000     26,916     26,916    100,000
       19      1,000     32,066      5,897      5,897    100,000     13,365     13,365    100,000     30,052     30,052    100,000
       20      1,000     34,719      5,735      5,735    100,000     14,010     14,010    100,000     33,493     33,493    100,000

     @ 65      1,000     69,761         --         --         --     15,866     15,866    100,000     92,905     92,905    157,939


Based on 0% interest rate and guaranteed charges, the policy will lapse in year 29.

Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 1 OF 2

                                                                                                               FACE AMOUNT: $100,000
FEMALE 35 ADVANTAGE SELECT                                                                            INITIAL ANNUAL PREMIUM: $1,000

                 PHOENIX EXECUTIVE BENEFIT--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 1

                                                      ASSUMING CURRENT CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        787        837    100,000        838        888    100,000        889        939    100,000
        2      1,000      2,153      1,559      1,592    100,000      1,710      1,743    100,000      1,867      1,901    100,000
        3      1,000      3,310      2,314      2,331    100,000      2,616      2,633    100,000      2,943      2,960    100,000
        4      1,000      4,526      3,053      3,053    100,000      3,558      3,558    100,000      4,126      4,126    100,000
        5      1,000      5,802      3,774      3,774    100,000      4,534      4,534    100,000      5,426      5,426    100,000

        6      1,000      7,142      4,476      4,476    100,000      5,547      5,547    100,000      6,855      6,855    100,000
        7      1,000      8,549      5,158      5,158    100,000      6,597      6,597    100,000      8,426      8,426    100,000
        8      1,000     10,027      5,870      5,870    100,000      7,737      7,737    100,000     10,208     10,208    100,000
        9      1,000     11,578      6,561      6,561    100,000      8,919      8,919    100,000     12,169     12,169    100,000
       10      1,000     13,207      7,233      7,233    100,000     10,147     10,147    100,000     14,330     14,330    100,000

       11      1,000     14,917      7,926      7,926    100,000     11,467     11,467    100,000     16,764     16,764    100,000
       12      1,000     16,713      8,602      8,602    100,000     12,842     12,842    100,000     19,453     19,453    100,000
       13      1,000     18,599      9,261      9,261    100,000     14,274     14,274    100,000     22,426     22,426    100,000
       14      1,000     20,579      9,903      9,903    100,000     15,767     15,767    100,000     25,713     25,713    100,000
       15      1,000     22,657     10,527     10,527    100,000     17,324     17,324    100,000     29,350     29,350    100,000

       16      1,000     24,840     11,133     11,133    100,000     18,946     18,946    100,000     33,373     33,373    100,000
       17      1,000     27,132     11,720     11,720    100,000     20,635     20,635    100,000     37,826     37,826    100,000
       18      1,000     29,539     12,287     12,287    100,000     22,396     22,396    100,000     42,756     42,756    100,050
       19      1,000     32,066     12,833     12,833    100,000     24,230     24,230    100,000     48,207     48,207    109,430
       20      1,000     34,719     13,356     13,356    100,000     26,140     26,140    100,000     54,219     54,219    119,824

     @ 65      1,000     69,761     17,232     17,232    100,000     53,230     53,230    100,000    178,723    178,723    296,681


Based on 0% interest rate and guaranteed charges, the policy will lapse in year 36.

Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 2 OF 2

                                                                                                               FACE AMOUNT: $100,000
FEMALE 35 ADVANTAGE SELECT                                                                            INITIAL ANNUAL PREMIUM: $1,000

                  PHOENIX EXECUTIVE BENEFIT--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 1

                                                    ASSUMING GUARANTEED CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        618        668    100,000        664        714    100,000        709        759    100,000
        2      1,000      2,153      1,218      1,251    100,000      1,347      1,381    100,000      1,483      1,516    100,000
        3      1,000      3,310      1,798      1,814    100,000      2,051      2,068    100,000      2,327      2,343    100,000
        4      1,000      4,526      2,356      2,356    100,000      2,773      2,773    100,000      3,246      3,246    100,000
        5      1,000      5,802      2,890      2,890    100,000      3,512      3,512    100,000      4,246      4,246    100,000

        6      1,000      7,142      3,399      3,399    100,000      4,267      4,267    100,000      5,333      5,333    100,000
        7      1,000      8,549      3,881      3,881    100,000      5,037      5,037    100,000      6,517      6,517    100,000
        8      1,000     10,027      4,355      4,355    100,000      5,843      5,843    100,000      7,829      7,829    100,000
        9      1,000     11,578      4,803      4,803    100,000      6,667      6,667    100,000      9,263      9,263    100,000
       10      1,000     13,207      5,225      5,225    100,000      7,510      7,510    100,000     10,830     10,830    100,000

       11      1,000     14,917      5,629      5,629    100,000      8,385      8,385    100,000     12,566     12,566    100,000
       12      1,000     16,713      6,006      6,006    100,000      9,283      9,283    100,000     14,474     14,474    100,000
       13      1,000     18,599      6,357      6,357    100,000     10,203     10,203    100,000     16,571     16,571    100,000
       14      1,000     20,579      6,680      6,680    100,000     11,145     11,145    100,000     18,878     18,878    100,000
       15      1,000     22,657      6,971      6,971    100,000     12,109     12,109    100,000     21,419     21,419    100,000

       16      1,000     24,840      7,231      7,231    100,000     13,094     13,094    100,000     24,218     24,218    100,000
       17      1,000     27,132      7,456      7,456    100,000     14,099     14,099    100,000     27,305     27,305    100,000
       18      1,000     29,539      7,643      7,643    100,000     15,124     15,124    100,000     30,713     30,713    100,000
       19      1,000     32,066      7,789      7,789    100,000     16,165     16,165    100,000     34,475     34,475    100,000
       20      1,000     34,719      7,891      7,891    100,000     17,222     17,222    100,000     38,635     38,635    100,000

     @ 65      1,000     69,761      5,543      5,543    100,000     30,019     30,019    100,000    123,983    123,983    205,663


Based on 0% interest rate and guaranteed charges, the policy will lapse in year 36.

Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 1 OF 2

                                                                                                               FACE AMOUNT: $100,000
MALE 35 ADVANTAGE SELECT                                                                              INITIAL ANNUAL PREMIUM: $1,000

                  PHOENIX EXECUTIVE BENEFIT--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 2

                                                      ASSUMING CURRENT CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        759        809    100,760        809        859    100,810        859        909    100,860
        2      1,000      2,153      1,504      1,537    101,505      1,651      1,684    101,652      1,805      1,838    101,806
        3      1,000      3,310      2,234      2,251    102,235      2,528      2,544    102,528      2,846      2,863    102,847
        4      1,000      4,526      2,949      2,949    102,949      3,439      3,439    103,440      3,991      3,991    103,992
        5      1,000      5,802      3,647      3,647    103,648      4,385      4,385    104,386      5,251      5,251    105,252

        6      1,000      7,142      4,328      4,328    104,329      5,367      5,367    105,368      6,635      6,635    106,636
        7      1,000      8,549      4,989      4,989    104,990      6,384      6,384    106,384      8,155      8,155    108,156
        8      1,000     10,027      5,679      5,679    105,680      7,487      7,487    107,488      9,879      9,879    109,879
        9      1,000     11,578      6,346      6,346    106,347      8,626      8,626    108,627     11,769     11,769    111,770
       10      1,000     13,207      6,986      6,986    106,987      9,801      9,801    109,802     13,841     13,841    113,842

       11      1,000     14,917      7,649      7,649    107,650     11,066     11,066    111,068     16,178     16,178    116,179
       12      1,000     16,713      8,286      8,286    108,287     12,374     12,374    112,374     18,747     18,747    118,748
       13      1,000     18,599      8,897      8,897    108,898     13,724     13,724    113,725     21,571     21,571    121,571
       14      1,000     20,579      9,480      9,480    109,481     15,117     15,117    115,118     24,676     24,676    124,677
       15      1,000     22,657     10,033     10,033    110,034     16,553     16,553    116,554     28,090     28,090    128,091

       16      1,000     24,840     10,555     10,555    110,556     18,033     18,033    118,033     31,846     31,846    131,847
       17      1,000     27,132     11,046     11,046    111,047     19,556     19,556    119,557     35,977     35,977    135,977
       18      1,000     29,539     11,502     11,502    111,503     21,122     21,122    121,123     40,520     40,520    140,521
       19      1,000     32,066     11,921     11,921    111,922     22,731     22,731    122,732     45,519     45,519    145,519
       20      1,000     34,719     12,302     12,302    112,303     24,382     24,382    124,383     51,017     51,017    151,018

     @ 65      1,000     69,761     12,779     12,779    112,780     44,393     44,393    144,394    163,040    163,040    270,647


Based on 0% interest rate and guaranteed charges, the policy will lapse in year 28.

Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 2 OF 2

                                                                                                               FACE AMOUNT: $100,000
MALE 35 ADVANTAGE SELECT                                                                              INITIAL ANNUAL PREMIUM: $1,000

                  PHOENIX EXECUTIVE BENEFIT--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 2

                                                    ASSUMING GUARANTEED CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        571        621    100,572        615        665    100,616        659        709    100,661
        2      1,000      2,153      1,122      1,155    101,123      1,245      1,278    101,246      1,374      1,407    101,375
        3      1,000      3,310      1,648      1,665    101,649      1,887      1,904    101,888      2,148      2,164    102,149
        4      1,000      4,526      2,150      2,150    102,151      2,541      2,541    102,541      2,984      2,984    102,985
        5      1,000      5,802      2,624      2,624    102,625      3,202      3,202    103,203      3,886      3,886    103,887

        6      1,000      7,142      3,068      3,068    103,069      3,871      3,871    103,872      4,859      4,859    104,860
        7      1,000      8,549      3,479      3,479    103,480      4,542      4,542    104,544      5,907      5,907    105,907
        8      1,000     10,027      3,877      3,877    103,879      5,238      5,238    105,239      7,058      7,058    107,059
        9      1,000     11,578      4,240      4,240    104,241      5,933      5,933    105,934      8,299      8,299    108,299
       10      1,000     13,207      4,565      4,565    104,566      6,628      6,628    106,628      9,636      9,636    109,637

       11      1,000     14,917      4,857      4,857    104,859      7,329      7,329    107,329     11,094     11,094    111,095
       12      1,000     16,713      5,110      5,110    105,111      8,025      8,025    108,026     12,669     12,669    112,669
       13      1,000     18,599      5,319      5,319    105,321      8,713      8,713    108,715     14,370     14,370    114,372
       14      1,000     20,579      5,484      5,484    105,485      9,391      9,391    109,392     16,210     16,210    116,211
       15      1,000     22,657      5,601      5,601    105,602     10,052     10,052    110,054     18,197     18,197    118,198

       16      1,000     24,840      5,666      5,666    105,667     10,694     10,694    110,695     20,344     20,344    120,346
       17      1,000     27,132      5,672      5,672    105,673     11,306     11,306    111,307     22,660     22,660    122,661
       18      1,000     29,539      5,612      5,612    105,613     11,878     11,878    111,879     25,153     25,153    125,154
       19      1,000     32,066      5,478      5,478    105,479     12,402     12,402    112,402     27,835     27,835    127,836
       20      1,000     34,719      5,262      5,262    105,263     12,862     12,862    112,863     30,715     30,715    130,716

     @ 65      1,000     69,761         --         --         --     10,125     10,125    110,126     80,243     80,243    180,244


Based on 0% interest rate and guaranteed charges, the policy will lapse in year 28.

Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 1 OF 2

                                                                                                               FACE AMOUNT: $100,000
FEMALE 35 ADVANTAGE SELECT                                                                            INITIAL ANNUAL PREMIUM: $1,000

                  PHOENIX EXECUTIVE BENEFIT--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 2

                                                      ASSUMING CURRENT CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        787       837     100,787        838        888    100,838        889        939    100,890
        2      1,000      2,153      1,558     1,591     101,558      1,709      1,742    101,710      1,866      1,899    101,867
        3      1,000      3,310      2,311     2,328     102,312      2,613      2,629    102,614      2,939      2,956    102,941
        4      1,000      4,526      3,048     3,048     103,049      3,551      3,551    103,553      4,119      4,119    104,120
        5      1,000      5,802      3,766     3,766     103,767      4,524      4,524    104,525      5,414      5,414    105,415

        6      1,000      7,142      4,464     4,464     104,464      5,532      5,532    105,532      6,835      6,835    106,836
        7      1,000      8,549      5,141     5,141     105,142      6,574      6,574    106,575      8,395      8,395    108,396
        8      1,000     10,027      5,846     5,846     105,847      7,704      7,704    107,705     10,162     10,162    110,163
        9      1,000     11,578      6,530     6,530     106,531      8,874      8,874    108,875     12,103     12,103    112,105
       10      1,000     13,207      7,192     7,192     107,193     10,085     10,085    110,086     14,237     14,237    114,238

       11      1,000     14,917      7,876     7,876     107,877     11,388     11,388    111,389     16,641     16,641    116,643
       12      1,000     16,713      8,541     8,541     108,543     12,743     12,743    112,744     19,293     19,293    119,294
       13      1,000     18,599      9,188     9,188     109,189     14,151     14,151    114,152     22,217     22,217    122,218
       14      1,000     20,579      9,816     9,816     109,817     15,615     15,615    115,615     25,443     25,443    125,444
       15      1,000     22,657     10,424    10,424     110,425     17,136     17,136    117,137     29,003     29,003    129,004

       16      1,000     24,840     11,012    11,012     111,013     18,715     18,715    118,716     32,931     32,931    132,932
       17      1,000     27,132     11,578    11,578     111,579     20,355     20,355    120,356     37,265     37,265    137,266
       18      1,000     29,539     12,122    12,122     112,122     22,057     22,057    122,058     42,048     42,048    142,049
       19      1,000     32,066     12,641    12,641     112,641     23,820     23,820    123,822     47,324     47,324    147,325
       20      1,000     34,719     13,134    13,134     113,134     25,647     25,647    125,648     53,145     53,145    153,146

     @ 65      1,000     69,761     16,330    16,330     116,330     50,178     50,178    150,179    174,371    174,371    289,457


Based on 0% interest rate and guaranteed charges, the policy will lapse in year 36.

Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 2 OF 2

                                                                                                               FACE AMOUNT: $100,000
FEMALE 35 ADVANTAGE SELECT                                                                            INITIAL ANNUAL PREMIUM: $1,000

                  PHOENIX EXECUTIVE BENEFIT--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 2

                                                    ASSUMING GUARANTEED CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        617        667    100,618        662        712    100,663        708        758    100,709
        2      1,000      2,153      1,214      1,248    101,215      1,343      1,377    101,344      1,478      1,512    101,480
        3      1,000      3,310      1,790      1,807    101,791      2,043      2,059    102,044      2,317      2,334    102,318
        4      1,000      4,526      2,343      2,343    102,345      2,758      2,758    102,760      3,228      3,228    103,229
        5      1,000      5,802      2,871      2,871    102,872      3,489      3,489    103,489      4,216      4,216    104,218

        6      1,000      7,142      3,371      3,371    103,373      4,232      4,232    104,232      5,288      5,288    105,289
        7      1,000      8,549      3,843      3,843    103,844      4,986      4,986    104,988      6,449      6,449    106,450
        8      1,000     10,027      4,305      4,305    104,306      5,773      5,773    105,774      7,731      7,731    107,732
        9      1,000     11,578      4,738      4,738    104,740      6,573      6,573    106,573      9,125      9,125    109,126
       10      1,000     13,207      5,143      5,143    105,144      7,386      7,386    107,387     10,641     10,641    110,642

       11      1,000     14,917      5,527      5,527    105,528      8,224      8,224    108,225     12,311     12,311    112,312
       12      1,000     16,713      5,882      5,882    105,883      9,077      9,077    109,079     14,135     14,135    114,136
       13      1,000     18,599      6,208      6,208    106,209      9,946      9,946    109,947     16,128     16,128    116,129
       14      1,000     20,579      6,502      6,502    106,503     10,827     10,827    110,827     18,306     18,306    118,307
       15      1,000     22,657      6,763      6,763    106,764     11,718     11,718    111,719     20,685     20,685    120,686

       16      1,000     24,840      6,987      6,987    106,988     12,618     12,618    112,619     23,284     23,284    123,285
       17      1,000     27,132      7,175      7,175    107,175     13,525     13,525    113,526     26,125     26,125    126,125
       18      1,000     29,539      7,320      7,320    107,322     14,435     14,435    114,436     29,229     29,229    129,230
       19      1,000     32,066      7,420      7,420    107,421     15,342     15,342    115,342     32,618     32,618    132,620
       20      1,000     34,719      7,472      7,472    107,473     16,244     16,244    116,245     36,323     36,323    136,324

     @ 65      1,000     69,761      4,385      4,385    104,386     25,015     25,015    125,016    109,760    109,760    209,761


Based on 0% interest rate and guaranteed charges, the policy will lapse in year 36.

Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 1 OF 2

                                                                                                               FACE AMOUNT: $100,000
MALE 35 ADVANTAGE SELECT                                                                              INITIAL ANNUAL PREMIUM: $1,000

                  PHOENIX EXECUTIVE BENEFIT--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 3

                                                    ASSUMING CURRENT CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        759        809    101,000        809        859    101,000        859        909    101,000
        2      1,000      2,153      1,503      1,537    102,000      1,651      1,684    102,000      1,804      1,838    102,000
        3      1,000      3,310      2,233      2,250    103,000      2,527      2,544    103,000      2,846      2,862    103,000
        4      1,000      4,526      2,947      2,947    104,000      3,438      3,438    104,000      3,991      3,991    104,000
        5      1,000      5,802      3,644      3,644    105,000      4,383      4,383    105,000      5,250      5,250    105,000

        6      1,000      7,142      4,323      4,323    106,000      5,364      5,364    106,000      6,635      6,635    106,000
        7      1,000      8,549      4,983      4,983    107,000      6,380      6,380    107,000      8,157      8,157    107,000
        8      1,000     10,027      5,670      5,670    108,000      7,483      7,483    108,000      9,882      9,882    108,000
        9      1,000     11,578      6,333      6,333    109,000      8,622      8,622    109,000     11,777     11,777    109,000
       10      1,000     13,207      6,969      6,969    110,000      9,795      9,795    110,000     13,855     13,855    110,000

       11      1,000     14,917      7,628      7,628    111,000     11,060     11,060    111,000     16,200     16,200    111,000
       12      1,000     16,713      8,260      8,260    112,000     12,368     12,368    112,000     18,781     18,781    112,000
       13      1,000     18,599      8,864      8,864    113,000     13,719     13,719    113,000     21,623     21,623    113,000
       14      1,000     20,579      9,439      9,439    114,000     15,114     15,114    114,000     24,754     24,754    114,000
       15      1,000     22,657      9,982      9,982    115,000     16,553     16,553    115,000     28,205     28,205    115,000

       16      1,000     24,840     10,493     10,493    116,000     18,037     18,037    116,000     32,010     32,010    116,000
       17      1,000     27,132     10,968     10,968    117,000     19,567     19,567    117,000     36,209     36,209    117,000
       18      1,000     29,539     11,407     11,407    118,000     21,143     21,143    118,000     40,844     40,844    118,000
       19      1,000     32,066     11,805     11,805    119,000     22,764     22,764    119,000     45,963     45,963    119,000
       20      1,000     34,719     12,161     12,161    120,000     24,432     24,432    120,000     51,621     51,621    120,000

     @ 65      1,000     69,761     11,670     11,670    131,000     45,378     45,378    131,000    166,984    166,984    277,195


Based on 0% interest rate and guaranteed charges, the policy will lapse in year 26.

Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 2 OF 2

                                                                                                               FACE AMOUNT: $100,000
MALE 35 ADVANTAGE SELECT                                                                              INITIAL ANNUAL PREMIUM: $1,000

                  PHOENIX EXECUTIVE BENEFIT--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 3

                                                  ASSUMING GUARANTEED CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        571        621    101,000        615        665    101,000        659        709    101,000
        2      1,000      2,153      1,120      1,153    102,000      1,243      1,277    102,000      1,373      1,406    102,000
        3      1,000      3,310      1,644      1,661    103,000      1,884      1,900    103,000      2,144      2,161    103,000
        4      1,000      4,526      2,142      2,142    104,000      2,533      2,533    104,000      2,978      2,978    104,000
        5      1,000      5,802      2,610      2,610    105,000      3,190      3,190    105,000      3,876      3,876    105,000

        6      1,000      7,142      3,046      3,046    106,000      3,852      3,852    106,000      4,845      4,845    106,000
        7      1,000      8,549      3,447      3,447    107,000      4,515      4,515    107,000      5,887      5,887    107,000
        8      1,000     10,027      3,833      3,833    108,000      5,200      5,200    108,000      7,033      7,033    108,000
        9      1,000     11,578      4,179      4,179    109,000      5,882      5,882    109,000      8,267      8,267    109,000
       10      1,000     13,207      4,483      4,483    110,000      6,561      6,561    110,000      9,599      9,599    110,000

       11      1,000     14,917      4,751      4,751    111,000      7,242      7,242    111,000     11,052     11,052    111,000
       12      1,000     16,713      4,972      4,972    112,000      7,914      7,914    112,000     12,624     12,624    112,000
       13      1,000     18,599      5,145      5,145    113,000      8,574      8,574    113,000     14,326     14,326    113,000
       14      1,000     20,579      5,265      5,265    114,000      9,219      9,219    114,000     16,172     16,172    114,000
       15      1,000     22,657      5,328      5,328    115,000      9,841      9,841    115,000     18,172     18,172    115,000

       16      1,000     24,840      5,329      5,329    116,000     10,436     10,436    116,000     20,343     20,343    116,000
       17      1,000     27,132      5,258      5,258    117,000     10,992     10,992    117,000     22,697     22,697    117,000
       18      1,000     29,539      5,107      5,107    118,000     11,500     11,500    118,000     25,249     25,249    118,000
       19      1,000     32,066      4,864      4,864    119,000     11,945     11,945    119,000     28,015     28,015    119,000
       20      1,000     34,719      4,515      4,515    120,000     12,312     12,312    120,000     31,014     31,014    120,000

     @ 65      1,000     69,761         --         --         --      5,772      5,772    131,000     89,942     89,942    149,304


Based on 0% interest rate and guaranteed charges, the policy will lapse in year 26.

Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 1 OF 2

                                                                                                               FACE AMOUNT: $100,000
FEMALE 35 ADVANTAGE SELECT                                                                            INITIAL ANNUAL PREMIUM: $1,000

                  PHOENIX EXECUTIVE BENEFIT--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 3

                                                    ASSUMING CURRENT CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        787        837    101,000        838        888    101,000        889        939    101,000
        2      1,000      2,153      1,557      1,591    102,000      1,708      1,742    102,000      1,866      1,899    102,000
        3      1,000      3,310      2,311      2,328    103,000      2,613      2,629    103,000      2,939      2,956    103,000
        4      1,000      4,526      3,047      3,047    104,000      3,551      3,551    104,000      4,119      4,119    104,000
        5      1,000      5,802      3,764      3,764    105,000      4,523      4,523    105,000      5,414      5,414    105,000

        6      1,000      7,142      4,460      4,460    106,000      5,530      5,530    106,000      6,836      6,836    106,000
        7      1,000      8,549      5,136      5,136    107,000      6,572      6,572    107,000      8,397      8,397    107,000
        8      1,000     10,027      5,839      5,839    108,000      7,702      7,702    108,000     10,167     10,167    108,000
        9      1,000     11,578      6,520      6,520    109,000      8,871      8,871    109,000     12,112     12,112    109,000
       10      1,000     13,207      7,179      7,179    110,000     10,082     10,082    110,000     14,252     14,252    110,000

       11      1,000     14,917      7,860      7,860    111,000     11,386     11,386    111,000     16,664     16,664    111,000
       12      1,000     16,713      8,521      8,521    112,000     12,741     12,741    112,000     19,326     19,326    112,000
       13      1,000     18,599      9,163      9,163    113,000     14,150     14,150    113,000     22,266     22,266    113,000
       14      1,000     20,579      9,785      9,785    114,000     15,616     15,616    114,000     25,514     25,514    114,000
       15      1,000     22,657     10,387     10,387    115,000     17,140     17,140    115,000     29,103     29,103    115,000

       16      1,000     24,840     10,967     10,967    116,000     18,725     18,725    116,000     33,071     33,071    116,000
       17      1,000     27,132     11,524     11,524    117,000     20,371     20,371    117,000     37,457     37,457    117,000
       18      1,000     29,539     12,057     12,057    118,000     22,081     22,081    118,000     42,308     42,308    118,000
       19      1,000     32,066     12,563     12,563    119,000     23,856     23,856    119,000     47,673     47,673    119,000
       20      1,000     34,719     13,041     13,041    120,000     25,698     25,698    120,000     53,611     53,611    120,000

     @ 65      1,000     69,761     15,762     15,762    131,000     50,981     50,981    131,000    176,926    176,926    293,698


Based on 0% interest rate and guaranteed charges, the policy will lapse in year 33.

Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                                            PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY                                   PAGE 2 OF 2

                                                                                                               FACE AMOUNT: $100,000
FEMALE 35 ADVANTAGE SELECT                                                                            INITIAL ANNUAL PREMIUM: $1,000

                   PHOENIX EXECUTIVE BENEFIT--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 3

                                                  ASSUMING GUARANTEED CHARGES

                                                CASH                             CASH                             CASH
             ASSUMED     PREMIUM    ACCOUNT   SURRENDER   DEATH     ACCOUNT    SURRENDER    DEATH    ACCOUNT    SURRENDER    DEATH
             PREMIUM     ACCUM.     VALUE       VALUE     BENEFIT     VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT
   YEAR      PAYMENTS     @5.0%      @0%         @0%       @0%         @6%         @6%      @6%        @12%       @12%       @12%
  -------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
        1      1,000      1,050        617        667    101,000        662        712    101,000        708        758    101,000
        2      1,000      2,153      1,213      1,246    102,000      1,342      1,376    102,000      1,478      1,511    102,000
        3      1,000      3,310      1,787      1,804    103,000      2,040      2,057    103,000      2,315      2,332    103,000
        4      1,000      4,526      2,338      2,338    104,000      2,754      2,754    104,000      3,224      3,224    104,000
        5      1,000      5,802      2,861      2,861    105,000      3,480      3,480    105,000      4,210      4,210    105,000

        6      1,000      7,142      3,356      3,356    106,000      4,219      4,219    106,000      5,279      5,279    106,000
        7      1,000      8,549      3,820      3,820    107,000      4,968      4,968    107,000      6,438      6,438    107,000
        8      1,000     10,027      4,273      4,273    108,000      5,748      5,748    108,000      7,717      7,717    108,000
        9      1,000     11,578      4,695      4,695    109,000      6,539      6,539    109,000      9,110      9,110    109,000
       10      1,000     13,207      5,085      5,085    110,000      7,342      7,342    110,000     10,626     10,626    110,000

       11      1,000     14,917      5,451      5,451    111,000      8,169      8,169    111,000     12,298     12,298    111,000
       12      1,000     16,713      5,786      5,786    112,000      9,008      9,008    112,000     14,128     14,128    112,000
       13      1,000     18,599      6,087      6,087    113,000      9,861      9,861    113,000     16,131     16,131    113,000
       14      1,000     20,579      6,351      6,351    114,000     10,723     10,723    114,000     18,326     18,326    114,000
       15      1,000     22,657      6,577      6,577    115,000     11,595     11,595    115,000     20,731     20,731    115,000

       16      1,000     24,840      6,761      6,761    116,000     12,471     12,471    116,000     23,369     23,369    116,000
       17      1,000     27,132      6,900      6,900    117,000     13,352     13,352    117,000     26,265     26,265    117,000
       18      1,000     29,539      6,990      6,990    118,000     14,232     14,232    118,000     29,447     29,447    118,000
       19      1,000     32,066      7,024      7,024    119,000     15,105     15,105    119,000     32,941     32,941    119,000
       20      1,000     34,719      7,000      7,000    120,000     15,970     15,970    120,000     36,786     36,786    120,000

     @ 65      1,000     69,761      1,756      1,756    131,000     23,835     23,835    131,000    116,859    116,859    193,986


Based on 0% interest rate and guaranteed charges, the policy will lapse in year 33.

Death benefit, account value and cash surrender value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the policy year. Assumed Premium Payments shown are assumed paid in full at the beginning of the policy year. Payment of premiums shown other than in full at the beginning of the policy year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.00% (includes average fund operating expenses of 0.30% applicable to the investment subaccounts of the VUL Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment subaccounts of the VUL Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 3% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                           PART II. OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.


                              RULE 484 UNDERTAKING

    Section 5.9 of the Connecticut Corporation Law & Practice, provides that a corporation may indemnify any director or officer of the corporation made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, by reason of the fact that he, his testator or intestate, served such other corporation in any capacity at the request of the indemnifying corporation.

    Article V of the Bylaws of the Company provides that: "Each person who is or was a director or officer of the Company (including the heirs, executors, administrators or estate of such person) shall be indemnified by the Company as of right to full extent permitted or authorized by the laws of the State of Connecticut against any liability, cost or expense asserted against him and incurred by him by reason of his capacity as a director or officer, or arising out of his status as a director or officer."

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                 REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)
                   UNDER THE INVESTMENT COMPANY ACT OF 1940.


    Pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940, as amended, Phoenix Home Life Mutual Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks to be assumed thereunder by Phoenix Home Life Mutual Insurance Company.



                       CONTENTS OF REGISTRATION STATEMENT

This Form S-6 Registration Statement comprises the following papers and documents:

    The facing sheet.


    The Prospectus describing Phoenix Home Life Mutual Insurance Company Policy Form V609 (Phoenix Corporate Edge) consisting of 88 pages.

    The Prospectus describing Phoenix Home Life Mutual Insurance Company Policy Form V607 and riders thereto (Phoenix Executive Benefit), consisting of 89 pages.


    The undertaking to file reports.

    The Rule 484 undertaking.

    Representation pursuant to Section 26(e)(2)(A) under the Investment Company Act of 1940.

    The signature page.


    The powers of attorney.


    Written consents of the following persons:


         (a)  Edwin L. Kerr, Esq., filed herewith.

         (c)  PricewaterhouseCoopers, LLP, filed herewith.

         (d)  Paul M. Fischer, FSA, CLU, ChFC, filed herewith.

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:


    A. (1) Resolution of the Board of Directors of Depositor of Phoenix Home Life Mutual Insurance Company establishing the VUL Account filed with Registrant's Registration Statement on July 21, 1988 and filed via Edgar, is incorporated herein by reference.


         (2)  Not Applicable.

         (3)  Distribution of Policies:


              (a) Master Service and Distribution Compliance Agreement between Depositor and Phoenix Equity Planning Corporation, dated December 31, 1996, filed via Edgar with Post-Effective Amendment No. 15 to its Form S-6 Registration Statement (Registration No. 33-23251) on April 30, 1998, is incorporated herein by reference.

              (b) Form of Broker Dealer Supervisory and Service Agreement between Phoenix Equity Planning Corporation and Independent Brokers with respect to the sale of Policies, filed via Edgar with Post-Effective Amendment No. 15 to its Form S-6 Registration Statement (Registration No. 33-23251) on April 30, 1998, is incorporated herein by reference.


              (c)  Not Applicable.

         (4)  Not Applicable.


         (5)  Specimen Policies with optional riders.

               (a) Phoenix Corporate Edge - Flexible Premium Variable Universal
                   Life Insurance Policy Form Number V609 of Depositor, filed via Edgar with Initial Registration Statement on September 10, 1999.

               (b) Phoenix Executive Benefit - Flexible Premium Variable
                   Universal Life Insurance Policy Form Number V607 of Depositor, together with Variable Policy Exchange Option Rider VR35 and Flexible Term Insurance Rider Form VR37 of Depositor, filed via Edgar with Initial Registration Statement on September 10, 1999.

          (6) (a) Charter of Phoenix Home Life Mutual Insurance Company, filed via Edgar with Post-Effective Amendment No. 12 to its Form S-6 Registration Statement (Registration No. 33-23251) and is incorporated herein by reference.

               (b) By-Laws of Phoenix Home Life Mutual Insurance Company
                   filed via Edgar with Post-Effective Amendment No. 12 to its Form S-6 Registration Statement (Registration No. 33-23251) and is incorporated herein by reference.


         (7)  Not Applicable.


         (8) (a) Participation Agreement(s) between Phoenix Home Life Mutual Insurance Company and Wanger Advisors Trust, to be filed by Amendment.

              (b) Participation Agreement between Phoenix Home Life Mutual Insurance Company and Franklin Templeton Distributors, Inc., to be filed by Amendment.

              (c) Participation Agreement between Phoenix Home Life Mutual Insurance Company and Federated Securities Corp., to be filed by Amendment.

              (d) Participation Agreement between Phoenix Home Life Mutual Insurance Company and Bankers Trust Company, to be filed by Amendment.


         (9)  Not Applicable.


         (10) Forms of application for Phoenix Corporate Edge and Phoenix Executive Benefit filed via Edgar with Initial Registration Statement on September 10, 1999.

         (11) Memorandum describing transfer and redemption procedures and method of computing adjustments in payments and cash values upon conversion to fixed benefit policies, filed via Edgar with Registrant's Registration Statement (Registration No. 333-23171) on Form S-6 filed on March 12, 1997, and is incorporated herein by reference.

2. Opinion and Consent of Edwin L. Kerr, Esq., Counsel of Depositor, as to the legality of the securities being registered, filed herewith.


3. Not Applicable. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

4. Not Applicable.

5. Not Applicable.


6. Not Applicable.


7. Consent of PricewaterhouseCoopers, LLP, filed herewith.

8. Consent of Edwin L. Kerr, Esq., see Exhibit 2.

9. Consent of Paul M. Fischer, FSA, CLU, ChFC, filed herewith.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Phoenix Home Life Variable Universal Life Account has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford, State of Connecticut on the 29th day of February, 2000.

                             PHOENIX HOME LIFE VARIABLE UNIVERSAL LIFE ACCOUNT
                             -------------------------------------------------
                                                (Registrant)

                        By:      PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                                 ------------------------------------------
                                                  (Depositor)

                        By:        /s/ Dona D. Young
                                 ----------------------------------
                                 *Dona D. Young, President

  ATTEST:     /s/ John H. Beers
              -------------------------
               John H. Beers, Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 29th day of February, 2000.


                SIGNATURE                     TITLE
                ---------                     -----

                                              Director
----------------------------------------
             *Sal H. Alfiero

                                              Director
----------------------------------------
             *John C. Bacot

                                              Director
----------------------------------------
           *Richard N. Cooper

                                              Director
----------------------------------------
            *Gordon J. Davis

                                              Director
----------------------------------------      Chairman of the Board
          *Robert W. Fiondella                and Chief Executive Officer

                                              Director
----------------------------------------
             *John E. Haire

                                              Director
----------------------------------------
          *Jerry J. Jasinowski

                                              Director
----------------------------------------
           *John W. Johnstone

                                              Director
----------------------------------------
          *Marilyn E. LaMarche

                                              Director
----------------------------------------
          *Philip R. McLoughlin

                SIGNATURE                     TITLE
                ---------                     -----


                                              Director
----------------------------------------
             *Indra K. Nooyi

                                              Director
----------------------------------------
            *Robert F. Vizza

                                              Director, President
----------------------------------------
              Dona D. Young

                                              Executive Vice President and
----------------------------------------      Chief Financial Officer
           *David W. Searfoss


  By: /s/ Dona D. Young
     --------------------------
  * Dona D. Young as Attorney-in-Fact pursuant to Powers of Attorney, copies of which were previous filed.



                                       S-2